                                                                     EXHIBIT T3E

                         UNITED STATES BANKRUPTCY COURT
                          NORTHERN DISTRICT OF ILLINOIS
                                EASTERN DIVISION


IN RE:                                 : CHAPTER 11
                                       : JOINTLY ADMINISTERED
WORLD KITCHEN, INC.,                   : CASE NO. 02-B21257
A DELAWARE CORPORATION, ET AL.,        :

                                       : HONORABLE JACK B. SCHMETTERER
           DEBTORS.                    :
                                       :
----------------------------------
                                       :
(WORLD KITCHEN, INC.)                  : (CASE NO. 02-B21257)
(WKI HOLDING COMPANY, INC.)            : (CASE NO. 02-B21258)
(CHICAGO CUTLERY, INC.)                : (CASE NO. 02-B21259)
(CSC OF TENNESSEE, INC.)               : (CASE NO. 02-B21260)
(EKCO CLEANING, INC.)                  : (CASE NO. 02-B21261)
(EKCO DISTRIBUTION OF ILLINOIS, INC.)  : (CASE NO. 02-B21262)
(EKCO GROUP, INC.)                     : (CASE NO. 02-B21263)
(EKCO HOUSEWARES, INC.)                : (CASE NO. 02-B21264)
(EKCO MANUFACTURING OF OHIO, INC.)     : (CASE NO. 02-B21265)
(WB OF OHIO, INC.)                     : (CASE NO. 02-B21266)
(WKI LATIN AMERICA HOLDING, LLC)       : (CASE NO. 02-B21267)
(WORLD KITCHEN (GHC), INC.)            : (CASE NO. 02-B21268)
                                       :
                                       : DISCLOSURE STATEMENT PURSUANT TO
                                       : SECTION 1125 OF THE BANKRUPTCY CODE
                                       : FOR THE SECOND AMENDED JOINT
                                       : PLAN OF REORGANIZATION OF
                                       : WORLD KITCHEN, INC., ITS PARENT
                                       : CORPORATION AND ITS SUBSIDIARY DEBTORS
                                         --------------------------------------




                   RICHARD M. CIERI (OH 0032464)    HENRY L. GOMPF (TX 08116400)
                   JEFFREY B. ELLMAN (OH 0055558)   JONES, DAY, REAVIS & POGUE
                   JONES, DAY, REAVIS & POGUE       2727 North Harwood
                   North Point                      Dallas, Texas  75201
                   901 Lakeside Avenue              (214) 220-3939
                   Cleveland, Ohio  44114
                   (216) 586-3939                   MARK L. HANSON (GA 323935)
                                                    JONES, DAY, REAVIS & POGUE
                                                    3500 SunTrust Plaza
                                                    303 Peachtree Street, N.E.
                                                    Atlanta, Georgia  30308-3242
                                                    (404) 521-3939

                                                    ATTORNEYS FOR DEBTORS AND
                                                    DEBTORS IN POSSESSION

November 15, 2002

                  DISCLOSURE STATEMENT, DATED NOVEMBER 15, 2002

                              SOLICITATION OF VOTES
                       WITH RESPECT TO THE SECOND AMENDED
                          JOINT PLAN OF REORGANIZATION
                                       OF
     WORLD KITCHEN, INC., ITS PARENT CORPORATION AND ITS SUBSIDIARY DEBTORS

         THE BOARDS OF DIRECTORS OF WORLD KITCHEN, INC. ("WORLD KITCHEN"); WKI HOLDING COMPANY, INC., ITS PARENT CORPORATION ("WKI"); AND EACH OF ITS SUBSIDIARY DEBTORS LISTED ON THE ATTACHED EXHIBIT I (COLLECTIVELY WITH WORLD KITCHEN AND WKI, THE "DEBTORS") BELIEVE THAT THE SECOND AMENDED JOINT PLAN OF REORGANIZATION OF WORLD KITCHEN, INC., ITS PARENT CORPORATION AND ITS SUBSIDIARY DEBTORS, DATED NOVEMBER 15, 2002 AND ATTACHED AS EXHIBIT II (THE "PLAN"), IS IN THE BEST INTERESTS OF CREDITORS. ALL CREDITORS ENTITLED TO VOTE THEREON ARE URGED TO VOTE IN FAVOR OF THE PLAN. A SUMMARY OF THE VOTING INSTRUCTIONS ARE SET FORTH AT PAGE 102 OF THIS DISCLOSURE STATEMENT. MORE DETAILED INSTRUCTIONS ARE CONTAINED ON THE BALLOTS DISTRIBUTED TO CREDITORS ENTITLED TO VOTE ON THE PLAN. TO BE COUNTED, YOUR BALLOT MUST BE DULY COMPLETED, EXECUTED AND RECEIVED IN ACCORDANCE WITH THE BALLOT INSTRUCTIONS BY 5:00 P.M., EASTERN TIME, ON DECEMBER 17, 2002 OR SUCH OTHER DATE IDENTIFIED ON YOUR BALLOT (THE "VOTING DEADLINE"), UNLESS EXTENDED.

         THE CONFIRMATION AND EFFECTIVENESS OF THE PROPOSED PLAN ARE SUBJECT TO MATERIAL CONDITIONS PRECEDENT, SOME OF WHICH MAY NOT BE SATISFIED. SEE "OVERVIEW OF THE PLAN -- CONDITIONS TO CONFIRMATION AND THE EFFECTIVE DATE OF THE PLAN" AND "VOTING AND CONFIRMATION OF THE PLAN -- ACCEPTANCE OR CRAMDOWN." THERE IS NO ASSURANCE THAT THESE CONDITIONS WILL BE SATISFIED OR WAIVED.

         No person is authorized by any of the Debtors in connection with the Plan or the solicitation of acceptances of the Plan to give any information or to make any representation other than as contained in this Disclosure Statement and the exhibits and schedules attached hereto or incorporated by reference or referred to herein, and, if given or made, such information or representation may not be relied upon as having been authorized by any of the Debtors. Although the Debtors will make available to creditors entitled to vote on acceptance of the Plan such additional information as may be required by applicable law prior to the Voting Deadline, the delivery of this Disclosure Statement will not under any circumstances imply that the information herein is correct as of any time subsequent to the date hereof.

         ALL CREDITORS ARE ENCOURAGED TO READ AND CAREFULLY CONSIDER THIS ENTIRE DISCLOSURE STATEMENT, INCLUDING THE PLAN ATTACHED AS EXHIBIT II AND THE MATTERS DESCRIBED UNDER "RISK FACTORS," PRIOR TO SUBMITTING BALLOTS PURSUANT TO THIS SOLICITATION.

         The summaries of the Plan and the other documents contained in this Disclosure Statement are qualified by reference to the Plan itself, the exhibits thereto and documents described therein as being Filed prior to approval of the Disclosure Statement.

         The information contained in this Disclosure Statement, including the information regarding the history, businesses and operations of the Debtors, the historical, projected and budgeted financial information regarding the Debtors and the liquidation analysis relating to the Debtors, is included for purposes of soliciting acceptances of the Plan, but, as to contested matters and adversary proceedings, is not to be construed as admissions or stipulations, but rather as statements made in settlement negotiations.

         THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN.

         ALL CAPITALIZED TERMS IN THIS DISCLOSURE STATEMENT NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS GIVEN TO THEM IN THE PLAN.

                                TABLE OF CONTENTS

                                                                                                               PAGE
SUMMARY..........................................................................................................1

INTRODUCTION.....................................................................................................6

OVERVIEW OF THE PLAN.............................................................................................9

         Introduction............................................................................................9

         General Information Concerning Treatment of Claims and Interests........................................9

         Summary of Classes and Treatment of Claims and Interests...............................................10

         Sources and Uses of Cash...............................................................................17

         Additional Information Regarding Assertion and Treatment of
             Administrative Claims and Priority Tax Claims......................................................18

                  Administrative Claims.........................................................................18

                  Priority Tax Claims...........................................................................19

         Subordination of Untendered Share Claims...............................................................20

         Special Provisions Regarding the Treatment of Allowed Secondary Liability Claims; Maximum Recovery.....20

         Summary of Terms of Certain Securities to be Issued Pursuant to the Plan...............................20

         Conditions to Confirmation and the Effective Date of the Plan..........................................21

                  Conditions to Confirmation....................................................................21

                  Conditions to the Effective Date..............................................................21

                  Effect of Nonoccurrence of Conditions to the Effective Date...................................22

         Exit Financing Facility................................................................................22

         Modification or Revocation of the Plan.................................................................22

CERTAIN EVENTS PRECEDING THE DEBTORS' CHAPTER 11 FILINGS........................................................23

         Background.............................................................................................23

         Product Categories.....................................................................................23

                  Bakeware......................................................................................23

                  Dinnerware....................................................................................24

                  Rangetop Cookware.............................................................................24

                  Kitchen and Household Tools...................................................................24

                  Cutlery  .....................................................................................24

                  Precision Cutting Tools/Other.................................................................24

         Prepetition Operations and Liquidity...................................................................24

                  The 1998 Leveraged Buy-Out....................................................................24

                  Additional Corporate Acquisitions.............................................................25

                  Overview of Prepetition Capital Structure.....................................................25

         Factors Leading to Chapter 11 Filings..................................................................26

                                TABLE OF CONTENTS
                                 (continued)

                                                                                                               PAGE
                  Overleverage..................................................................................26

                  Operational Restructuring and Consolidation Initiatives.......................................26

                  Additional Competitive and Market Pressures...................................................27

                  Renegotiated Credit Facilities................................................................27

                  Prepetition Restructuring Negotiations........................................................28

OPERATIONS DURING THE CHAPTER 11 CASES..........................................................................28

         Commencement of Chapter 11 Cases and Related Case Administration Activities............................28

                  Commencement of Chapter 11 Cases and First Day Relief.........................................28

                  Appointment of the Committee..................................................................29

                  Rejection of Certain Burdensome Executory Contracts and Unexpired Leases......................30

                  Assumption of Certain Executory Contracts and Unexpired Leases................................31

                  Key Employee Retention Program and Management Employment Contracts............................31

                  Assumption of Corning Agreements and Resolution of Related Issues.............................31

                  Claims Process and Bar Dates..................................................................32

         Postpetition Operations and Liquidity..................................................................32

RESOLUTION AND RELEASE OF POTENTIAL CLAIMS......................................................................33

         Introduction...........................................................................................33

                  Overview of Potential Recovery Actions........................................................33

                  Allegations and Investigations During the Chapter 11 Cases....................................34

         Certain Recovery Actions...............................................................................35

                  Fraudulent Conveyance Actions.................................................................35

                  Equitable Subordination Claims................................................................40

                  Recharacterization of Loans as Capital Contributions..........................................42

                  Preferential Transfer Actions.................................................................43

                  Illegal Dividend Actions......................................................................44

                  Breach of Fiduciary Duty Actions..............................................................45

         The Resolution of the Recovery Actions under the Plan..................................................46

                  Overview .....................................................................................46

                  Treatment of Tranche B Revolving Claims and Bank Loan Claims; Releases........................48

                  Treatment of KKR Entities' Claims and Executory Contracts and Unexpired Leases; Releases......48

                  The WKI/KKR Entity Release and Indemnification Agreement......................................49

REORGANIZED WKI.................................................................................................51

         Restructuring Transactions.............................................................................51

         Business and Properties of the Reorganized Debtors.....................................................51

                                TABLE OF CONTENTS
                                 (continued)

                                                                                                               PAGE
                  Business .....................................................................................51

                  Properties....................................................................................52

                  Additional Information........................................................................52

         Selected Historical Financial Information..............................................................53

         Projected Financial Information........................................................................58

                  Introduction..................................................................................58

                  Principal Assumptions for the Projections.....................................................59

                  Revenue  .....................................................................................60

                  Expenses......................................................................................60

                  Balance Sheet Assumptions.....................................................................61

                  Projections...................................................................................61

         Management.............................................................................................68

                  Current Executive Officers and Directors of WKI...............................................68

                  Executive Compensation........................................................................69

                  Reorganized WKI Board of Directors............................................................70

                  Board Committees..............................................................................71

                  Director Compensation.........................................................................71

         Employee Benefit Matters...............................................................................72

                  Existing Benefit Plans and Agreements.........................................................72

                  New Benefit Programs; Continuation or Termination of Existing Plans and Agreements............76

         Indemnity Arrangements.................................................................................79

                  Existing Indemnification Obligations..........................................................79

                  Treatment of Existing Indemnification Obligations Under the Plan..............................80

                  New Indemnification Arrangements..............................................................80

SECURITIES TO BE ISSUED PURSUANT TO THE PLAN....................................................................81

         Going Concern Valuation................................................................................81

                  Introduction..................................................................................81

                  Methodology...................................................................................82

                  Going Concern Enterprise Value of Reorganized WKI.............................................83

         New Common Stock.......................................................................................84

         Future Issuances of Stock..............................................................................85

         New Senior Secured Term Loans..........................................................................85

         New Senior Subordinated Notes..........................................................................85

         Exit Financing Facility................................................................................85

                                TABLE OF CONTENTS
                                 (continued)

                                                                                                               PAGE
RISK FACTORS....................................................................................................85

         Projections............................................................................................86

         Certain Anti-Takeover Effects..........................................................................86

         Security Interests.....................................................................................86

         Dividend Policies; Restrictions on Payment of Dividends................................................86

         Noncomparability of Historical Financial Information...................................................87

         Financial Condition of the Debtors; Substantial Leverage...............................................87

         Potential Disruption of Operations.....................................................................87

         Lack of Trading Market.................................................................................87

         Potential Federal Tax Liabilities......................................................................88

         Treatment of Claims....................................................................................88

         Risks Associated with International Markets............................................................88

         Potential for Increased Competition....................................................................89

         Dependence on New Product Development..................................................................90

         Dependence on Significant Customers....................................................................90

         Fluctuations in the Retail Industry....................................................................90

         Fluctuations in Raw Material Costs.....................................................................91

         Risks Associated with Labor Relations..................................................................91

         Seasonality............................................................................................92

         Dependence on Intellectual Property....................................................................92

         Impact of Environmental Regulation.....................................................................92

         Potential Pension Plan Termination Liabilities.........................................................93

GENERAL INFORMATION CONCERNING THE PLAN.........................................................................93

         Legal Effects of the Plan..............................................................................93

                  Discharge of Claims and Termination of Interests; Related Injunction..........................94

                  Preservation of Rights of Action by the Debtors and the Reorganized Debtors...................95

                  Releases, Indemnity and Related Injunction....................................................95

                  Limitation of Liability.......................................................................96

                  Continuation of Certain Employee and Retiree Benefits.........................................96

                  Executory Contracts and Unexpired Leases......................................................97

         Substantive Consolidation..............................................................................98

DISTRIBUTIONS UNDER THE PLAN....................................................................................98

         General  ..............................................................................................98

         Methods of Distributions...............................................................................99

                                TABLE OF CONTENTS
                                 (continued)

                                                                                                               PAGE
                  Distributions to Holders of Allowed Claims....................................................99

                  Compensation and Reimbursement for Services Related to Distributions..........................99

                  Delivery of Distributions in General..........................................................99

                  Special Provisions for Distributions to Holders of 9-5/8% Senior
                           Subordinated Note Claims or 9-1/4% Senior Note Claims................................99

         Undeliverable or Unclaimed Distributions...............................................................99

         Distribution Record Date..............................................................................100

         Means of Cash Payments................................................................................100

         Timing and Calculation of Amounts to Be Distributed...................................................100

                  Distributions of New Common Stock............................................................100

                  De Minimis Distributions.....................................................................101

                  Compliance with Tax Requirements.............................................................101

         Tender of 9-5/8% Senior Subordinated Notes and 9-1/4% Senior Notes....................................101

         Setoffs  .............................................................................................102

         Treatment of Disputed Claims..........................................................................102

                  Treatment Pending Allowance..................................................................102

                  Distributions on Account of Disputed Claims Once They Are Allowed............................102

         Objections to Claims and Authority to Prosecute Objections............................................102

         Dissolution of the Committee..........................................................................102

VOTING AND CONFIRMATION OF THE PLAN............................................................................102

         General  .............................................................................................102

         Voting Procedures and Requirements....................................................................103

         Confirmation Hearing..................................................................................104

         Confirmation..........................................................................................104

         Acceptance or Cramdown................................................................................104

         Best Interests Test; Liquidation Analysis.............................................................105

         Feasibility...........................................................................................106

         Compliance with Applicable Provisions of the Bankruptcy Code..........................................107

         Alternatives to Confirmation and Consummation of the Plan.............................................107

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN.......................................................107

         General  .............................................................................................107

         Consequences to WKI...................................................................................108

         Consequences to Holders of Claims.....................................................................109

                  Definition of Securities.....................................................................109

                  Holders of Claims Constituting Tax Securities................................................109

                                TABLE OF CONTENTS
                                 (continued)

                                                                                                               PAGE
                  Holders of Claims Not Constituting Tax Securities............................................110

                  Original Issue Discount......................................................................110

         Certain Other Tax Considerations for Holders of Claims................................................111

                  Pre-Effective Date Interest..................................................................111

                  Reinstatement of Claims......................................................................111

         Bad Debt Deduction....................................................................................111

         Information Reporting and Backup Withholding..........................................................111

APPLICABILITY OF CERTAIN FEDERAL AND STATE SECURITIES LAWS.....................................................111

         Applicability of Certain Federal and State Securities Laws............................................111

                  Bankruptcy Code Exemptions from Registration Requirements....................................112

                  Certain Transactions by Stockbrokers.........................................................113

         Registration Rights...................................................................................113

ADDITIONAL INFORMATION.........................................................................................114

RECOMMENDATION AND CONCLUSION..................................................................................114

TABLE OF EXHIBITS

Exhibit I         Subsidiary Debtors

Exhibit II        Second Amended Joint Plan of Reorganization of World
                  Kitchen, Inc., Its Parent Corporation and Its Subsidiary
                  Debtors

Exhibit III WKI Holding Company, Inc. Annual Report on Form 10-K for the year ended December 31, 2001 and Quarterly Report on Form
                  10-Q for the quarter ended March 31, 2002

Exhibit IV        Liquidation Analysis

                                   SUMMARY

         This summary highlights some of the information discussed in greater detail elsewhere in this Disclosure Statement. This summary may not contain all of the information that is important to you, and you should carefully read the entire Disclosure Statement, including the exhibits, and the other documents to which we refer you. For a more detailed overview of the Plan, see "Introduction" (page 6). WKI maintains a website at WWW.WORLDKITCHEN.COM/REORGANIZATION at which all of the exhibits and schedules to the Plan and to this Disclosure Statement are available, to the extent that they are Filed with the Bankruptcy Court.

THE DEBTORS

         The Debtors are World Kitchen, Inc.; its parent corporation, WKI Holding Company, Inc.; and all of their direct and indirect wholly-owned U.S. subsidiaries. Each of the Debtors is identified on the cover sheet to this Disclosure Statement. In addition, a list of the Subsidiary Debtors is attached hereto as Exhibit I.

THE CHAPTER 11 CASES

         To pursue a financial restructuring that would permit the Debtors to reduce their indebtedness and provide more financial flexibility to implement their business strategy, the Debtors Filed voluntary petitions for reorganization under chapter 11 of the Bankruptcy Code on May 31, 2002. Since the commencement of the Chapter 11 Cases, the Debtors have been operating their businesses as debtors in possession under the supervision of the Bankruptcy Court. See "Certain Events Preceding the Debtors' Chapter 11 Filings" (page 23) and "Operations During the Chapter 11 Cases" (page 28).

THE PLAN

         The Debtors have proposed, and are soliciting acceptances of, the Plan, a copy of which is attached hereto as Exhibit II. See "Overview of the Plan" (page 9), "General Information Concerning the Plan" (page 93) and "Distributions Under the Plan" (page 98). The Plan is supported by, and represents a valuable settlement with, the Committee (a statutory committee established to represent the interests of unsecured creditors of the Debtors' Estates) and creditors holding a majority of the Debtors' outstanding indebtedness (representing approximately $682 million of the Debtors' approximately $811 million in funded debt obligations). In particular, the Plan is supported by (a) the Steering Committee representing the holders of more than $577 million of Secured Claims under the Prepetition Credit Facility; and (b) the KKR Entities, which include WKI's primary stockholders, the holders of $25 million in Secured Claims under the Borden Credit Facility and the holders of approximately $80 million of WKI's 9-5/8% Senior Subordinated Notes. Among other things, the lenders under the Prepetition Credit Facility are converting approximately $186 million of their Secured Claims into equity in Reorganized WKI having an estimated aggregate value of approximately $104 million, and Borden is converting the entire amount of its $25 million in Secured Claims under the Borden Credit Facility into equity in Reorganized WKI having an estimated aggregate value of approximately $14 million. Moreover, based on the Debtors' estimation of Reorganized WKI's going concern enterprise value of $500 million (compared to Secured Claims exceeding $600 million), the significant cash recoveries to certain unsecured creditor groups under the Plan is possible only by the agreement of the secured lenders under the Prepetition Credit Facility to share the value of their collateral with junior creditors. The Committee also unanimously supports the Plan, and believes that the proposed settlements in the Plan are appropriate. See "Introduction" (page 6) and "Resolution and Release of Potential Claims -- The Resolution of the Recovery Actions under the Plan" (page 46).

VOTING AND CONFIRMATION OF THE PLAN

         Holders of Claims against a Debtor in certain impaired Classes under the Plan are entitled to vote to accept or reject the Plan. If you hold Claims in more than one voting Class, or hold multiple general Unsecured Claims, you may receive more than one ballot. You should complete, sign and return each ballot that you receive. Please carefully follow all of the instructions contained on the ballot provided to you. To be counted, your ballot must actually be received by 5:00 p.m., Eastern Time, on December 17, 2002 (or such other time identified on your ballot) at the address set forth on the pre-addressed envelope provided to you. If you are entitled to vote and you did not receive a ballot, received a damaged ballot or lost your ballot, please call the voting agent, Logan & Company, Inc., at (973) 509-3190. See "Voting and Confirmation of the Plan" (page 102).

RECOMMENDATION

         The Debtors' boards of directors recommend that creditors entitled to vote on the Plan vote to ACCEPT the Plan. The Committee also unanimously supports the Plan, and has recommended that creditors vote to ACCEPT the Plan. See "Recommendation and Conclusion" (page 114).

CONFIRMATION AND EFFECTIVE DATE

         The Confirmation Hearing, at which the Bankruptcy Court will consider approval of the Plan, currently is scheduled for December 23, 2002, December 27, 2002 and December 30, 2002, beginning at 11:00 a.m., Central Time, each day. Assuming that the requisite votes to accept the Plan are received, that the applicable requirements under the Bankruptcy Code are met and that the other conditions to the Confirmation of the Plan are satisfied, the Effective Date of the Plan currently is expected to occur on December 31, 2002, or as soon thereafter as practicable.

CONDITIONS TO CONFIRMATION AND THE EFFECTIVE DATE

         There are several conditions precedent to Confirmation of the Plan and the Effective Date, including the completion and execution of agreements relating to new financing. If these conditions are not satisfied or waived, the Plan will not become effective. See "Overview of the Plan -- Conditions to Confirmation and the Effective Date of the Plan" (page 21).

TREATMENT OF CLAIMS AND INTERESTS

         For a summary of the classification of Claims and Interests, the estimated aggregate amount of Claims in each Class and the amount and nature of distributions to holders of Claims or Interests in each Class under the Plan, see "Overview of the Plan -- Summary of Classes and Treatment of Claims and Interests" (page 10).

         The treatment of Classes receiving distributions under the Plan generally is as follows:

- Class 1 (Unsecured Priority Claims) -- Holders of Allowed Claims in Class 1, including certain employee wage Claims and certain other Claims entitled to priority under the Bankruptcy Code, will receive distributions of cash in the full amount of their Claims (see page 12);

- Class 2 (Tranche B Revolving Claims) -- Holders of Allowed Claims in Class 2, relating to certain secured loans under the Prepetition Credit Facility, will receive distributions of cash in the full amount of their Claims (see page 12);

- Class 3 (Other Secured Claims) -- Holders of Allowed Claims in Class 3, relating to certain secured debt, will either receive distributions of cash in the full amount of such Claims, have their Claims Reinstated or receive the collateral securing such Claims (see page 12);

- Class 4 (IRB Claims) -- Holders of Allowed Claims in Class 4, relating to certain industrial revenue bonds, will have their Claims Reinstated (see page 13);

- Class 5 (9-1/4% Senior Note Claims) -- Holders of Allowed Claims in Class 5, relating to the 9-1/4% Senior Notes issued by EKCO Group, Inc., will receive distributions of cash in the full amount of such Claims (see page 13);

- Class 6 (Bank Loan Claims) -- Holders of Allowed Claims in Class 6, relating to certain secured loans under the Prepetition Credit Facility, will receive, among other things, distributions of cash, new equity in Reorganized WKI and newly-created debt securities in satisfaction of such Claims (see page 13);

- Class 7 (Borden Credit Facility Claims) -- Holders of Allowed Claims in Class 7, relating to secured loans under the Borden Credit Facility, will receive, among other things, distributions of new equity in Reorganized WKI in satisfaction of such Claims (see page 14);

- Class 8 (WKI General Unsecured Claims) -- Holders of Allowed Claims in Class 8, comprised of general Unsecured Claims (including Trade Claims) against WKI, will receive cash equal to 8.8% of their Claims (see page
         15);

- Class 9 (9-5/8% Senior Subordinated Note Claims) -- Holders of Allowed Claims in Class 9, relating to the 9-5/8% Senior Subordinated Notes issued by WKI, will receive distributions of new equity in Reorganized WKI (with an estimated aggregate value of 8.8% of the amount of such Claims for holders other than the KKR Entities and 3.5% of the amount of such Claims for the KKR Entities) (see page 15); and

- Class 10 (Subsidiary Debtor General Unsecured Claims) -- Holders of Allowed Claims in Class 10, comprised of general Unsecured Claims (including Trade Claims) against World Kitchen, Inc. and the other direct and indirect subsidiaries of WKI, will receive cash equal to 60% of the amount of their Claims (see page 15).

RESOLUTION AND RELEASE OF POTENTIAL CLAIMS

         The Debtors believe that certain transactions involving WKI and the other Debtors may give rise to the assertion of potential claims against certain stakeholders in the Debtors. The Debtors believe that all such claims constitute property of the Debtors' Estates and that all such claims against the holders of Claims under the Prepetition Credit Facility, the KKR Entities and their respective Representatives are being settled and released under the Plan. The Debtors have performed an investigation of these potential claims and believe that the Plan represents a fair, reasonable and appropriate settlement of all such potential causes of action, which is beneficial to the Debtors' Estates and creditors. In connection with this settlement, the Plan provides certain releases and injunctions, as described below, and, on the Effective Date, the Reorganized Debtors and certain of the KKR Entities will enter into the WKI/KKR Entity Release and Indemnification Agreement. See "Resolution and Release of Potential Claims" (page 33). Without the settlements embodied in the Plan, the Debtors believe that there is a significant risk that little or no value would be available for distribution to general unsecured creditors. The Committee has conducted a separate investigation of potential claims and causes of action and believes that the settlements in the Plan, and the related releases, are appropriate. See "Resolution and Release of Potential Claims -- The Resolution of the Recovery Actions under the Plan" (page 46).

DISCHARGE OF CERTAIN CLAIMS AND INTERESTS AND RELATED INJUNCTION

         EXCEPT AS SPECIFICALLY PROVIDED UNDER THE PLAN OR IN THE CONFIRMATION ORDER APPROVING THE PLAN, THE RIGHTS AFFORDED, AND THE TREATMENT OF CLAIMS AND INTERESTS, UNDER THE PLAN WILL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION, DISCHARGE AND RELEASE OF ALL CLAIMS, AND TERMINATION OF ALL INTERESTS, ARISING ON OR BEFORE THE EFFECTIVE DATE. FURTHER, AS OF THE EFFECTIVE DATE, ALL ENTITIES AND PERSONS THAT HAVE HELD, CURRENTLY HOLD OR MAY HOLD, ANY CLAIMS, RIGHTS OR OTHER CAUSES OF ACTION OR LIABILITIES THAT ARE RELEASED PURSUANT TO THE PLAN WILL BE PERMANENTLY ENJOINED FROM TAKING CERTAIN FURTHER ACTIONS WITH RESPECT TO SUCH CLAIMS, RIGHTS, CAUSES OF ACTION OR LIABILITIES IF SUCH PERSON OR ENTITY WAS TIMELY SERVED WITH A COPY OF THIS DISCLOSURE STATEMENT. SEE "GENERAL INFORMATION CONCERNING THE PLAN -- LEGAL EFFECTS OF THE PLAN -- DISCHARGE OF CLAIMS AND TERMINATION OF INTERESTS; RELATED INJUNCTION" (PAGE 94).

CERTAIN RELEASES, INDEMNITIES AND RELATED INJUNCTION

         PURSUANT TO THE PLAN, AS OF THE EFFECTIVE DATE AND IN CONSIDERATION FOR THE OBLIGATIONS OF THE DEBTORS AND THE REORGANIZED DEBTORS UNDER THE PLAN, AND THE DISTRIBUTIONS AND AGREEMENTS ENTERED INTO PURSUANT TO THE PLAN, EACH HOLDER OF A CLAIM THAT VOTES IN FAVOR OF THE PLAN WILL BE DEEMED TO FOREVER RELEASE, WAIVE AND DISCHARGE ALL CLAIMS, RIGHTS OR OTHER CAUSES OF ACTIONS OR LIABILITIES AGAINST THE DEBTORS THAT ARE BASED UPON ANY ACT, OMISSION, TRANSACTION OR OTHER OCCURRENCE TAKING PLACE ON OR PRIOR TO THE EFFECTIVE DATE RELATING TO A DEBTOR, THE CHAPTER 11 CASES OR THE PLAN. IN ADDITION, PURSUANT TO THE PLAN, AS OF THE EFFECTIVE DATE: (a) EACH OF THE DEBTORS, AND EACH HOLDER OF A CLAIM THAT VOTES IN FAVOR OF THE PLAN, WILL BE DEEMED TO RELEASE, WAIVE AND DISCHARGE CERTAIN CLAIMS AGAINST EACH HOLDER OF A CLASS 2 CLAIM OR A CLASS 6 CLAIM ARISING UNDER THE PREPETITION CREDIT FACILITY, EACH OF THE KKR ENTITIES AND THEIR RESPECTIVE REPRESENTATIVES AND THE DEBTORS WILL BE DEEMED TO RELEASE, WAIVE AND DISCHARGE CERTAIN CLAIMS AGAINST THE COMMITTEE AND ITS REPRESENTATIVES; AND (b) EACH HOLDER OF A CLASS 2 CLAIM OR CLASS 6 CLAIM ARISING UNDER THE PREPETITION CREDIT FACILITY AND EACH OF THE KKR ENTITIES WILL BE DEEMED TO RELEASE, WAIVE AND DISCHARGE CERTAIN CLAIMS AGAINST EACH OTHER, THE COMMITTEE, EACH OF THE DEBTORS, EACH HOLDER OF A CLAIM THAT VOTES IN FAVOR OF THE PLAN AND EACH OF THEIR RESPECTIVE REPRESENTATIVES.

         PURSUANT TO THE PLAN, THE CONFIRMATION ORDER APPROVING THE PLAN WILL PERMANENTLY ENJOIN THE COMMENCEMENT OR PROSECUTION BY ANY ENTITY OR PERSON OF ANY CLAIMS, RIGHTS OR OTHER CAUSES OF ACTIONS OR LIABILITIES THAT ARE RELEASED UNDER THE PLAN PROVIDED THAT SUCH PERSON OR ENTITY WAS TIMELY SERVED WITH A COPY OF THIS DISCLOSURE STATEMENT.

         The Debtors believe that the releases set forth in the Plan are fair, reasonable and appropriate in connection with the favorable settlements embodied in the Plan, which (a) permit significant recoveries to general unsecured creditors even though secured creditors are not achieving a full recovery and
(b) are supported by the Committee.

         See "General Information Concerning the Plan -- Legal Effects of the Plan -- Releases, Indemnity and Related Injunction" (page 95).

ACCEPTANCE OR CRAMDOWN

         The Plan will be treated as accepted by an impaired Class of Claims entitled to vote if holders of at least two-thirds in dollar amount and a majority in number of Claims of that Class vote to accept the Plan. In addition, pursuant to the Bankruptcy Code, a plan of reorganization may be confirmed even if it is not accepted by all impaired classes -- a process referred to as "cramdown" -- as long as the plan is accepted by at least one impaired class of claims (excluding the accepting votes of insiders) and the

Bankruptcy Court finds that such a plan is fair and equitable and does not discriminate unfairly with respect to dissenting impaired classes. The Debtors believe that, if necessary, the Plan may be crammed down over the dissent of certain Classes of Claims. See "Voting and Confirmation of the Plan -- Acceptance or Cramdown" (page 104).

TAX CONSEQUENCES OF THE PLAN

         For a summary description of certain federal tax consequences of the Plan, see "Certain U.S. Federal Income Tax Consequences of the Plan" (page 107).

RISK FACTORS

         The success of the transactions contemplated by the Plan and the value of the New Common Stock to be issued under the Plan to holders of Claims in certain Classes are subject to numerous risks and uncertainties. See "Risk Factors" (page 85).

                                 INTRODUCTION

         The Debtors are seeking approval of the Plan, a copy of which is attached hereto as Exhibit II. This Disclosure Statement is submitted by the Debtors in connection with the solicitation of acceptances of the Plan.

         The confirmation of a plan of reorganization, which is the vehicle for satisfying the rights of holders of claims against and equity interests in a debtor, is the overriding purpose of a chapter 11 case. The primary objectives of the Plan are to: (a) alter the Debtors' debt and capital structures to permit them to emerge from the Chapter 11 Cases with viable capital structures; (b) maximize the value of the ultimate recoveries to all creditor groups on a fair and equitable basis; and (c) settle, compromise or otherwise dispose of certain Claims and Interests on terms that the Debtors believe to be fair and reasonable and in the best interests of their respective Estates, creditors and equity holders. The Plan provides for, among other things: (i) the cancellation of certain indebtedness in exchange for, as applicable, cash, New Common Stock, New Senior Secured Term Loans and New Senior Subordinated Notes, as described below, provided that in certain circumstances described below certain indebtedness may be discharged without any exchange or payment; (ii) the discharge of certain prepetition Intercompany Claims among the Debtors; (iii) the cancellation of Interests in the Old WKI Common Stock and Old WKI Preferred Stock; (iv) the assumption, assumption and assignment or rejection of certain Executory Contracts and Unexpired Leases to which one or more of the Debtors is a party;
(v) the approval of a Stockholders' Agreement providing for, among other things, certain corporate governance matters, including the selection of the board of directors of Reorganized WKI, Reorganized WKI's agreement to register the New Common Stock with the SEC in certain circumstances and agreements relating to the acquisition and sale of controlling blocks of the New Common Stock; (vi) certain restructuring transactions designed to modify the existing WKI corporate structure; and (vii) the settlement and release of claims by and against certain parties and, in connection therewith, approval of the WKI/KKR Entity Release and Indemnification Agreement. WKI following the Effective Date is referred to herein as Reorganized WKI.

         PLEASE REFER TO THE CHART BEGINNING ON PAGE 12 OF THIS DISCLOSURE STATEMENT FOR A SUMMARY OF THE PROPOSED TREATMENT OF EACH CLASS OF CLAIMS AND INTERESTS.

         Under the terms of the Plan, Allowed Tranche B Revolving Claims under the Prepetition Credit Facility in an aggregate amount of $25,000,000 will be paid in full in cash on the Effective Date. Other Allowed Claims under the Prepetition Credit Facility (i.e., Bank Loan Claims) in the principal amount of $552,100,000 will receive on the Effective Date a Pro Rata distribution of (a) $2,750,000 in cash, (b) 4,528,192 shares of New Common Stock, constituting approximately 78.7% of the outstanding shares of Reorganized WKI (excluding shares reserved for issuance pursuant to the Management Stock Plan), (c) $240,050,000 in principal amount of New Senior Secured Term Loans and (d) $123,150,000 in principal amount of New Senior Subordinated Notes (together with the notes evidencing the New Senior Secured Term Loans, the "New Notes"). To the extent that certain outstanding letters of credit under the Prepetition Credit Facility are drawn prior to the Effective Date, the holders of such Claims will receive New Senior Secured Term Loans in the amount of such draws. Allowed Claims in the amount of $25,000,000 in respect of the Borden Credit Facility will be converted on the Effective Date into 615,483 shares of New Common Stock, constituting approximately 10.7% of the outstanding shares of Reorganized WKI (excluding shares reserved for issuance pursuant to the Management Stock Plan). Each holder of an Allowed Claim in respect of the 9-5/8% Senior Subordinated Notes other than the KKR Entities (representing $119.5 million in principal amount of the 9-5/8% Senior Subordinated Notes) will receive on the Effective Date its Pro Rata share of 480,307 shares of New Common Stock, which will constitute approximately 8.4% of the outstanding shares of Reorganized WKI (excluding shares reserved for issuance pursuant to the Management Stock Plan). Each KKR Entity holding an Allowed Claim in respect of the 9-5/8% Senior Subordinated Notes (representing $80.5 million in principal amount of the 9-5/8% Senior Subordinated Notes) will receive on the Effective Date its Pro Rata Share of 128,193 shares of New Common Stock, which will constitute approximately 2.2% of the outstanding shares of Reorganized WKI (excluding shares reserved for issuance pursuant to the Management Stock Plan). Allowed IRB Claims will be Reinstated. Each holder of an Allowed Claim in respect of the 9-1/4% Senior Notes will receive, on the Effective Date, cash equal to 100% of the amount of such Claim. See "Overview of the Plan -- Summary of Classes and Treatment of Claims and Interests."

         Each holder of an Allowed Unsecured Claim against WKI, other than the 9-5/8% Senior Subordinated Note Claims, will receive cash equal to 8.8% of such Allowed Unsecured Claim on the Effective Date. Each holder of an Allowed Unsecured Claim against the Subsidiary Debtors, other than the 9-1/4% Senior Note Claims, will receive cash equal to 60% of such Allowed Unsecured Claim on the Effective Date. See "Overview of the Plan -- Summary of Classes and Treatment of Claims and Interests."

         Holders of Untendered Share Claims in respect of previously canceled shares of EKCO Group, Inc. ("EKCO") or World Kitchen (GHC), Inc. (f/k/a General Housewares Corp.) ("GHC") will not receive any distribution of property in respect of such Claims, and such Claims will be discharged as of the Effective Date. Holders of Old WKI Common Stock and Old WKI Preferred Stock will not receive any distribution under the Plan and all outstanding shares of Old WKI Common Stock and Old WKI Preferred Stock, and any Interests related thereto, will be canceled on the Effective Date. See "Overview of the Plan -- Summary of Classes and Treatment of Claims and Interests."

         If the Plan is confirmed and consummated in accordance with its terms, the majority of the New Common Stock of Reorganized WKI initially will be owned by the lenders under the Prepetition Credit Facility and the remaining shares will be owned by Borden on account of the Borden Credit Facility Claims and holders of the 9-5/8% Senior Subordinated Notes. Ownership of the New Common Stock distributed pursuant to the Plan will be subject to dilution from issuance of options for New Common Stock to certain employees and to non-employee directors under the Management Stock Plan. In particular, 710,942 shares of New Common Stock will be reserved for issuance under the Management Stock Plan, options for a portion of which are expected to be granted shortly following the Effective Date. See "Reorganized WKI -- Employee Benefit Matters -- New Benefit Programs; Continuation or Termination of Existing Plans and Agreements."

         In accordance with the Bankruptcy Code, confirmation of the Plan and the occurrence of the Effective Date will result in the discharge of certain Claims and Interests against or in the Debtors. See "General Information Concerning the Plan -- Legal Effects of the Plan -- Discharge of Claims and Termination of Interests; Related Injunction."

         AS OF THE EFFECTIVE DATE, IN CONSIDERATION FOR THE OBLIGATIONS OF THE DEBTORS AND THE REORGANIZED DEBTORS UNDER THE PLAN AND THE CASH, NEW COMMON STOCK, NEW SENIOR SECURED TERM LOANS, NEW SENIOR SUBORDINATED NOTES AND OTHER CONTRACTS, INSTRUMENTS, RELEASES, AGREEMENTS OR DOCUMENTS TO BE ENTERED INTO OR DELIVERED IN CONNECTION WITH THE PLAN, EACH HOLDER OF A CLAIM THAT VOTES IN FAVOR OF THE PLAN WILL BE DEEMED TO FOREVER RELEASE, WAIVE AND DISCHARGE ALL CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION AND LIABILITIES (OTHER THAN THE RIGHT TO ENFORCE THE DEBTORS' OR THE REORGANIZED DEBTORS' OBLIGATIONS UNDER OR RESERVED BY THE PLAN AND THE CONTRACTS, INSTRUMENTS, RELEASES, AGREEMENTS AND DOCUMENTS DELIVERED THEREUNDER AND THE RIGHT TO CONTEST FEE CLAIMS), WHETHER LIQUIDATED OR UNLIQUIDATED, FIXED OR CONTINGENT, MATURED OR UNMATURED, KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, THEN EXISTING OR THEREAFTER ARISING IN LAW, EQUITY OR OTHERWISE, THAT ARE BASED IN WHOLE OR IN PART ON ANY ACT, OMISSION, TRANSACTION OR OTHER OCCURRENCE TAKING PLACE ON OR PRIOR TO THE EFFECTIVE DATE IN ANY WAY RELATING TO A DEBTOR, THE CHAPTER 11 CASES OR THE PLAN (COLLECTIVELY, "RELEASED CLAIMS") THAT SUCH ENTITY OR PERSON HAS, HAD OR MAY HAVE AGAINST ANY DEBTOR OR ITS REPRESENTATIVES (WHICH RELEASE WILL BE IN ADDITION TO THE DISCHARGE OF CLAIMS AND TERMINATION OF INTERESTS PROVIDED IN THE PLAN AND UNDER THE CONFIRMATION ORDER AND THE BANKRUPTCY CODE). SEE "GENERAL INFORMATION CONCERNING THE PLAN -- LEGAL EFFECTS OF THE PLAN -- RELEASES, INDEMNITY AND RELATED INJUNCTION."

         AS OF THE EFFECTIVE DATE, FOR GOOD AND VALUABLE CONSIDERATION, INCLUDING ACCEPTANCE BY THE HOLDERS OF CLASS 2 CLAIMS, CLASS 6 CLAIMS AND CLASS 7 CLAIMS OF THE TREATMENT PROVIDED TO SUCH CLASSES IN THE PLAN AND THE RELEASES GRANTED BY THE HOLDERS OF CLAIMS IN SUCH CLASSES UNDER THE PLAN,

EACH OF THE DEBTORS IN THEIR INDIVIDUAL CAPACITY AND AS A DEBTOR IN POSSESSION, ON ITS OWN BEHALF AND ON BEHALF OF ALL ENTITIES OR PERSONS CLAIMING THROUGH IT, WILL BE DEEMED TO FOREVER RELEASE, WAIVE AND DISCHARGE
(A) EACH OF THE HOLDERS OF A CLASS 2 CLAIM OR A CLASS 6 CLAIM, EACH OF THE KKR ENTITIES AND THE COMMITTEE AND (B) THEIR RESPECTIVE REPRESENTATIVES FOR AND FROM ANY AND ALL RELEASED CLAIMS (INCLUDING ANY CLAIMS ARISING UNDER SECTIONS 506, 510, 544, 547, 548, 549, 550 AND 553 OF THE BANKRUPTCY CODE). SEE
"GENERAL INFORMATION CONCERNING THE PLAN -- LEGAL EFFECTS OF THE PLAN -- RELEASES, INDEMNITY AND RELATED INJUNCTION."

         AS OF THE EFFECTIVE DATE, IN CONSIDERATION FOR, AMONG OTHER THINGS, THE ACCEPTANCE BY THE HOLDERS OF CLASS 2 CLAIMS, CLASS 6 CLAIMS AND CLASS 7 CLAIMS OF THE TREATMENT PROVIDED TO SUCH CLASSES IN THE PLAN AND THE RELEASES GRANTED BY THE HOLDERS OF CLAIMS IN SUCH CLASSES UNDER THE PLAN, EACH HOLDER OF A CLAIM THAT VOTES IN FAVOR OF THE PLAN, AND ALL OTHER HOLDERS OF CLAIMS AND INTERESTS THAT ARE TIMELY SERVED WITH A COPY OF THE DISCLOSURE STATEMENT, TO THE FULL EXTENT VALID UNDER APPLICABLE LAW, WILL BE DEEMED TO FOREVER RELEASE, WAIVE AND DISCHARGE (A) EACH OF THE HOLDERS OF A CLASS 2 CLAIM OR A CLASS 6 CLAIM AND EACH OF THE KKR ENTITIES AND (B) THEIR RESPECTIVE REPRESENTATIVES FOR AND FROM ANY AND ALL RELEASED CLAIMS. SEE "GENERAL INFORMATION CONCERNING THE PLAN -- LEGAL EFFECTS OF THE PLAN -- RELEASES, INDEMNITY AND RELATED INJUNCTION."

         AS OF THE EFFECTIVE DATE, FOR GOOD AND VALUABLE CONSIDERATION, EACH OF THE HOLDERS OF CLASS 2 CLAIMS OR CLASS 6 CLAIMS AND EACH OF THE KKR ENTITIES, ON ITS OWN BEHALF AND ON BEHALF OF ALL ENTITIES OR PERSONS CLAIMING THROUGH IT, WILL BE DEEMED TO FOREVER RELEASE, WAIVE AND DISCHARGE (A) EACH OTHER; (B) THE COMMITTEE; (C) EACH OF THE DEBTORS; (D) EACH HOLDER OF A CLAIM THAT VOTES IN FAVOR OF THE PLAN; AND (E) EACH OF THEIR RESPECTIVE REPRESENTATIVES FOR AND FROM ANY AND ALL RELEASED CLAIMS. SEE "GENERAL INFORMATION CONCERNING THE PLAN -- LEGAL EFFECTS OF THE PLAN -- RELEASES, INDEMNITY AND RELATED INJUNCTION."

         AS OF THE EFFECTIVE DATE, ALL ENTITIES AND PERSONS THAT HAVE HELD, CURRENTLY HOLD OR MAY HOLD ANY CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES THAT ARE RELEASED PURSUANT TO THE PLAN WILL BE PERMANENTLY ENJOINED FROM TAKING ANY OF THE FOLLOWING ACTIONS AGAINST ANY RELEASED ENTITY OR ITS PROPERTY ON ACCOUNT OF SUCH RELEASED CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES, PROVIDED THAT SUCH ENTITY OR PERSON WAS TIMELY SERVED WITH A COPY OF THE DISCLOSURE STATEMENT: (A) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING; (B) ENFORCING, ATTACHING, COLLECTING OR RECOVERING IN ANY MANNER ANY JUDGMENT, AWARD, DECREE OR ORDER; (C) CREATING, PERFECTING OR ENFORCING ANY LIEN OR ENCUMBRANCE; (D) ASSERTING A SETOFF, RIGHT OF SUBROGATION OR RECOUPMENT OF ANY KIND AGAINST ANY DEBT, LIABILITY OR OBLIGATION DUE TO ANY RELEASED ENTITY; AND (E) COMMENCING OR CONTINUING ANY ACTION, IN ANY MANNER, IN ANY PLACE THAT DOES NOT COMPLY WITH OR IS INCONSISTENT WITH THE PROVISIONS OF THE PLAN. SEE "GENERAL INFORMATION CONCERNING THE PLAN -- LEGAL EFFECTS OF THE PLAN -- DISCHARGE OF CLAIMS AND TERMINATION OF INTERESTS; RELATED INJUNCTION."

         BY ACCEPTING DISTRIBUTIONS PURSUANT TO THE PLAN, EACH HOLDER OF AN ALLOWED CLAIM RECEIVING DISTRIBUTIONS PURSUANT TO THE PLAN WILL BE DEEMED TO HAVE SPECIFICALLY CONSENTED TO THE INJUNCTIONS SET FORTH IN THE PLAN. SEE "GENERAL INFORMATION CONCERNING THE PLAN -- LEGAL EFFECTS OF THE PLAN -- DISCHARGE OF CLAIMS AND TERMINATION OF INTERESTS; RELATED INJUNCTION."

         In addition to the foregoing releases, the Plan also provides for various other releases by and among the holders of Tranche B Revolving Claims, Bank Loan Claims, the KKR Entities, the Debtors and their respective

Representatives, including those set forth in the WKI/KKR Entity Release and Indemnification Agreement. See "General Information Concerning the Plan -- Legal Effects of the Plan -- Discharge of Claims and Termination of Interests; Related Injunction," "Resolution and Release of Potential Claims -- The Resolution of the Recovery Actions under the Plan -- Treatment of Tranche B Revolving Claims and Bank Loan Claims; Releases," "-- Treatment of KKR Entities' Claims and Executory Contracts and Unexpired Leases; Releases" and "-- The WKI/KKR Entity Release and Indemnification Agreement."

         BY AN ORDER OF THE BANKRUPTCY COURT DATED NOVEMBER 15, 2002, THIS DISCLOSURE STATEMENT HAS BEEN APPROVED AS CONTAINING "ADEQUATE INFORMATION" FOR CREDITORS AND EQUITY SECURITY HOLDERS OF THE DEBTORS IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE. THE BANKRUPTCY CODE DEFINES "ADEQUATE INFORMATION" AS "INFORMATION OF A KIND, AND IN SUFFICIENT DETAIL, AS FAR AS IS REASONABLY PRACTICABLE IN LIGHT OF THE NATURE AND THE HISTORY OF THE DEBTOR AND THE CONDITION OF THE DEBTOR'S BOOKS AND RECORDS, THAT WOULD ENABLE A HYPOTHETICAL REASONABLE INVESTOR TYPICAL OF HOLDERS OF CLAIMS OR INTERESTS OF THE RELEVANT
CLASS TO MAKE AN INFORMED JUDGMENT ABOUT THE PLAN . . . ." 11 U.S.C. SECTION
1125(a)(1).

         THE DEBTORS' BOARDS OF DIRECTORS BELIEVE THAT THE PLAN IS IN THE BEST INTERESTS OF CREDITORS AND EQUITY HOLDERS. ALL CREDITORS ENTITLED TO VOTE ARE URGED BY THE DEBTORS TO VOTE IN FAVOR OF THE PLAN BY NO LATER THAN 5:00 P.M., EASTERN TIME, ON THE VOTING DEADLINE. THE COMMITTEE ALSO UNANIMOUSLY SUPPORTS THE PLAN AND HAS RECOMMENDED ACCEPTANCE OF THE PLAN.

         The requirements for Confirmation, including the vote of creditors to accept the Plan and certain of the statutory findings that must be made by the Bankruptcy Court, are set forth in "Voting and Confirmation of the Plan." Confirmation of the Plan and the occurrence of the Effective Date are subject to a number of significant conditions, which are summarized in "Overview of the Plan -- Conditions to Confirmation and the Effective Date of the Plan." There is no assurance that these conditions will be satisfied or waived.

                             OVERVIEW OF THE PLAN

INTRODUCTION

         The following is a brief overview of certain material provisions of the Plan. This overview is qualified in its entirety by reference to the provisions of the Plan, which is attached hereto as Exhibit II, and the exhibits thereto, as amended from time to time, which are or will be available for inspection at the Document Website. See "Additional Information." For a description of certain other significant terms and provisions of the Plan, see "General Information Concerning the Plan" and "Distributions Under the Plan."

GENERAL INFORMATION CONCERNING TREATMENT OF CLAIMS AND INTERESTS

         The Plan provides that holders of Allowed Claims in certain Classes will be entitled to distributions of cash or New Common Stock of Reorganized WKI in respect of their Claims. See "Securities to be Issued Pursuant to the Plan -- New Common Stock" for a description of the New Common Stock to be issued pursuant to the Plan. The Plan also provides that the holders of certain Allowed Secured Claims will have their Claims (a) paid in full or, in certain cases, Reinstated or satisfied by a release and transfer of the collateral securing such Claim; (b) in the case of the Bank Loan Claims under the Prepetition Credit Facility, satisfied, among other things, by the distribution to each holder of an Allowed Bank Loan Claim of: (i) the holder's Pro Rata share of cash; (ii) the holder's Pro Rata share of New Common Stock; (iii) the holder's Pro Rata share of the New Senior Secured Term Loans; and (iv) the holder's Pro Rata share of the New Senior Subordinated Notes; or (c) in the case of Borden Credit Facility Claims, satisfied, among other things, by the distribution of New Common Stock. See "-- Summary of Classes and Treatment of Claims and Interests" and "Securities to be Issued Pursuant to the Plan."

         For purposes of computations of Claim amounts, administrative and other expenses and similar computational purposes, the Effective Date is assumed to occur on December 31, 2002. There is no assurance, however, as to if or when the Effective Date will actually occur. Procedures for the distribution of cash and securities pursuant to the Plan are described in "Distributions Under the Plan."

         The determination of the relative distributions to be received under the Plan by the holders of Claims in certain Classes was based upon, among other factors, estimates of the amounts of Allowed Claims in such Classes and the relative priorities of such Allowed Claims. The estimates of the amounts of Allowed Claims in each Class are set forth below in "-- Summary of Classes and Treatment of Claims and Interests."

         The "cramdown" provisions of section 1129(b) of the Bankruptcy Code permit confirmation of a chapter 11 plan of reorganization in certain circumstances even if the plan is not accepted by all impaired classes of claims and interests. See "Voting and Confirmation of the Plan -- Acceptance or Cramdown." The Debtors have reserved the right to request Confirmation pursuant to the cramdown provisions of the Bankruptcy Code and to amend the Plan if any Class of Claims fails to accept the Plan. If such request were granted by the Bankruptcy Court, the dissenting Classes, in certain cases, may receive alternative treatment under the Plan. For purposes of this Disclosure Statement, however, it has been assumed that the Debtors will not be required to seek Confirmation under the cramdown provisions of the Bankruptcy Code, except in respect of Classes 11, 14 and 15, consisting of Untendered Share Claims and Interests in the Old WKI Common Stock and Old WKI Preferred Stock, respectively, each of which will be canceled or otherwise discharged under the Plan without distribution of any property. The Debtors believe that the Bankruptcy Code's cramdown provisions are met in respect of Classes 11, 14 and 15. Although the Debtors believe that, if necessary as to certain other Classes, the Plan could be confirmed under the cramdown provisions of the Bankruptcy Code, there is no assurance that the requirements of such provisions would be satisfied.

SUMMARY OF CLASSES AND TREATMENT OF CLAIMS AND INTERESTS

         The classification of Claims and Interests, the estimated aggregate amount of Claims in each Class and the amount and nature of distributions to holders of Claims or Interests in each Class are summarized in the table below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified. For a discussion of certain additional matters related to Administrative Claims and Priority Tax Claims, see "-- Additional Information Regarding Assertion and Treatment of Administrative Claims and Priority Tax Claims."

         The information set forth in the table below with respect to each Class of Claims is presented on a combined basis for all of the Debtors to which such information is applicable. The estimated aggregate amounts of Claims are based on the Debtors' estimates of the aggregate amounts of such Claims that the Debtors believe will be asserted upon resolution of all such Claims that the Debtors believe will be Disputed Claims. Certain of these Disputed Claims may be material, and the total amount of all such Claims, including Disputed Claims, may be materially in excess of the total amount of Allowed Claims assumed in the development of the Plan.

         THE ESTIMATED AGGREGATE CLAIMS AMOUNTS SHOWN IN THE TABLE BELOW ARE BASED UPON THE DEBTORS' PRELIMINARY REVIEW OF THE DEBTORS' BOOKS AND RECORDS AND MAY BE SUBSTANTIALLY REVISED FOLLOWING THE PASSAGE OF ALL APPLICABLE BAR DATES AND THE COMPLETION OF A DETAILED ANALYSIS OF THE CLAIMS FILED. SEE "OPERATIONS DURING THE CHAPTER 11 CASES -- COMMENCEMENT OF CHAPTER 11 CASES AND RELATED CASE ADMINISTRATION ACTIVITIES -- CLAIMS PROCESS AND BAR DATES." FURTHER, THE AMOUNT OF ANY DISPUTED CLAIM THAT ULTIMATELY IS ALLOWED BY THE BANKRUPTCY COURT MAY BE SIGNIFICANTLY MORE OR LESS THAN THE ESTIMATED AMOUNT OF SUCH CLAIM. SEE "RISK FACTORS -- TREATMENT OF CLAIMS."

         Each amount designated in the table below as "Estimated Percentage Recovery" for each Class is the quotient of, as applicable, the cash or the assumed value of the New Common Stock, New Senior Secured Term Loans and New Senior Subordinated Notes to be distributed to all holders of Allowed Claims in such Class, divided by the estimated aggregate amount of Allowed Claims in such Class. For purposes of these calculations, a value of $23.00 per share of New Common Stock has been assumed, based upon the midpoint of the estimated going concern enterprise value of Reorganized WKI, as set forth in "Securities to be Issued Pursuant to the Plan -- Going Concern Valuation," and the 5,752,175 shares of New Common Stock assumed to be issued on the Effective Date. See "Securities to be Issued Pursuant to the Plan -- Going Concern Valuation" for a description of the manner in which the estimated enterprise value of Reorganized WKI was calculated and the assumptions used in connection with the foregoing and the limitations thereon, and "Risk Factors" for a discussion of various other factors that could materially affect the value of New Common Stock distributed pursuant to the Plan. The New Senior Secured Term Loans and New Senior Subordinated Notes were valued at 100% of the face amount thereof.

         Although the Debtors' management believes that these valuation assumptions are reasonable, there is no assurance that the New Common Stock will have the value assumed herein. See "Risk Factors." Initially, the New Common Stock will not be listed on any securities exchange or quoted on the Nasdaq Stock Market, and there can be no assurance that the New Common Stock will ever be so listed or quoted. The value of the New Common Stock ultimately may be substantially higher or lower than reflected in the valuation assumptions provided herein because of a number of other factors, including those discussed in "Risk Factors." The value of equity securities, such as the New Common Stock, issued under a plan of reorganization is subject to numerous unforeseeable circumstances and therefore cannot be predicted.

----------------------------------------------------------------------------------------------------------------------
                  Description and Amount
                  of Claims or Interests                                            Treatment
----------------------------------------------------------------------------------------------------------------------
-    Class 1 (Unsecured Priority Claims):  Consists of       Unimpaired; on the Effective Date, each holder of an
     all Allowed Unsecured Claims against any Debtor         Allowed Claim in Class 1 will receive cash equal to the
     entitled to priority under section 507(a) of the        amount of such Claim, unless the holder of such Claim
     Bankruptcy Code that is not an Administrative Claim     and the applicable Debtor or Reorganized Debtor agree
     or Priority Tax Claim.                                  to a different treatment.

     Estimated Aggregate Claims Amount:  $0                  Estimated Percentage Recovery:  100%
----------------------------------------------------------------------------------------------------------------------
-    Class 2 (Tranche B Revolving Claims):  Consists         Unimpaired; on the Effective Date, each holder of an
     of all Allowed Claims against the Debtors under         Allowed Claim in Class 2 will receive (a) the holder's
     Section 2.1(b) of the Prepetition Credit Facility or    Pro Rata share of $25,000,000 in cash and (b) a
     in respect thereto, including any Claims pursuant to    complete and unconditional release and related
     any guaranty thereof.                                   injunctive relief from the Debtors and holders of other
                                                             Claims or Interests as set forth in the Plan.  See
     Estimated Aggregate Claims Amount:  $25,000,000         "Resolution and Release of Potential Claims -- The
                                                             Resolution of the Recovery Actions under the Plan --
                                                             Treatment of Tranche B Revolving Claims and Bank Loan
                                                             Claims; Releases" and "General Information Concerning
                                                             the Plan -- Legal Effects of the Plan -- Releases,
                                                             Indemnity and Related Injunction."  In addition, each
                                                             such holder will be entitled to retain all amounts paid
                                                             to it or on its behalf as adequate protection (and
                                                             receive and retain any other amounts that as of the
                                                             Effective Date are due as adequate protection under the
                                                             final order authorizing the Debtors to enter into the
                                                             DIP Credit Agreement but not theretofore paid), and
                                                             Reorganized WKI will pay promptly, to the extent not
                                                             theretofore paid by the Debtors, the professional fees
                                                             of the Prepetition Credit Facility Agent and the
                                                             holders of the Allowed Tranche B Revolving Claims
                                                             attributable to all periods before and after the
                                                             Effective Date with respect to matters relating to the
                                                             Plan or the Chapter 11 Cases in accordance with Section
                                                             13.5 of the Prepetition Credit Facility.  See
                                                             "Operations During the Chapter 11 Cases -- Postpetition
                                                             Operations and Liquidity."

                                                             Estimated Percentage Recovery:  100%
----------------------------------------------------------------------------------------------------------------------
-    Class 3 (Other Secured Claims):  Consists of all        Unimpaired; on the Effective Date, unless the holder of
     Allowed Secured Claims against any Debtor not           such Claim and the applicable Debtor or Reorganized
     otherwise classified under Article II of the Plan.      Debtor agree to a different treatment, each holder of
                                                             an Allowed Claim in Class 3 will receive treatment on
     Estimated Aggregate Claims Amount:  $1,500,000          account of such Allowed Claim in the manner set forth
                                                             in Option A, Option B or Option C below, at the
                                                             election of the applicable Debtor.  The applicable
                                                             Debtor will be deemed to have elected Option B, except
                                                             with respect to any Allowed Claim as to which the
                                                             applicable Debtor elects Option A or Option C in one or
                                                             more certifications Filed prior to the conclusion of
                                                             the Confirmation Hearing.

                                                             Option A:  Allowed Claims in Class 3 with respect to
                                                             which the applicable Debtor elects Option A will be
                                                             paid in cash, in full.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                  Description and Amount
                  of Claims or Interests                                            Treatment
----------------------------------------------------------------------------------------------------------------------
                                                             Option B:  Allowed Claims in Class 3 with respect to
                                                             which the applicable Debtor elects or is deemed to have
                                                             elected Option B will be Reinstated (i.e., rendered
                                                             unimpaired on the Effective Date within the meaning of
                                                             section 1124 of the Bankruptcy Code).

                                                             Option C:  Allowed Claims in Class 3 with respect to
                                                             which the applicable Debtor elects Option C will be
                                                             entitled to receive (and the applicable Debtor shall
                                                             release and transfer to the holder thereof) the
                                                             collateral securing such Allowed Claim.

                                                             Estimated Percentage Recovery:  100%
----------------------------------------------------------------------------------------------------------------------
-    Class 4 (IRB Claims):  Consists of Allowed Claims       Unimpaired; on the Effective Date, each holder of an
     against the Debtors under an IRB (relating to an        Allowed Claim or Claims in Class 4 will be Reinstated
     industrial revenue bond financing) or in respect        (i.e., rendered unimpaired on the Effective Date within
     thereof, including any Claims pursuant to a guaranty    the meaning of section 1124 of the Bankruptcy Code).
     thereof.
                                                             Estimated Percentage Recovery:  100%
     Estimated Aggregate Claims Amount:  $4,500,000
----------------------------------------------------------------------------------------------------------------------
-    Class 5 (9-1/4% Senior Note Claims):  Consists of       Impaired; on the Effective Date, each holder of an
     all Allowed Claims against the Debtors under or         Allowed Claim in Class 5 will receive, in respect of
     evidenced by the 9-1/4% Senior Notes and the 9-1/4%     such Claims against all of the Debtors, cash equal to
     Senior Note Indenture or in respect thereto,            100% of the amount of such Class 5 Claims.
     including any Claims pursuant to any guaranty thereof.
                                                             Estimated Percentage Recovery:  100%
     Estimated Aggregate Claims Amount:  $2,877,000
----------------------------------------------------------------------------------------------------------------------
-    Class 6 (Bank Loan Claims):  Consists of all            Impaired; on the Effective Date, each holder of an
     Allowed Claims, other than Tranche B Revolving          Allowed Bank Loan Claim in the allowed aggregate
     Claims, against the Debtors under the Prepetition       principal amount of $552,100,000 (i.e., excluding any
     Credit Facility or in respect thereto, including any    additional Claims relating to letters of credit issued
     Claims pursuant to any guaranty thereof.                and outstanding as of the Petition Date under the
                                                             Prepetition Credit Facility) will receive in respect of
     Allowed Aggregate Claims Amount:  $552,100,000 (not     such Claims against all of the Debtors:  (a) the
     including any additional Claims relating to letters     holder's Pro Rata share of $2,750,000 in cash; (b) the
     of credit issued and undrawn under the Prepetition      holder's Pro Rata share of 4,528,192 shares of New
     Credit Facility as of the Petition Date and             Common Stock; (c) the holder's Pro Rata share of
     thereafter drawn prior to the Effective Date).          $240,050,000 in principal amount of the New Senior
                                                             Secured Term Loans; (d) the holder's Pro Rata share of
                                                             $123,150,000 in principal amount of the New Senior
                                                             Subordinated Notes; (e) cancellation without draw,
                                                             replacement under the Exit Financing Facility or such
                                                             other arrangement as may be satisfactory to the
                                                             Prepetition Credit Facility Agent in respect of any
                                                             outstanding letters of credit issued under the
                                                             Prepetition Credit Facility that remain undrawn as of
                                                             the Effective Date; and (f) a complete and
                                                             unconditional release and related injunctive relief
                                                             from the Debtors and holders of other Claims or
                                                             Interests as set forth in the Plan.  See "Resolution
                                                             and Release of Potential Claims -- The Resolution of
                                                             the Recovery Actions under the Plan -- Treatment of
                                                             Tranche B Revolving Claims and Bank Loan Claims;
                                                             Releases" and

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                  Description and Amount
                  of Claims or Interests                                            Treatment
----------------------------------------------------------------------------------------------------------------------
                                                             "General Information Concerning the Plan
                                                             -- Legal Effects of the Plan -- Releases, Indemnity and
                                                             Related Injunction."

                                                             In addition, to the extent that any of the letters of
                                                             credit issued under the Prepetition Credit Facility and
                                                             outstanding as of the Petition Date are drawn on or
                                                             before the Effective Date, the holders of Claims under
                                                             the Prepetition Credit Facility in respect of such
                                                             letters of credit will be deemed to have Allowed Claims
                                                             in an aggregate amount equal to the aggregate amount of
                                                             such draws and each holder of such a Claim will receive
                                                             in respect of all such Claims against all of the
                                                             Debtors a Pro Rata share of New Senior Secured Term
                                                             Loans in an aggregate principal amount equal to the
                                                             aggregate amount of such draws.

                                                             Also, each holder of an Allowed Bank Loan Claim shall
                                                             be entitled to retain all amounts paid to it or on its
                                                             behalf as adequate protection (and receive and retain
                                                             any other amounts that as of the Effective Date are due
                                                             as adequate protection under the final order
                                                             authorizing the Debtors to enter into the DIP Credit
                                                             Agreement but not theretofore paid), and Reorganized
                                                             WKI will pay promptly, to the extent not theretofore
                                                             paid by the Debtors, the professional fees of the
                                                             Prepetition Credit Facility Agent and the holders of
                                                             the Allowed Bank Claims attributable to all periods
                                                             before and after the Effective Date with respect to
                                                             matters relating to the Plan or the Chapter 11 Cases in
                                                             accordance with Section 13.5 of the Prepetition Credit
                                                             Facility.  See "Operations During the Chapter 11
                                                             Cases -- Postpetition Operations and Liquidity."

                                                             Estimated Percentage Recovery:  85.1% (plus any
                                                             adequate protection payments)
----------------------------------------------------------------------------------------------------------------------
-    Class 7 Claims (Borden Credit Facility Claims):         Impaired; on the Effective Date, each holder of an
     Consists of all Allowed Claims against the Debtors      Allowed Borden Credit Facility Claim will receive in
     arising under the Borden Credit Facility or in          respect of all such Claims against all Debtors:  (a)
     respect thereto, including any Claims pursuant to any   the holder's Pro Rata share of 615,483 shares of New
     guaranty thereof.                                       Common Stock; and (b) a complete and unconditional
                                                             release and related injunctive relief from the Debtors
     Allowed Aggregate Claims Amount:  $25,000,000           and holders of other Claims or Interests as set forth
                                                             in the Plan.  See "Resolution and Release of Potential
                                                             Claims -- The Resolution of the Recovery Actions under
                                                             the Plan -- Treatment of KKR Entities' Claims and
                                                             Executory Contracts and Unexpired Leases; Releases" and
                                                             "General Information Concerning the Plan -- Legal
                                                             Effects of the Plan -- Releases, Indemnity and Related
                                                             Injunction."

                                                             In addition, each such holder shall be entitled to
                                                             withdraw and retain all amounts held in the blocked
                                                             account established under the final order authorizing the
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                  Description and Amount
                  of Claims or Interests                                            Treatment
----------------------------------------------------------------------------------------------------------------------
                                                             Debtors to enter into the DIP Credit Agreement, and
                                                             to receive and retain any other amounts that as of the
                                                             Effective Date are due as adequate protection under
                                                             such order but not theretofore paid.  See "Operations
                                                             During the Chapter 11 Cases -- Postpetition Operations
                                                             and Liquidity."

                                                             Estimated Percentage Recovery:  56.6% (plus any
                                                             adequate protection payments)
----------------------------------------------------------------------------------------------------------------------
-    Class 8 Claims (WKI General Unsecured Claims):          Impaired; on the Effective Date, each holder of an
     Consists of all Allowed Unsecured Claims against WKI    Allowed Class 8 Claim will receive cash equal to 8.8%
     not otherwise classified under Article II of the Plan   of such Allowed Class 8 Claim.
     (including Trade Claims, Tort Claims and the
     unsecured portion of any Claim that, if fully           Estimated Percentage Recovery:  8.8%
     secured, would have been included in Class 3 and as
     to which WKI shall have elected Option A or Option C
     treatment under Section III.B.3 of the Plan).

     Estimated Aggregate Claims Amount:  $6,000,000
----------------------------------------------------------------------------------------------------------------------
-    Class 9 Claims (9-5/8% Senior Subordinated Note         Impaired; on the Effective Date, each holder of an
     Claims):  Consists of all Allowed Claims against WKI    Allowed Class 9 Claim that is not a KKR Entity will
     under or evidenced by the 9-5/8% Senior Subordinated    receive the holder's Pro Rata share of 480,307 shares
     Notes and the 9-5/8% Senior Subordinated Note           of New Common Stock.  On the Effective Date, each
     Indenture or in respect thereto.                        holder of an Allowed Class 9 Claim that is a KKR Entity
                                                             will receive a Pro Rata share of 128,193 shares of New
     Estimated Aggregate Claims Amount:                      Common Stock.
     $211,075,000 (comprised of $126,117,313 for holders
     other than the KKR Entities and $84,957,687 for the     Estimated Percentage Recovery for Holders of Class 9
     KKR Entities)                                           Claims Other Than the KKR Entities:  8.8%

                                                             Estimated Percentage Recovery for the KKR Entities
                                                             Holding Class 9 Claims:  3.5%
----------------------------------------------------------------------------------------------------------------------
-    Class 10 Claims (Subsidiary Debtor General              Impaired; on the Effective Date, each holder of an
     Unsecured Claims):  Consists of all Allowed Unsecured   Allowed Class 10 Claim will receive cash equal to 60%
     Claims against a Subsidiary Debtor not otherwise        of such Allowed Class 10 Claim.
     classified under Article II of the Plan (including
     Trade Claims, Tort Claims and the unsecured portion     Estimated Percentage Recovery:  60%
     of any Claim that, if fully secured, would have been
     included in Class 3 and as to which the applicable
     Subsidiary Debtor shall have elected Option A or
     Option C treatment under Section III.B.3 of the Plan).

     Estimated Aggregate Claims Amount:  $29,100,000
----------------------------------------------------------------------------------------------------------------------
-    Class 11 (Untendered Share Claims):  Consists of        Impaired; Class 11 Claims will be deemed subordinated
     any Claim of a former owner of shares of EKCO or GHC,   pursuant to section 510(c) of the Bankruptcy Code; no
     respectively, to receive cash in respect of the         property will be distributed to or retained by the
     cancellation of such shares in connection with the      holders of Allowed Class 11 Claims.
     acquisition of such companies by WKI.
                                                             Estimated Percentage Recovery:  0%
     Estimated Aggregate Claims Amount:  $957,838
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                  Description and Amount
                  of Claims or Interests                                            Treatment
----------------------------------------------------------------------------------------------------------------------
-    Class 12 Claims (Intercompany Claims):  Consists        Impaired; as of the Effective Date, the holders of
     of any Claim of WKI or any of its direct or indirect    Intercompany Claims will be deemed to have waived and
     subsidiaries against any Debtor that are not            released such Claims; provided, however, that Claims of
     Administrative Claims.                                  non-United States direct or indirect subsidiaries of
                                                             WKI will not be waived and released, but rather will be
                                                             Reinstated.  No property will be distributed to or
                                                             retained by the holders of Allowed Class 12 Claims that
                                                             are so waived and released, and such Claims will be
                                                             discharged as of the Effective Date.

                                                             Estimated Percentage Recovery:  0%
----------------------------------------------------------------------------------------------------------------------
-    Class 13 Interests (Subsidiary Debtor Equity            Unimpaired; on the Effective Date, Allowed Class 13
     Interests): Consists of, as to a particular             Interests will be Reinstated, subject to the
     Subsidiary Debtor, any Interests in such Debtor held    Restructuring Transactions.
     directly or indirectly by WKI.
                                                             Estimated Percentage Recovery:  100%
----------------------------------------------------------------------------------------------------------------------
-    Class 14 Interests (Old WKI Preferred Stock):           Impaired; no property will be distributed to or
     Consists of Interests in respect of the Old WKI         retained by the holders of Allowed Interests in Class
     Preferred Stock.                                        14 on account of such Interests, and such Interests
                                                             will be canceled on the Effective Date.

                                                             Estimated Percentage Recovery:  0%
----------------------------------------------------------------------------------------------------------------------
-    Class 15 Interests and Claims (Old WKI Common           Impaired; no property will be distributed to or
     Stock):  Consists of Interests in respect of the Old    retained by the holders of Allowed Interests and Claims
     WKI Common Stock and any Claims in respect to  the      in Class 15 on account of such Interests or Claims,
     Old Stockholders' Agreement.                            such Interests will be canceled on the Effective Date
                                                             and the Old Stockholders' Agreement will be deemed
                                                             rejected.

                                                             Estimated Percentage Recovery:  0%
----------------------------------------------------------------------------------------------------------------------

SOURCES AND USES OF CASH

         The following table sets forth a summary of the principal sources and uses of cash expected to be available to the Reorganized Debtors on the Effective Date (assumed to be December 31, 2002). All amounts shown are estimates and are in millions. There can be no assurances that there will not be material variances between the estimates and the actual amounts of cash required to consummate the Plan.

         SOURCES OF CASH: (1)

         Cash generated from operating activities (2)                                    $  58.8

         USES OF CASH:

         Administrative Claims (3)                                                          (1.3)
         Professionals' Fee Claims                                                          (2.8)
         Cure Amount Claims relating to assumptions of Executory Contracts and              (2.1)
           Unexpired Leases
         Priority Tax Claims (4)                                                            (1.8)
         Class 2 - Tranche B Revolving Claims                                              (25.0)
         Class 3 - Other Secured Claims                                                     (0.3)
         Class 5 - 9-1/4% Senior Note Claims                                                (2.9)
         Class 6 - Bank Loan Claims                                                         (2.8)
         Class 8 - Unsecured Claims against WKI                                             (0.5)
         Class 10 - Unsecured Claims against Subsidiary Debtors (1)                        (16.3)
                                                                                        ----------
         Total Uses                                                                        (55.8)
                                                                                        ----------

         Net Cash Excess / (Use)                                                         $   3.0
                                                                                        ==========

         ---------------
         (1) In connection with the resolution of certain preference actions, the KKR Entities are making a contribution of $1.2 million to the Debtors' Estates as of the Effective Date, which will be used to fund a portion of the Class 10 distributions. See "Resolution and Release of Potential Claims -- The Resolution of the Recovery Actions under the Plan -- The WKI/KKR Entity Release and Indemnification Agreement."

         (2) Assumes that borrowings under the DIP Credit Agreement will be paid in the ordinary course prior to the Effective Date with cash generated from operating activities.

         (3) Includes $0.6 million of the post-Petition Date Borden Management Fees and expenses to be paid as Administrative Claims pursuant to the WKI/KKR Entity Release and Indemnification Agreement. See "Resolution and Release of Potential Claims -- The Resolution of the Recovery Actions under the Plan -- The WKI/KKR Entity Release and Indemnification Agreement."

         (4) Assumes that Priority Tax Claims are paid in full on the Effective Date. Pursuant to the Plan and consistent with section 1129(a)(9)(c) of the Bankruptcy Code, however, Priority Tax Claims may be satisfied by deferred cash payments over a period not to exceed six years after the date of assessment of the applicable Priority Tax Claim.

ADDITIONAL INFORMATION REGARDING ASSERTION AND TREATMENT OF ADMINISTRATIVE CLAIMS AND PRIORITY TAX CLAIMS

         ADMINISTRATIVE CLAIMS

         Except as specified in Section III.A.1 of the Plan, and subject to the bar date provisions described below and in the Plan, unless otherwise agreed by the holder of an Administrative Claim and the applicable Debtor or Reorganized Debtor, or unless an order of the Bankruptcy Court provides otherwise, each holder of an Allowed Administrative Claim will receive, in full satisfaction of its Administrative Claim, cash equal to the amount of such Allowed Administrative Claim either (a) on the Effective Date or (b) if the Administrative Claim is not allowed as of the Effective Date, 30 days after the date on which an order allowing such Administrative Claim becomes a Final Order or a Stipulation of Amount and Nature of Claim is executed by the applicable Reorganized Debtor and the holder of the Administrative Claim. Administrative Claims are defined in the Plan as Claims for costs and expenses of administration allowed under sections 503(b), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (i) the actual and necessary costs and expenses incurred after the Petition Date of preserving the Estates and operating the businesses of the Debtors (such as wages, salaries, commissions for services and payments for inventories, leased equipment and premises), including Claims under the DIP Credit Agreement (including any adequate protection rights granted in connection with the approval thereof by the Bankruptcy Court); (ii) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under sections 330(a) or 331 of the Bankruptcy Code, including Fee Claims; (iii) Claims for reclamation allowed in accordance with section 546(c)(2) of the Bankruptcy Code; and (iv) all fees and charges assessed against the Estates under chapter 123 of title 28, United States Code, 28 U.S.C. Sections 1911-1930.

         On or before the Effective Date, Administrative Claims for fees payable pursuant to 28 U.S.C. Section 1930, as determined by the Bankruptcy Court at the Confirmation Hearing, will be paid in cash equal to the amount of such Administrative Claims. All fees payable pursuant to 28 U.S.C. Section 1930 will be paid by the Reorganized Debtors in accordance therewith until the closing of the Chapter 11 Cases pursuant to Section 350(a) of the Bankruptcy Code.

         Administrative Claims based on liabilities incurred by a Debtor in the ordinary course of its business (including Administrative Trade Claims, Administrative Claims of governmental units for Taxes (including Tax audit Claims related to Tax years commencing after the Petition Date) and Allowed Administrative Claims arising from those contracts and leases of the kind described in Section V.C of the Plan) will be paid by the applicable Reorganized Debtor pursuant to the terms and conditions of the particular transaction giving rise to those Administrative Claims.

         Unless otherwise agreed by the DIP Lenders pursuant to the DIP Credit Agreement or the affected holders of Tranche B Revolving Claims, Bank Loan Claims and/or Borden Credit Facility Claims, as the case may be, on or before the Effective Date, Allowed Administrative Claims under or evidenced by the DIP Credit Agreement and related orders of the Bankruptcy Court in respect of adequate protection payments will be paid in cash equal to the amount of those Allowed Administrative Claims. The treatment afforded to holders of Tranche B Revolving Claims, Bank Loan Claims and Borden Credit Facility Claims as provided in Sections III.B.2, III.C.2 and III.C.3, respectively, of the Plan shall satisfy all other adequate protection rights related to such Claims.

         In full satisfaction of the Indenture Trustees' Claims for reasonable fees and expenses (including reasonable attorneys' fees) payable pursuant to the terms of the 9-1/4% Senior Note Indenture or the 9-5/8% Senior Subordinated Note Indenture, as the case may be, and subject to the terms and conditions described in this paragraph, the Indenture Trustees will receive from Reorganized WKI cash equal to the amount of such Claims, and any charging lien held by such Indenture Trustee against distributions to holders of the 9-1/4% Senior Notes or the 9-5/8% Senior Subordinated Note, as the case may be, will be deemed released upon payment of such Claims; provided, however, that the amount payable to the 9-5/8% Senior Subordinated Note Indenture Trustee shall not exceed $135,000. In particular, (i) the Indenture Trustees shall provide reasonable detail in support of the proofs of Claim Filed in respect of their Claims to the parties identified in Section XII.G of the Plan no later than ten days after the Effective Date; (ii) such parties shall have the right to File objections to the Indenture Trustees' Claims based on a "reasonableness" standard within 20 days after receipt of supporting documentation; and (iii) the Reorganized Debtors shall pay any such Claim to the applicable Indenture Trustee by the later of (A) 30 days after the receipt of supporting documentation from the Indenture Trustee or (B) ten Business Days after the resolution of any objections to such Claim. Distributions received by holders of Allowed Claims in respect of 9-1/4% Senior Notes and the 9-5/8% Senior Subordinated Notes pursuant to the Plan will not be reduced on account of the payment of the respective Indenture Trustee's Claims.

         Except as otherwise provided below, unless previously Filed, requests for payment of Administrative Claims must be Filed and served on the Reorganized Debtors, pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order, no later than 60 days after the date of service of a notice of such Bar Date. A separate notice of this Bar Date will be served on all known potential holders of Administrative Claims on or after the Effective Date. Holders of Administrative Claims that are required to File and serve a request for payment of such Administrative Claims and that do not File and serve such a request by the applicable Bar Date will be forever barred from asserting such Administrative Claims against the Debtors, the Reorganized Debtors or their respective property, and such Administrative Claims will be deemed discharged as of the Effective Date. Objections to such requests must be Filed and served on the Reorganized Debtors and the requesting party by the later of (a) 120 days after the Effective Date or (b) 60 days after the Filing of the applicable request for payment of Administrative Claims.

         Professionals or other entities asserting a Fee Claim for services rendered before the Effective Date must File and serve on the Reorganized Debtors and such other entities who are designated by the Bankruptcy Rules, the Confirmation Order, the Fee Order or other order of the Bankruptcy Court an application for final allowance of such Fee Claim no later than 60 days after the service of a notice of such deadline; provided, however, that any professional who may receive compensation or reimbursement of expenses pursuant to the Ordinary Course Professionals Order may continue to receive such compensation and reimbursement of expenses for services rendered before the Effective Date pursuant to the Ordinary Course Professionals Order without further Bankruptcy Court review or approval (except as provided in the Ordinary Course Professionals Order). A separate notice of the deadline for filing an application for allowance and payment of a Fee Claim will be served on all known potential holders of such Claims on or after the Effective Date. Objections to any Fee Claim must be Filed and served on the Reorganized Debtor and the requesting party by the later of (a) 90 days after the Effective Date or (b) 30 days after the Filing of the applicable request for payment of the Fee Claim. To the extent necessary, the Confirmation Order will amend and supersede any previously entered order of the Bankruptcy Court regarding the payment of Fee Claims.

         Holders of Administrative Claims based on liabilities incurred by a Debtor in the ordinary course of its business, including Administrative Trade Claims, Administrative Claims of governmental units for Taxes (including Tax audit Claims arising after the Petition Date) and Administrative Claims arising from or under those contracts and leases entered into or assumed after the Petition Date will not be required to File or serve any request for payment of such Administrative Claims. Such Claims will be satisfied as described above.

         Holders of Administrative Claims under or evidenced by the DIP Credit Agreement and related orders in respect to adequate protection payments will not be required to File or serve any request for payment or application for allowance of such Claims. Such Administrative Claims will be satisfied as described above.

         PRIORITY TAX CLAIMS

         Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed by the holder of a Priority Tax Claim and the applicable Debtor or Reorganized Debtor, each holder of an Allowed Priority Tax Claim will receive, in full satisfaction of its Priority Tax Claim, deferred cash payments over a period of time not exceeding six years from the date of assessment of such Priority Tax Claim. Payments will be made in equal quarterly installments of principal (commencing on the later of the first Quarterly Distribution Date or the first Quarterly Distribution Date following the date such Claim becomes an Allowed Claim), plus simple interest accruing from the Effective Date at 6% per annum on the unpaid portion of each Allowed Priority Tax Claim (or upon such other terms determined by the Bankruptcy Court to provide the holders of Priority Tax Claims with deferred cash payments having a value, as of the Effective Date, equal to the Allowed amount of such Priority Tax Claims). The Reorganized Debtors will have the right to pre-pay any Allowed Priority Tax Claim, or any remaining balance of such Priority Tax Claim, in full at any time on or after the Effective Date, without premium or penalty.

         Notwithstanding the foregoing, the holder of an Allowed Priority Tax Claim will not be entitled to receive any payment on account of any penalty arising with respect to or in connection with the Allowed Priority Tax Claim. Any such Claim or demand for any such penalty (a) will be subject to treatment in, as applicable, Class 8 or Class 10 under the Plan and (b) the holder of an Allowed Priority Tax Claim will not assess or attempt to collect such penalty from the Reorganized Debtors or their property.

SUBORDINATION OF UNTENDERED SHARE CLAIMS

         In connection with the Debtors' acquisition of EKCO and GHC in 1999 (see "Certain Events Preceding the Debtors' Chapter 11 Filings -- Prepetition Operations and Liquidity -- Additional Corporate Acquisitions"), all shares of old common stock in EKCO and GHC (collectively, the "Acquired Common Stock") were canceled, and holders of the Acquired Common Stock were entitled to tender the canceled shares of the Acquired Common Stock at a fixed cash price per share. As of the Petition Date, certain shares of the Acquired Common Stock had not been tendered (collectively, the "Untendered Shares"). Under applicable judicial precedent, any Claims on account of the Untendered Shares are appropriately subordinated to the Claims of the Debtors' general unsecured creditors and treated on par with equity, pursuant to section 510(c) of the Bankruptcy Code. As such, the Untendered Share Claims in Class 11 under the Plan will be deemed subordinated under section 510(c) of the Bankruptcy Code, and no property will be distributed or retained by holders of Untendered Share Claims. The Untendered Share Claims will be discharged as of the Effective Date. See "-- Summary of Classes and Treatment of Claims and Interests."

SPECIAL PROVISIONS REGARDING THE TREATMENT OF ALLOWED SECONDARY LIABILITY CLAIMS; MAXIMUM RECOVERY

         The classification and treatment of Allowed Claims under the Plan take into consideration all Allowed Secondary Liability Claims, and no distributions in respect of any Secondary Liability Claims will be made. Notwithstanding any provision of the Plan to the contrary, a creditor holding multiple Allowed Claims against more than one Debtor that do not constitute Secondary Liability Claims and that arise from the contractual joint, joint and several or several liability of such Debtors, the guaranty by one Debtor of another Debtor's obligation or other similar circumstances may not receive in the aggregate from all Debtors more than 100% of the amount of the underlying Claim giving rise to such multiple Claims.

SUMMARY OF TERMS OF CERTAIN SECURITIES TO BE ISSUED PURSUANT TO THE PLAN

         The Amended Certificate of Incorporation of Reorganized WKI (the "Amended Certificate") will provide that, as of the Effective Date, Reorganized WKI will be authorized to issue 15,000,000 shares of New Common Stock, par value $0.01 per share. Reorganized WKI will issue 4,528,192 shares of New Common Stock to holders of Allowed Claims in Class 6, 615,483 shares of New Common Stock to holders of Allowed Claims in Class 7 and 608,500 shares of New Common Stock to holders of Allowed Claims in Class 9. In addition, as of the Effective Date, 710,942 shares of New Common Stock will be reserved for issuance under the Management Stock Plan, options for a portion of which are expected to be granted shortly following the Effective Date. In addition to the New Common Stock to be issued pursuant to the Plan, Reorganized WKI also will be authorized to issue additional shares of New Common Stock from time to time following the Effective Date under the provisions of the Amended Certificate, the Amended By-Laws of Reorganized WKI (the "Amended By-Laws") and applicable law. See "Securities to be Issued Pursuant to the Plan -- New Common Stock."

         Holders of New Common Stock will be entitled to receive ratably such dividends as may be declared by Reorganized WKI's Board of Directors and will have no preemptive, subscription, redemption or conversion rights. Shares of New Common Stock issued pursuant to the Plan will be fully paid and non-assessable.

         Shares of New Common Stock to be issued pursuant to the Plan will be subject to the terms of the Stockholders' Agreement in the form attached as
Exhibit I.A.92 to the Plan. Under this agreement, holders of the New Common Stock (and their transferees) will be subject to provisions that impose material conditions to the acquisition by any entity or "group" (as such term is used in connection with the federal Securities and Exchange Act of 1934, as amended) of an amount of New Common Stock in excess of 35% of the shares of New Common Stock outstanding. In addition, under the Stockholders' Agreement, upon the entry into an agreement or agreements providing for the sale of more than 60% of the outstanding shares of New Common Stock to any entity or group, holders of the New Common Stock will have both the right and the obligation to participate in such sale. The

Stockholders' Agreement also provides for the grant by WKI to the holders of the New Common Stock of certain registration rights, which are described below under "Applicability of Certain Federal and State Securities Laws."

         Reorganized WKI does not anticipate paying any dividends on the New Common Stock in the foreseeable future. In addition, covenants in certain debt instruments to which Reorganized WKI will be a party will restrict, and may prohibit, Reorganized WKI from paying dividends.

         On the Effective Date, in addition to their Pro Rata share of New Common Stock, holders of Allowed Bank Loan Claims will receive their respective Pro Rata share of $2,750,000 in cash, the New Senior Secured Term Loans and New Senior Subordinated Notes. The principal amount of the New Senior Secured Term Loans will be $240,050,000 (plus the amount of all pre-Effective Date draws on any letters of credit outstanding under the Prepetition Credit Facility as of the Petition Date), and the principal amount of the New Senior Subordinated Notes will be $123,150,000.

         In addition, as of the Effective Date, the Debtors, the Exit Facility Agent Bank and the lenders under the Exit Financing Facility will enter into the Exit Financing Facility. See "Securities to be Issued Pursuant to the Plan -- Exit Financing Facility."

         This summary is qualified by reference to the description of such securities under "Securities to be Issued Pursuant to the Plan" and the terms set forth on Exhibits I.A.61 and I.A.64 to the Plan.

CONDITIONS TO CONFIRMATION AND THE EFFECTIVE DATE OF THE PLAN

         There are several conditions precedent to Confirmation and the Effective Date. Subject to applicable legal requirements, any of these conditions may be waived in whole or part at any time by agreement of the Debtors and the Supporting Creditors without an order of the Bankruptcy Court; provided, however, that the Prepetition Credit Facility Agent will have the exclusive power to waive the condition specified in Section VIII.B.7 of the Plan that the Effective Date shall occur on or before January 15, 2003.

         CONDITIONS TO CONFIRMATION

         The Bankruptcy Court will not be requested to enter the Confirmation Order, unless and until the following conditions have been satisfied or duly waived pursuant to Section VIII.C of the Plan:

         1. The Confirmation Order will be reasonably acceptable in form and substance to the Debtors and the Supporting Creditors.

         2. The Debtors shall have received a binding, unconditional (except as contemplated by Exhibit I.A.47 to the Plan) commitment for the Exit Financing Facility from the Exit Financing Facility Agent Bank on terms and conditions satisfactory to the Debtors and the Prepetition Credit Facility Agent.

         In addition to the foregoing conditions to Confirmation, there are a number of substantial confirmation requirements under the Bankruptcy Code that must be satisfied for the Plan to be confirmed. See "Voting and Confirmation of the Plan -- Confirmation."

         CONDITIONS TO THE EFFECTIVE DATE

         The Effective Date will not occur, and the Plan will not be consummated, unless and until each of the following conditions has been satisfied or duly waived pursuant to Section VIII.C of the Plan:

         1. The Bankruptcy Court shall have entered an order (contemplated to be part of the Confirmation Order) approving and authorizing the Debtors and the Reorganized Debtors to take all actions necessary or appropriate to implement the Plan in form and substance acceptable to the Debtors and the Supporting Creditors, including the completion of the Restructuring Transactions and the other transactions contemplated by the Plan and the implementation and consummation of the contracts, instruments, releases and other agreements or documents entered into or delivered in connection with the Plan.

         2. The documents effectuating the Exit Financing Facility shall have been executed and delivered by the Reorganized Debtors, the Exit Financing Facility Agent Bank and each of the lenders under the Exit Financing Facility.

         3. The documents effectuating the New Senior Secured Term Loan Facility shall have been executed and delivered by the Reorganized Debtors and the New Senior Secured Term Loan Facility Agent Bank.

         4. The New Senior Subordinated Note Indenture shall have been executed by the Reorganized Debtors and the indenture trustee for the New Senior Subordinated Notes.

         5. All of the Exhibits to the Plan shall be satisfactory to the Debtors and the Supporting Creditors; provided, however, that the Committee is deemed to have agreed to (a) the forms of Exhibits Filed with the Bankruptcy Court as of November 15, 2002 and (b) Exhibits I.A.59, IV.C.2 and IV.C.3.a.

         6. The WKI/CCPC Tax Agreement and the WKI/KKR Entity Release and Indemnification Agreement shall have been executed and delivered by the respective parties thereto.

         7.       The Effective Date shall occur on or before January 15,
2003.

         EFFECT OF NONOCCURRENCE OF CONDITIONS TO THE EFFECTIVE DATE

         If each of the conditions to the Effective Date provided in the Plan is not satisfied or duly waived in accordance with Section VIII.C of the Plan, then upon motion by the Debtors or any party in interest made before the time that each of such conditions has been satisfied and upon notice to such parties in interest as the Bankruptcy Court may direct, the Confirmation Order will be vacated by the Bankruptcy Court; provided, however, that, notwithstanding the Filing of such motion, the Confirmation Order may not be vacated if each of the conditions to the Effective Date is satisfied before the Bankruptcy Court enters an order granting such motion. If the Confirmation Order is vacated pursuant to
Section VIII.D of the Plan, (a) the Plan will be null and void in all respects, including with respect to: (i) the discharge of Claims and termination of Interests pursuant to section 1141 of the Bankruptcy Code; (ii) the assumptions of Executory Contracts and Unexpired Leases pursuant to Section V.A.1 of the Plan; and (iii) the releases described in Section IV.E.2 of the Plan; and (b) nothing contained in the Plan will: (i) constitute a waiver or release of any claims by or against, or any Interest in, any Debtor; or (ii) prejudice in any manner the rights of the Debtors or any other party in interest.

EXIT FINANCING FACILITY

         The commitment by the Confirmation Date of the Exit Financing Facility Agent Bank to provide the Exit Financing Facility on terms satisfactory to the Debtors and the Prepetition Credit Facility Agent is a condition to Confirmation, and the execution and delivery of the documents effectuating the Exit Financing Facility by the Reorganized Debtors, the Exit Financing Facility Agent Bank and the lenders under the Exit Financing Facility are conditions to the Effective Date. The Debtors currently anticipate that such Exit Financing Facility would consist of a senior secured $50 million revolving credit facility, on substantially the terms set forth on Exhibit I.A.47 to the Plan. See "Securities to be Issued Pursuant to the Plan -- Exit Financing Facility."

MODIFICATION OR REVOCATION OF THE PLAN

         Subject to the restrictions on modifications set forth in section 1127 of the Bankruptcy Code, the Debtors or the Reorganized Debtors, as applicable, reserve the right to alter, amend or modify the Plan before the Effective Date, with the consent of the Prepetition Credit Facility Agent. The Debtors reserve the right under the Plan to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtors revoke or withdraw the Plan, or if Confirmation does not occur, then the Plan will be null and void in all respects, and nothing contained in the Plan will: (a) constitute a waiver or release of any claims by or against, or any Interests in, any Debtor; (b) prejudice in any manner the rights of any Debtor or any other party in interest; or (c) constitute an admission of any sort by any Debtor or any other party in interest.

            CERTAIN EVENTS PRECEDING THE DEBTORS' CHAPTER 11 FILINGS

BACKGROUND

         The businesses of certain of the Debtors (collectively with their wholly-owned nondebtor affiliates, the "World Kitchen Companies") began as an unincorporated division of Corning Incorporated ("Corning") in 1915, with the introduction of the heat-resistant glass that has become known as Pyrex(R) glassware. Corning expanded this business by, among other things, the introduction of (a) Corningware(R) bakeware, a versatile stoneware product, in 1958; and (b) Corelle(R) dinnerware, a proprietary three-layer, two-glass product designed for everyday use, in 1970. Since that time, the World Kitchen Companies (now separate from Corning) have grown into one of the world's leading developers, manufacturers, marketers and distributors of household products, including consumer bakeware, dinnerware, rangetop cookware, kitchen and household products, cutlery and precision cutting tools, under brands that are regarded as the most widely recognized, owned and preferred in the United States. These well-established brand names include Baker's Secret(R), Chicago Cutlery(R), Corelle(R), Corningware(R), EKCO(R), OXO(R), Pyrex(R) and RevereWare(R).

         The World Kitchen Companies maintain administrative offices in Reston, Virginia, as well as corporate offices in other locations, including the headquarters for a substantial portion of their business operations in Franklin Park, Illinois. The World Kitchen Companies manufacture many of their products at their own facilities and outsource certain key brands to third party overseas vendors. The World Kitchen Companies operate, among other things, (a) four primary manufacturing operations (three of which are in the United States); (b) nine principal packaging and distribution centers (five of which are in the United States); and (c) approximately 120 retail stores nationwide, located primarily in outlet malls.

         The World Kitchen Companies' products are sold in the United States and over 90 foreign countries. The World Kitchen Companies sell these products (a) on a wholesale basis (i) through distributors, which resell the products to retailers, and (ii) directly to customers, consisting primarily of mass merchants, department stores and specialty retailers, which resell the products to consumers; and (b) on a retail basis directly to consumers through the World Kitchen Companies' retail stores. The World Kitchen Companies have strong positions in major channels of distribution for their products in North America and have achieved a significant presence in international markets in Asia, Australia and Latin America.

         For their fiscal year ended December 31, 2001, the World Kitchen Companies generated consolidated net sales of approximately $745.9 million. As of June 30, 2002, the World Kitchen Companies had approximately $691 million in assets and approximately $1.03 billion in liabilities on a consolidated basis. The World Kitchen Companies' workforce as of September 30, 2002 consisted of approximately 3,370 full- and part-time employees in 41 states, approximately 40% of which are covered by collective bargaining agreements.

PRODUCT CATEGORIES

         The World Kitchen Companies conduct their business operations in the following six principal product categories within the consumer kitchenware products segment (collectively, the "Product Categories"): (a) bakeware, (b) dinnerware, (c) rangetop cookware, (d) kitchen and household tools, (e) cutlery and (f) precision cutting tools/other. The Product Categories are described further below.

         BAKEWARE

         The World Kitchen Companies manufacture and sell a wide variety of bakeware products that can be used on the stove top or in the oven, microwave or freezer. The principal bakeware brand names are: (a) Corningware(R) and the Corningware(R) product lines (such as French White(TM), Classics(TM), Creations(TM) and Pop-ins(TM)); (b) Pyrex(R) and the Pyrex(R) sub-brands; (c) EKCO(R); and (d) Baker's Secret(R).

         Corningware(R) and Pyrex(R) glass and glass-ceramic products are the two largest bakeware brands in the United States. Corningware(R) includes several lines of versatile cookware made from a stoneware material with high resistance to thermal shock. Pyrex(R) products are made of borosilicate and tempered lime soda glass and are available in a number of sizes, shapes and colors for a variety of cooking functions. EKCO(R) products consist of a broad line of uncoated bakeware products including cookie sheets, muffin tins, brownie pans, loaf pans and similar items. Baker's Secret(R) products consist of a broad line of non-stick coated and insulated "no burn" bakeware items.

         DINNERWARE

         The World Kitchen Companies manufacture and market various dinnerware products under the principal brand name Corelle(R), which is the nation's top selling dinnerware brand in the mass merchant channel. The Corelle(R) dinnerware product is produced using a proprietary manufacturing process, which combines three layers of glass, producing a dinnerware that is light, durable, break/chip resistant and stackable. The World Kitchen Companies also produce glassware, cups and mugs and market them under the Corelle(R) brand name.

         RANGETOP COOKWARE

         The World Kitchen Companies market and distribute several product lines of rangetop cookware, which include stainless steel, hard anodized, aluminum non-stick glass and cast aluminum cookware. The principal rangetop cookware brand names are: (a) RevereWare(R) and the Revere(R) product lines; (b) EKCO(R) and the EKCO(R) rangetop cookware product lines; (c) Visions(R); and (d) Magnalite. These products are sourced from third-party and global manufacturers.

         KITCHEN AND HOUSEHOLD TOOLS

         The World Kitchen Companies market and sell a broad line of kitchenware products, including: (a) kitchen tools and gadgets, such as spoons, spatulas, ladles, peelers, corkscrews, whisks, can openers and similar items; (b) stainless steel and porcelain-on-steel kettles and carafes; and (c) barbecue tools and accessories, such as grilling tools, aprons, mitts, timers, magnets and related items. The principal brand names in this Product Category include:
(a) Baker's Secret(R); (b) Corelle Coordinates(TM); (c) EKCO(R) and related brands; (d) Grilla Gear(R); (e) OXO(R) and the OXO(R) product lines, including OXO Goodgrips(R); and (f) Revere(R).

         CUTLERY

         The World Kitchen Companies market numerous lines of high-carbon stainless steel cutlery in the United States, South America and Canada. Some of these lines utilize the exclusive Taper Grind(R) edge, which provides maximum sharpness and easy maintenance. The principal cutlery brand names include: (a) Chicago Cutlery(R) and related product lines; and (b) Regent Sheffield(R) and Wiltshire(R) and their product lines, which the World Kitchen Companies license from Richardson Sheffield Ltd. for distribution in the United States, South America and Canada.

         PRECISION CUTTING TOOLS/OTHER

         The World Kitchen Companies exclusively distribute in the United States and Canada precision cutting tools that are manufactured by Olfa Corporation of Osaka, Japan. The World Kitchen Companies sell these precision cutting tools to industrial users, as well as hobby, craft, hardware and fabric stores. The World Kitchen Companies also market selected kitchen accessories, which are primarily sold through the World Kitchen Companies' retail stores.

PREPETITION OPERATIONS AND LIQUIDITY

         THE 1998 LEVERAGED BUY-OUT

         As described above, the core of the World Kitchen Companies' businesses began in 1915 as an unincorporated division of Corning, and these businesses continued to be owned by Corning until 1998. On April 1, 1998, these businesses were separated from Corning, pursuant to a leveraged buy-out (the "LBO") under the terms of a Recapitalization Agreement, dated March 2, 1998 (the "Recapitalization Agreement"), among Corning, WKI (then known as Corning Consumer Products Company), Borden and CCPC Acquisition Corp. ("CCPC Acquisition").

         Upon the closing of the transactions contemplated by the Recapitalization Agreement, CCPC Acquisition acquired 92% of the outstanding shares of common stock of WKI from Corning for $110.4 million. This stock acquisition was financed by an equity investment in CCPC Acquisition by BW Holding LLC, an affiliate of Kohlberg, Kravis, Roberts & Co., L.P. ("KKR"), which organized and controls an investment partnership that owns CCPC Acquisition and Borden. In connection with these transactions, WKI paid to Corning a dividend of $482.8 million (the "Corning Dividend"), which was financed through borrowings under the Prepetition Credit Facility and the issuance of $200 million in principal amount of the 9-5/8% Senior Subordinated Notes.

         ADDITIONAL CORPORATE ACQUISITIONS

         Seeking to expand the market share of their businesses and achieve product growth following the LBO, the Debtors made two significant acquisitions in 1999 (collectively, the "1999 Acquisitions"). First, on September 13, 1999, the Debtors acquired EKCO, a manufacturer and marketer of various branded consumer products, including bakeware and kitchen and household tools. EKCO was acquired for a purchase price of approximately $229 million, including the assumption of debt, transaction fees and a purchase price adjustment. See "Resolution and Release of Potential Claims -- Introduction -- Overview of Potential Recovery Actions." This acquisition was financed through the issuance of $150 million in common stock to CCPC Acquisition, short term borrowings from an affiliate of CCPC Acquisition and borrowings under the Prepetition Credit Facility.

         Shortly thereafter, on October 21, 1999, the Debtors acquired GHC, a manufacturer and marketer of consumer durable goods with principal lines of business consisting of kitchen and household tools, precision cutting tools, kitchen cutlery and cookware. GHC was acquired for a purchase price of approximately $159 million, including the repayment of debt, transaction fees and contingent consideration. This acquisition was financed through the issuance of $50 million in cumulative junior preferred stock to Borden and $100 million of term loans and additional borrowings under the Prepetition Credit Facility.

         The Debtors incurred significant additional debt in connection with the LBO and the 1999 Acquisitions, resulting in a highly leveraged balance sheet. The facilities and instruments evidencing this debt and the other primary elements of the Debtors' capital structure are described below. In addition, in connection with the LBO and the 1999 Acquisitions, certain subordinated intercompany notes were issued by and among certain of the Debtors (collectively, the "Subordinated Intercompany Notes"), all of which have been pledged as collateral for the Prepetition Credit Facility. The principal amount of the Subordinated Intercompany Notes is not indicated on the face of the notes, and it is unclear what treatment would be afforded to the Subordinated Intercompany Notes. Under the Plan, the Subordinated Intercompany Notes will be canceled as of the Effective Date.

         OVERVIEW OF PREPETITION CAPITAL STRUCTURE

         PREPETITION CREDIT FACILITY. Pursuant to a Credit Agreement, dated as of April 9, 1998, as amended and restated as of April 12, 2001 (and as further amended from time to time), by and among WKI, as borrower; a group of lenders (collectively, the "Bank Group") led by JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent; and certain other parties, WKI obtained the Prepetition Credit Facility. The Prepetition Credit Facility includes: (a) a $300 million senior revolving credit facility (with a $25 million sub-limit for letters of credit), consisting of separate tranches of $275 million (maturing on April 8, 2005) ("Tranche A") and $25 million (maturing on March 31, 2004) ("Tranche B"); and (b) term loans of $292 million, consisting of separate tranches of $192 million (maturing on October 8, 2006) and $97 million (maturing on April 9, 2007).

         The Prepetition Credit Facility is guaranteed by each of the Debtors other than WKI and CSC of Tennessee, Inc. and is secured by a first priority lien on substantially all of the Debtors' assets; however, such lien has been subordinated to the liens and Claims under the DIP Credit Agreement. See "Operations During the Chapter 11 Cases -- Postpetition Operations and Liquidity." As of December 31, 2001, approximately $584 million of indebtedness was outstanding under the Prepetition Credit Facility (excluding outstanding letters of credit of approximately $7.9 million). As of the Petition Date, WKI had no remaining borrowing availability under the Prepetition Credit Facility.

         BORDEN CREDIT FACILITY. Pursuant to a Credit Agreement dated as of August 25, 2000, as amended and restated as of April 12, 2001 (and as further amended from time to time), between WKI and Borden, WKI obtained the Borden Credit Facility, a temporary $50 million revolving credit facility, from which $40 million was initially made available to WKI, and which was reduced in accordance with its terms on August 16, 2001 to a $25 million revolving credit facility (together with the Prepetition Credit Facility, the "Secured Credit Facilities"). The Borden Credit Facility is guaranteed by each of the Debtors other than WKI and CSC of Tennessee, Inc. and is secured by a second priority lien on substantially all of the Debtors' assets; however, such lien has been further subordinated to the liens and claims under the DIP Credit Agreement. See "Operations During the Chapter 11 Cases -- Postpetition Operations and Liquidity." As of the Petition Date, the Debtors had fully utilized the available $25 million in borrowings under the Borden Credit Facility.

         9-5/8% SENIOR SUBORDINATED NOTES DUE 2008. Pursuant to an Indenture, dated as of May 5, 1998, between WKI, as issuer, and The Bank of New York, as indenture trustee, WKI issued $200 million principal amount of 9-5/8% Senior Subordinated Notes due on May 1, 2008. HSBC Bank USA now serves as successor indenture trustee under the 9-5/8% Senior Subordinated Note Indenture. The 9-5/8% Senior Subordinated Notes are unsecured debt obligations of WKI, subordinate in right of payment to the indebtedness under the Prepetition Credit Facility and the Borden Credit Facility. As of the Petition Date, the entire $200 million aggregate principal amount of the 9-5/8% Senior Subordinated Notes remained outstanding.

         9-1/4% SENIOR NOTES DUE 2006. Pursuant to an Indenture, dated as of March 25, 1996, as supplemented, between EKCO, as issuer, certain specified EKCO subsidiary guarantor parties thereto and State Street Bank and Trust Company (as successor trustee to Fleet National Bank of Connecticut), as indenture trustee, EKCO issued $125 million in principal amount of 9-1/4% Senior Notes due on April 1, 2006. In connection with the acquisition of EKCO in 1999, EKCO undertook a redemption of the 9-1/4% Senior Notes. Certain of the 9-1/4% Senior Notes were not tendered and remain general unsecured obligations of EKCO, guaranteed by certain EKCO subsidiaries. As of the Petition Date, approximately $2.9 million in principal amount of the 9-1/4% Senior Notes remained outstanding.

         INDUSTRIAL REVENUE BONDS. The Debtors are parties to certain financing documents relating to industrial development revenue bonds (collectively, the "Industrial Revenue Bonds"), which were issued or sold through municipal development authorities. The Debtors' obligations with respect to certain of the Industrial Revenue Bonds are secured by mortgages and security interests on conditional sale agreements on certain specified property. As of June 30, 2002, the Debtors' outstanding obligations with respect to the Industrial Revenue Bonds aggregated approximately $6.4 million.

FACTORS LEADING TO CHAPTER 11 FILINGS

         OVERLEVERAGE. The Debtors emerged from the LBO and the 1999 Acquisitions as a highly-leveraged enterprise. Despite the strength of the World Kitchen Companies' core businesses, product lines and brand names and the implementation of a successful operational restructuring (described below), the Debtors have experienced difficulties maintaining compliance with their outstanding debt instruments and servicing their substantial debt load, which aggregates over $800 million in funded debt. In particular, over the three fiscal years prior to the Petition Date, the Debtors incurred substantial losses applicable to common shares, as well as operating losses. These losses resulted in substantial part from high debt service obligations, which placed a heavy burden on the Debtors as they simultaneously incurred costs necessary to complete a comprehensive operational restructuring. As described below, this overleverage problem was further compounded by increased competition and a softening economy, which contributed to declining revenues.

         OPERATIONAL RESTRUCTURING AND CONSOLIDATION INITIATIVES. Since the 1999 Acquisitions, the World Kitchen Companies have implemented a number of initiatives to increase integration of their businesses, rationalize costs and operations, reduce headcount and improve overall efficiency, productivity and profitability. These efforts included the following:

         In the first quarter of 1999, the World Kitchen Companies implemented a comprehensive reorganization as part of a program designed to reduce costs through the elimination of underutilized capacity, unprofitable product lines and increased utilization of the World Kitchen Companies' remaining facilities (the "1999 Restructuring"). The major elements of the 1999 Restructuring included: (a) the discontinuation of the World Kitchen Companies' commercial line of tableware products; (b) the closing of the related portion of the World Kitchen Companies' manufacturing facility in Charleroi, Pennsylvania; and (c) the discontinuation of the World Kitchen Companies' in-house production of rangetop cookware, which subsequently has been sourced from third party manufacturers.

         During 2000, the World Kitchen Companies dedicated extensive resources (including approximately $60 million in expenditures and other charges) to the integration of EKCO and GHC, including (a) the consolidation of distribution facilities; (b) the redesign of the World Kitchen Companies' enterprise-wide computer system to accommodate the acquired facilities and new business lines; and (c) the combination of sales, marketing, finance, executive administration, human resources and information technology efforts. This integration process contributed to the World Kitchen Companies' substantial increase in indebtedness in 2000.

         In early 2001, WKI's Board of Directors approved a plan designed to strengthen the World Kitchen Companies' future profitability and flexibility (the "2001 Restructuring"). The major elements of the 2001 Restructuring involved a continuation of the efforts begun in 1999 and 2000 and included: (a) the cessation of manufacturing at the Martinsburg, West Virginia facility (the "Martinsburg Facility") for the Corningware(R) and Visions(R) product lines and securing alternative sources of production; (b) the cessation of manufacturing at the Wauconda, Illinois facility for the Chicago Cutlery(R) product lines and securing alternative sources of production; (c) further consolidation of distribution operations into the Debtors' existing state-of-the-art distribution centers at Monee, Illinois and Greencastle, Pennsylvania; (d) significant restructuring of metal bakeware manufacturing at Massillon, Ohio; (e) the consolidation of certain international sales, marketing and distribution operations in Canada and the United Kingdom; and (f) a continued organizational redesign to achieve headcount reductions, upgrade key capabilities (including inventory management) and centralize certain administrative functions in Reston, Virginia.

         Through these various activities -- and the hard work and dedication of the World Kitchen Companies' workforce -- the implementation of the World Kitchen Companies' operational restructuring has been largely completed. The resulting changes have been successful in improving the operational performance of the World Kitchen Companies' businesses and have put in place a strong organizational foundation for the future growth of these businesses. Among other things, these initiatives have resulted in more efficient supply chain operations, highlighted by better working capital management and improved customer service. Notwithstanding the success of this operational restructuring effort, however, the Debtors continued to experience difficulties servicing their substantial debt load in the months leading up to the Petition Date. Moreover, the short-term costs of this operational restructuring further contributed to the Debtors' overall debt burden.

         ADDITIONAL COMPETITIVE AND MARKET PRESSURES. Prior to the Petition Date and thereafter the Debtors' liquidity and operational performance have been adversely impacted by competitive and market pressures. The Debtors face competition from both domestic and foreign manufacturers. Recently, the Debtors have experienced increased competition from low-cost, Asian competitors. At the same time, many domestic department stores and other retailers have experienced financial difficulties due to slower retail sales and other economic factors. This, in turn, has prompted inventory cutbacks and delays in new product roll-outs. Moreover, the economic slowdown in the United States and abroad during the past two years has impacted demand for the Debtors' products.

         RENEGOTIATED CREDIT FACILITIES. In April 2001, the Debtors renegotiated their credit facilities to adjust the financial covenants to reflect the business plan accompanying the 2001 Restructuring. In connection therewith, both the Bank Group and Borden established or maintained revolving lines of credit for the Debtors, including the new $25 million Tranche B revolving facility. In exchange for the foregoing consideration, the Debtors provided the Bank Group and Borden with security interests in substantially all of their assets to support the Secured Credit Facilities. During the second and third quarters of 2001, the Debtors remained in compliance with their financial covenants and remained current on their indebtedness. Faced with the softening of the United States economy in the second half of 2001, the Debtors were unable to achieve their sales goals during the fourth quarter. To ensure adequate liquidity to run their business, the Debtors exercised their rights to draw down the Secured Credit Facilities in full prior to the end of 2001.

         PREPETITION RESTRUCTURING NEGOTIATIONS

         DEFAULTS UNDER SECURED CREDIT FACILITIES AND TEMPORARY WAIVERS. In light of the financial pressures described above, as of December 31, 2001, the Debtors were not in compliance with certain financial covenants contained in the Prepetition Credit Facility, which also resulted in a default under the Borden Credit Facility. These defaults in turn provided the Bank Group and Borden with the right to accelerate the maturity of all outstanding indebtedness, aggregating approximately $609 million as of December 31, 2001. Such acceleration would have provided the holders of the 9-5/8% Senior Subordinated Notes with the right to accelerate the maturity of their $200 million notes. The Debtors did not have the ability to repay or refinance these significant debt obligations and promptly entered into discussions with the Bank Group to discuss appropriate waivers.

         On March 28, 2002, the Debtors obtained temporary waivers of the covenant defaults from the Bank Group and Borden (together, the "Waivers"). By its terms, the Waiver from the Bank Group expired at 11:59 p.m., Eastern Time, on May 30, 2002 and, accordingly, on May 31, 2002, the lenders under the Prepetition Credit Facility had the right to accelerate indebtedness under such facility. The Waivers required that WKI give notice before making the scheduled interest payment of approximately $9,625,000 on the 9-5/8% Senior Subordinated Notes due on May 1, 2002, and provided that the Waivers would terminate upon the giving of such notice. WKI did not make such scheduled interest payment. After expiration of the 30-day cure period on May 31, 2002 and compliance with applicable notice provisions, the failure to make this scheduled interest payment constituted an event of default with respect to the 9-5/8% Senior Subordinated Notes.

         INITIATION OF RESTRUCTURING NEGOTIATIONS. Recognizing the need to reduce the debt on their balance sheet and to resolve the issues raised by their covenant defaults, the Debtors engaged financial advisors and other professionals in early 2002 to initiate discussions with their primary stakeholder constituencies -- the Bank Group, Borden and its affiliates and the holders of the 9-5/8% Senior Subordinated Notes. The goal of these discussions was to develop a long-term restructuring plan to reduce the Debtors' substantial funded debt to a more manageable level, while minimizing the adverse impact of any financial restructuring on the Debtors' businesses. To assist in these discussions, the Debtors and their professional advisors assisted in organizing an informal committee of holders of the 9-5/8% Senior Subordinated Notes (the "Informal Committee").

         To encourage a discussion of the proposed financial restructuring, the Debtors made detailed presentations to the Bank Group and the Informal Committee and provided supporting information to their constituencies. The Debtors also attempted to facilitate the exchange of information and discussions among the Banks, Borden and Fried, Frank, Harris, Shriver and Jacobson, counsel to the Informal Committee, to assist in brokering a global restructuring agreement. After several weeks of discussions, the Debtors reached an agreement shortly prior to the Petition Date on the primary economic terms of a restructuring with the Bank Group and Borden, which would convert over $400 million in debt obligations to the Bank Group, Borden and the holders of the 9-5/8% Senior Subordinated Notes into equity through a chapter 11 plan of reorganization. As a result of the expiration of the Waivers, however, the Debtors did not have sufficient time to reach an agreement with the Informal Committee on the terms of this restructuring or to finalize the details of the agreement with the Bank Group and Borden.

         In light of all of the foregoing, in order for the Debtors to have an opportunity to complete their restructuring, the Debtors determined that the filing of the Chapter 11 Cases would be the best alternative for the Debtors to preserve value for their stakeholders.

                     OPERATIONS DURING THE CHAPTER 11 CASES

COMMENCEMENT OF CHAPTER 11 CASES AND RELATED CASE ADMINISTRATION ACTIVITIES

         COMMENCEMENT OF CHAPTER 11 CASES AND FIRST DAY RELIEF

         In connection with the commencement of the Chapter 11 Cases, the Debtors devoted significant attention to stabilizing their businesses. One of the most critical components of these business stabilization efforts was to ensure that the Debtors maintained sufficient liquidity to operate their businesses during the postpetition period. Accordingly, immediately upon the commencement of the Chapter 11 Cases, the Debtors sought interim and final approval of the DIP Credit Agreement. Through these efforts, on the Petition Date, the Debtors successfully obtained up to $25 million in interim credit availability, pending a final hearing on the DIP Credit Agreement, which was conducted on August 26, 2002 and August 27, 2002. At the final hearing, the DIP Credit Agreement was approved on a final basis, providing a total of up to $50 million in credit availability. See "-- Postpetition Operations and Liquidity."

         In addition to addressing these liquidity concerns, on the Petition Date and immediately thereafter, the Debtors obtained authority to take a broad range of actions, including the payment of certain prepetition Claims, to preserve customer, vendor and supplier relationships, maintain employee confidence and morale and to promote a "business as usual" atmosphere with key constituencies. Among other things, this relief authorized the Debtors to (a) pay employees in the normal course and to continue all employee health and welfare benefit plans, (b) take measures to assure the continued availability of gas, water, electric, telephone and other utility services; (c) afford administrative expense priority to Claims arising from the postpetition provision of goods or services by suppliers to the Debtors; (d) pay certain prepetition Claims of critical vendors and service providers essential to the operation of the Debtors' businesses up to a cap of $18 million; (e) honor or pay customer Claims for refunds, contras, rebates, adjustments (including adjustments to billing), product returns or exchanges, promotional discounts, warranty claims and other credits, allowances or outlays relating to sales; (f) pay outstanding trust fund and franchise taxes; and (g) maintain the Debtors' cash management systems and the use of prepetition bank accounts, checks and other business forms.

         In addition, motions and applications were granted on and shortly after the Petition Date addressing a variety of administrative matters relating to the Chapter 11 Cases. All of the foregoing relief was essential to minimize disruptions to the Debtors' businesses as a result of the commencement of the Chapter 11 Cases and to permit the Debtors to make a smooth transition to operations in chapter 11.

         APPOINTMENT OF THE COMMITTEE

         On June 10, 2002, the Office of the United States Trustee appointed the Committee, consisting of four trade vendors, the 9-5/8% Senior Subordinated Note Indenture Trustee, the 9-1/4% Senior Note Indenture Trustee and one holder of 9-5/8% Senior Subordinated Notes. The current membership of the Committee and its professional advisors are as follows:

       Committee Members:

           Benson Pau
           Wings Trading Company
           Block B, 1/F
           342 Kwien Tong Road
           Kowloon, KLN

           Michael A. Brown
           Merrill Lynch Investment Managers, LP
           800 Scudders Mill Road
           Plainsboro, NJ  08536

           Keith D. Baumann
           F.M. Howell & Co.
           P.O. Box 286
           79 Pennsylvania Avenue
           Elmira, NY  14902

           Evelyn Calleja
           Patrice Tanaka & Co., Inc.
           320 W. 13th Street, 7th Floor
           New York, NY  10014

           Robert C. Butzier
           State Street Bank and Trust Company
           2 Avenue de Lafayette
           Boston, MA  02111

           Philip Chu
           Chuco International Co., Ltd.
           Room 209
           Kowloon Centre
           29 Ashley Road
           Tsimshatsui, Hong Kong

           Frank J. Godino
           HSBC Bank USA
           10 E. 40th Street
           14th Floor
           New York, NY  10016

       Counsel:

           Salvatore Barbatano, Esq.
           Foley & Lardner
           150 West Jefferson Avenue
           Detroit, MI  48226-4443

           Mark Prager, Esq.
           Edward J. Green, Esq.
           Foley & Lardner
           One IBM Plaza
           330 North Wabash Avenue
           Suite 3300
           Chicago, IL  60611-3608

       Financial Advisors:

           Michael Eisenband
           Steven D. Simms
           Ernst & Young Corporate Finance LLC
           5 Times Square
           New York, NY  10036

         REJECTION OF CERTAIN BURDENSOME EXECUTORY CONTRACTS AND UNEXPIRED
LEASES

         From and after the Petition Date, the Debtors have engaged in a comprehensive review of their Executory Contracts and Unexpired Leases to identify burdensome agreements to be rejected. Since the Petition Date, the Debtors have Filed motions, and obtained authority, pursuant to section 365 of the Bankruptcy Code, to reject certain unexpired leases of nonresidential real property for business locations no longer necessary to the Debtors' operations, including unexpired leases for approximately 11 retail store locations.

         The Debtors are continuing to review their Executory Contracts and Unexpired Leases. Based on this ongoing review, the Debtors anticipate that they may File additional motions to reject certain burdensome Executory Contracts and Unexpired Leases. Pursuant to an order of the Bankruptcy Court dated July 30, 2002, the time within which the Debtors may assume, assume and assign or reject unexpired nonresidential real property leases, established by section 365(d)(4) of the Bankruptcy Code, was extended (with certain exceptions) through and including the Confirmation Date for all of the Debtors' unexpired nonresidential real property leases.

         ASSUMPTION OF CERTAIN EXECUTORY CONTRACTS AND UNEXPIRED LEASES

         Since the Petition Date, the Debtors have Filed motions, and obtained authority, pursuant to section 365 of the Bankruptcy Code, to assume, among other things, certain supply and service agreements, as modified, which (a) are integral to the Debtors' ongoing business operations and (b) reflect concessions for the benefit of the Debtors' Estates by the nondebtor parties to such agreements. See also "-- Assumption of Corning Agreements and Resolution of Related Issues."

         The Debtors are continuing to review their Executory Contracts and Unexpired Leases. Based on this ongoing review, the Debtors anticipate that they may File additional motions to assume or assume and assign certain Executory Contracts and Unexpired Leases, where appropriate. Other Executory Contracts and Unexpired Leases will be assumed or assumed and assigned pursuant to the Plan. See "General Information Concerning the Plan -- Legal Effects of the Plan -- Executory Contracts and Unexpired Leases."

         KEY EMPLOYEE RETENTION PROGRAM AND MANAGEMENT EMPLOYMENT CONTRACTS

         To further stabilize employee relations, the Debtors developed a key employee retention program (the "WKI KERP"). The WKI KERP is designed, among other things, to ensure that the employees most critical to the Debtors' reorganization efforts are provided with sufficient economic incentives and protections to remain employees of the Debtors and fulfill their responsibilities through the successful conclusion of the Chapter 11 Cases and thereafter. In addition to the WKI KERP, the Debtors agreed to the terms of management employment agreements with certain top executives. See "Reorganized WKI -- Employee Benefit Matters -- Existing Benefit Plans and Agreements."

         On July 9, 2002, the Debtors Filed a motion, pursuant to section 363(b) of the Bankruptcy Code, for authority to implement the WKI KERP and enter into employment agreements with three top executives, including Steven G. Lamb, who was then serving as WKI's President and Chief Executive Officer (collectively, the "Original Senior Management Agreements"). By an order of the Bankruptcy Court dated September 19, 2002, the WKI KERP was approved. On October 9, 2002, Mr. Lamb resigned his officer and director positions with the Debtors and, on October 10, 2002, the Debtors withdrew their pending request for authority to enter into the Original Senior Management Agreements. Thereafter, WKI agreed to the terms of a new employment agreement with James A. Sharman, WKI's new President and Chief Executive Officer, and a modified employment agreement with Joseph W. McGarr, WKI's Senior Vice President and Chief Financial Officer (together, the "Senior Executive Agreements"). On November 1, 2002, the Debtors Filed a motion for authority to enter into the proposed Senior Executive Agreements, which currently is scheduled to be heard by the Bankruptcy Court on November 25, 2002. For a description of the approved WKI KERP, the related severance policy, the proposed Senior Executive Agreements and related matters, see "Reorganized WKI -- Employee Benefit Matters -- Existing Benefit Plans and Agreements."

         ASSUMPTION OF CORNING AGREEMENTS AND RESOLUTION OF RELATED ISSUES

         In connection with the Recapitalization Agreement, WKI (then known as Corning Consumer Products Company) entered into a number of agreements with Corning to (a) comply with the terms of the Recapitalization Agreement; (b) effectuate the successful separation of Corning and WKI; and (c) permit WKI to operate as a viable stand-alone business. As of the Petition Date, eight of these agreements (collectively, the "Corning Agreements") remained executory, including the Recapitalization Agreement (including valuable indemnity rights); a shared facilities agreement relating to the operation of WKI's manufacturing facility in Elmira, New York; a technology agreement under which Corning provides valuable technical services to WKI; license agreements for certain intellectual property (including with respect to the Pyrex(R) and Corningware(R) trademarks and related patents); and an unexpired lease of WKI's retail store in Corning, New York.

         On November 4, 2002, WKI Filed a motion seeking authority to (a) assume the Corning Agreements, in certain cases as modified by agreement of the parties; and (b) enter into a modification agreement with Corning that (i) identifies the agreed upon modifications to certain of the Corning Agreements and (ii) resolves certain other outstanding issues between WKI and Corning. The cure costs relating to the assumption of the Corning Agreements are approximately $2.3 million. A hearing to consider this motion currently is scheduled for November 25, 2002.

         Claims Process and Bar Dates

         On July 26, 2002, the Debtors Filed their Schedules, identifying the assets and liabilities of their Estates. In addition, pursuant to an order dated August 19, 2002, the following Bar Dates for the Filing of proofs of claim have been established in the Chapter 11 Cases: (a) November 1, 2002 as the general Bar Date (the "General Bar Date") for all Claims other than Claims asserted by governmental units and (b) December 2, 2002 as the Bar Date for all Claims asserted by governmental units (the "Government Bar Date"). The Bankruptcy Court has scheduled a hearing for November 25, 2002 to consider the establishment of a deadline for the Debtors to object to Claims subject to the General Bar Date and the Government Bar Date. Certain orders approving the rejection of Executory Contracts and Unexpired Leases have established separate Bar Dates for resulting rejection damage Claims. These Bar Dates may extend beyond the General Bar Date and the Government Bar Date.

Postpetition Operations and Liquidity

         In connection with their preparations for the Filing of the Chapter 11 Cases, the Debtors determined that they would need to obtain debtor in possession financing to ensure sufficient liquidity to meet their ongoing operating needs. See "-- Commencement of Chapter 11 Cases and First Day Relief." On the Petition Date, the Debtors obtained interim Bankruptcy Court approval for borrowings of up to $25 million under the DIP Credit Agreement. On August 27, 2002, the Bankruptcy Court entered an order (the "Final DIP Order") approving the DIP Credit Agreement on a final basis and thereby authorizing total borrowings under the DIP Credit Agreement of up to $50 million. Up to $20 million of the available revolving line of credit under the DIP Credit Agreement may be utilized for import documentary and standby letters of credit, as provided under the DIP Credit Agreement, and letters of credit are available in an amount not to exceed $12 million (in addition to the $20 million sublimit for new letters of credit) for rollover of letters of credit outstanding under the Prepetition Credit Facility on the Petition Date. Pursuant to the DIP Credit Agreement and the Final DIP Order, Claims for cash borrowings and letters of credit issued under the DIP Credit Agreement have superpriority status over most other Administrative Claims and are supported by first priority liens on substantially all of the Debtors' assets (including priming liens with respect to the Prepetition Credit Facility and the Borden Credit Facility) under sections 364(c) and 364(d) of the Bankruptcy Code. WKI is the borrower under the DIP Credit Agreement, and each of the Subsidiary Debtors has guaranteed WKI's obligations thereunder.

         Cash borrowings under the DIP Credit Agreement bear interest at the higher of (a) JPMorgan Chase Bank's Alternative Base Rate, plus 2.25% per annum or (b) at the Debtors' option, LIBOR plus 3.25% for interest periods of one or three months. Interest is payable monthly, in arrears, and on demand upon termination of the commitment. The DIP Credit Agreement also imposes a facility fee of $200,000, an arrangement fee of $1,125,000, an underwriting fee of $375,000, an annual administration fee of $50,000, an unused commitment fee of 0.50% per annum, a letter of credit fee on outstanding letters of credit of 3.25% per annum and customary fronting, issuance, amendment and processing fees, including a fronting fee to the administrative agent in an amount equal to 0.25% per annum on the face amount of each letter of credit issued. The DIP Credit Agreement contains various financial covenants related, in part, to the attainment of certain cash flow levels based on earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding reorganization items. In addition, the DIP Credit Agreement contains certain other restrictive covenants, including limitations on the incurrence of additional liens and indebtedness and limitations on capital expenditures and dispositions of assets. Subject to certain thresholds, net proceeds resulting from the sale of assets outside of the ordinary course of the Debtors' businesses and certain other nonrecurring transactions must be used to prepay borrowings and to reduce the commitment under the DIP Credit Agreement. As described above, as security for the Debtors' obligations under the DIP Credit Agreement, WKI and the Subsidiary Debtors granted a first priority security interest, with certain exceptions, in all their prepetition and postpetition property. The DIP Credit Agreement will expire on the earlier of (i) November 30, 2003 (18 months after the Petition
Date), (ii) the substantial consummation of a confirmed plan of reorganization or (iii) the termination of the commitment as a result of an event of default.

         Pursuant to the Final DIP Order, the Bankruptcy Court has approved stipulations binding upon the Debtors, their successors and assigns and all other parties in interest with respect to the validity of the indebtedness, Claims and liens arising under the Prepetition Credit Facility and the Borden Credit Facility. Under paragraph 20 of the Final DIP Order, these stipulations and findings were made without prejudice to rights of any creditor or other party in interest, other than the Debtors, to challenge the validity of such indebtedness, Claims and liens by November 12,

2002, or such longer period as may be approved by the Court (the "Challenge Deadline"). By an order dated November 4, 2002, the Challenge Deadline for the Committee was extended to November 29, 2002, without prejudice to the Committee's right to seek a further extension of such deadline. By agreement among the Debtors, the Committee, the Bank Group and Borden, the Challenge Deadline for the Committee has been further extended through the earlier of (a) the Effective Date or (b) 20 Business Days after the withdrawal or termination of the Plan.

         In connection with the DIP Credit Agreement, as adequate protection for
(a) the holders of Secured Claims under the Prepetition Credit Facility, the Final DIP Order provides, among other things, that the Debtors will pay (i) all accrued and unpaid interest on the Bank Loan Claims at the applicable nondefault rates under such facility; (ii) the fees of counsel and financial and other advisors of the Prepetition Credit Facility Agent relating to the Chapter 11 Cases; and (iii) certain letter of credit and administrative fees; and (b) Borden's Secured Claims under the Borden Credit Facility, the Final DIP Order provides, among other things, that the Debtors will pay (i) all accrued and unpaid interest on the Borden Credit Facility Claims at the applicable nondefault rate under such facility; (ii) monthly payment of current interest at the applicable nondefault rate under the Borden Credit Facility; and (iii) the fees of Borden's counsel arising under the Borden Credit Facility; provided, however, that the foregoing payments to Borden were required to be paid into a segregated and blocked account established by Borden and to remain in such account until the later of (A) November 13, 2002, if no objections were Filed as provided in paragraph 20 of the Final DIP Order or (B) if objections were Filed, upon the resolution of such objections.

         As of November 13, 2002, there were approximately $24.6 million in borrowings outstanding under the DIP Credit Agreement (including approximately $11.5 million in the form of letters of credit).

                   RESOLUTION AND RELEASE OF POTENTIAL CLAIMS

Introduction

         Overview of Potential Recovery Actions

         In connection with the LBO and the subsequent operations of WKI and the other Debtors, certain transactions were consummated that the Debtors believe may give rise to the assertion of potential claims against (a) Borden and certain other KKR Entities; (b) the parties to the Prepetition Credit Facility, including the holders of Tranche B Revolving Claims and Bank Loan Claims; and
(c) other entities and persons. See "-- Allegations and Investigations During the Chapter 11 Cases." "Recovery Actions" means, collectively and individually:
(i) fraudulent conveyance actions or other claims or causes of action under sections 544 and 548 of the Bankruptcy Code and other applicable law; (ii) claims or causes of action for equitable subordination as permitted by section 510 of the Bankruptcy Code and other applicable law; (iii) claims for the recharacterization of certain loans as capital contributions; (iv) preference actions and other claims or causes of action under sections 547 and 550 of the Bankruptcy Code and other applicable law; (v) claims or causes of action arising out of illegal dividends or similar theories of liability; (vi) claims or causes of action for breach of fiduciary duty; and (vii) any other claims or causes of action arising out of or related in any way to the LBO and subsequent events and transactions that are based on an injury that affects or affected any of the Debtors or their creditors generally. To the Debtors' knowledge, no such claims have been brought against any party. The Debtors believe that all such claims constitute property of the Debtors' Estates and that all such claims against any KKR Entity, any holder of a Tranche B Revolving Claim or a Bank Loan Claim, or their respective Representatives (collectively, the "Released Parties"), are being settled and released under the Plan.

         The primary transactions that potentially could give rise to the assertion of Recovery Actions include the following (collectively, the "Subject Transactions"): (a) the LBO and related transactions (collectively, the "LBO Transactions"), including the Corning Dividend; (b) the 1999 Acquisitions and related transactions, including (i) the purchase of EKCO by CCPC Acquisition and the subsequent resale of these assets to WKI without certain affiliated pet businesses (collectively, the "Pet Businesses"), (ii) the Debtors' payment of $10.6 million to CCPC Acquisition as a result of CCPC Acquisition's subsequent sale of the Pet Businesses for a price below the agreed upon $103 million value of these assets (the "EKCO Deficiency Payment") and (iii) a short term loan of $75.1 million from Borden to WKI to assist in financing the EKCO acquisition and the repayment of this loan less than one month later (the "EKCO Loan Repayment"); (c) the Debtors' sale of certain receivables aggregating approximately $90.8 million to Borden (or its affiliates) at a discount from the face amount, and for a recognized loss, of approximately $800,000 in June and September 2000 (collectively, the "Receivables Sale"); (d) the security interests granted on substantially all of the Debtors' assets in April 2001 (collectively, the "April 2001 Security Interests") to provide collateral for the Prepetition Credit Facility (comprised at that time of $562.3 million in preexisting debt and subsequently increased by $25 million in new Tranche B loans in August 2001) and the Borden Credit Facility (comprised at that time of $28.2 million in preexisting debt); (e) the repayment of approximately $18 million of loans under the Borden Credit Facility in August 2001 from proceeds of the Tranche B loans (the "Borden Repayment");
(f) the purchases (collectively, the "Debt Purchases") by certain of the KKR Entities, beginning in 2000, of (i) debt under the Prepetition Credit Facility (ultimately aggregating approximately $36.7 million in face amount of loans under the Prepetition Credit Facility, which continue to be held by certain of the KKR Entities) and (ii) 9-5/8% Senior Subordinated Notes (ultimately aggregating approximately $80.5 million in face amount of the 9-5/8% Senior Subordinated Notes, which continue to be held by certain of the KKR Entities, and making the KKR Entities the largest holder of such notes as of the Petition
Date) and the KKR Entities' subsequent receipt of payments of principal and interest on account of this purchased debt (collectively, the "KKR Debt Payments"); and (g) the Debtors' payment to Borden during the one-year period immediately preceding the Petition Date of certain management fees and related costs arising under a management agreement between WKI and Borden, dated as of April 1, 1998 (as amended, the "Management Agreement"), in the aggregate amount of approximately $3.7 million and relating to services performed in 2000 and 2001 (collectively, the "Management Fee Payments"). Certain of these transactions are described above in "Certain Events Preceding the Debtors' Chapter 11 Filings -- Prepetition Operations and Liquidity." Additional descriptions of certain of these transactions are contained in WKI's most recent Form 10-K and Form 10-Q filed with the SEC and attached hereto as Exhibit III.

         For the purposes of analyzing the Subject Transactions and because, among other things, CCPC Acquisition (one of the KKR Entities) has owned approximately 92% of the stock in WKI since the consummation of the LBO Transactions, the Debtors believe that Borden and the other KKR Entities likely would be considered "insiders" as that term is defined in section 101(31) of the Bankruptcy Code. Among others, the KKR Entities hold the following Claims or potential Claims against the Debtors' Estates, some of which potentially could be subject to challenge in the Chapter 11 Cases: (a) the Borden Credit Facility Claim in the principal amount of $25 million; (b) a 9-5/8% Senior Subordinated Note Claim in the principal amount of $80.5 million; (c) Claims under the Prepetition Credit Facility in the principal amount of approximately $36.7 million; (d) unsecured Class 8 or Class 10 Claims for prepetition fees and expenses under the Management Agreement in the amount of approximately $1.6 million; (e) potential unsecured Class 8 and Class 10 Claims for rejection damages in an unliquidated amount relating to the rejection of the Management Agreement and other Executory Contracts and Unexpired Leases under the Plan; (f) contingent Class 8 and Class 10 Claims for any payments made by the KKR Entities in the event of termination of the Qualified Pension Plans (as such term is defined below) prior to the Effective Date, which currently have an estimated aggregate potential underfunding liability of approximately $168 million (see "Reorganized WKI -- Employee Benefit Matters -- Existing Benefit Plans and Agreements" and "Risk Factors -- Potential Pension Plan Termination Liabilities"); and (g) Administrative Claims for postpetition fees and expenses under the Management Agreement of approximately $1.5 million. The KKR Entities also hold Interests in WKI, which will be canceled under the Plan.

         Allegations and Investigations During the Chapter 11 Cases

         On the Petition Date, the Informal Committee Filed a statement identifying certain of the Subject Transactions that potentially could be subject to Recovery Actions (the "Informal Committee Statement"). In response to the Informal Committee Statement, the KKR Entities Filed a detailed response (the "KKR Entity Response"), accompanied by supporting affidavits and three volumes of publicly-available documents contemporaneously disclosing certain of the Subject Transactions, including transcripts of several prepetition conference calls with holders of the 9-5/8% Senior Subordinated Notes. In the KKR Entity Response, the KKR Entities contended, among other things, that the holders of the 9-5/8% Senior Subordinated Notes -- i.e., the members and constituency of the Informal Committee -- (a) had full disclosure of the Subject Transactions involving the KKR Entities, (b) contractually agreed to permit the Subject Transactions, (c) expressly waived any "arms'-length" requirement associated with the Subject Transactions with the KKR Entities and (d) agreed in the 9-5/8% Senior Subordinated Notes Indenture, among other things, to the subordination of WKI's obligations under the 9-5/8% Senior Subordinated Notes to other debts incurred in favor of the KKR Entities. In the KKR Entity Response, the KKR Entities also contended that (i) the Bankruptcy Court overseeing the Chapter 11 Cases previously had issued opinions upholding the validity of loans from insiders in similar circumstances and (ii) the law in the Seventh Circuit, where the Chapter 11 Cases are pending, generally is favorable to upholding publicly disclosed insider transactions.

         Following the appointment of the Committee, the Committee Filed documents with the Court in which it stated a belief that certain of the Subject Transactions may be subject to avoidance, equitable subordination or recharacterization, including, among others, the April 2001 Security Interests and the Borden Repayment. The Committee's counsel also made presentations to professionals for the Debtors, Borden and the Bank Group concerning the Committee's theories of potential liability against the KKR Entities with respect to these matters. To assist in the Committee's investigation of these matters, the Debtors and Borden provided the Committee with a significant amount of informal discovery and, thereafter, formal discovery pursuant to Bankruptcy Rule 2004. Based on its investigation, the Committee has indicated its belief that the settlements in the Plan are appropriate.

         In connection with the development of the Plan (and the negotiation of the settlements contained therein) and consistent with their fiduciary duties, the Debtors have conducted an independent investigation of the potential Recovery Actions relating to the Subject Transactions. As part of this investigation, the Debtors' counsel (a) reviewed numerous documents provided by the Debtors and Borden (which documents, to the extent relevant and not privileged, subsequently were provided to the Committee, as described above);
(b) interviewed certain employees of the Debtors, Borden and KKR; and (c) examined pertinent statutes and legal precedent. In connection with this investigation, the Debtors' counsel communicated solely with officers and directors of the Debtors who were not employed by or members of any of the KKR Entities and did not disclose confidential information or work product to the directors of the Debtors who were employed by or members of any of the KKR Entities. As a result of this investigation, and as described in greater detail below in "-- Certain Recovery Actions" and "-- The Resolution of the Recovery Actions Under the Plan," the Debtors believe that the Plan represents a fair and reasonable resolution of potential Recovery Actions against the Released Parties. As a result of the settlements in the Plan, any adversary proceeding, contested matter or other proceeding initiated, or that could be initiated, by the Committee or any other entity or party acting on behalf of the Debtors' Estates with respect to a Recovery Action against the Released Parties settled by the Debtors will be deemed waived, released and, if initiated, dismissed with prejudice on the Effective Date without any further action of any party. See "General Information Concerning the Plan -- Legal Effects of the Plan -- Releases, Indemnity and Related Injunction."

         Although this Disclosure Statement was approved by WKI's board of directors, which includes members affiliated with certain of the KKR Entities, nothing contained in this section, "Resolution and Release of Potential Claims," shall be construed to set forth the views of any of the KKR Entities on the matters covered in this section, nor shall any of such statements be attributed to any of the KKR Entities or preclude them from disputing any such statement or taking any other position with respect to the matters set forth herein.

Certain Recovery Actions

         Fraudulent Conveyance Actions

         Generally, a conveyance or transfer is fraudulent if it (a) was made with actual intent to hinder, delay or defraud a creditor (i.e., an intentional fraudulent conveyance) or (b) (i) reasonably equivalent value was not received by the debtor/transferor in exchange for the transfer and (ii) the debtor was insolvent at the time of the transfer, was rendered insolvent by the transfer or was left with insufficient capitalization as a result of the transfer (i.e., a constructive fraudulent conveyance). Two primary sources of fraudulent conveyance law exist in a chapter 11 case, providing similar constructions of the foregoing fraudulent conveyance rules.

         The first source of fraudulent conveyance law is section 548 of the Bankruptcy Code, under which a debtor in possession or bankruptcy trustee may avoid fraudulent transfers that were made or incurred on or within one year before the date on which a bankruptcy case is filed. Because most of the Subject Transactions took place more than one year prior to the Petition Date, the one-year statute of limitations contained in section 548 of the Bankruptcy Code most likely would bar potential claims as to many of the transactions at issue. Transactions that took place within one year of the Petition Date, and thus could potentially be challenged under section 548, include the Borden Repayment, the Management Fee Payments and certain of the KKR Debt Payments.

         The second source of fraudulent conveyance law is section 544 of the Bankruptcy Code -- the so-called "strong-arm provision." Under section 544, a debtor in possession may look to state law to avoid transfers as fraudulent. Applicable choice of law analysis evaluates the jurisdiction with the most significant relationship to the matters at issue. Several states have contacts to the transactions at issue, including Delaware, Illinois, New York and Ohio. Because the choice of law is an intensely fact-based analysis that must be made separately for each transaction, it is impossible to state with certainty which state law would apply in any particular case. As a general matter, the court's choice of law determination is not anticipated to be significant because applicable fraudulent conveyance laws, with certain exceptions, are substantially similar in most states.

         New York law applies a six-year statute of limitations to fraudulent conveyance claims. Because the LBO took place in 1998, the LBO Transactions and any subsequent transactions would fall within the six-year statute of limitations in New York. By contrast, if another state's law were to apply, a shorter statute of limitations could bar claims that the LBO Transactions were fraudulent conveyances. Delaware, Illinois and Ohio, for example, each have a four-year statute of limitations on most fraudulent conveyance claims.

         The majority of states affected by the Subject Transactions, including Delaware, Illinois and Ohio, have adopted the Uniform Fraudulent Transfer Act (the "UFTA"). New York continues to follow a version of the older Uniform Fraudulent Conveyance Act (the "UFCA"). Although the language of the UFTA and the UFCA differ slightly, both acts have essentially the same requirements for finding a fraudulent conveyance. First, a transfer may be fraudulent if it was made with actual intent to hinder, delay or defraud any creditors of the transferor. See UFTA Section 4; UFCA Section 7. Second, a transfer may be deemed fraudulent if it was made without the transferor receiving "reasonably equivalent value" (UFTA Section 4) or "fair consideration" (UFCA Section 3) in exchange for the transfer and the transferor (a) was insolvent or rendered insolvent by the transfer (UFTA Section 5(a), UFCA Section 4), (b) was left with assets that were unreasonably small in relation to the business or transaction (UFTA Section 4) or left with "unreasonably small capital" (UFCA Section 5) or
(c) intended to incur debts beyond its ability to pay (UFTA Section 4; UFCA
Section 6).

         Actual fraud must be proven by clear and convincing evidence. A conveyance may be avoided on the basis of actual fraud if the claimant establishes the scienter requirement of actual intent to hinder, delay or defraud present and future creditors. Defenses to actual fraud include public disclosure of the disputed transaction and their attendant risk factors. The UFTA provides a list of factors to be considered in determining actual intent (UFTA Section 4(b)), whereas the UFCA standard was established in case law. The UFTA was enacted more recently as an attempt to unify the law of the majority of states, but in most respects follows and updates the actual intent standards adopted under the UFCA.

         As noted above, one of the requirements to establish a constructive fraud is a showing that a transfer was made without "reasonably equivalent value" or "fair consideration" under the UFTA or the UFCA, respectively. What constitutes reasonably equivalent value or fair consideration is determined based on the facts and circumstances of each particular case. This analysis also applies to determining whether the granting of a lien or an extension of time to repay a loan constitutes a fraudulent conveyance. Under the UFCA, "fair consideration" is defined as a situation where, "in exchange for such property, or obligation, as a fair equivalent therefor, and in good faith, property is conveyed or an antecedent debt is satisfied" or "property, or obligation, is received in good faith to secure a present advance or antecedent in an amount not disproportionately small as compared with the value of the property, or obligation, obtained." UFCA Section 3. The UFTA definition of reasonably equivalent value, which mirrors the definition in section 548 of the Bankruptcy Code, is essentially the same as the UFCA definition of "fair consideration," although it has eliminated the "good faith" requirement as "irrelevant to a demonstration of the adequacy of the consideration." UFTA Section 4, comment 1.

         Even if a court finds reasonably equivalent value or fair consideration lacking, it must also examine the transferor's financial condition to determine if the transferor was insolvent or rendered insolvent by the transaction. The UFTA defines insolvency as when "the sum of the debtor's debts is greater than all of the debtor's assets at a fair valuation" or if the debtor "is generally not paying his[, her or its] debts as they become due." UFTA Section 2. This definition mirrors the definition of insolvency under the Bankruptcy Code. The UFCA defines insolvency as "when the present fair salable value of [a party's] assets is less than the amount that will be required to pay his[, her or its] probable liability on his[, her or its] existing debts as they become absolute and matured." UFCA Section 4. The UFCA does not define "present fair salable value," but courts have determined that an operating corporation's assets should be valued on a going concern (present value) basis and that valuation based on a conventional balance sheet measure of solvency (i.e., one that considers only the net of assets and liabilities listed on the company's balance sheets) is inappropriate. Although the UFTA utilizes a balance sheet approach to determine solvency, courts determining solvency under the UFTA have considered the same wide range of factors as those making the determination under the UFCA. A court, whether examining solvency under the UFTA or UFCA, likely would recognize any method of determining solvency that reasonably values, on a going-concern basis, the total difference between the company's assets and liabilities, including methods that use multipliers of earnings based on comparable companies, discounted cash flow analyses and additional comparable techniques.

         Even if a corporation is determined to be solvent at the relevant times, a conveyance by the company may be fraudulent if it was made without reasonably equivalent value or fair consideration and the company "was engaged or about to engage in a business or transaction for which the remaining assets of the debtor were unreasonably small in relation to the business or transaction" (UFTA Section 4(a)(2)(i)) or "for which the property remaining in [the company's] hands after the conveyance is an unreasonably small capital." (UFCA Section 5) Courts have applied several different tests in the fraudulent conveyance context to determine whether a corporation possessed unreasonably small capital. Courts also will consider whether intervening factors -- such as economic recession and increased competition -- rather than unreasonably small capital eventually forced the debtor transferor to commence a bankruptcy case. Accordingly, the length of time that elapses between the challenged transaction and the filing of the bankruptcy petition may play a substantial role in the analysis.

         A final basis for establishing constructive fraud under the UFTA and UFCA in the event of a conveyance without reasonably equivalent value or fair consideration is if the transferor "intended to incur, or believed or reasonably should have believe that he[, she or it] would incur, debts beyond his[, her or its] ability to pay as they became due." UFTA Section 4(a)(2)(ii). The UFCA's parallel provision is virtually identical. UFCA Section 6. This provision requires "intentional fraud," although actual intent to defraud need not be shown by direct evidence, but may be inferred from the circumstances surrounding a conveyance. Even in the absence of direct evidence of fraudulent intent, a party is held to have intended the natural consequences of its actions.

         In connection with the foregoing, insider transactions may be subject to additional scrutiny under fraudulent conveyance law. For example, Section 5(b) of the UFTA provides that a transfer is fraudulent as to a creditor whose claim arose before the transfer if the transfer was made to an insider on account of an antecedent debt, the transferor was insolvent at the time and the insider had reasonable cause to believe the transferor was insolvent. The cases interpreting this provision of the UFTA, however, lack uniformity. For example, although Section 5(b) of the UFTA does not expressly require an examination of the transferor's receipt of reasonably equivalent value in exchange for a transfer, certain cases interpreting this provision have incorporated the reasonably equivalent value test when applying Section 5(b) of the UFTA. The lack of uniformity in applicable case law makes it difficult to predict the application of Section 5(b) of the UFTA under any particular facts. Nevertheless, the limited case law on this issue suggests that, although insider transactions may be subject to greater scrutiny under the UFTA, the application of fraudulent conveyance rules in most cases will be largely identical to those applied to non-insiders. Moreover, notwithstanding any longer statute of limitation applicable to fraudulent conveyances under the UFTA, a claim brought under Section 5(b) of the UFTA is subject to a one-year statute of limitations. In addition, case law applying the UFCA's "good faith" requirement in New York suggest that "insiders" (e.g., directors, officers or majority shareholders) may be more susceptible to fraudulent conveyance claims; however, these cases have not been widely adopted and have been targeted primarily at addressing egregious and undisclosed transactions that ultimately resulted in the diminishment of value for other creditors, particularly in the context of a winddown of a business. By contrast, the Subject Transactions -- including the April 2001 Security Interests, the Borden Repayment and the Debt Purchases -- were fully disclosed in advance through public SEC filings and appear to have been completed in good faith.

         The Debtors believe that, under applicable law, potential causes of action sounding in fraudulent conveyance are the exclusive property of the Debtors' Estates, pursuant to section 541 of the Bankruptcy Code, and may be pursued or settled by the Debtors. Potential defendants of fraudulent conveyance actions include the immediate and mediate recipients of a "transfer" of property with respect to the transactions at issue. With respect to the Subject Transactions, these parties may include: stockholders of WKI, including CCPC Acquisition and Corning; former creditors of WKI and its affiliates who were paid in full as a result of transactions related to or following the LBO; the former stakeholders of EKCO and GHC who received value in connection with the 1999

Acquisitions; the parties to the Prepetition Credit Facility; and Borden in its capacity as a lender under the Borden Credit Facility.

         Some or all of the Subject Transactions potentially could be subject to the assertion of a fraudulent conveyance action. In particular, the Committee has asserted that the Borden Repayment and the EKCO Deficiency Payment (among potentially other transactions) may be subject to avoidance as fraudulent conveyances. Resolution of any such claims could depend upon, among other things, (a) whether there was any actual intent to hinder, delay or defraud creditors; (b) whether the applicable Debtor transferors received fair consideration or reasonably equivalent value for these transfers (which would depend, in part, on the determination of relevant law and the application thereof, particularly with respect to the treatment of transfers to insiders); and (c) whether the applicable Debtor was solvent or otherwise adequately capitalized at the relevant times. In addition, as noted above, certain of the transactions fall outside of the applicable statutes of limitations under section 548 of the Bankruptcy Code and potentially applicable state law in Delaware, Illinois, Ohio and other jurisdictions and may be subject to other procedural rules and requirements.

         Section 502(d) of the Bankruptcy Code provides that a court shall disallow any claim held by any entity holding property recoverable as, among other things, a fraudulent conveyance. As such, absent the settlements contained in the Plan, the Bankruptcy Court may disallow any Claim of the Released Parties if it determines that the party holding such Claim received a fraudulent transfer from the Debtors that has not been returned or avoided.

         The Debtors have performed an analysis of potential fraudulent conveyance claims with respect to the Subject Transactions. Although the outcome of any such action is inherently difficult to predict, the Debtors make the following observations based on their analysis (in addition to the observations made above):

         (a) The Debtors are not aware of any credible evidence of actual fraud with respect to the Subject Transactions. Moreover, the extensive public disclosure of many of these transactions likely would make the establishment of actual fraud substantially more difficult.

         (b) Insolvency would be a critical element to any constructive fraudulent conveyance argument. Depending upon the method used to determine solvency at each point in time and other relevant factors, different conclusions regarding solvency are possible. Moreover, it is exceptionally difficult to predict what factors a court would consider and what conclusions a court would reach in determining the Debtors' solvency at any point in time. Nevertheless, based on the Debtors' solvency analysis performed to date and although no definitive conclusions can be reached, it appears that the possibility that the Debtors were insolvent (i) substantially diminishes the farther removed the transaction is from the Petition Date, particularly in light of the impact of certain external factors (such as the softening retail economy) on the Debtors' need to commence the Chapter 11 Cases; and (ii) conversely increases the closer the transaction is to the Petition Date, particularly in the year immediately preceding the Petition Date. Still, the possibility of insolvency at any point in time cannot be quantified with any degree of reasonable certainty, thereby supporting the appropriateness of achieving a compromise of any claims dependent on the litigation of that issue. In addition, the result of a solvency analysis potentially differs depending on which Debtor was the transferor in a particular transaction. For example, because World Kitchen and the other Subsidiary Debtors (i) are not liable on account of the $200 million in 9-5/8% Senior Subordinated Notes, which constitute solely a liability of WKI; and (ii) generally continued to pay their obligations as they came due up until the Petition Date, it is less likely that World Kitchen or the other Subsidiary Debtors were insolvent at any of the relevant points in time. As such, any transfers made by World Kitchen or the other Subsidiary Debtors (including the Borden Repayment and the Receivables
                  Sale) are less likely to be fraudulent conveyances. In addition, it potentially could be argued that, since the completion of the LBO Transactions, the Debtors were inadequately capitalized in light of the significant amount of the Debtors' long-term debt; however, this argument likewise is undermined by the Debtors' demonstrated ability to service this debt and other obligations through the Petition Date, the permissibility of the Debtors' incurrence of this debt under the terms of the 9-5/8% Senior Subordinated Note Indenture and the impact of external economic factors leading to the commencement of the Chapter 11 Cases. See

                  "Certain Events Preceding the Debtors' Chapter 11 Filings -- Factors Leading to Chapter 11 Filings."

         (c) Even if insolvency or inadequate capitalization could be established for a particular Debtor, the determination of "reasonably equivalent value" or "fair consideration" is subject to complex valuation issues for which there may be no definitive conclusions, thereby supporting the appropriateness of achieving a compromise of any claims dependent on the litigation of that issue. Based on the valuation analyses performed by the Debtors to date, the Debtors are unable to reach any definitive conclusions regarding the valuation of consideration exchanged in the Subject Transactions. Nevertheless, certain of the Subject Transactions (including the EKCO Loan Repayment, the Borden Repayment and the KKR Debt Payments) involve the payments on account of outstanding debt obligations. Payments in exchange for an equivalent reduction in outstanding principal and interest obligations, by their nature, likely result in the Debtor transferor's receipt of fair consideration or reasonably equivalent value unless (i) the validity or status of the underlying debt is successfully challenged (see "-- Equitable Subordination Claims" and "-- Recharacterization of Loans as Capital Contributions") or (ii) the appropriateness of such transfers to insiders can be successfully challenged under governing law (e.g., as improper under Section 5(b) of the UFTA, for transactions within the one-year statute of limitations, or lacking good faith under New York law). Valuation issues relating to other Subject Transactions may be subject to substantial differences of opinion in litigation. For example:

                  i. Because of the difficulty in establishing with precision the relative costs and benefits to the Debtors, it potentially could be argued that the April 2001 Security Interests were not granted for reasonably equivalent value or fair consideration. Nevertheless, by granting these security interests, WKI was able to obtain additional funding through the new Tranche B facility, adjustment to financial covenants and other valuable modifications to the Secured Credit Facilities. See "Certain Events Preceding the Debtors' Chapter 11 Filings -- Factors Leading to Chapter 11 Filings -- Renegotiated Credit Facilities." As such, there are significant doubts regarding the ability of any party to demonstrate a lack of reasonably equivalent value or fair consideration with respect to the April 2001 Security Interests.

                  ii. It potentially could be argued that the EKCO Deficiency Payment was not made in exchange for reasonably equivalent value or fair consideration because CCPC Acquisition required WKI to guarantee the minimum value of the Pet Businesses, which ultimately sold for a lower value in a subsequent market transaction. By contrast, CCPC Acquisition could argue that (A) the price was fair at the time and was negotiated and reflected an appropriate market price had WKI directly purchased EKCO and thereafter sold the Pet Businesses and (B) the structure of the transaction (i.e., the purchase of EKCO by CCPC Acquisition and the subsequent resale to WKI without the Pet Businesses) was necessary to ensure that WKI did not breach its existing debt documents and thereby could complete this transaction for WKI's benefit. Moreover, the EKCO Deficiency Payment was part of a larger transaction for the acquisition of EKCO under which WKI received several valuable ongoing businesses.

                  iii. The Receivable Sale arguably was completed for a recognized "loss" of $800,000; however, this write-down appears to have been a proper and customary discount to account for, among other things, the risks and delays associated with collection of the receivables and was relatively de minimis compared to the overall size of the transaction (less than 1% of the total amount of receivables sold).

         (d) Even if a successful fraudulent conveyance action is prosecuted and the underlying transfer is avoided, the transferee nevertheless may retain a Claim against the applicable Debtors' Estates for the amount of any proceeds returned to the Debtors, unless the validity or status of the underlying obligation is successfully challenged. See "-- Equitable Subordination Claims" and "-- Recharacterization of Loans as Capital Contributions." The value of any resulting Claim against the Debtors' Estates would diminish the value of any recovery on account of the fraudulent conveyance.

         (e) Pursuant to the Final DIP Order, the Bankruptcy Court has approved stipulations binding upon the Debtors, their successors and assigns and all other parties in interest with respect to the validity of the indebtedness, Claims and liens arising under the Prepetition Credit Facility and the Borden Credit Facility. Under paragraph 20 of the Final DIP Order, these stipulations and findings were made without prejudice to rights of any creditor or other party in interest, other than the Debtors, to challenge the validity of such indebtedness, Claims and liens by the Challenge Deadline. See "Operations During the Chapter 11 Cases -- Postpetition Operations and Liquidity." If the indebtedness, Claims and liens under the Prepetition Credit Facility and the Borden Credit Facility are not challenged by a party other than the Debtors prior to the Challenge Deadline, they will be deemed valid for all purposes in the Chapter 11 Cases, including in connection with the analysis of any fraudulent conveyance actions or other Recovery Actions. By agreement among the Debtors, the Committee, the Bank Group and Borden, the Challenge Deadline for the Committee has been extended through the earlier of (i) the Effective Date and (ii) 20 Business Days after the withdrawal or termination of the Plan.

         In light of the foregoing, as well as the anticipated cost and delays associated with litigation of these issues and the other reasons set forth in "-- The Resolution of the Recovery Actions Under the Plan," the Debtors believe that the Plan represents a fair and reasonable resolution of potential fraudulent conveyance actions against the Released Parties.

         Equitable Subordination Claims

         Equitable subordination is an exercise of equitable jurisdiction in determining the order of payment in bankruptcy or reorganization. Section 510(c) of the Bankruptcy Code provides that a court may: (a) under principles of equitable subordination, subordinate for purposes of distribution all or part of an allowed claim to all or part of another allowed claim or all or part of an allowed interest to all or part of another allowed interest; or (b) order that any lien securing such a subordinated claim be transferred to the estate.

         The Seventh Circuit generally requires a determination of some type of inequitable conduct by a claim holder to equitably subordinate the underlying claim. In addition, (a) the inequitable conduct must have resulted in injury to other creditors or conferred an unfair advantage on the claimant and (b) equitable subordination must not be inconsistent with the other provisions of the Bankruptcy Code.

         When applying equitable subordination, courts generally have considered, among others, the following categories of conduct as inequitable:
(a) fraud, illegality and breach of fiduciary duties; and (b) the creditor's use of the debtor as a mere instrumentality or alter ego. The inequitable conduct need not be related to the acquisition or assertion of the claim sought to be subordinated.

         In addition, in the bankruptcy context, courts generally have held insiders and their dealings to a standard of rigorous scrutiny for any potential inequitable conduct. If an adversary can offer some substantiated factual basis to support allegations of impropriety by an insider, the insider typically must prove the contested transaction's good faith and inherent fairness to the debtor. If the insider's transaction cannot meet the rigorous scrutiny standard, the insider may be found to have breached a fiduciary duty, and the court may equitably subordinate the insider's claim.

         A debtor's selection of when and how it repays loans to insiders may constitute inequitable conduct. Courts examine the benefit the debtor receives from satisfying an insider's loan, such as better interest rates through refinancing, compared to the debtor's need for funds at the time the debtor makes payments on the loan. Nevertheless, even an insider creditor is not obliged to forebear from collecting its loans simply because a debtor would find the funds useful for other purposes.

         Undercapitalization by itself is insufficient to demonstrate inequitable conduct. Courts require additional conduct coupled with undercapitalization to establish inequitable conduct on the part of insiders. Courts generally have not equitably subordinated insider loans to an undercapitalized debtor unless it can be established, among other things, that (a) no third party lender would have made the loan or (b) the late perfection of any security interest relating thereto occurs at a point when the debtor appears destined for bankruptcy. Likewise, a court may equitably subordinate an insider's claim if it finds a combination of undercapitalization and other inappropriate behavior, such as fraud, spoliation, mismanagement or faithless stewardship.

         In certain cases, courts have equitably subordinated claims in the absence of inequitable conduct. This type of equitable subordination, or "no-fault" equitable subordination, is a narrow exception to the general rule that the creditor must have engaged in some form of inequitable conduct. The Seventh Circuit (where the Chapter 11 Cases are pending) has applied "no fault" equitable subordination to stock redemption and similar claims (see "Overview of the Plan -- Subordination of Untendered Share Claims"), but has not approved the equitable subordination of a secured claim or a claim for new money loaned absent inequitable conduct.

         Under the foregoing legal principles, certain of the Claims arising from the Subject Transactions could be the subject of potential equitable subordination actions, including (a) the Borden Credit Facility Claims and (b) other potential Claims by Borden or its affiliates that might be asserted if certain of the Subject Transactions were successfully avoided as fraudulent conveyances, preferential transfers or otherwise (e.g., the EKCO Deficiency Payment, the EKCO Loan Repayment, the Borden Repayment and the Management Fee Payments). The Debtors have performed an analysis of potential equitable subordination claims arising out of the Subject Transactions. Because Borden and the other KKR Entities likely are insiders of the Debtors, any actions underlying an equitable subordination action against these parties may be subject to the rigorous scrutiny standard; however, to succeed, any such claim nevertheless would require the establishment of some evidence of improper conduct. For example, it potentially could be argued that the KKR Entities failed to adequately capitalize the Debtors following the LBO Transactions and utilized a variety of loans and other transactions to exercise undue influence over the Debtors for the KKR Entities' benefit, thereby arguably supporting an equitable subordination of certain of the KKR Entities' Claims. There are significant obstacles to the successful prosecution of such an argument, not the least of which is the significant amount of equity capital that the KKR Entities have invested in the Debtors (aggregating approximately $300 million) and the permissibility of the Debtors' other incurred debt under the terms of the 9-5/8% Senior Subordinated Note Indenture. Further, as noted above, (a) the ability to establish insolvency or undercapitalization is difficult to predict, but may be more difficult to establish given the length of time between certain of the Subject Transactions and the Petition Date and the impact of certain external factors (such as the softening retail economy) on the Debtors' need to commence the Chapter 11 Cases; and (b) in any event, undercapitalization by itself is insufficient to equitably subordinate the underlying Claims. Likewise, the open and publicly disclosed nature of the Subject Transactions, and in many cases the Debtors' ability to engage in similar market transactions during the same time periods, make it substantially more difficult to establish that the KKR Entities exercised undue influence over the Debtors solely for their personal benefit. This is particularly the case in light of the substantial cash outlays -- through loans or otherwise -- made by the KKR Entities for the benefit of the Debtors during the relevant time periods. The Debtors are not aware of any credible evidence of actual or intentional fraud.

         In addition, because certain of the Claims at issue relate to the infusion of additional cash into the Debtors' businesses, it is unclear whether a party bringing an equitable subordination action could establish the requisite harm to other creditors. Similarly, the ability to equitably subordinate the Borden Credit Facility Claims (and other Claims) would be adversely impacted by the contractual agreements of the holders of the 9-5/8% Senior Subordinated Note Claims (including numerous sophisticated financial institutions) in the 9-5/8% Senior Subordinated Note Indenture (a) permitting the Debtors' incurrence of additional senior secured debt, (b) waiving any arms'-length requirements on transactions between the Debtors and the KKR Entities and (c) subordinating the 9-5/8% Senior Subordinated Note Claims to those arising under the Prepetition Credit Facility and the Borden Credit Facility.

         In light of the foregoing, as well as the anticipated cost and delays associated with litigation of these issues and the other reasons set forth in "-- The Resolution of the Recovery Actions Under the Plan," the Debtors believe that the Plan represents a fair and reasonable resolution of potential equitable subordination actions against the Released Parties.

         Recharacterization of Loans as Capital Contributions

         Another manner in which a court may exercise its power to subordinate claims in bankruptcy is by reclassifying loans as capital contributions. Courts may reclassify loans in this manner, using their equitable powers, based on a finding that an investment structured as a debt on its face is, in fact, a capital contribution and thus should be treated as an equity interest.

         Courts have utilized a balancing test to determine whether an insider's investment is a loan or a capital contribution, considering, among other things, some or all of the following factors: (a) the form of the documentation evidencing the indebtedness; (b) the presence or absence of a fixed maturity date; (c) the sources of payment; (d) the right to enforce payment of principal amounts and interest; (e) participation in management as a result of the advances and the investor's control over the use of loan proceeds; (f) the status of the contribution in relation to the corporation's general creditors;
(g) the intent of the parties; (h) the presence of thin or inadequate capitalization; (i) the identity of interest between creditor and the investor;
(j) the ability of the corporation to obtain loans from outside lending institutions; (k) the sources of interest payments; (l) the extent to which the advance was used to acquire original capital assets; (m) the debtor's failure to repay on the due date or to seek a postponement; and (n) the timing of the advance compared to the organization of the corporation. In addition, the disclosure of, or failure to disclose, a transaction to creditors may be a factor in a recharacterization analysis.

         When determining whether an investment constitutes a capital contribution or a loan, courts may consider all of the factors and weigh the evidence favoring the characterization of the investment as debt or equity. Not every factor is of equal significance, and courts may exclude some factors depending on the nature of the transaction. Importantly, no single factor is controlling.

         Under the foregoing legal principles, certain of the Claims arising out of the Subject Transactions could be the subject of potential recharacterization actions, including (a) the Borden Credit Facility Claims and (b) other potential Claims by Borden or its affiliates that might be asserted if certain of the Subject Transactions were successfully avoided as fraudulent conveyances, preferential transfers or otherwise, potentially in conjunction with a recharacterization action (e.g., the EKCO Loan Repayment and the Borden Repayment). The Committee has indicated its belief that the Borden Credit Facility Claims in particular may be subject to recharacterization as equity interests. The Debtors have performed an analysis of potential recharacterization claims arising out of the Subject Transactions. Certain factors, if established, may lend some support to a recharacterization claim, such as Borden's apparent position of control over the Debtors and their businesses during the relevant periods. Other factors may weigh against any attempt to recharacterize such debt as equity, including the loan formalities under the Borden Credit Facility (and other Borden loan advances), the apparent treatment of these obligations as loans by the parties and other creditors, WKI's ability to obtain similar loans from third party lenders in arms' length transactions during the same time periods and the public disclosure of these transactions. As described above, issues relating to the sufficiency of the Debtors' capitalization are difficult to predict, but undercapitalization may be more difficult to establish given the length of time between certain of the Subject Transactions and the Petition Date and the impact of certain external factors (such as the softening retail economy) on the Debtors' need to commence the Chapter 11 Cases. See "-- Fraudulent Conveyance Actions." In addition, as described above, if the indebtedness, Claims and liens under the Borden Credit Facility are not challenged by a party other than the Debtors prior to the Challenge Deadline, they will be deemed valid for all purposes in the Chapter 11 Cases and will not be subject to recharacterization. See "-- Fraudulent Conveyance Actions."

         Recharacterization is an extraordinary remedy, requiring a highly fact-intensive analysis by a court. In modern times, few cases have recharacterized insider loans as capital contributions. In addition, the Debtors' analysis indicates that more of the applicable factors articulated by courts appear to support a finding that the relevant Claims are debt rather than equity. Nevertheless, many of the underlying facts, or the characterization of those facts, may be subject to significant dispute. Therefore, it is impossible to predict the outcome of any recharacterization action with certainty, thereby supporting the appropriateness of resolving any such claims without litigation.

         In light of the foregoing, as well as the anticipated cost and delays associated with litigation of these issues and the other reasons set forth in "-- The Resolution of the Recovery Actions Under the Plan," the Debtors believe that the Plan represents a fair and reasonable resolution of potential recharacterization actions against the Released Parties.

         Preferential Transfer Actions

         Under sections 547 and 550 of the Bankruptcy Code, a debtor may seek to avoid and recover as preferential any payments made by the debtor (a) to or for the benefit of a creditor, (b) for or on account of an antecedent debt (i.e., an obligation of the debtor that arose prior to the transfer), (c) while the debtor was insolvent (which is presumed during the 90 day period immediately preceding the commencement of the debtor's chapter 11 case), (d) on or within 90 days prior to the commencement of the debtor's chapter 11 case (or one year for insiders) and (e) that enables the creditor to receive a greater recovery than in a hypothetical chapter 7 liquidation. Because Borden and the other KKR Entities likely would be considered insiders, the one-year preference period presumably would apply to transfers made to these entities. In any event, most of the Subject Transactions fall outside of applicable preference period, including the LBO Transactions, the 1999 Acquisitions, the EKCO Deficiency Payment, the April 2001 Security Interests and the Receivables Sale.

         A variety of defenses may be available to prevent avoidance of an otherwise preferential transfer under section 547 of the Bankruptcy Code. For example, transfers are not avoidable as preferential to the extent that: (a) they were intended by the debtor and the creditor to constitute a substantially contemporaneous exchange for new value given to the debtor; (b) they were made in payment of a debt incurred in the ordinary course of business of the debtor and the creditor, were made in the ordinary course of business of the debtor and the creditor and were made in accordance with ordinary business terms; or (c) after such transfer, the creditor gave new value to or for the benefit of the debtor, which was not secured and remains unpaid.

         Section 502(d) of the Bankruptcy Code provides that a court shall disallow any claim held by any entity holding property recoverable as, among other things, a preferential transfer. As such, absent the settlements contained in the Plan, the Bankruptcy Court may disallow any Claim of the Released Parties if it determines that the party holding such Claim received a preferential transfer from the Debtors that has not been returned or avoided.

         Under the foregoing legal principles, certain of the Subject Transactions could be the subject of potential preference actions, including the Borden Repayment, the KKR Debt Payments and the Management Fee Payments. The Debtors have performed an analysis of potential preference claims arising out of the Subject Transactions. Although certain of the basic elements of a preferential transfer likely may be established with respect to these transfers -- e.g., these were transfers to a creditor on account of antecedent debt during the applicable preference period -- the success of any such cause of action may turn on a number of complex factual issues, which may be difficult to establish or predict. For example, the Borden Repayment and certain of the KKR Debt Payments relate to debt obligations under the Prepetition Credit Facility and the Borden Credit Facility, which were secured outside of the preference period. As such, these payments likely did not enhance the transferee's position as compared to recoveries in a hypothetical chapter 7 liquidation, except to the extent that (a) the April 2001 Security Interests are successfully challenged on other grounds and/or (b) the liquidation value of the Debtors' assets is insufficient to satisfy these claims. Likewise, the avoidability of certain of these transfers is dependent on a determination of insolvency at the time of the transfer. As described above, solvency at any particular point in time is difficult to predict; however, it appears that the possibility that the Debtors were insolvent may be greater during the one-year preference period than in earlier periods, and, in addition, insolvency is presumed during the 90 days prior to the Petition Date. To the extent that a Subject Transaction (such as the Borden Repayment) involved a transfer by World Kitchen or the other Subsidiary Debtors (which are not obligors on the $200 million of 9-5/8% Senior Subordinated Notes), insolvency of the applicable entity may be more difficult to establish. See "-- Fraudulent Conveyance Actions."

         It appears that the likelihood of a successful preference action is greatest with respect to the Management Fee Payments, and the Committee has indicated its position that the Management Fee Payments may be avoidable as preferential transfers. The Management Fee Payments were payments made to a creditor (Borden) during the one-year insider preference period that, because these obligations were unsecured, likely enhanced Borden's recovery as compared to its recovery in a hypothetical chapter 7 case. Although the avoidability of these transfers would be dependent on a determination of insolvency on the applicable dates, certain of these transfers occurred during the

90 days prior to the Petition Date when the Debtors were presumed to be insolvent for purposes of a preference analysis.

         It is unclear what additional defenses may be raised in response to any preference action. For example, it might be argued that the KKR Debt Payments and certain of the Management Fee Payments qualify under the defense for payments made in the ordinary course of business, and there may be a subsequent new value defense based on the KKR Entities' ongoing provision of goods and services to the Debtors through the Petition Date, which potentially could reduce the amount of any preference claim against these entities.

         Finally, even if a successful preference action is prosecuted and the underlying transfer is avoided, the transferee nevertheless may retain a claim against the applicable Debtors' Estates for the amount of any proceeds returned to the Debtors, unless the validity or status of the underlying obligation is successfully challenged. See "-- Equitable Subordination Claims" and "-- Recharacterization of Loans as Capital Contributions." The value of any resulting Claim against the Debtors' Estates would diminish the value of any recovery on account of the preferential transfer.

         In connection with the resolution of preference actions relating to the Management Fee Payment, the KKR Entities are making a contribution of $1.2 million to the Debtors' Estates as of the Effective Date. See "-- The Resolution of the Recovery Actions Under the Plan -- The WKI/KKR Entity Release and Indemnification Agreement."

         In light of the foregoing, as well as the anticipated cost and delays associated with litigation of these issues and the other reasons set forth in "-- The Resolution of the Recovery Actions Under the Plan," the Debtors believe that the Plan represents a fair and reasonable resolution of potential preference actions against the Released Parties.

         Illegal Dividend Actions

         Generally, a dividend is illegal and subject to challenge if it is paid in violation of state corporation laws governing the distribution of dividends or the corporation's articles of incorporation. Because WKI is a Delaware corporation, Delaware law, with a six-year statute of limitations, would govern any illegal dividend claims relating to WKI's distributions to its stockholders.

         Under Delaware law, a corporation may only pay dividends from one of two sources: (a) surplus and (b) in the absence of surplus, net profits for the fiscal year in which the dividend is declared and/or the preceding year. "Surplus" is defined as the amount by which the corporation's "net assets" exceeds its capital. Net assets are calculated by deducting a corporation's total liabilities from its total assets. The determination of available surplus may be substantially similar to the solvency analysis used in examining fraudulent conveyance actions. See "--Fraudulent Conveyance Actions."

         Courts applying Delaware law do not require a formal appraisal for measuring net assets, nor do they require adherence to the balance sheet method for calculating surplus. Corporations may rely on the corporate books and other evidence proper for determination of value under the particular circumstances of the case, which may include expert analyses that consider such factors as a corporation's future earnings and the future prospects of its stock.

         Under the Delaware General Corporation Law (the "DGCL"), directors are jointly and severally liable for their willful or negligent conduct in connection with the payment of an unlawful dividend. Directors are liable to the corporation and, in the event of insolvency, to its creditors for the full amount of the dividend for a period of six years from the time that the dividend was paid. There are a number of defenses to such a claim, including a director's absence from the meeting or dissension from the decision to disburse the dividend, if such dissention is entered in the corporate minutes at the time of the vote or, in the case of absence, immediately upon receipt of notice of the illegal dividend. In addition, directors also may rely on a statutory form of the business judgment rule as a defense to an illegal dividend claim.

         No Delaware statute specifically imposes liability for the illegal dividend on stockholders who received the unlawful dividend; however, the DGCL does not foreclose the possibility of stockholder liability for the amount of the illegal dividend if the stockholder had notice that the distribution was unlawful.

         The Debtors have performed an analysis of potential illegal dividend claims arising out of the Subject Transactions. In particular, in connection with the LBO Transactions, WKI paid the Corning Dividend. The ability to successfully prosecute an illegal dividend action with respect to the Corning Dividend largely would depend on, among other things, the ability to demonstrate WKI's insolvency, or lack of available surplus, at the relevant time. As described above, the ability to establish insolvency or lack of adequate surplus is difficult to predict; however, the significant amount of time between the Corning Dividend and the Petition Date and the impact of certain external factors (such as the softening retail economy) on the Debtors' need to commence the Chapter 11 Cases may make a finding of insolvency or lack of surplus at the time of the Corning Dividend more difficult. See "-- Fraudulent Conveyance Actions." Moreover, the directors likely would assert a business judgment defense to any such claim. The ability to recovery a judgment of the size of the Corning Dividend from Corning would require further analysis.

         Certain additional payments to Borden or its affiliates, including the EKCO Loan Repayment, the Borden Repayment and certain of the Management Fee Payments, potentially could be subject to the assertion of illegal dividend claims if the underlying payment obligations can be successfully recharacterized as equity and the other elements of an illegal dividend action can be established. See "-- Recharacterization of Loans as Capital Contributions." Even if any of these payments could be successfully recharacterized as payments on account of equity, WKI's insolvency or lack of adequate surplus also would have to be established at the relevant times. The ability to establish insolvency or lack of adequate surplus is difficult to predict, but may be more difficult to establish given the length of time between certain of the Subject Transactions and the Petition Date and the impact of certain external factors (such as the softening retail economy) on the Debtors' need to commence the Chapter 11 Cases. See "-- Fraudulent Conveyance Actions." Moreover, the directors likely would assert a business judgment defense to any such claim.

         In light of the foregoing, as well as the anticipated cost and delays associated with litigation of these issues and the other reasons set forth in "-- The Resolution of the Recovery Actions Under the Plan," the Debtors believe that the Plan represents a fair and reasonable resolution of potential illegal dividend actions against the Released Parties.

         Breach of Fiduciary Duty Actions

         The law of a debtor's state of incorporation applies to breach of fiduciary duty claims. Because WKI is a Delaware corporation, Delaware law, with a three-year statute of limitations, would apply to any challenge of an action of WKI's board of directors with respect to the Subject Transactions.

         Delaware common law provides a cause of action against officers and directors of a corporation who breach fiduciary duties to the corporation. The two primary fiduciary duties owed by corporate officers and directors are the duty of care and the duty of loyalty.

         The duty of care requires officers and directors to act in an informed and considered manner. This requires directors to be informed of all material information reasonably available to them prior to making a business decision. Having been so informed, they must then act with requisite care in the discharge of their duties, exercising the care an ordinarily prudent person in a like position would use under similar circumstances.

         The duty of loyalty requires that officers and directors act in good faith and in the honest belief that the action taken is in the best interests of the corporation. In addition, officers and directors must be both disinterested and independent.

         In a solvent corporation, the duties of care and loyalty generally are owed exclusively to stockholders. In an insolvent or near-insolvent corporation (i.e., a corporation that has entered the "zone of insolvency"), most courts have held that fiduciary duties are owed to the corporation's creditors, either in addition to or in lieu of the duties otherwise owed to its stockholders.

         Courts generally apply two tests to determine solvency: (a) the "balance sheet test" and (b) the "equity" or "cash flow" test. The balance sheet test inquires whether, both before and after the consummation of the challenged transaction, the fair market value of the corporation's liabilities exceeds the fair market value of its assets. The "equity" or "cash-flow" test inquires whether, both before and after the consummation of the challenged transaction, the corporation was capable of paying its debts as they came due.

         The business judgment rule generally provides a defense for breach of fiduciary duty actions; however, courts are divided as to whether it applies to insolvent or near-insolvent corporations. Accordingly, it is possible that certain decisions relating to the Subject Transactions would receive heightened scrutiny from a court, thus requiring officers and directors to prove the "entire fairness" of such transactions.

         A challenge to any of the Subject Transactions might include an action for breach of fiduciary duties against directors and officers of WKI who served in such capacities during relevant time periods. The Debtors have performed an analysis of potential breach of fiduciary duty claims arising out of the Subject Transactions. Under Delaware law relating to claims for breach of fiduciary duty, any such claim with respect to the LBO Transactions and certain other transactions likely would be time-barred under Delaware's three-year statute of limitations. Likewise, the success of any such action will depend on the solvency of WKI at the relevant times. In particular, if WKI was solvent at the relevant times, all of the directors' duties were owed to shareholders (comprised primarily of certain of the KKR Entities), not to WKI's creditors. As described above, solvency at any particular point in time is difficult to predict; however, insolvency may be more difficult to establish given the length of time between certain of the Subject Transactions and the Petition Date and the impact of certain external factors (such as the softening retail economy) on the Debtors' need to commence the Chapter 11 Cases. See "-- Fraudulent Conveyance Actions."

         Among the Subject Transactions that may be subject to potential breach of fiduciary duty claims are the 1999 Acquisitions (including the EKCO Deficiency Payment and the EKCO Loan Repayment), the Debt Purchases and the Management Fee Payments. Assuming insolvency, it potentially could be argued that certain of the directors breached their fiduciary duties as a result of their dual loyalties to the Debtors and certain of the KKR Entities. Any such breach of fiduciary duty argument, however, could be difficult to establish in light of (a) the apparent maintenance of proper corporate formalities in the review and approval of the Subject Transactions, including the review of available information in support of board decisions; (b) the apparent establishment of valid corporate purposes of each of the approved transactions; and (c) the full disclosure of all relationships of the directors with the KKR Entities and the advance public disclosure of certain of the Subject Transactions. With respect to the Debt Purchases, (i) the proposed transactions were fully disclosed to the public in, among other things, SEC filings; (ii) the Debtors likely lacked the financial wherewithal to repurchase this debt and were subject to covenants in the Prepetition Credit Facility prohibiting such repurchases; and (iii) the KKR Entities are anticipated to experience an economic loss as a result of the Debt Purchases, all indicating that no corporate opportunity was usurped with respect to this transaction.

         In light of the foregoing, as well as the anticipated cost and delays associated with litigation of these issues and the other reasons set forth in "-- The Resolution of the Recovery Actions Under the Plan," the Debtors believe that the Plan represents a fair and reasonable resolution of potential breach of fiduciary duty actions against the Released Parties.

The Resolution of the Recovery Actions under the Plan

         Overview

         The Plan accounts for, and embodies a resolution of, the Recovery Actions against the Released Parties. The decision to resolve these matters on the terms set forth in the Plan reflects, among other things, (a) the Debtors' analysis of the potential Recovery Actions against the Released Parties, as described above; (b) lengthy and intense arms' length negotiations among representatives of the Debtors, the Released Parties and the Committee; (c) the Debtors' evaluation and analysis of the risks, delays and other potentially adverse consequences to the Debtors associated with resolution of the Recovery Actions against the Released Parties through litigation, including the cost and potential likelihood of success of the various actions and the impact of such actions on the operations and prospects of the Debtors; (d) the substantial economic benefit of (i) the conversion of approximately $186 million in Bank Loan Claims and the entire $25 million of the Borden Credit Facility Claims into equity on the terms set forth in the Plan, (ii) the permitted use of the Released Parties' collateral to permit unsecured creditor recoveries, while the Released Parties are achieving less than full recovery on account of their Secured Claims, and (iii) the payment of cash on account of certain Classes of general Unsecured Claims even though secured Bank Loan Claims are being satisfied primarily by the issuance of new debt and equity and secured Borden Facility Claims are being satisfied by the issuance of new equity, in each case valued in an amount less than the amount of such Secured Claims; and (e) the other benefits and concessions to be received by the Debtors and their creditors.

         Because, among other things, the Bank Group and Borden have agreed to accept debt and/or equity for a significant amount of their Secured Claims -- thus permitting a significant cash recovery for certain general unsecured creditors even though the Bank Group's and Borden's Secured Claims are not being paid in full -- the Debtors believe that the Plan embodies a resolution of the Recovery Actions against the Released Parties that is highly favorable to unsecured creditors. Moreover, in certain cases, the cash recovery of general unsecured creditors is better than the estimated debt and equity recovery of the Bank Group and Borden on account of their secured Bank Loan Claims and Borden Credit Facility Claims. For example, even if the Borden Credit Facility Claims are fully unsecured (i.e., because they are junior to Claims under the Prepetition Credit Facility, which exceed the estimated going concern enterprise value of Reorganized WKI), Borden is accepting an estimated 57% recovery in equity on account of these Claims, rather than insisting on sharing in the cash recovery available to other unsecured creditors under the Plan, which provides a 60% cash recovery for general unsecured creditors of the Subsidiary Debtors and a 100% cash recovery for the unsecured 9-1/4% Senior Note Claims. Because Borden may assert the Borden Credit Facility Claims against WKI, as borrower, and against each of the other Subsidiary Debtors, as guarantors, Borden's twelve Claims under the Borden Credit Facility (a) would diminish the assets available for other unsecured creditors; (b) under the Plan as formulated, would entitle Borden to a 100% cash recovery if permitted to participate with other unsecured creditors in Classes 8 and 10 under the Plan; and (c) thus are substantially discounted under the Plan as compared to other unsecured Claims against the Debtors' Estates. Moreover, notwithstanding the contractual subordination of the 9-5/8% Senior Subordinated Note Claims to the Bank Loan Claims and Borden Credit Facility Claims, which are not being paid in full, the Plan provides for an estimated 8.8% recovery in new equity to holders of 9-5/8% Senior Subordinated Note Claims other than the KKR Entities. By contrast, the KKR Entities have agreed to accept a substantially reduced recovery on account of their 9-5/8% Senior Subordinated Notes, representing an estimated 3.5% recovery in new equity. The Plan does not embody a resolution of Recovery Actions against any parties other than the Released Parties.

         The Debtors believe that full and protracted litigation of the factual and legal issues inherent in resolving the Recovery Actions against the Released Parties would be costly and could impair a prompt, efficient and economic reorganization of the Debtors for the benefit of all stakeholders. The ultimate outcome of such litigation is uncertain, and there could be no assurances that the Debtors or their creditors would obtain any significant recovery against any of the Released Parties. The facts that would need to be established likely would require extensive, costly and time-consuming discovery and would be vigorously contested. Many of the legal issues involved would be novel and complex. Likewise, there are no assurances that the favorable settlements embodied in the Plan would be available at a later date if litigation of the Recovery Actions against the Released Parties were to be pursued. If such litigation were pursued unsuccessfully, there is a significant risk that (a) general unsecured creditors' recoveries on account of their Claims would be substantially diminished as compared to the recoveries proposed in the Plan, if not eliminated; (b) recoveries to general unsecured creditors, if any, could be substantially delayed; and (c) general unsecured creditors receiving cash under the Plan (including holders of Trade Claims in Class 10) may receive a less attractive form of payment, such as new debt instruments or equity.

         The Debtors believe that, in the aggregate, the benefits generated by the resolutions embodied in the Plan constitute fair and reasonable value for the resolution of the potential claims against the Released Parties, including the Recovery Actions. Moreover, the Committee has indicated its belief, based on its investigation, that the settlements embodied in the Plan are fair, reasonable and appropriate.

        TREATMENT OF TRANCHE B REVOLVING CLAIMS AND BANK LOAN CLAIMS; RELEASES

        Under the Plan, among other things, (a) the holders of Tranche B Revolving Claims will receive payment of their Claims in full in cash on the Effective Date and will retain adequate protection payments made during the Chapter 11 Cases and will receive and retain any other amounts that, as of the Effective Date, are due as adequate protection under the Final DIP Order but not theretofore paid and (b) the holders of Bank Loan Claims will receive their Pro Rata share of $2.75 million in cash, 4,528,192 shares of New Common Stock, New Senior Secured Term Loans and New Senior Subordinated Notes on the Effective Date and will retain adequate protection payments made during the Chapter 11 Cases and will receive and retain any other amounts that, as of the Effective Date, are due as adequate protection under the Final DIP Order but not theretofore paid. See "Overview of the Plan -- Summary of Classes and Treatment of Claims and Interests." The holders of Bank Loan Claims thereby have agreed to the impairment of their Claims and the conversion of approximately $186 million of the Bank Loan Claims (or approximately 33.7% of the principal amount of the Bank Loan Claims) from debt into equity, in the form of New Common Stock. In addition, under the Plan and in exchange for the foregoing and other valuable consideration, the holders of the Tranche B Revolving Claims and the Bank Loan Claims and their Representatives will receive a full release, waiver and discharge of Released Claims from the Debtors, the KKR Entities, all parties voting in favor of the Plan and other parties that were timely served with a copy of this Disclosure Statement to the fullest extent permitted by law. See "General Information Concerning the Plan -- Legal Effects of the Plan -- Releases, Indemnity and Related Injunction."

        TREATMENT OF KKR ENTITIES' CLAIMS AND EXECUTORY CONTRACTS AND UNEXPIRED LEASES; RELEASES

        Under the Plan, Borden, as the holder of the Borden Credit Facility Claims, will receive 615,483 shares of New Common Stock and will be entitled to withdraw and retain all amounts held in the blocked account established under the Final DIP Order and receive and retain any other amounts that, as of the Effective Date, are due as adequate protection under the Final DIP Order, but not theretofore paid. See "Overview of the Plan -- Summary of Classes and Treatment of Claims and Interests." Borden thereby has agreed to the impairment of the Borden Credit Facility Claims, which will be converted in their entirety from debt to equity, in the form of New Common Stock. The KKR Entities also have agreed to accept lesser treatment on account of their 9-5/8% Senior Subordinated Note Claims in comparison to other holders of such Claims. In particular, the KKR Entities will receive 128,193 shares of New Common Stock on account of their $84,957,687 in 9-5/8% Senior Subordinated Note Claims (valued at approximately $2.95 million for an estimated recovery of 3.5%), as compared to 480,307 shares of New Common Stock to be distributed to holders of the remaining $126,117,313 of 9-5/8% Senior Subordinated Note Claims (valued at approximately $11 million for an estimated recovery of 8.8%). The KKR Entities' Claims on account of prepetition management fees and expenses under the Management Agreement, in the amount of approximately $1.6 million, will be subject to treatment in Class 10 and will be satisfied by a 60% cash payment on the Effective Date. The KKR Entities' Administrative Claims for postpetition management fees and expenses under the Management Agreement, estimated to be approximately $1.5 million through December 31, 2002, will be capped at $625,000 and paid in full in cash on the Effective Date. See "-- The WKI/KKR Entity Release and Indemnification Agreement."

        Except as otherwise provided in the WKI/KKR Entity Release and Indemnification Agreement, all Executory Contracts and Unexpired Leases between any of the Debtors and any of the KKR Entities, including the Management Agreement, will be deemed rejected as of the Effective Date, and the KKR Entities will waive any and all Claims for rejection damages thereunder. See "General Information Concerning the Plan -- Legal Effects of the Plan -- Executory Contracts and Unexpired Leases." In addition, the KKR Entities will receive distributions under the Plan on account of their Claims under the Prepetition Credit Facility in the principal amount of approximately $36.7 million (to receive a Pro Rata share of cash, New Common Stock, New Senior Secured Term Loans and New Senior Subordinated Notes, plus the amount of any adequate protection payments). See "Overview of the Plan -- Summary of Classes and Treatment of Claims and Interests."

        Finally, under the Plan and in exchange for the foregoing and other valuable consideration (including a cash contribution to the Debtors' Estates of $1.2 million as of the Effective Date and the other consideration described below in "-- The WKI/KKR Entity Release and Indemnification Agreement"), Borden and the other KKR Entities and their Representatives will receive a full release, waiver and discharge of Released Claims from the Debtors, the holders of the Tranche B Revolving Claims and Bank Loan Claims, all parties voting in favor of the
                                       48

Plan and other parties that were timely served with a copy of this Disclosure Statement to the fullest extent permitted by law. See "General Information Concerning the Plan -- Legal Effects of the Plan -- Releases, Indemnity and Related Injunction."

        As described above, the Debtors believe that the releases granted to the KKR Entities are reasonable and appropriate in connection with the overall settlement with the Released Parties embodied in the Plan, particularly in light of (a) Borden's conversion of the Borden Credit Facility Claims to equity, the KKR Entities' agreement to accept a lesser recovery on account of their 9-5/8% Senior Subordinated Note Claims and the KKR Entities' contribution of $1.2 million to the Debtors' Estates, thereby permitting a greater recovery to general unsecured creditors; (b) the releases and indemnities given by the KKR Entities for the benefit of the Debtors and the Reorganized Debtors; and (c) the other consideration provided by the KKR Entities as described herein.

        THE WKI/KKR ENTITY RELEASE AND INDEMNIFICATION AGREEMENT

        In connection with the resolution of the Recovery Actions against the KKR Entities, on the Effective Date, the Reorganized Debtors and certain of the KKR Entities (collectively, "KKR Agreement Parties") will enter into the WKI/KKR Entity Release and Indemnification Agreement in the form of Exhibit I.A.107 to the Plan, which will provide for, among other things, the following:

        (a) In addition to the releases set forth in the Plan, the WKI/KKR Entity Release and Indemnification Agreement contains broad mutual releases between the Reorganized Debtors and the KKR Agreement Parties. Such releases are granted by the Reorganized Debtors or the KKR Agreement Parties, as the case may be, and each of their respective affiliates, principals, shareholders, employees, agents, representatives, officers, directors, members, partners, limited partners and professionals, in each case acting in such capacity. These parties will release any and all claims, debts, obligations, rights, suits, damages, actions, causes of action, remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing as of the Effective Date, in law, at equity or otherwise -- but excluding those obligations under the WKI/KKR Entity Release and Indemnification Agreement, the WKI/CCPC Tax Agreement, the PBGC Pension Agreement (as defined in the WKI/KKR Entity Release and Indemnification Agreement and which is the subject of ongoing negotiations), if any, and the Plan and documents identified therein to which one or more of the KKR Entities is a party -- that any releasing party would have been legally entitled to assert in its own right (whether individually or collectively) or on behalf of another against the released parties, based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date arising from or relating to the relationship or affiliation between any KKR Agreement Party and any of the Debtors, including, without limitation, such relationships or affiliations arising from (i) any such KKR Agreement Party being or having been a creditor, shareholder, officer, director or advisor of, or to, as the case maybe, any of the Debtors, (ii) the Management Agreement, the Borden Credit Facility or any other agreement between any of the Debtors and any such KKR Agreement Party, (iii) the subject matter of, or the event or transaction giving rise to, the claims of any released party or (iv) any involvement or participation of any KKR Agreement Party in the Plan, the Plan's formulation, preparation, dissemination, implementation, administration, confirmation or consummation, the Chapter 11 Cases or the Debtors' restructuring.

        (b) The Reorganized Debtors will jointly and severally indemnify and hold each of the KKR Agreement Parties and all affiliated or related parties granting releases to the Reorganized Debtors under the WKI/KKR Entity Release and Indemnification Agreement (collectively, the "KKR Entity Release Parties") harmless from and against any and all losses, claims, damages, expenses and liabilities (including, without limitation, losses, claims, damages, expenses and liabilities arising from or in connection with legal actions brought by or on behalf of any of the Debtors or past, present or future creditors or shareholders of the Debtors), joint, several or otherwise, to which such KKR Entity Release Party may become subject under any applicable federal or state law, or otherwise, related to or arising out of any relationship or affiliation between any such KKR Entity Release Party and any of the Debtors, including, without limitation, the Management Agreement or any other agreements between any of the Debtors and any such KKR Entity Release

               Party, the purchase and/or ownership of the Old WKI Common Stock or Old WKI Preferred Stock by any such KKR Entity Release Party or any such KKR Entity Release Party's role as a director, officer, advisor or affiliate of any of the Debtors, and will reimburse any KKR Entity Release Party for all reasonable, actual, out-of-pocket expenses (including counsel fees and disbursements) upon request as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such KKR Entity Release Party is a party and whether or not such claim, action or proceeding is initiated or brought by any of the Debtors or by any party claiming by or on behalf of any of the Debtors; provided, however, that the foregoing indemnity and reimbursement will not be available for acts arising from the applicable KKR Entity Release Party's bad faith or willful misconduct.

        (c) Borden is the sponsor of the Borden Chemical, Inc. Employees Retirement Income Plan (the "Borden Pension Plan"), and WKI is the sponsor of the World Kitchen, Inc. Pension Plan (the "WKI Pension Plan"). See "Reorganized WKI -- Employee Benefit Matters -- Existing Benefit Plans and Agreements -- Qualified Pension Plans." Both the Borden Pension Plan and the WKI Pension Plan are defined benefit pension plans, which are subject to various requirements under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Under the Internal Revenue Code and ERISA, certain of the KKR Entities (collectively, the "BW Controlled Group Members," as further defined in the WKI/KKR Entity Release and Indemnification Agreement) and the Debtors are members of the same "controlled group," and, therefore, each of these parties is jointly and severally liable for various administrative, fiduciary and funding obligations applicable to both the Borden Pension Plan and the WKI Pension Plan. Absent any agreement between the parties, each of the Debtors would remain responsible for any obligation under the Borden Pension Plan (and likewise each of the BW Controlled Group Members would remain responsible for any liabilities under the WKI Pension Plan) through the Effective Date, at which time the BW Controlled Group Members and the Debtors will no longer be members of the same controlled group. In the WKI/KKR Entity Release and Indemnification Agreement, the BW Controlled Group Members will agree to indemnify and release the Reorganized Debtors from any obligation or liability with respect to the Borden Pension Plan, and the Reorganized Debtors agree to indemnify and release the KKR Agreement Parties (including the BW Controlled Group Members) from any obligation or liability with respect to the WKI Pension Plan; provided, however, that the WKI Entities do not release any BW Controlled Group Member or the KKR Agreement Parties from any obligation under the PBGC Pension Agreement (if any). See "Reorganized WKI -- Employee Benefit Matters -- Existing Benefit Plans and Agreements -- Qualified Pension Plans."

        (d) Within 30 days after the Effective Date, the KKR Agreement Parties and each of their respective affiliates, principals, shareholders, employees, agents, representatives, officers, directors, members, partners, limited partners and professionals shall receive payment for (i) all postpetition management fees and expenses under the Management Agreement, capped at $625,000 (the "Management Fee Administrative Claim"); (ii) all director fees and expenses accrued and unpaid through the Effective Date; and (iii) accrued, invoiced and unpaid salaries and related expenses for employees of Borden who worked directly with any of the Debtors through the Effective Date. The KKR Entities also shall have an Allowed Class 10 Claim in the amount of approximately $1.6 million for prepetition management fees and expenses under the Management Agreement. On the Effective Date, the KKR Agreement Parties will make a payment to the Debtors in the amount of $1.2 million, which may be netted against the Management Fee Administrative Claim in satisfaction of such Claim.

        (e) The Reorganized Debtors will maintain coverage through the sixth anniversary of the Effective Date for current and former directors and officers of any of the Debtors under any applicable directors' and officers' liability insurance policy at levels and on terms no less favorable to such individuals than the levels and terms provided for under any such policies in effect as of the Petition Date.

                                 REORGANIZED WKI

RESTRUCTURING TRANSACTIONS

        On or after the Confirmation Date, the applicable Debtors or Reorganized Debtors may enter into such restructuring transactions and may take such actions as the Debtors or Reorganized Debtors may determine to be necessary or appropriate to effect a corporate restructuring of their respective businesses or simplify the overall corporate structure of the Reorganized Debtors (collectively, the "Restructuring Transactions"), all to the extent not inconsistent with any other terms of the Plan and agreed to by the Prepetition Credit Facility Agent. Such Restructuring Transactions may include one or more mergers, consolidations, restructurings, dispositions, liquidations or dissolutions, all as may be determined by the Debtors or the Reorganized Debtors to be necessary or appropriate. The actions to effect these transactions may include: (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, disposition, liquidation or dissolution containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable state law and such other terms to which the applicable entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, duty or obligation on terms consistent with the terms of the Plan and having such other terms to which the applicable entities may agree; (c) the filing of appropriate certificates or articles of merger, consolidation, dissolution or change in corporate form pursuant to applicable state law; and (d) all other actions that the applicable entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with such transactions. It is the Debtors' current intention that following the Confirmation Date, but prior to the Effective Date, EKCO and GHC will each elect to change its corporate form to become a single member limited liability company owned by WKI. Consistent with the terms of the Plan, with respect to any Debtor or Reorganized Debtor, the documents implementing any Restructuring Transactions shall clearly grant to creditors of such Debtor or Reorganized Debtor status as third party beneficiaries to enforce rights granted in the Plan against the surviving, resulting or acquiring corporation or entity.

BUSINESS AND PROPERTIES OF THE REORGANIZED DEBTORS

        BUSINESS

        The Reorganized Debtors will continue to operate the existing businesses of the Debtors following the Effective Date. The Reorganized Debtors will continue to develop, manufacture or purchase from third parties and market a comprehensive line of consumer bakeware, dinnerware, kitchen and household tools, rangetop cookware and cutlery product categories; provided that, consistent with past practices, the Debtors and the Reorganized Debtors will continue to evaluate their businesses and, where appropriate, may expand, modify, curtail or exit certain segments of their respective businesses. Certain aspects of the Debtors' businesses to be operated by the Reorganized Debtors are described below:

        Competition. The market for the World Kitchen Companies' products is highly competitive and the housewares industry is trending toward consolidation. Competition in the United States is affected not only by domestic manufacturers but also by the large volume of foreign imports. The World Kitchen Companies have experienced increased competition in the United States from low-cost, Asian competitors and expect this trend to continue in the future. The market for housewares outside the United States and Europe is relatively fragmented and differs by country and region. Internationally, depending on the country or region, the World Kitchen Companies compete with other U.S. companies operating abroad, locally manufactured goods and international companies.

        A number of factors affect competition in the sale of the World Kitchen Companies' products, including, but not limited to, quality, price competition and price point parameters established by the World Kitchen Companies' various distribution channels. Shelf space is a key factor in determining retail sales of bakeware, dinnerware, kitchen and household tools and rangetop cookware products. A competitor that is able to maintain or increase the amount of retail space allocated to its product may gain a competitive advantage for that product. In addition, new product introductions are an important factor in the categories in which the World Kitchen Companies' products compete. Other important competitive factors are brand identification, style, design, packaging and the level of service to customers. The World Kitchen Companies, from time to time, experience price and market share pressure from certain competitors across their various product lines.

        The importance of these competitive factors varies from customer to customer and from product to product.

        Seasonal Business. The fourth quarter typically accounts for approximately 40% of the World Kitchen Companies' earnings as a result of increased consumer spending during the holiday shopping season. This trend was less evident in 2001 due to the economic downturn in the fourth quarter. See "Risk Factors -- Seasonality."

        Customers. In the United States, the Debtors sell to approximately 2,800 customers, primarily made up of mass merchants, department stores and specialty retailers, as well as through other channels, including retail food stores, hardware stores, drug stores, catalog showrooms and Debtor-operated factory stores. For 2001, sales to the largest five customers accounted for over 36% of the World Kitchen Companies' gross sales. In 2001, 2000 and 1999, Wal-Mart Stores, Inc. accounted for approximately 21%, 15% and 16%, respectively, of the World Kitchen Companies' gross sales.

        On January 22, 2002, Kmart Corporation ("Kmart"), one of the World Kitchen Companies' top five customers, filed a voluntary petition for reorganization under chapter 11 of the Bankruptcy Code. In its filings, Kmart indicated that it would reorganize on a fast track basis and has targeted emergence from chapter 11 in 2003; however, there is no assurance that this will occur. As a result of Kmart's chapter 11 filing, the World Kitchen Companies evaluated their current exposure and recorded an aggregate $8.3 million bad debt reserve based on an estimate of the collectibility of pre-petition accounts receivable. Subsequent to the Petition Date, the Debtors entered into an agreement to sell $10 million of their prepetition general unsecured (non-reclamation) claims against Kmart to a third party purchaser for $0.24 per dollar (with the right of the purchaser to purchase the Debtors' prepetition general unsecured (non-reclamation) claims in excess of $10 million for the same per dollar purchase price). This transaction was approved by the Bankruptcy Court on September 19, 2002 and consummated on September 25, 2002. In addition, the Debtors established new credit terms with Kmart and are managing their exposure closely on a going-forward basis. The World Kitchen Companies' sales to Kmart in 2001 totaled approximately $57 million. Of this amount, approximately 36% of the World Kitchen Companies' products were sold through an arrangement with Martha Stewart Living Omnimedia LLC. Under this contract, the World Kitchen Companies can sell their Martha Stewart line only to specified vendors, which currently includes Kmart. The Debtors continue to monitor these initiatives but cannot estimate the ultimate impact they will have on future results of operations. See "Risk Factors -- Dependence on Significant Customers."

        Employees. As of September 30, 2002, the World Kitchen Companies had approximately 3,370 employees worldwide, approximately 40% of whom were covered by collective bargaining agreements. Approximately 6% of international employees are covered by collective bargaining agreements. None of the collective bargaining agreements are scheduled to expire prior to December 31, 2002, the anticipated Effective Date of the Plan.

        PROPERTIES

        The World Kitchen Companies utilize four primary manufacturing facilities (three in the United States and one outside of the United States) and nine principal packaging and distribution centers (five in the United States and four outside of the United States). The World Kitchen Companies' facilities are generally well maintained.

        ADDITIONAL INFORMATION

        For additional information concerning the business and property of the Debtors, and certain historical financial information regarding the World Kitchen Companies, see WKI's Form 10-K for the year ended December 31, 2001 and WKI's Form 10-Q for the quarter ended March 31, 2002 (the last full fiscal quarter prior to the Petition Date), which are attached hereto as Exhibit III. The information contained in such reports reflects the business and property of the World Kitchen Companies only as of the dates and for the periods indicated therein. The information contained in such reports is not necessarily indicative of the business and financial condition of the World Kitchen Companies, or of the Debtors, as of the date of this Disclosure Statement or the results of operations of the World Kitchen Companies, or of the Debtors, for periods commencing after the respective dates of such reports. Effective August 6, 2002, WKI filed the requisite notice with the SEC that WKI was no longer required to file periodic reports with the SEC pursuant to the rules and regulations of the SEC. Accordingly, WKI did not file, or prepare, a Form 10-Q for the quarter ended June 30, 2002.

SELECTED HISTORICAL FINANCIAL INFORMATION

        Set forth below are (a) consolidated statements of operations for WKI for the fiscal years ended December 31, 2001; December 31, 2000; and December 31, 1999; and the six-month periods ended June 30, 2002 and July 1, 2001; and
(b) consolidated balance sheets of WKI as of December 31, 2001 and December 31, 2000, and as of June 30, 2002. Such selected consolidated financial information should be read in conjunction with the complete audited and unaudited historical consolidated financial statements of WKI, including the notes thereto, included in Exhibit III to this Disclosure Statement.

        The consolidated financial statements present the operating results and financial position of WKI and the accounts of all entities controlled by WKI, some of which are not Debtors in the Chapter 11 Cases. All significant intercompany accounts and transactions have been eliminated.

                            WKI HOLDING COMPANY, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                            YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------
                                                    2001               2000             1999
                                               ---------------    ---------------    ------------
Net sales                                         $ 745,872          $ 827,581          $ 633,534
Cost of sales                                       558,515            601,460            424,370
                                                  ---------          ---------          ---------
     Gross profit                                   187,357            226,121            209,164
Selling, general and administrative
expenses                                            179,682            210,630            160,857
Provision for restructuring costs                    51,888                 --             68,984
Integration and transaction related
expenses                                                 --             26,643              9,157
Other expense (income), net                          13,786             12,237             (2,870)
                                                  ---------          ---------          ---------

Operating loss                                      (57,999)           (23,389)           (26,964)
Interest expense, net                                73,173             74,981             48,136
                                                  ---------          ---------          ---------

Loss before income taxes                           (131,172)           (98,370)           (75,100)
Income tax expense (benefit)                          1,600             51,456            (47,254)
                                                  ---------          ---------          ---------

Loss before minority interest                      (132,772)          (149,826)           (27,846)
Minority interest in earnings of
subsidiary                                             (221)              (262)              (212)
                                                  ---------          ---------          ---------

Net loss before extraordinary charge               (132,993)          (150,088)           (28,058)
Extraordinary charge-early extinguishment
of debt, net of $4,298 tax benefit                       --                 --             (6,393)
                                                  ---------          ---------          ---------

Net loss                                           (132,993)          (150,088)           (34,451)
Preferred stock dividends                           (15,458)           (13,384)            (5,648)
                                                  ---------          ---------          ---------
Net loss applicable to common stock               $(148,451)         $(163,472)         $ (40,099)
                                                  =========          =========          =========



                           SCHEDULE OF ADJUSTED EBITDA
                                 (IN THOUSANDS)


WKI measures operating results using earnings before interest, taxes, depreciation and amortization, as adjusted for certain unusual and non-recurring items ("Adjusted EBITDA").


                                                          YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------
Adjusted EBITDA Calculation:                      2001              2000            1999
----------------------------                  ------------      -----------     -----------
Operating loss                                 $(57,999)         $(23,389)         $(26,964)
Depreciation and amortization                    50,731            48,487            34,398
                                               --------          --------          --------
EBITDA                                           (7,268)           25,098             7,434
Provision for restructuring costs                51,888                --            68,984
Rationalization and other charges                18,539                --                --
Integration and transaction related
expenses                                             --            26,643             9,157

Provision for close-out of inventories               --            20,040                --
                                               --------          --------          --------
Adjusted EBITDA                                $ 63,159          $ 71,781          $ 85,575
                                               ========          ========          ========

                            WKI HOLDING COMPANY, INC.
                             (DEBTORS-IN-POSSESSION)
                      CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                 (IN THOUSANDS)


                                                                   FOR THE SIX MONTHS ENDED
                                                              ---------------------------------
                                                               JUNE 30, 2002      JULY 1, 2001
                                                              --------------    ---------------
Net sales                                                       $ 300,869          $ 333,639
Cost of sales                                                     219,896            242,806
                                                                ---------          ---------
     Gross profit                                                  80,973             90,833
Selling, general and administrative expenses                       88,146             91,032
Provision for restructuring costs                                      --             37,125
Other expense, net                                                  2,469              6,008
                                                                ---------          ---------

Operating loss                                                     (9,642)           (43,332)
Interest expense, net                                              30,355             37,467
Reorganization items                                               14,284                 --
                                                                ---------          ---------

Loss before income taxes                                          (54,281)           (80,799)
Income tax expense                                                    734              1,114
                                                                ---------          ---------

Loss before minority interest                                     (55,015)           (81,913)
Minority interest in earnings of subsidiary                           (65)               (77)
                                                                ---------          ---------

Loss before cumulative effect of change in accounting
principle                                                         (55,080)           (81,990)
Cumulative effect of change in accounting principle (1)           (57,782)                --
                                                                ---------          ---------

Net loss                                                         (112,862)           (81,990)
Preferred stock dividends                                          (7,142)            (7,449)
                                                                ---------          ---------
Net loss applicable to common stock                             $(120,004)         $ (89,439)
                                                                =========          =========


(1) WKI is in the process of adopting Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which is effective for fiscal years beginning after December 15, 2001. WKI completed its impairment testing of trademarks and recorded an impairment charge in the first quarter of 2002; however, it has not yet completed its goodwill impairment test, which is required to be completed by the end of 2002. Therefore, there can be no assurance that, at the time the review is completed, a material non-cash impairment charge will not be recorded. See "-- Projected Financial Information -- Principal Assumptions for the Projections."


                           SCHEDULE OF ADJUSTED EBITDA
                                 (IN THOUSANDS)


WKI measures operating results using Adjusted EBITDA.


Adjusted EBITDA Calculation:                                      FOR THE SIX MONTHS ENDED
----------------------------                                 ---------------------------------
                                                              JUNE 30, 2002      JULY 1, 2001
                                                             --------------     --------------
Operating loss                                                 $ (9,642)           $(43,332)
Depreciation and amortization                                    18,110              25,348
                                                               --------            --------
EBITDA                                                            8,468             (17,984)
Provision for restructuring costs                                    --              37,125
Rationalization and other charges                                 1,935                  --
Prepetition professional fees relating to bankruptcy
filing                                                            4,461                  --
Severance and other non recurring charges                           702                  --
                                                               --------            --------
Adjusted EBITDA                                                $ 15,566            $ 19,141
                                                               ========            ========

                            WKI HOLDING COMPANY, INC.
                           CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                DECEMBER 31, 2001     DECEMBER 31, 2000
                                                                -----------------     -----------------
ASSETS
Current Assets
    Cash and cash equivalents                                     $    66,805            $     7,913
    Accounts receivable (less allowances of $25,346 and
    $25,567 in 2001 and 2000, respectively)                            93,042                146,040
Inventories, net                                                      157,660                206,582
Prepaid expenses and other current assets                               9,531                 17,017
                                                                  -----------            -----------
        Total current assets                                          327,038                377,552
Other assets                                                           58,929                 55,706
Property, plant and equipment, net                                    103,197                141,456
Trademarks and patents (less accumulated amortization
of $15,861 and $9,852 in 2001 and 2000, respectively)                 142,380                148,708
Goodwill (less accumulated amortization of $19,878 and
  $14,373 in 2001 and 2000, respectively)                             200,294                205,798
                                                                  -----------            -----------
TOTAL ASSETS                                                      $   831,838            $   929,220
                                                                  ===========            ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
    Accounts payable                                              $    49,115            $    62,418
    Current portion of long-term debt                                 784,643                  3,635
    Note payable - Borden                                              25,000                  6,100
    Other current liabilities                                          96,768                104,085
                                                                  -----------            -----------
        Total current liabilities                                     955,526                176,238
Long-term debt                                                          8,840                766,528
Preferred dividends payable to Borden                                  20,527                 10,286
Pension and post-employment benefit obligations                        69,785                 42,748
Other long-term liabilities                                               350                  6,552
                                                                  -----------            -----------
        Total liabilities                                           1,055,028              1,002,352
                                                                  -----------            -----------

Minority interest in subsidiary                                         1,439                  1,219
                                                                  -----------            -----------

Stockholders' Deficit
Preferred Stock - 5,000,000 shares authorized;
3,200,000 shares issued (liquidation preference of
$100,527 and $90,286 in 2001 and 2000, respectively)                   96,740                 91,527
Common Stock - $0.01 par value; 80,000,000 shares
    authorized; 69,647,145 and 67,397,028 shares
issued and
    outstanding in 2001 and 2000, respectively                            696                    674
                                                                  -----------            -----------
Common stock held in treasury at cost (736,429 and
    360,000 shares in 2001 and 2000, respectively)                     (2,155)                  (940)
Contributed capital                                                   607,783                604,911
Accumulated deficit                                                  (916,035)              (767,584)
Accumulated other comprehensive loss                                  (11,658)                (2,939)
                                                                  -----------            -----------
        Total stockholders' deficit                                  (224,629)               (74,351)
                                                                  -----------            -----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                       $   831,838            $   929,220
                                                                  ===========            ===========

                            WKI HOLDING COMPANY, INC.
                             (DEBTORS-IN-POSSESSION)
                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 (IN THOUSANDS)


                                                              JUNE 30, 2002
                                                              -------------
ASSETS
Current Assets
    Cash and cash equivalents                                  $    33,628
    Accounts receivable (less allowances of $20,689)                74,258
    Inventories, net                                               147,441
    Prepaid expenses and other current assets                       12,173
                                                               -----------
        Total current assets                                       267,500

Other assets                                                        41,988
Property, plant and equipment, net                                  96,411
Trademarks                                                          84,602
Goodwill (1)                                                       200,294
                                                               -----------
TOTAL ASSETS                                                   $   690,795
                                                               ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
    Accounts payable                                           $     9,367
    Other current liabilities                                       39,650
                                                               -----------
        Total current liabilities                                   49,017

Liabilities subject to compromise (see below)                      911,642
Pension and post-employment benefit obligations                     71,007
                                                               -----------
        Total liabilities                                        1,031,666
                                                               -----------

Minority interest in subsidiary                                      1,505
                                                               -----------

Stockholders' Deficit
    Preferred stock - 5,000,000 shares authorized;
    3,200,000 shares issued (liquidation
    preference of $105,304)                                         98,142
    Common stock - $0.01 par value; 80,000,000
    shares authorized; 69,647,145 shares issued
    and outstanding                                                    696
    Common stock held in treasury at cost (736,429
    shares)                                                         (2,155)
    Contributed capital                                            607,783
    Accumulated deficit                                         (1,036,037)
    Accumulated other comprehensive loss                           (10,805)
                                                               -----------
        Total stockholders' deficit                               (342,376)
                                                               -----------


TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                    $   690,795
                                                               ===========

Liabilities subject to compromise:
    Prepetition Credit Facility                                $   577,100
    Borden Credit Facility                                          25,000
    Industrial Revenue Bonds                                         6,449
    9-5/8% Senior Subordinated Notes                               200,000
    9-1/4% Senior Notes                                              2,877
    Accounts payable trade                                          38,194
    Accrued liabilities                                             32,932
    Other liabilities                                                3,786
    Preferred dividends -- Borden                                   25,304
                                                               -----------
                                                               $   911,642
                                                               ===========

(1) WKI is in the process of adopting SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which is effective for fiscal years beginning after December 15, 2001. WKI completed its impairment testing of trademarks and recorded an impairment charge in the first quarter of 2002; however, it has not yet completed its goodwill impairment test, which is required to be completed by the end of 2002. Therefore, there can be no assurance that, at the time the review is completed, a material non-cash impairment charge will not be recorded. See "Projected Financial Information -- Principal Assumptions for the Projections."

PROJECTED FINANCIAL INFORMATION

        INTRODUCTION

        As a condition to the confirmation of a plan of reorganization, the Bankruptcy Code requires, among other things, that the bankruptcy court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor. See "Voting and Confirmation of the Plan -- Confirmation" and "-- Feasibility." In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies this feasibility standard, the Debtors' management analyzed the ability of the Reorganized Debtors, together with the non-Debtor entities that will be controlled by Reorganized WKI, to meet their obligations under the Plan with sufficient liquidity and capital resources to conduct their businesses. The Debtors' management and financial advisors have prepared certain projections of Reorganized WKI's operating profit, free cash flow and certain other items for the fiscal years 2002 through 2006 (the "Projection Period"). Such projections summarized below are based upon various assumptions and reflect the terms of the Plan and certain other events described below (the "Projections"). The Projections have been prepared, and are presented, on a consolidated basis for Reorganized WKI, including the other Debtors as well as WKI's non-Debtor subsidiaries. References to WKI and to Reorganized WKI in the Projections and the related discussion and assumptions, refer to each such entity on a consolidated basis.

        THE DEBTORS DO NOT, AS A MATTER OF COURSE, PUBLISH THEIR BUSINESS PLANS, BUDGETS OR STRATEGIES OR MAKE EXTERNAL PROJECTIONS OR FORECASTS OF THEIR ANTICIPATED FINANCIAL POSITIONS OR RESULTS OF OPERATIONS. ACCORDINGLY, THE DEBTORS (INCLUDING THE REORGANIZED DEBTORS) DO NOT ANTICIPATE THAT THEY WILL, AND DISCLAIM ANY OBLIGATION TO, FURNISH UPDATED PROJECTIONS TO HOLDERS OF CLAIMS OR INTERESTS PRIOR TO THE EFFECTIVE DATE OR TO STOCKHOLDERS AFTER THE EFFECTIVE DATE OR TO OTHERWISE MAKE SUCH INFORMATION PUBLICLY AVAILABLE.

        The Projections were not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Debtors' management, were prepared on a reasonable basis, based upon certain assumptions and analyses made in light of management's experience, its perception of historical trends, current conditions and expected future developments. However, this information should not be relied upon as being necessarily indicative of future results, and readers of this Disclosure Statement are cautioned not to place undue reliance on the prospective financial information.

        Neither WKI's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

        The assumptions and estimates underlying the Projections set forth below are inherently uncertain and, while considered reasonable by the management of the Debtors as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties, which could cause actual results to differ materially from those contained in the prospective financial information. Whether actual results and developments will conform with the Debtors' assumptions, estimates and predictions, however, is subject to a number of significant risks and uncertainties, including, but not limited to, the continuance of the global economic slowdown in any one, or all, of WKI's and/or Reorganized WKI's sales categories; declines in sales as WKI and/or Reorganized WKI continues to streamline and focus on strategic accounts; continuing weakness in the retail sector, and the impact of Kmart's bankruptcy; loss of shelf space at key customers; unpredictable difficulties or delays in the development of new product programs; increasing reliance on third party manufacturers; increased difficulties in obtaining a consistent supply of basic raw materials and energy inputs at stable pricing levels; technological shifts away from WKI's and/or Reorganized WKI's technologies and core competencies; unforeseen interruptions to WKI's and/or Reorganized WKI's businesses with its largest customers resulting from the continuation of the current economic downturn or other factors beyond WKI's and/or Reorganized WKI's control; financial instabilities or inventory excesses; the effects of material changes in monetary and fiscal policies in the United States and abroad, including extreme currency fluctuations and unforeseen inflationary pressures; unanticipated price pressures on WKI's and/or Reorganized WKI's products or significant cost increases that cannot be recovered through price increases or productivity improvements; significant changes in interest rates or in the availability of financing for WKI and/or Reorganized WKI or certain of its customers; the loss of any material intellectual property rights; difficulties in obtaining or retaining the management or other human resource competencies that WKI and/or Reorganized WKI needs to achieve its business objectives; acceptance of product changes by consumers; and other factors, many of which are beyond the control of the Debtors. See "Risk Factors." Accordingly, there can be no assurance that the Projections are indicative of the future performance of WKI and/or Reorganized WKI or that actual results will not differ materially from those presented in the Projections. Inclusion of the projected financial information in this Disclosure Statement should not be regarded as a representation by any Debtor that the results contained in the projected financial information will be achieved.

        PRINCIPAL ASSUMPTIONS FOR THE PROJECTIONS

        The Projections assume that the Plan will be confirmed and consummated in accordance with its terms and that there will be no material change that will have an unexpected impact on WKI's and/or Reorganized WKI's operations. The Projections assume an Effective Date of December 31, 2002 for the purpose of this analysis, with Allowed Claims treated in accordance with the treatment provided for in the Plan. Expenses incurred as a result of the Chapter 11 Cases are assumed to be paid upon the Effective Date. Additional bankruptcy expenses may be incurred and paid after the Effective Date.

        It is important to understand that the Projections and estimates of values described below may differ, and those differences may be material, from actual performance and are highly dependent on significant assumptions concerning the future operations of these businesses. These assumptions include growth of certain lines of business, labor costs and other operating costs, inflation, market conditions and the level of investment required for capital expenditures and working capital. Furthermore, the Projections assume that Reorganized WKI will continue to operate the business of WKI as presently constituted and in accordance with WKI's current business plan; however, to the extent that Reorganized WKI determines to discontinue operations in one or more areas of WKI's current businesses, or to dispose of assets or operations comprising one or more areas of the business, actual results of future operations could be materially different from the Projections.

        The estimates of value included in the Projections are not intended to reflect the values that may be attainable in public or private markets. They also are not intended to be appraisals or reflect the value that may be realized if assets are sold.

        "Fresh-start" accounting adjustments reflect known adjustments required to adopt "fresh-start" reporting in accordance with generally accepted accounting principles ("GAAP") Statement of Position 90-7 Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7). Fresh-start reporting requires that the reorganization value of Reorganized WKI be allocated to its assets and liabilities consistent with SFAS No. 141, "Business Combinations" (SFAS No. 141). The total projected enterprise value used in preparing the Pro-Forma Consolidated Balance Sheet of Reorganized WKI was assumed to be $500.0 million, based upon the midpoint of the estimated going concern enterprise value of Reorganized WKI, as set forth in "Securities to be Issued Pursuant to the Plan -- Going Concern Valuation." Based on the projected total net indebtedness of $367.7 million, the estimated total equity value of Reorganized WKI is $132.3 million. Goodwill is estimated by subtracting the estimated fair market value of Reorganized WKI's net assets from the projected reorganized equity value.

        Based on the projected reorganized equity value of $132.3 million, goodwill after the reorganization will be $207.6 million. Goodwill is not amortized under GAAP and, accordingly, no goodwill amortization is reflected in the Projections.

        A fair market value analysis of the assets and liabilities of Reorganized WKI, as required for purposes of fresh-start accounting, has not been completed. The allocation of the reorganization value to individual assets and liabilities is therefore subject to change and could result in material differences to the allocated values estimated (including goodwill) in these Projections.

        WKI is in the process of adopting SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which is effective for fiscal years beginning after December 15, 2001. Among other things, SFAS No. 142 requires WKI to perform an impairment review of its goodwill and other intangible asset balances upon the initial adoption of SFAS No. 142. WKI completed its impairment testing of trademarks and recorded an impairment charge of $57.8 million in the first quarter of 2002; however, WKI has not yet completed the goodwill impairment test, which is required to be completed by the end of 2002. Therefore, WKI has not yet determined the impact of implementing SFAS No. 142 and there can be no assurance that, at the time the review is completed, a material impairment charge will not be recorded. The result of this analysis will likely change the December 31, 2002 projected balance of goodwill prior to the adoption of fresh-start accounting; however, any such change should not impact the projected balance sheet, the projected results of operations or the projected cash flows of Reorganized WKI.

        REVENUE

        Revenue growth assumptions have been developed for the major lines of business of Reorganized WKI. Fiscal year 2002 reflects WKI's business plan, which was developed through a detailed budgeting approach, taking into account individual business strategies and historical trends, as adjusted for current performance.

        Revenues are expected to increase due to general economic growth trends and operational improvements, which have improved, and are expected to continue to improve, customer satisfaction and service levels. It is assumed that these benefits will have been fully achieved by 2004, with gross margin improvements occurring in 2003 and 2004. Consequently, despite an expected decline in revenues for fiscal year 2002 and the anticipated launch by WKI (or Reorganized WKI, as the case may be) of new products, the commercial acceptance of which has not been demonstrated, revenues are expected to increase, compounded annually during the Projection Period by 3.5%.

        EXPENSES

        Overall operating expenses are expected to decline due to cost reductions achieved through plant closures and consolidation of distribution activities. It is assumed that these benefits will have been fully achieved by 2004. Consequently, gross profit is assumed to increase from 29.7% in 2002 to 32.5% in 2004.

        Selling, general and administrative expenses include one-time charges of $7.1 million in 2002 and $5.5 million in 2003. In 2002, $4.5 million of such charges relate to bankruptcy-related expenses incurred prior to the Petition Date and $2.6 million relates to rationalization charges. All of the charges in 2003 relate to projected bankruptcy-related expenses that are expected to be incurred after the Effective Date. Excluding these one-time adjustments, selling, general and administrative expenses would be $159.6 million in 2002 and $174.8 million in 2003, and are comprised primarily of administrative and marketing related expenditures. The increase in selling, general and administrative expenses from 2002 to 2003 results from increased marketing expenditures to support new product offerings, an accrual for a performance-based incentive plan and a nominal increase in administrative expenses. After 2003, marketing expenses increase in direct relation to sales with administrative expenses increasing slightly each year.

        Reorganization items of $302.9 million in 2002 include a gain of $336.7 million relating to the discharge of pre-Petition Date liabilities in connection with implementation of the Plan and a $1.6 million fresh-start revaluation loss to adjust assets and liabilities under fresh-start accounting to fair value. An additional $32.2 million in bankruptcy-related expenses, $14.1 million of which are non-cash charges related to the write-off of deferred financing fees, is also included in reorganization items.

        Paragraph 29 of SOP 90-7 states that "interest should be reported only to the extent that it will be paid during the proceeding or that it is probable that it will be an allowed priority secured or unsecured claim." Accordingly, WKI stopped accruing interest on the 9-5/8% Senior Subordinated Notes as of the Petition Date, which is May 31, 2002. As a result, interest expense does not include interest expense related to the 9-5/8% Senior Subordinated Notes from and after May 31, 2002.

        A blended effective income tax rate ranging from 20% to 26% for federal, state and international income taxes is assumed in calculating the income tax provision. It is assumed that Reorganized WKI will realize some of the benefit of WKI's net operating losses and other favorable tax attributes. Cash payments for income taxes during the years 2002 through 2006 is projected to be $2.3 million, $5.5 million, $4.6 million, $7.1 million and $9.4 million, respectively.

        The Projections do not include any potential accounting adjustments that may result from the issuance of stock under the Management Stock Plan.

        BALANCE SHEET ASSUMPTIONS

        Overall net accounts receivable days outstanding ("DSO") for the businesses are assumed to be approximately 50 days at year-end throughout the Projection Period.

        Inventory is projected based on the estimated number of times inventory turns over each year. Inventory is expected to improve from 3.8 turns in 2002 to
3.9 turns in 2004 as a result of improved inventory handling and management.

        The Projections assume capital spending of $20.0 million in fiscal year 2002, and $25.0 million per year from 2003 to 2006.

        Trade accounts payable is projected based on days of purchases outstanding ("DPO"). DPOs are assumed to be approximately 30 days throughout the Projection Period.

        The Projections do not include any potential adjustments that may result from the issuance of New Common Stock under the Management Stock Plan.

        Goodwill of approximately $200.3 million, without adjusting for SFAS No. 142, is assumed to be written off in connection with implementation of the Plan. Based on fresh-start accounting adjustments made in accordance with GAAP and on the projected equity value for Reorganized WKI of $132.3 million, reorganized goodwill is projected to be $207.6 million.

        PROJECTIONS

        The projected consolidated financial information of Reorganized WKI set forth below has been prepared based on the assumption that the Effective Date is December 31, 2002. Although the Debtors presently intend to seek to cause the Effective Date to occur as soon as practicable, there can be no assurance as to when the Effective Date actually will occur.

        The Projected Consolidated Statement of Operations for Reorganized WKI set forth below presents the projected consolidated results of operations (a) of WKI (referred to as the Predecessor Entity) for the year ending December 31, 2002 and (b) for Reorganized WKI (referred to as the Successor Entity) for each succeeding fiscal year in the Projection Period.

        The Pro-Forma Consolidated Balance Sheet for Reorganized WKI as of December 31, 2002 set forth below presents (a) the projected consolidated financial position of the Debtors and the wholly owned non-Debtor subsidiaries prior to the Effective Date of the Plan and the consummation of the transactions contemplated by the Plan; (b) the projected reorganization and fresh-start accounting adjustments to such consolidated financial position required to reflect the implementation of the Plan and consummation of the transactions contemplated by the Plan; and (c) the projected consolidated financial position of Reorganized WKI, after giving effect to the reorganization and fresh-start accounting adjustments. The adjustments set forth in the column "Reorganization Adjustments" reflect the assumed effects of implementation of the Plan and the consummation of the transactions contemplated by the Plan, including the settlement of various liabilities and related issuances of securities, cash payments and borrowings. The adjustments are described in greater detail in the notes that follow the Pro-Forma Consolidated Balance Sheet.

        The Projected Consolidated Balance Sheets as of the end of fiscal years 2002 through 2006 set forth below present the projected consolidated financial position of Reorganized WKI, after giving effect to the implementation of the Plan and consummation of the transactions contemplated by the Plan, as of the assumed Effective Date and at the end of each fiscal year in the Projection Period.

                      REORGANIZED WKI HOLDING COMPANY, INC.
                  PROJECTED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                                  (IN MILLIONS)

                                                  PROJECTED YEAR ENDING DECEMBER 31,
                                        ----------------------------------------------------
                                         PREDECESSOR              SUCCESSOR ENTITY
                                           ENTITY
                                        ----------------------------------------------------
                                           2002        2003        2004       2005       2006
                                        ---------   ---------   ---------  ---------   ---------
Net sales                                 $692.2      $719.9      $743.7     $ 768.5     $ 794.4
Cost of sales (1)                          486.6       490.1       501.7       516.4       533.0
                                          ------      ------      ------      ------      ------
    Gross profit                           205.6       229.8       242.0       252.1       261.4
Selling, general and administrative
expenses (2)                               166.7       180.3       179.9       183.7       187.3
Other expense, net                           3.3         1.7         1.7         1.7         1.7
                                          ------      ------      ------      ------      ------
Operating income                            35.6        47.8        60.4        66.7        72.4
Interest expense, net                       50.7        27.0        27.6        26.7        25.7
Reorganization items -- post-Petition
Date (3)                                   302.9          --          --          --          --
                                          ------      ------      ------      ------      ------
Income before income taxes                 287.8        20.8        32.8        40.0        46.7
Income tax expense                           2.3         5.5         6.6         9.1        11.1
                                          ------      ------      ------      ------      ------
Income before minority interest            285.5        15.3        26.2        30.9        35.6
Minority interest in earnings of
subsidiary                                  (0.1)       (0.1)       (0.1)       (0.1)       (0.1)
                                          ------      ------      ------      ------      ------
Income before cumulative effect of
change in accounting principle             285.4        15.2        26.1        30.8        35.5
Cumulative effect of change in
accounting principle (4)                    57.8          --          --          --          --
                                          ------      ------      ------      ------      ------
Net income                                 227.6        15.2        26.1        30.8        35.5
Preferred stock dividends                    3.0          --          --          --          --
                                          ------      ------      ------      ------      ------
Net income applicable to common stock     $224.6        15.2      $ 26.1      $ 30.8      $ 35.5
                                          ======      ======      ======      ======      ======


1. Cost of sales in 2002 includes $2.0 million in rationalization charges. This item is excluded from Adjusted EBITDA.

2. Selling, general and administrative expense in 2002 includes $4.5 million of professional fees related to the Chapter 11 Cases, but incurred prior to the Petition Date. In addition, $2.6 million in other rationalization charges are included in selling, general and administrative expenses in 2002. The 2003 selling, general and administrative expenses include $5.5 million in projected bankruptcy-related expenses expected to be incurred after the Effective Date. All of these items have been excluded from Adjusted EBITDA.

3.      Reorganization items -- post-Petition Date consists of:

         Gain on discharge of pre-Petition Date liabilities     $336.7
         Fresh-start revaluation loss                             (1.6)
         Write-off of deferred financing fees                    (14.1)
         Bankruptcy-related expenses                             (18.1)
                                                                ------
         Reorganization items                                   $302.9
                                                                ======


4. SFAS No. 142 trademark asset impairment. WKI is in the process of testing its existing goodwill for impairment; however, WKI has not yet determined the amount of such impairment. SFAS No. 142 allows until December 31, 2002 to determine the amount of any such impairment. Any goodwill impairment resulting from the transitional impairment test will be recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. Subsequent impairment losses will be reflected in operating income or loss in the Consolidated Statements of Operations for Reorganized WKI.

                           SCHEDULE OF ADJUSTED EBITDA
                                  (IN MILLIONS)

WKI measures operating results using Adjusted EBITDA.

                                                    PROJECTED YEAR ENDING DECEMBER 31,
                                             ------------------------------------------------
Adjusted EBITDA Calculation:                   2002       2003     2004      2005      2006
----------------------------                 --------   -------- --------  --------  --------
Operating income                              $ 35.6    $ 47.8    $ 60.4    $ 66.7     $ 72.4
Depreciation and amortization                   35.8      35.8      35.8      35.8       35.8
                                              ------    ------    ------    ------     ------
EBITDA                                          71.4      83.6      96.2     102.5      108.2
Rationalization and other charges                2.6        --        --        --         --
Pre-Petition Date professional fees
relating bankruptcy filing                       4.5        --        --        --         --
Severance and other non recurring charges        2.0        --        --        --         --
Post-Effective Date
bankruptcy-related expenses                       --       5.5        --        --         --
                                              ------    ------    ------    ------     ------
Adjusted EBITDA                               $ 80.5    $ 89.1    $ 96.2    $102.5     $108.2
                                              ======    ======    ======    ======     ======

                      REORGANIZED WKI HOLDING COMPANY, INC.
                       PRO-FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                  (IN MILLIONS)

                                               PROJECTED                               FRESH-START            PRO-FORMA
                                                DECEMBER      REORGANIZATION            ACCOUNTING           DECEMBER 31,
                                                31, 2002       ADJUSTMENTS             ADJUSTMENTS               2002
                                              -----------     -------------           ------------           -----------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                   $   58.8        $  (55.8)       (A)           $--              $    3.0
    Accounts receivable                             95.5              --                       --                  95.5
    Inventory, net                                 127.8              --                       --                 127.8
    Other current assets                             7.8              --                       --                   7.8
                                                --------                                                       --------
        Total current assets                       289.9                                                          234.1

Property, plant and equipment, net                 108.4            (1.6)       (G)                               106.8
Other long-term assets                              20.9              --                     (8.9)   (H)           12.0
Trademarks                                          84.6              --                       --                  84.6
Goodwill                                           200.3              --                      7.3    (H)          207.6
                                                --------        --------                 --------              --------
TOTAL ASSETS                                    $  704.1        $  (57.4)                $   (1.6)             $  645.1
                                                ========        ========                 ========              ========

LIABILITIES AND STOCKHOLDERS'
(DEFICIT) EQUITY
Accounts payable                                $   38.1             $--                      $--              $   38.1
Accrued professional fees                            2.8            (2.8)       (A)            --                    --
Other current liabilities                           42.9            (0.6)                      --                  42.3
                                                --------        --------                                       --------
        Total current liabilities                   83.8                                                           80.4

Liabilities subject to compromise:
    Prepetition Credit Facility                    577.1          (577.1)    (A)(B)(C)         --                    --
    Borden Credit Facility                          25.0           (25.0)      (B)(D)          --                    --
    9-5/8% Senior Subordinated Notes               200.0          (200.0)      (B)(E)          --                    --
    Industrial Revenue Bonds                         6.1            (6.1)       (G)            --                    --
    9-1/4% Senior Notes                              2.9            (2.9)       (A)            --                    --
    Accounts payable                                26.2           (26.2)      (A)(B)          --                    --
    Accrued liabilities                             25.2           (25.2)    (A)(B)(E)         --                    --
    Other liabilities                                2.9            (2.9)       (B)            --                    --
    Preferred dividends                             25.3           (25.3)      (B)(F)          --                    --
                                                --------                                                       --------
                                                   890.7                                                             --

New Senior Secured Term Loans                         --           240.1        (C)            --                 240.1
New Senior Subordinated Notes                         --           123.1        (C)            --                 123.1
Industrial Revenue Bonds                              --             4.5        (G)            --                   4.5
Pension and post-employment
benefit obligations                                 61.0              --                       --                  61.0
Other long-term liabilities                          3.7              --                       --                   3.7
                                                --------                                                       --------
        Total liabilities                        1,039.2                                                          512.8

Stockholders' (deficit) equity
    Preferred stock                                 96.7           (96.7)       (F)            --                    --
    Common equity                                  606.3           229.0    (C)(D)(E)(F)   (703.0)   (H)          132.3
    Accumulated deficit                         (1,038.1)          336.7        (B)         701.4    (H)             --
                                                ---------                                --------              --------
        Total (deficit) equity                    (335.1)                                                         132.3
                                                --------        --------                 --------              --------
                                                --------        --------                 --------              --------
TOTAL LIABILITIES AND
STOCKHOLDERS' (DEFICIT) EQUITY                  $  704.1        $  (57.4)                $   (1.6)             $  645.1
                                                ========        ========                 ========              ========

NOTES TO REORGANIZED WKI HOLDING COMPANY, INC.
CONSOLIDATED PRO-FORMA BALANCE SHEET AS OF DECEMBER 31, 2002

(A) Reflects anticipated total cash payments of $55.8 million to be paid on the Effective Date pursuant to the Plan. See "Overview of the Plan -- Sources and Uses of Cash."

(B) To record settlement of liabilities subject to compromise and other transactions in connection with the Plan. A gain totaling $336.7 million results from the discharge of $197.1 million related to the 9-5/8% Senior Subordinated Notes, $10.8 million related to the Borden Credit Facility, $82.0 million related to the Prepetition Credit Facility, $10.4 million in accounts payable, $9.3 million in accrued liabilities, $0.6 million of other liabilities and $25.3 million in preferred stock dividends (no recovery). In addition, in connection with the resolution of certain preference actions, the KKR Entities are making a contribution of $1.2 million to the Debtors' Estates as of the Effective Date, which will be used to fund a portion of the Class 10 distributions. See "Resolution and Release of Potential Claims -- The Resolution of the Recovery Actions Under the Plan -- Treatment of KKR Entities' Claims and Executory Contracts and Unexpired Leases; Releases."

(C) In accordance with the Plan, Allowed Bank Loan Claims under the Prepetition Credit Facility in the amount of $549.3 million will be converted into an estimated $104.1 million in New Common Stock, $240.1 million in principal amount of New Senior Secured Term Loans (plus a principal amount equal to the pre-Effective Date draws on letters of credit under the Prepetition Credit Facility outstanding as of the Petition Date) and $123.1 million in principal amount of New Senior Subordinated Notes.

(D) In accordance with the Plan, $25.0 million in Borden Credit Facility Claims under the Borden Credit Facility will be converted into $14.2 million of New Common Stock.

(E) In accordance with the Plan, $211.1 million of the 9-5/8% Senior Subordinated Note Claims will be converted into an estimated $14.0 million of New Common Stock.

(F) Holders of Old WKI Common Stock and Old WKI Preferred Stock will not receive any distribution under the Plan, and all outstanding shares of Old WKI Common Stock and Old WKI Preferred Stock, and any Interests related thereto (including, but not limited to, accrued preferred dividends), will be cancelled on the Effective Date.

(G) In accordance with the Plan, approximately $4.5 million of Industrial Revenue Bonds will be Reinstated and approximately $1.6 million of Industrial Revenue Bonds will be treated as set forth for Class 3.

(H) To adjust accounts in accordance with fresh-start accounting. Based on the projected reorganized enterprise value of $500.0 million, WKI expects the net assets of Reorganized WKI to decrease by $1.6 million. The fresh-start accounting entries assumed in the accompanying Consolidated Pro-Forma Balance Sheet include the elimination of unrecognized prior service cost related to WKI's pension plan, elimination of accumulated deficit and contributed capital and an increase to goodwill of $7.3 million. In addition, reorganized goodwill of $207.6 million will be allocated to individual assets and liabilities upon the Effective Date in accordance with fresh-start accounting and could result in material differences to the allocated values herein estimated. The application of fresh-start accounting likely will impact, among others, trademarks, fixed assets, pension and post-employment benefit obligations and deferred taxes.

                      REORGANIZED WKI HOLDING COMPANY, INC.
                PROJECTED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                  (IN MILLIONS)

                                                   PROJECTED YEAR ENDING DECEMBER 31,
                                       --------------------------------------------------------
                                         2002        2003        2004        2005        2006
                                       --------    --------    --------    --------    --------
ASSETS
Current assets
  Cash and cash equivalents             $  3.0      $ 20.0      $ 20.0      $ 20.0      $ 20.0
  Accounts receivable                     95.5        99.1       102.5       105.9       109.5
  Inventories, net                       127.8       123.9       127.0       131.0       135.4
  Other current assets                     7.8         7.8         7.8         7.8         7.8
                                        ------      ------      ------      ------      ------
        Total current assets             234.1       250.8       257.3       264.7       272.7

Other long-term assets                    12.0         6.7         6.7         6.7         6.7
Property, plant and equipment, net       106.8        92.0        81.2        70.4        59.5
Intangible assets                        292.2       292.2       291.5       284.8       283.8
                                        ------      ------      ------      ------      ------
TOTAL ASSETS                            $645.1      $641.7      $636.7      $626.6      $622.7
                                        ======      ======      ======      ======      ======

LIABILITIES AND STOCKHOLDERS'
EQUITY
Current liabilities
  Accounts payable                      $ 38.1      $ 38.3      $ 39.3      $ 40.5      $ 41.8
  Other current liabilities               42.3        48.0        48.0        48.0        48.0
                                        ------      ------      ------      ------      ------
        Total current liabilities         80.4        86.3        87.3        88.5        89.8

New Senior Secured Term Loans            240.1       218.8       189.2       152.4       110.3
New Senior Subordinated Notes            123.1       123.1       123.1       123.1       123.1
Industrial revenue bonds                   4.5         3.7         2.9         2.1         1.3
Other long-term liabilities               64.7        62.3        60.6        56.1        58.3
                                        ------      ------      ------      ------      ------
        Total liabilities                512.8       494.2       463.1       422.2       382.8

Stockholders' equity
  Common equity                          132.3       132.3       132.3       132.3       132.3
  Retained earnings                         --        15.2        41.3        72.1       107.6
                                        ------      ------      ------      ------      ------
        Total stockholders' equity       132.3       147.5       173.6       204.4       239.9
                                        ------      ------      ------      ------      ------

                                        ------      ------      ------      ------      ------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                    $645.1      $641.7      $636.7      $626.6      $622.7
                                        ======      ======      ======      ======      ======

                      REORGANIZED WKI HOLDING COMPANY, INC.
           PROJECTED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                  (IN MILLIONS)

                                                               PROJECTED YEAR ENDING DECEMBER 31,
                                                 ----------------------------------------------------------
                                                 PREDECESSOR           SUCCESSOR ENTITY
                                                   ENTITY
                                                 ------------ ---------------------------------------------
                                                     2002        2003         2004       2005        2006
                                                  ---------    --------     --------   --------    --------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                          $227.6       $ 15.2      $ 26.1      $ 30.8      $ 35.5
Adjustments to reconcile net income to net
cash (used in) provided by operating
activities:
  Depreciation and amortization                       35.8         35.8        35.8        35.8        35.8
  Impairment loss of intangible assets                57.8           --          --          --          --
  Provision for deferred income taxes                   --           --         2.0         2.0         1.7
Change in operating assets and liabilities:
  Accounts receivable                                 (2.4)        (3.6)       (3.4)       (3.4)       (3.6)
  Inventory                                           29.9          3.9        (3.1)       (4.0)       (4.4)
  Accounts payable                                    (1.0)         0.2         1.0         1.2         1.3
  Other assets and liabilities                       (36.5)         8.6        (3.0)        0.2         1.6
Reorganization items:
  Gain on discharge of prepetition liabilities      (336.7)          --          --          --          --
  Fresh-start revaluation                              1.6           --          --          --          --
  Write-off of deferred financing fees                14.1
                                                    ------       ------      ------      ------      ------
Net cash (used in) provided by operating
activities                                           (11.4)        60.1        55.4        62.6        67.9

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures                                 (20.0)       (25.0)      (25.0)      (25.0)      (25.0)
Net proceeds from sale of assets                        --          4.0          --          --          --
                                                    ------       ------      ------      ------      ------
Net cash used in investing activities                (20.0)       (21.0)      (25.0)      (25.0)      (25.0)

CASH FLOW FROM FINANCING ACTIVITIES:
Payment of Prepetition Credit Facility --
prepayments                                           (3.6)          --          --          --          --
Payment of Tranche B Revolving Claims                (25.0)          --          --          --          --
Payment of Prepetition Credit Facility --
scheduled payments                                    (3.0)          --          --          --          --
Payment of Industrial Revenue Bonds                   (0.8)        (0.8)       (0.8)       (0.8)       (0.8)
Payment of New Senior Secured Term Loans                --        (21.3)      (29.6)      (36.8)      (42.1)
                                                    ------       ------      ------      ------      ------
Net cash used in financing activities                (32.4)       (22.1)      (30.4)      (37.6)      (42.9)

(DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS                                          (63.8)        17.0          --          --          --
                                                    ------       ------      ------      ------      ------
Cash and cash equivalents - beginning of year         66.8          3.0        20.0        20.0        20.0
                                                    ------       ------      ------      ------      ------
Cash and cash equivalents - end of year             $  3.0       $ 20.0      $ 20.0      $ 20.0      $ 20.0
                                                    ======       ======      ======      ======      ======


            Note: See Notes to Pro-Forma Consolidated Balance Sheet.

MANAGEMENT

        CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF WKI

        The following table sets forth certain information concerning the directors and executive officers of WKI as of October 15, 2002. As of the Effective Date, Reorganized WKI's Board of Directors will be comprised of individuals who will be identified prior to the Confirmation Hearing. See "-- Reorganized WKI Board of Directors." The Debtors contemplate that the executive officers will continue to serve in such capacities with Reorganized WKI after the Effective Date.

        NAME                        AGE    POSITION
        ----                        ---    --------
        James A. Sharman            42     President and Chief Executive Officer
        C. Robert Kidder            57     Director and Chairman of the Board
        Michael M. Calbert          40     Director
        Brian F. Carroll            31     Director
        Kevin M. Kelley             45     Director
        Scott M. Stuart             43     Director
        Joseph W. McGarr            51     Senior Vice President and Chief Financial Officer
        Raymond J. Kulla            55     Vice President, Secretary and General Counsel
        Alexander Lee               41     President OXO International
        Jeffrey H. Mei              58     Vice President, Asia Pacific

James A. Sharman was appointed President and Chief Executive Officer of WKI effective October 11, 2002. Previously, he held the position of Senior Vice President, Household Products Division & Supply Chain Management of WKI since September 7, 2001, and as Senior Vice President Supply Chain Operations of WKI since April 2001. Prior to that, he was Chief Executive Officer of Rubicon Technology, a Chicago-based manufacturing company. Prior to that, he served as Senior Vice President, Supply Chain Management of CNH Global N.V. ("CNH Global"), a company formed in November 1999 from the merger of Case Corporation ("Case") and New Holland N.V., since its formation. Prior to that, he served as Vice President and General Manager, Latin America with Case since 1998.

C. Robert Kidder was elected a Director and Chairman of the Board of WKI on April 1, 1998. He was elected a Director, Chairman of the Board and Chief Executive Officer of Borden on January 10, 1995, and continues in those positions. Mr. Kidder is a director of Borden and Elmer's Products, Inc. ("Elmer's"). He also is a director of Electronic Data Systems Corporation and Morgan Stanley Dean Witter & Co. Mr. Kidder is a member of the Executive Committee of WKI's Board of Directors.

Michael M. Calbert became a Director of WKI on August 24, 2000 and joined KKR in 2000. Prior to joining KKR, he was Senior Vice President and Chief Financial Officer of Randall's Food Markets, Inc. ("Randall's"), a portfolio company purchased by KKR in June 1997 and sold to Safeway Inc. in September 1999. He began his career with Randall's as a Senior Vice President, Corporate Development, where he was responsible for various initiatives, including the integration of a major acquisition, implementation of a distribution network and the design and implementation of a comprehensive performance management system. From 1985 to 1994, he was a management consultant with Arthur Andersen Worldwide, where he was involved in various strategic, systems and process design projects for a broad range of industries. He also is a director of Shoppers Drug Mart. Mr. Calbert is Chairman of the Audit Committee and is a member of the Executive Committee of WKI's Board of Directors.

Brian F. Carroll was elected a Director of WKI in April 2000. He has been an executive of KKR since July 1999. From September 1997 to June 1999, he attended the Stanford University Graduate School of Business. From March 1995 to August 1997, he was an Executive of KKR. Prior thereto, he was an investment banker with Donaldson, Lufkin & Jenrette Securities Corporation. He is a director of Borden and Rockwood Specialties, Inc. Mr. Carroll is a member of the Audit Committee and of the Executive Committee of WKI's Board of Directors.

Kevin M. Kelley has been a Director of WKI since April 30, 1999. He has served as Executive Vice President, Corporate Strategy and Development of Borden since April 1999. Prior to that, since April 1996, he was Managing

Director of Ripplewood Holding, LLC. From January 1995 to April 1996, he was a Managing Director with Onex Investment Corporation. He also is a director of AEP Industries, Inc.; Borden; and Elmer's.

Scott M. Stuart has been a Director of WKI since February 7, 2001. He has been a member of KKR & Co., LLC since 1996, was a General Partner of KKR and has been a General Partner of KKR Associates, L.P. since January 1995. He began as an Executive with KKR in 1986. He is also a director of AEP Industries, Inc.; The Boyds Collection, Ltd.; DPL, Inc.; and Borden. Mr. Stuart is a member of the Executive Committee of WKI's Board of Directors.

Joseph W. McGarr was appointed Senior Vice President and Chief Financial Officer of WKI effective May 7, 2001. Prior to that, he was Executive Vice President and Chief Financial Officer of Fort James Corporation in Deerfield, Illinois. During his 19-year career with Fort James, he served in a variety of strategic finance, supply chain and marketing positions.

Raymond J. Kulla was appointed Vice President, General Counsel and Secretary of WKI on November 1, 1999. Prior to that, he was the Vice President, General Counsel & Secretary for GHC from October 1995 to September 1999.

Alexander Lee was appointed President of OXO International on October 14, 1999. Prior to this appointment, he was the President of OXO International Division of GHC. He held various management positions with GHC from September 1994 through October 1999.

Jeffrey H. Mei was appointed Vice President - Asia Pacific of WKI effective October 1, 1999. Prior to that, he was the General Manager Asia & Managing Director of WKI from 1991 to 1999. Prior to that, he was Area Sales Manager - Asia from 1988 to 1991.

        EXECUTIVE COMPENSATION

        The following tables and charts set forth information with respect to benefits made available, and compensation paid or accrued, by WKI during the years ended December 31, 2001, December 31, 2000 and December 31, 1999 for services by the person serving as chief executive officer at December 31, 2001, the former chief executive officer, the four other most highly compensated executive officers whose total salary and bonus exceeded $100,000, and one other executive who would have been among the four other most highly compensated executive officers had he been employed by WKI at December 31, 2001.

                                                     Annual Compensation                           Long-Term Compensation
                                        ----------------------------------------------  -------------------------------------------
                                                                                             Awards         Payouts
                                                                                             --------      ---------
                                                                                                           Long-Term
                                                                          Other Annual     Securities      Incentive    All Other
           Name and                             Salary         Bonus      Compensation     Underlying         Plan     Compensation
      Principal Position                Year     ($)            ($)           ($)         Options (6)      Payouts($)     ($)(7)
      ------------------                ----     ----           ----      ------------    -----------      ----------  ------------
Steven G. Lamb                          2001   547,692        200,000         60,000      3,000,000          1,808             --
Former President and                    2000       N/A            N/A            N/A            N/A            N/A            N/A
Chief Executive Officer (1)             1999       N/A            N/A            N/A            N/A            N/A            N/A

Nathaniel C. Stoddard (2)               2001    62,500             --        120,000             --          2,404      1,029,230
Former President and                    2000   437,500        386,122         60,000        514,287             --         89,374
Chief Executive Officer                 1999       N/A            N/A            N/A            N/A            N/A            N/A

Alexander Lee (3)                       2001   287,500         59,000         25,000             --          2,550             --
President,                              2000   300,000        250,000          6,850        300,000          5,317         18,750
OXO International                       1999   240,000        379,940          6,536             --             --          2,400

Dennis G. Brown (4)                     2001   188,125             --         16,667             --          3,555        454,502
Former Senior Vice President            2000   191,189        159,913         25,000        120,000          3,484             --

                                                     Annual Compensation                           Long-Term Compensation
                                        ----------------------------------------------  -------------------------------------------
                                                                                             Awards         Payouts
                                                                                             --------      ---------
                                                                                                           Long-Term
                                                                          Other Annual     Securities      Incentive    All Other
           Name and                             Salary         Bonus      Compensation     Underlying         Plan     Compensation
      Principal Position                Year     ($)            ($)           ($)         Options (6)      Payouts($)     ($)(7)
      ------------------                ----     ----           ----      ------------    -----------      ----------  ------------
Sales and Marketing                     1999       N/A            N/A            N/A            N/A            N/A            N/A

Raymond J. Kulla (3)                    2001   225,000         10,000         25,000             --          5,400         38,123
Vice President,                         2000   225,000         28,125         25,000        257,142            342          6,716
Secretary and General Counsel           1999   187,000        313,825          6,860             --          1,017          1,600

Joseph W. McGarr                        2001   250,205         50,000         35,000      1,200,000          3,120          4,523
Senior Vice President and               2000       N/A            N/A            N/A            N/A            N/A            N/A
Chief Financial Officer                 1999       N/A            N/A            N/A            N/A            N/A            N/A

James A. Sharman                        2001   198,910         50,000         35,000      1,050,000          3,021             --
Senior Vice President,                  2000       N/A            N/A            N/A            N/A            N/A            N/A
Household Products Division
and                                     1999       N/A            N/A            N/A            N/A            N/A            N/A
Supply Chain Management (5)

(1)     Steven G. Lamb resigned in October 2002.

(2)     Nathaniel C. Stoddard resigned in the first quarter of 2001.

(3) Information relating to 1999 includes compensation earned while employed by GHC, which was acquired by WKI in the fourth quarter of 1999.

(4)     Dennis G. Brown resigned in the third quarter of 2001.

(5) James A. Sharman was appointed President and Chief Executive Officer in October 2002.

(6) Under the Plan, all options and other agreements in respect of the Old WKI Common Stock will be canceled.

(7)     All Other Compensation includes severance and moving costs.

        REORGANIZED WKI BOARD OF DIRECTORS

        Under the DGCL, the business and affairs of Reorganized WKI will be managed under the direction of the Board of Directors of Reorganized WKI.

        As of the Effective Date, the initial Board of Directors of Reorganized WKI will consist of seven members, of which one will be the Chief Executive Officer of Reorganized WKI and of which one will be selected by Borden. The remaining five directors will be selected by the holders of a majority of shares of the New Common Stock issued to the holders of the Bank Loan Claims. The initial chairman of the board of directors will be selected by the holders of a majority of shares of the New Common Stock issued to the holders of the Bank Loan Claims, and may, but need not be, an officer of WKI. The identity of the initial directors will be disclosed in a Filing with the Bankruptcy Court as soon as the information is available, but in any event no later than ten days prior to the deadline to object to Confirmation of the Plan. As long as the Stockholders' Agreement is in effect, and so long as certain events set forth in the Stockholders' Agreement do not occur, any vacancies on the Board of Directors will be filled in accordance with the terms thereof.

        Pursuant to the Stockholders' Agreement, the Amended By-Laws of Reorganized WKI will provide that directors may only be removed (a) for cause (as defined in such agreement) by stockholders holding at least two-thirds of the New Common Stock and (b) with or without cause by the constituency entitled to designate such director under such agreement. Also pursuant to the Stockholders' Agreement, the Board of Directors will not be a classified board.

        Pursuant to the Stockholders' Agreement, action may be taken without a meeting upon the written consent of stockholders holding a majority of the New Common Stock (or with respect to certain specified actions, such greater percentage as may be required by the Amended Certificate, the Amended By-Laws, the Stockholders' Agreement or the DGCL). The Debtors anticipate that the first annual meeting of the stockholders of Reorganized WKI following the Effective Date will be held in 2003 at such time and on such Business Day as Reorganized WKI's Board of Directors determines.

        BOARD COMMITTEES

        The Amended By-Laws of Reorganized WKI provide that Reorganized WKI's Board of Directors may establish an Executive Committee or any other committees as it may from time to time determine are necessary. The Debtors contemplate that the Board of Directors of Reorganized WKI may establish an Executive Committee and will establish an Audit Committee and a Compensation Committee as of or promptly after the Effective Date. The composition of such committees has not been determined, but the membership of the Audit Committee will be comprised of at least three independent directors, and the Debtors expect that the members of the Compensation Committee will be non-employee directors. Under the Amended By-Laws, a committee will possess and may exercise all of the power and authority granted to it by the Board of Directors consistent with the DGCL, provided that such committees may not fill vacancies among the directors or any committee thereof.

        If Reorganized WKI's Board of Directors establishes an Executive Committee, such committee will possess and may exercise, subject to the control and direction of the Board of Directors, all the powers of the Board of Directors in the management and control of the business of Reorganized WKI, regardless of whether such powers are specifically conferred by the Amended By-Laws; provided, however, that the Executive Committee will have no right to
(a) approve a merger or consolidation of Reorganized WKI with or into any other entity or any other material business combination transaction involving Reorganized WKI or any of its significant subsidiaries, (b) authorize the sale of all or substantially all of the assets of Reorganized WKI or (c) fill any vacancies on the Executive Committee or the Board of Directors.

        The Audit Committee, in accordance with a charter to be adopted prior to the Effective Date, is expected to review: (a) the professional services to be provided by Reorganized WKI's independent auditors and the independence of such firm from management of Reorganized WKI; (b) the scope of the audit by Reorganized WKI's independent auditors; (c) the annual financial statements of Reorganized WKI; (d) Reorganized WKI's systems of internal accounting controls;
(e) such other matters with respect to the accounting, auditing and financial reporting practices and procedures of Reorganized WKI as it may find appropriate or necessary, or as may be brought to its attention; and (f) such other matters as may be required to be reviewed or be under the direction of an audit committee pursuant to law or the rules and regulations of any exchange or trading market on which Reorganized WKI's securities may be listed or traded.

        The Compensation Committee is expected to: (a) review executive salaries; (b) administer the bonus, incentive compensation and Management Stock Plan of Reorganized WKI; (c) approve the salaries and other benefits of the executive officers of Reorganized WKI; and (d) administer all employee benefit plans of Reorganized WKI (except to the extent that some or all of such duties are delegated to a subcommittee appointed by the Compensation Committee). See "-- Employee Benefit Matters -- Existing Benefit Plans and Agreements" and "-- New Benefit Programs; Continuation or Termination of Existing Plans and Agreements." In addition, the Compensation Committee is expected to advise and consult with Reorganized WKI's management regarding benefit plans and compensation policies and practices of Reorganized WKI.

        DIRECTOR COMPENSATION

        Commencing on the Effective Date, each non-employee director of Reorganized WKI will be paid such compensation as is determined by the Debtors, which compensation is anticipated to be disclosed in a Filing with the Bankruptcy Court prior to the Confirmation Hearing. Such directors also may participate in the Management Stock

Plan. See "-- Employee Benefit Matters -- New Benefit Programs; Continuation or Termination of Existing Plans and Agreements."

EMPLOYEE BENEFIT MATTERS

        The description of the Debtors' benefit plans and agreements set forth below under "Employee Benefit Matters" is provided for informational purposes only and is qualified in all respects by the actual terms of such arrangements. Nothing contained herein shall have the effect of modifying the term of any of the benefit plans and agreements discussed below or altering any party's rights or obligations thereunder.

        EXISTING BENEFIT PLANS AND AGREEMENTS

        On the Petition Date, WKI's employees participated in various retirement, incentive and welfare plans, which were sponsored by WKI. In addition, WKI's employees participated in two qualified retirement savings plans sponsored by Borden (collectively, the "Borden Savings Plans"), subject to the direct payment of, or the reimbursement to Borden for, the cost of such participation. Effective October 1, 2002, the Debtors ceased participating in the Borden Savings Plans and adopted a new stand-alone savings plan, which is sponsored and administered by WKI.

        The following discussion summarizes the principal terms of the Debtors' employee benefit plans as in effect on the Petition Date (or October 1, 2002 in the case of the new WKI Savings Plan described below). With certain limited exceptions, the Debtors are providing and intend to continue to provide after the Effective Date benefit plans substantially similar to those provided prior to the Effective Date. The Debtors also intend to adopt certain new benefit plans. See "-- New Benefit Programs; Continuation or Termination of Existing Plans and Agreements" for a description of (a) new benefit plans that will be adopted and (b) existing benefit plans that will be terminated, in each case as of or following the Effective Date. All employees of the Debtors are employed by WKI. The Subsidiary Debtors do not directly employ any employees.

        Savings Plans. Prior to October 1, 2002, most employees of WKI were eligible to participate in the Borden Savings Plans. The Debtors ceased participating in these plans effective October 1, 2002, at which time the account balances of all current and former employees of WKI were transferred to a new 401(k) plan sponsored by WKI called the World Kitchen Retirement Income Plan (the "WKI Savings Plan"). The WKI Savings Plan provides benefits that are substantially identical to those previously provided under the Borden Savings Plans.

        The WKI Savings Plan covers substantially all regular full-time employees of WKI, other than certain collectively-bargained employees who are covered under the other savings plans described below. Under the Borden Savings Plans and the WKI Savings Plan, eligible employees may make before-tax and after-tax contributions of up to 25% of compensation. Non-union employees receive employer matching contributions equal to 50% of the first 5% of employee contributions, while union employees receive different levels of matching contributions depending on their years of service. In addition, (a) non-union salaried and certain non-union hourly employees receive mandatory profit sharing contributions equal to between 2% and 5% of eligible compensation (based on a formula that takes into account age and service) and (b) union employees with at least ten years of service receive mandatory profit sharing contributions equal to 1.175% of eligible compensation. Finally, non-union salaried and certain non-union hourly employees may receive additional discretionary profit sharing contributions (not exceeding 5% of eligible compensation) depending on WKI's success in meeting pre-established performance targets for the year.

        WKI also sponsors the EKCO Group, Inc. 401(k) Retirement Plan ("EKCO Group Plan") and the EKCO Housewares, Inc. 401(k) Retirement Plan for Employees Represented by the International Brotherhood of Teamsters Local 714 ("EKCO Housewares Plan"). Sponsorship of these plans was transferred from various subsidiaries of WKI to WKI on April 15, 2002. Both the EKCO Group Plan and EKCO Housewares Plan provide benefits only to certain collectively-bargained employees. Salaried benefits under the EKCO Group Plan were frozen as of December 31, 2001 and those employees now participate in the Borden Savings Plans and will participate in the WKI Savings Plan. Under both the EKCO Group Plan and the EKCO Housewares Plan, eligible employees may make before tax contributions of up to 15% of compensation. Employees hired after October 8, 2001 receive employer matching contributions under the EKCO Group Plan equal to 50% of the first 5% of employee contributions. Employees in the EKCO Housewares Plan do not receive matching contributions, but are eligible for mandatory profit sharing contributions equal to either 1% or 2% of eligible pay, depending on years of service.

        Frozen or Merged Qualified Savings Plans. A subsidiary of WKI sponsored the General Housewares Corporation Long Term Savings and Investment Plan 401(k) (the "GHC Plan"). Benefits under the GHC Plan were frozen effective December 31, 2001, and the GHC Plan was merged into the Borden Savings Plans as of such date. The former GHC Plan participants began participating in the Borden Savings Plans effective January 1, 2002 and continue to participate in the WKI Savings Plan.

        Qualified Pension Plans. WKI sponsors the WKI Pension Plan. Prior to December 31, 2001, most employees of WKI were covered by the WKI Pension Plan. Effective December 31, 2001, benefit accruals for most salaried employees and certain hourly employees were frozen. Benefit accruals continue under a final/career average pay/service formula for certain "grandfathered" salaried and non-union hourly employees who were at least age 50 with 15 years of service as of December 31, 2001. Various other qualified defined benefit pension plans were merged into the WKI Pension Plan on or before October 1, 2001.

        The only employees who continue to accrue benefits under the WKI Pension Plan are certain collectively-bargained employees. In general, benefit accruals for these employees are based on a negotiated dollar amount (specified in the various collective bargaining agreements) multiplied by an employee's years of service with WKI. Effective May 1, 2002, the assets of the WKI Pension Plan were transferred from the Master Trust Agreement between Borden and the Bank of New York to a new-stand alone master trust sponsored by WKI.

        Upon Confirmation of the Plan, Reorganized WKI and the other Reorganized Debtors shall continue to sponsor the WKI Pension Plan, fund the WKI Pension Plan in accordance with the minimum funding standards under ERISA and the Internal Revenue Code, pay all required PBGC insurance premiums and administer and operate the WKI Pension Plan in accordance with its terms and ERISA's provisions. The Debtors' reorganization process and the Plan in no way discharge, release or relieve the Debtors, Reorganized WKI, the other Reorganized Debtors, any member of their respective controlled groups (as defined in 29 U.S.C. Section 1301(a)(14)) or any other party, in any capacity, from any liability with respect to the WKI Pension Plan under any law or regulatory provision relating to the WKI Pension Plan. The PBGC and the WKI Pension Plan shall not be enjoined or precluded from enforcing such liability as a result of the Plan's provisions or Confirmation thereof.

        Borden sponsors the Borden Pension Plan. This plan was established and maintained for the benefit of groups of employees who are not employed by WKI. WKI has not contributed to the Borden Pension Plan, nor have any of WKI's employees ever participated in the Borden Pension Plan while employed by WKI.

        The WKI Pension Plan and the Borden Pension Plan (collectively, the "Qualified Pension Plans") are defined benefit pension plans that (a) are covered by Title IV of ERISA and (b) are subject to the minimum funding standards of ERISA and the Internal Revenue Code. WKI and Borden are considered to be members of the same "controlled group" of corporations for purposes of ERISA and the Internal Revenue Code and thus are jointly and severally liable for (i) any funding deficiency or unpaid PBGC premiums with respect to any of the Qualified Pension Plans and (ii) any unfunded benefit liabilities if any of the Qualified Pension Plans are terminated, either by the plan sponsor or by the PBGC.

        Pursuant to the WKI/KKR Entity Release and Indemnification Agreement, in order to address the relative rights and obligations of WKI and Borden in connection with the Qualified Pension Plans, WKI is exploring the possibility of entering into the PBGC Pension Agreement with the PBGC and Borden. The PBGC Pension Agreement, which has not yet been negotiated, is intended to address the PBGC's rights to terminate the WKI Pension Plan and/or the Borden Pension Plan and certain claims that the PBGC potentially may assert related to any underfunding of the WKI Pension Plan and/or the Borden Pension Plan. The PBGC currently has contingent claims against Borden and WKI (and related entities) estimated by WKI to be (a) approximately $53 million for the amount of the underfunding of the WKI Pension Plan on a PBGC termination basis and (b) approximately $115 million for the amount of underfunding of the Borden Pension Plan on a PBGC termination basis. The PBGC has Filed, in addition to other unliquidated Claims, contingent proofs of Claim against each of the Debtors in the estimated amounts of (a) $72.7 million relating to the potential termination of the WKI Pension Plan and (b) $114,300,000 relating to the potential termination of the Borden Pension Plan (collectively, the "PBGC Termination Claims"). In the PBGC Termination Claims, the PBGC asserts that these amounts are entitled to treatment as Administrative Claims or Priority Tax Claims; however, WKI believes that all or substantially all of the PBGC Termination Claims are only entitled to treatment as general unsecured Claims. The PBGC has indicated that it will not release the PBGC Termination Claims unless and until Borden, WKI and the PBGC enter into the PBGC Pension Agreement; however, the PBGC Termination Claims are contingent and only become obligations of the Debtors' Estates if one or both of the Qualified Pension Plans are terminated before the Effective Date. In particular, if the Borden Pension Plan is not terminated prior to the Effective Date, the Debtors believe that they would have no further obligations or liability with respect to the Borden Pension Plan from and after the Effective Date. See "Risk Factors -- Potential Pension Plan Termination Liabilities."

        Non-Qualified Retirement Plans and Agreements. GHC, a subsidiary of WKI, is the sponsor of the General Housewares Corp. Supplemental Executive Retirement Plan, the General Housewares Corp. Supplemental Retirement Plan for Tom Whapham and the Supplemental Executive Retirement Plan Agreement for John Muller, Jr. (collectively, the "GHC Non-Qualified Plans"). The benefits under the GHC Non-Qualified Plans (all of which were frozen no later than December 31, 2001) were intended to (a) provide additional retirement benefits for certain participants or (b) compensate other participants for the Internal Revenue Code limitations imposed on participants in a defined benefit pension plan, which previously was merged into the WKI Pension Plan.

        WKI is the sponsor of the WKI Holding Company, Inc. Executives Supplemental Pension Plan (the "WKI SERP"). The WKI SERP provides three types of benefits to current and former WKI executives: (a) benefits intended to compensate for the Internal Revenue Code limitations imposed on participants in the WKI Pension Plan, (b) benefits intended to compensate for the Internal Revenue Code limitations imposed on participants under the WKI Savings Plan (and previously the Borden Savings Plans) and (c) the opportunity to defer receipt of certain compensation and receive a guaranteed rate of return thereon. The benefits under the WKI SERP originally were provided under the Borden, Inc. Executives Supplemental Pension Plan (the "Borden SERP"). However, WKI always paid all of the benefits to the WKI employees under the Borden SERP. Effective April 4, 2002, the liabilities under the Borden SERP with respect to the current and former employees of WKI were transferred to the WKI SERP.

        The non-qualified pension benefits under the WKI SERP were frozen effective December 31, 2001 (when the underlying WKI Pension Plan accruals were frozen for salaried employees). All other benefits under the WKI SERP (other than continued interest credits) were frozen effective April 4, 2002.

        WKI also agreed to provide certain "highly compensated employees" who were participants in the WKI Pension Plan on December 31, 2001 and who had attained age 50 and completed 15 years of service as of such date with non-qualified defined benefit pension benefits under an excess benefit plan (the "WKI Excess Plan") in an amount equal to the difference between what they would have accrued under the WKI Pension Plan through 2006 (had it not been frozen) and what they are expected to receive under the WKI Savings Plan.

        As of August 15, 2002, the present value of the projected benefit obligations for defined benefit payments under the GHC Non-Qualified Plans, the WKI SERP and the WKI Excess Plan were approximately $4,127,800 in the aggregate, and, as of August 30, 2002, the amount owed to current and former employees under the defined contribution portion of the WKI SERP was approximately $68,912. The Debtors will terminate these plans, agreements and arrangements, which, except as described in the following sentence, will give rise to Unsecured Claims against the Debtors by the participants in these plans, agreements and arrangements, subject to treatment, as applicable, in Class 8 or Class 10 under the Plan. Three current executives could receive additional benefits (totaling approximately $150,000 in the aggregate for all three executives) under the WKI KERP, subject to the terms and conditions thereof, in exchange for a waiver of their creditor rights under the GHC Non-Qualified Plan and the WKI SERP. See "-- New Benefit Programs; Continuation or Termination of Existing Plans and Agreements."

        Health and Welfare Benefits. WKI's employees participate in health and welfare plans primarily sponsored by WKI. The Debtors intend to continue these health and welfare plans prior to and after the Effective Date. A few welfare benefit plans (such as the prescription drug benefit) currently are sponsored by Borden, although WKI pays directly for, or reimburses Borden for, the cost of these benefits. The Debtors intend to establish similar plans sponsored by WKI and continue these plans prior to and after the Effective Date.

          Retiree Medical and Life Insurance Benefits. The Debtors' retirees (including, in some instances, retired union employees, to the extent required under applicable collective bargaining agreements) meeting certain age and service requirements are provided with post-retirement medical benefits and post-retirement life insurance benefits. The benefit levels for collectively bargained employees vary depending on negotiated agreements. WKI announced in late 2001 that (a) it will no longer provide any employer contribution towards the cost of post-retirement medical benefits for non-bargaining employees who retire on or after April 1, 2003 (with the exception of certain grandfathered WKI employees whose company subsidy for retiree medical benefits will be phased out by December 31, 2004) and (b) post-retirement life insurance benefits are being eliminated on March 1, 2003. Certain "grandfathered" former EKCO salaried employees will retain both subsidized retiree medical and life insurance benefits. The Reorganized Debtors will continue to be obligated to pay retiree life and medical insurance benefits from and after the Effective Date to the extent required by section 1114(a) of the Bankruptcy Code. See "General Information Concerning the Plan - Legal Effects of the Plan - Continuation of Certain Employee and Retiree Benefits."

          Severance Policy. WKI maintains a severance policy (the "World Kitchen Severance Policy") under which WKI provides severance benefits to eligible employees, which generally are comprised of all non-collectively bargained full-time and part-time (over 20 hours per week) employees, other than part-time factory store employees. Severance benefits consist of severance pay and the continuation of certain employee benefits for a specified period of time. Severance benefits are made for a period of time ranging from four to 52 weeks, depending upon the individual employee's years of continuous service. Certain executive employees are eligible for enhanced severance benefits as part of the WKI KERP described under "-- New Benefit Programs; Continuation or Termination of Existing Plans and Agreements."

          WKI also has negotiated severance benefits for union employees upon the closure of a plant at the Debtors' Massillon, Ohio and Monee, Illinois facilities. The Massillon union employees receive the greater of the last full vacation pay or last holiday paid to the employee multiplied by days in the last full vacation period, and medical coverage is provided for 90 days. At the Monee facility, union employees will receive one to eight weeks of base wages if they continue employment through termination of employment by WKI. The collective bargaining agreements related to the Charleroi, Pennsylvania, Corning, New York and Greencastle, Pennsylvania facilities provide that such benefits will be negotiated at the time of the plant closing.

          WKI closed the Martinsburg Facility in November 2001. Under the terms of a negotiated severance agreement, severance pay for former Martinsburg union employees equals 0.5 weeks pay per year of service (minimum 2 weeks pay), plus incentive, medical, dental and life insurance coverage through the severance period, unused vacation pay, seminar and training benefits and additional retirement service for those employees who reach age 55 within 18 months of termination.

         Finally, WKI has entered into various severance agreements with employees who were terminated prior to the Petition Date. These agreements provide for various amounts of severance pay and/or the continuation of benefits, in addition to the benefits which would have been provided under the World Kitchen Severance Policy or applicable collective bargaining agreements.

          In connection with the commencement of the Chapter 11 Cases, the Debtors obtained authority to pay, and thereafter have paid, certain prepetition claims arising under the World Kitchen Severance Policy, including with respect to former employees of WKI whose employment was terminated prior to the Petition Date (collectively, "Prepetition Employees"). By an Order of the Bankruptcy Court dated August 19, 2002, payments of ongoing severance to non-union Prepetition Employees from and after August 19, 2002 were ceased, except to the extent that a Prepetition Employee had not yet received severance payments from and after the Petition Date aggregating more that the $4,650 priority claim amount established by section 507(a)(4) of the Bankruptcy Code, in which case the Debtors were permitted to continue making severance payments until the aggregate of postpetition payments to such Prepetition Employee aggregated $4,650. The Debtors believe that any unpaid severance obligations owing to Prepetition Employees will give rise to Unsecured Claims against the applicable Debtors, subject to treatment, as applicable, in Class 8 or Class 10 under the Plan.

          Equity Plan. WKI sponsors the 1998 Stock Option and Purchase Plan for Key Employees (the "Old Stock Plan") for key employees of WKI (and its majority-owned subsidiaries) and for specified non-employees. The Old

Stock Plan provides for grants of incentive stock options, non-qualified stock options, share appreciation rights, restricted stock, purchase stock, dividend equivalent rights, performance units, performance shares and other equity-based awards determined by the Compensation Committee of WKI's Board of Directors. Up to 8,871,428 shares of Old WKI Common Stock were available for grants under the Old Stock Plan. Under the Plan, all awards will be canceled and the recipients of such awards will not receive any distribution under the Plan. WKI intends to adopt the Management Stock Plan, in substantially the form attached as Exhibit I.A.59 to the Plan, to attract, retain and motivate key employees following the Effective Date. See "-- New Benefit Programs; Continuation or Termination of Existing Plans and Agreements."

          Annual Incentive Plan. WKI sponsors an annual incentive plan for all regular, full time employees who have been employed for at least six months and are employed on the last day of a calendar year. Cash amounts ("Annual Incentive Bonuses") are paid in the following year to eligible employees if certain pre-established targets are met.

          Employment Agreements. Following the Petition Date, WKI agreed to the terms of the Original Senior Management Agreements with three senior executives and sought authority from the Bankruptcy Court to enter into each of these agreements. After the resignation of Steven G. Lamb, former President and Chief Executive Officer of WKI, on October 9, 2002, the Debtors' request to enter into the Original Senior Management Agreements was withdrawn. Thereafter, WKI agreed to the terms of the Senior Executive Agreements with WKI's new President and Chief Executive Officer, James A. Sharman, and WKI's Senior Vice President and Chief Financial Officer, Joseph W. McGarr. On November 1, 2002, the Debtors Filed a motion for authority to enter into the proposed Senior Executive Agreements, which currently is scheduled to be heard by the Bankruptcy Court on November 25, 2002. See "Operations During the Chapter 11 Cases - Commencement of Chapter 11 Cases and Related Case Administration Activities - Key Employee Retention Program and Management Employment Agreements." In addition, WKI (as successor to CCPC Holding Company, Inc.) also is a party to an employment agreement with Alexander Lee as President of OXO International, a division of GHC, which agreement remains in effect through December 31, 2002 and automatically extends for additional one-year periods unless either party terminates the agreement within certain time periods. In connection with the implementation of the Plan, on the Effective Date, Reorganized WKI will enter into new management employment agreements with Mr. Lee and Raymond J. Kulla, WKI's Vice President, Secretary and General Counsel, on the terms set forth in
Exhibit IV.C.3.a to the Plan. See "-- New Benefit Programs; Continuation or Termination of Existing Plans and Agreements - Employment Agreements."

          NEW BENEFIT PROGRAMS; CONTINUATION OR TERMINATION OF EXISTING PLANS AND AGREEMENTS

          General. One of the key elements of the Debtors' business plan is a compensation and benefit program designed to attract, retain and provide incentives to directors, officers and key employees and to provide such persons appropriate incentives and rewards for superior performance. Except as provided below, the Reorganized Debtors expect to continue all of their current employee benefit plans or replace such plans with similar plans.

          Prior Non-Qualified Retirement Plans and Agreements. As described above, the Debtors have determined to terminate the GHC Non-Qualified Plans, the WKI SERP and the WKI Excess Plan as of the Effective Date. The termination of these plans will give rise to Unsecured Claims against the applicable Debtors by the participants in these plans, which will be treated, as applicable, in Class 8 or Class 10 under the Plan. The present value of any Claim asserted with respect to monthly retirement benefits due under these plans or the individual separation agreements or arrangements will be calculated using the actuarial factors contained in the Plans or, if none, the "applicable interest rate" and "applicable mortality table" specified in section 417(e) of the Internal Revenue Code.

          Prepetition Severance. As described above, unpaid severance owed to Prepetition Employees will give rise to Unsecured Claims against the Debtors which will be treated, as applicable, in Class 8 or Class 10 under the Plan. The present value of any Claim asserted with respect to monthly retirement benefits due under these agreements will be calculated using the "applicable interest rate" and "applicable mortality table" specified in section 417(e) of the Internal Revenue Code.

          Retiree Medical and Life Insurance Coverage. As described above, the Debtors will continue paying retiree medical benefits and providing life insurance benefits for certain former employees from and after the Effective Date to the extent required by section 1114 of the Bankruptcy Code.

          Workers' Compensation Programs. From and after the Effective Date, the Reorganized Debtors will continue to pay the Claims arising before the Petition Date under the Debtors' workers' compensation programs of the kind that the Debtors' obtained authority to pay pursuant to the Order Authorizing Debtors and Debtors in Possession to: (A) Continue Their Workers' Compensation Programs; and
(B) Pay Certain Prepetition Workers' Compensation Claims, Premiums and Related Expenses, dated May 31, 2002.

          Key Employee Retention Program. The Debtors have obtained Bankruptcy Court authority to implement the WKI KERP. See "Operations During the Chapter 11 Cases - Commencement of Chapter 11 Cases and Related Case Administration Activities - Key Employee Retention Program and Management Employment Contracts." The WKI KERP was designed to retain and provide incentives to key employees during the Debtors' financial and business restructuring during the Chapter 11 Cases and thereafter. The Debtors believe that the WKI KERP will be critical to the ability of the Reorganized Debtors to retain key employees following the Effective Date. The total cost of the WKI KERP is expected to be as much as approximately $5.5 million. The WKI KERP includes the following four principal components:

          (a) Retention Bonus Benefits. The WKI KERP authorizes the payment of retention bonuses to 70 key employees (collectively, the "Retention Bonuses"). The amount of each Retention Bonus is based on a percentage of base salary (as in effect on April 1, 2002), equal to 25% of base salary for 56 "Tier 3 Employees," 50% of base salary for 12 "Tier 2 Employees" and 75% of base salary for two "Tier 1 Employees." Payment is based solely on continued service and will be paid in three installments as follows: 25% on December 31, 2002; 25% on the Confirmation Date; and 50% on the later of December 31, 2003 and the Confirmation Date. Employees must be employed on these "earn-in" dates to receive payment of the Retention Bonus. A participant who voluntarily resigns prior to a payment date forfeits any future payments. If a participant's employment is involuntarily terminated without cause, or the participant dies or becomes disabled prior to the date of final payment, the participant will receive a prorated amount of the Retention Bonus. In addition, to the extent that a key employee earns an Annual Incentive Bonus for 2002 or 2003, any Retention Bonus earned by such employee will be offset by an amount, if any, equal to 25% of the paid amount of the Annual Incentive Bonus for any year that exceeds 20% of the employee's base salary. Retention Bonuses are projected not to exceed $3.4 million in the aggregate.

          (b) Discretionary Bonus Pool. The WKI KERP provides for a Discretionary Bonus Pool of $250,000 (the "Discretionary Bonus Pool") for allocation to employees not otherwise designated as eligible for Retention Bonuses who are identified by WKI as having made extraordinary efforts during the Chapter 11 Cases. Maximum awards under the Discretionary Bonus Pool will be 25% of a recipient's base salary.

          (c) Enhanced Severance Benefits. As described above, WKI maintains the World Kitchen Severance Policy under which employees whose employment is terminated without cause receive continuation of salary and certain employee benefits for a period ranging from four to 52 weeks, depending upon the individual employee's continuous years of service. The 70 key employees eligible for the WKI KERP will be eligible to receive enhanced minimum severance benefits if they are involuntarily terminated for reasons other than cause on or before December 31, 2003. The cost of enhanced severance benefits under the WKI KERP (assuming all eligible employees were involuntarily terminated) will not exceed $1.9 million. The enhanced minimum severance benefits are calculated as follows:

               1. the two Tier 1 Employees and 12 Tier 2 Employees will be eligible to receive severance benefits for a minimum of six months; and

               2. the 56 Tier 3 Employees will be eligible to receive severance benefits for a minimum of four months.

          (d) Special Retention Opportunity. Under the WKI KERP, three executives of WKI have been awarded a special retention opportunity bonus to replace benefits forfeited and/or waived by such individuals under the GHC Non-Qualified Plans and/or the WKI SERP (the "Special Retention Opportunity"). These individuals will receive on the Confirmation Date, so long as they continue to be employed by Reorganized WKI and in good standing at such time, a lump-sum payment ranging from 16% to 40% of their salary (and ranging from 50% to 100% of their forfeited/waived benefit). The total cost to Reorganized WKI of this Special Retention Opportunity, if earned in full by all three employees, is expected to be approximately $180,000.

          Employment Agreements. WKI has agreed to the terms of the Senior Executive Agreements with two senior executives and has Filed a motion seeking authority from the Bankruptcy Court to enter into each of these agreements. See "Operations During the Chapter 11 Cases - Commencement of Chapter 11 Cases and Related Case Administration Activities - Key Employee Retention Program and Management Employment Contracts."

          The proposed Senior Executive Agreements address the terms of employment of James A. Sharman (President and Chief Executive Officer) and Joseph W. McGarr (Senior Vice President and Chief Financial Officer) (collectively, the "Senior Executives") and are substantially identical in most material respects, other than certain of the economic terms, such as the amount of salary and bonuses. The Senior Executives will serve in their current positions under their respective proposed Senior Executive Agreement for an initial period of three years from the date that the proposed Senior Executive Agreements take effect, with an automatic extension provision, pursuant to which the Senior Executive Agreements continue in effect for a period of two additional years, unless either party delivers a written notice of non-renewal to the other at least six months prior to the end of the initial term. Among other things, the proposed Senior Executive Agreements include the following:

          (a) an annual base salary of $500,000 under the Senior Executive Agreement with Mr. Sharman (the "Sharman Agreement") and $430,000 under the Senior Executive Agreement with Mr. McGarr (the "McGarr Agreement");

          (b) a target annual bonus, based on WKI's or Reorganized WKI's achievement of certain operational targets, of 100% of base salary under the Sharman Agreement and 70% of base salary under the McGarr Agreement (subject to increase to 200% and 140%, respectively, based on the level of performance achieved);

          (c) a retention bonus, subject to continued employment, equal to 125% of base salary under the Sharman Agreement and 100% of base salary under the McGarr Agreement (i) vesting in each case 25% on December 31, 2002, 25% on the Effective Date and 50% on December 31, 2003 and (ii) payable within 30 days of the vesting date;

          (d) the commitment of WKI to make a grant of options under the Management Stock Plan under each of the Sharman Agreement and the McGarr Agreement;

          (e) an enhanced severance package in the event of termination without cause or for good reason, which includes (i) a lump sum payment equal to 170% of base salary under the Sharman Agreement and 135% of base salary under the McGarr Agreement, (ii) a pro rata portion of the annual bonus and the retention bonus and (iii) continuation of various employee benefits following the date of termination for a period of two years;

          (f) certain severance payments if either of the Senior Executives terminate employment for good reason as a result of the failure of WKI and the respective Senior Executive to agree on mutually acceptable grants under the Management Stock Plan; and

          (g) subject to certain specified conditions, a "tax gross up" payment in the event that payments to the senior executives would be subject to the "golden parachute" excise taxes imposed by the Internal Revenue Code.

          Neither of the Senior Executives is a participant in the WKI KERP.

          In addition, WKI (as successor to CCPC Holding Company, Inc.) is a party to an employment agreement with Alexander Lee as President of OXO International, a division of GHC (the "Lee Agreement"). The term of the Lee Agreement, as amended, continues in effect through December 31, 2002 (and automatically extends for additional one-year periods unless either party terminates the agreement within certain time periods). The Lee Agreement, which is a prepetition agreement, provides that Mr. Lee will receive a minimum base salary of $300,000 and will be eligible for an annual incentive bonus, which bonus opportunity shall not be less than 75% of base salary, as well as various employee benefits for three years after termination of employment. If Reorganized WKI elects not to extend Mr. Lee's employment term, he will receive his base salary and a bonus of 75% of base salary for a period of one year after the expiration date of the agreement. The Lee Agreement provides that Mr. Lee may not compete with Reorganized WKI during the term of the agreement and for an additional period of (a) three years if terminated by Reorganized WKI without cause or terminated by Mr. Lee for good reason, (b) two years if terminated by Reorganized WKI for cause or terminated by Mr. Lee without good reason or (c) one year if Reorganized WKI elects not to extend the employment term. In connection with implementation of the Plan, on the Effective Date, Reorganized WKI will enter into new management employment agreements with Mr. Lee and Raymond J. Kulla, WKI's Vice President, Secretary and General Counsel, on the terms set forth in Exhibit IV.C.3.a to the Plan.

          In addition, the Debtors intend to implement the following new benefit plan on the Effective Date:

          Management Stock Plan. As of the Effective Date, Reorganized WKI will implement the Management Stock Plan, in the form attached as Exhibit I.A.59 to the Plan, to attract, retain and motivate key employees and non-employee directors following the Effective Date. The Management Stock Plan in many respects will replace certain elements of the Old Stock Plan as the Reorganized Debtors' long-term incentive and retention arrangement. A total of 710,942 shares of New Common Stock will be available for issuance pursuant to stock options granted under the Management Stock Plan, options for a portion of which are expected to be granted shortly following the Effective Date. Reorganized WKI's Board of Directors (or a committee thereof) will determine the award of options to be granted under the Management Stock Plan following the Effective Date. The Debtors believe that the size and terms of the Management Stock Plan are appropriate, within market terms and necessary to achieve the goals of attracting, retaining and motivating key employees and non-employee directors. Moreover, the size and terms of the Management Stock Plan will be agreed upon by the holders of Bank Loan Claims, which will comprise the majority of holders of New Common Stock following the Effective Date.

          The Reorganized Debtors may develop and implement other appropriate benefit plans from time to time after the Effective Date.


INDEMNITY ARRANGEMENTS

          EXISTING INDEMNIFICATION OBLIGATIONS

          The DGCL permits a corporation to indemnify current and former directors, officers, employees and agents of the corporation and other persons serving at the request of the corporation against expenses, judgments, fines and amounts paid in settlement in connection with a legal proceeding. To be indemnified, the person must have acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interest of the corporation. With respect to any criminal action or proceeding, the person must not have had reasonable cause to believe the conduct was unlawful. Each indemnification must be authorized by a majority of disinterested directors or by the stockholders. Unless a court determines that a person is fairly and reasonably entitled to indemnification, however, a person may not be indemnified with respect to any claim resulting in the person being adjudged liable to the corporation.

          The DGCL requires a present or former director or officer of a corporation to be indemnified against certain expenses if the person has been successful, on the merits or otherwise, in defense of any proceeding or in defense of any issue therein. In addition, the DGCL permits the advancement of expenses relating to the defense of any proceeding to directors, officers, other employees and agents, contingent upon the person's commitment to repay advances for expenses against which the person is not ultimately entitled to be indemnified.

          The DGCL provides that the indemnification provisions contained in the DGCL are not exclusive of any other right that a person seeking indemnification may have or later acquire under any provision of the corporation's by-laws, by any agreement, by any vote of stockholders or disinterested directors or otherwise. In addition, the DGCL provides that a corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation against any expense, liability or loss. This insurance may provide benefits regardless of whether the corporation has the power to indemnify under the DGCL.

          WKI's existing by-laws provide for indemnification of its officers, directors, employees and agents to the fullest extent permitted by the DGCL.

          TREATMENT OF EXISTING INDEMNIFICATION OBLIGATIONS UNDER THE PLAN

          Under the Plan and subject to the provisions described below and in the Plan, the obligations of each Debtor or Reorganized Debtor to indemnify any person who is serving or has served as one of its directors, officers or employees by reason of such person's prior or future service in such a capacity or as a director, officer or employee of another corporation, partnership or other legal entity to the extent provided in the applicable certificates of incorporation, by-laws or similar constituent documents, by statutory law or by written agreement, policies or procedures of or with such Debtor, will be deemed and treated as executory contracts that are assumed by the applicable Debtor or Reorganized Debtor pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations will survive and be unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.

          NEW INDEMNIFICATION ARRANGEMENTS

          The Amended By-Laws provide for the indemnification of any present or former director, officer, other employee or agent of Reorganized WKI against certain expenses related to any proceeding or defense of any issue therein to the fullest extent permitted or required by Delaware law. In addition, the Amended By-Laws provide for the advancement of expenses relating to the defense of any proceeding to directors, officers, other employees and agents, contingent upon the person's commitment to repay all advances against which the person ultimately is not entitled to be indemnified.

          If a claim for indemnification is not paid in full by Reorganized WKI within 60 days after a written claim has been received by Reorganized WKI, except in the case of a claim for an advancement of expenses, in which case the applicable period will be 20 days, the director, officer, other employee or agent seeking indemnification may, at any time thereafter, bring suit against Reorganized WKI to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit by Reorganized WKI to recover an advancement of expenses, the director, officer, other employee or agent also will be entitled to be reimbursed for the expense of prosecuting or defending such suit.

          The Amended By-Laws provide that Reorganized WKI may maintain insurance, at its expense, to protect itself and any director, officer, other employee or agent of Reorganized WKI or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Reorganized WKI would have the power to indemnify such person against such expense, liability or loss under Delaware law.

          Reorganized WKI will enter into indemnification agreements, effective as of the Effective Date, with each of its directors and officers and each of the directors and officers of the Reorganized Subsidiary Debtors. The indemnification agreements will provide for, among other things, (a) the indemnification of the indemnitees by Reorganized WKI for conduct in the capacities described above; (b) the advancement of attorneys' fees and other expenses; and (c) the establishment, upon approval by Reorganized WKI's Board of Directors at its option, of trusts or other funding mechanisms to fund Reorganized WKI's indemnification obligations thereunder.

          In addition, the WKI/KKR Entity Release and Indemnification Agreement will provide for the resolution and release of certain potential claims and will provide certain indemnities. See "Resolution and Release of

Potential Claims - The Resolution of the Recovery Actions under the Plan - The WKI/KKR Entity Release and Indemnification Agreement."


                  SECURITIES TO BE ISSUED PURSUANT TO THE PLAN

GOING CONCERN VALUATION

          INTRODUCTION

          To assist WKI's Board of Directors in evaluating the Plan and the distributions that holders of Claims and Interests will receive under the Plan, WKI's Board of Directors requested that the Debtors' financial advisor, UBS Warburg LLC ("UBS Warburg"), undertake an analysis of the estimated range of the going concern enterprise value of Reorganized WKI (including the other Debtors as well as WKI's non-Debtor subsidiaries), on a consolidated basis, after giving effect to the reorganization as set forth in the Plan. UBS Warburg completed and delivered its analysis to WKI's Board of Directors on October 15, 2002.

          In conducting its analysis, UBS Warburg, among other things: (a) reviewed certain publicly-available business and historical financial information relating to WKI; (b) reviewed certain internal financial information and other data relating to the business and financial prospects of Reorganized WKI, including the Projections prepared by management of WKI set forth under "Reorganized WKI - Projected Financial Information," which were provided to UBS Warburg by WKI; (c) conducted discussions with members of WKI's senior management concerning the business and financial prospects of Reorganized WKI;
(d) reviewed publicly-available financial and stock market data with respect to certain other companies in lines of business UBS Warburg believed to be comparable in certain respects to Reorganized WKI's businesses; (e) reviewed the financial terms, to the extent available, of certain transactions that UBS Warburg believed to be generally relevant; (f) considered certain industry and economic information relevant to Reorganized WKI's businesses; (g) reviewed the Plan and the information in this Disclosure Statement as of October 15, 2002; and (h) conducted such other financial studies, analyses and investigations, and considered such other information, as UBS Warburg deemed necessary or appropriate.

          THE ESTIMATED GOING CONCERN ENTERPRISE VALUE OF REORGANIZED WKI SET FORTH IN THIS SECTION REPRESENTS A HYPOTHETICAL VALUATION OF REORGANIZED WKI, ASSUMING THAT REORGANIZED WKI CONTINUES AS AN OPERATING BUSINESS, ESTIMATED BASED ON VARIOUS CUSTOMARY VALUATION METHODOLOGIES. THE ESTIMATED GOING CONCERN ENTERPRISE VALUE OF REORGANIZED WKI SET FORTH IN THIS SECTION DOES NOT PURPORT TO CONSTITUTE AN APPRAISAL OR NECESSARILY REFLECT THE ACTUAL MARKET VALUE THAT MIGHT BE REALIZED THROUGH A SALE OR LIQUIDATION OF REORGANIZED WKI, ITS SECURITIES OR ITS ASSETS, WHICH VALUE MAY BE SIGNIFICANTLY HIGHER OR LOWER THAN THE ESTIMATE SET FORTH IN THIS SECTION. ACCORDINGLY, SUCH ESTIMATED ENTERPRISE VALUE IS NOT NECESSARILY INDICATIVE OF THE PRICE AT WHICH THE NEW COMMON STOCK OR OTHER SECURITIES OF REORGANIZED WKI MAY TRADE AFTER GIVING EFFECT TO THE REORGANIZATION SET FORTH IN THE PLAN, WHICH PRICES MAY BE SIGNIFICANTLY HIGHER OR LOWER THAN INDICATED BY SUCH ESTIMATE. The actual value of an operating business, such as Reorganized WKI, is subject to various factors, many of which are beyond the control or knowledge of WKI or UBS Warburg, and such value will fluctuate with changes in such factors. In addition, the market prices of Reorganized WKI's securities will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the investment decisions of prepetition creditors receiving such securities under the Plan (some of whom may prefer to liquidate their investment rather than hold it on a long-term basis), and other factors that generally influence the prices of securities. There can be no assurance as to the trading market, if any, that may be available in the future with respect to Reorganized WKI's securities.

          UBS Warburg's analysis was undertaken solely for the purpose of assisting WKI's Board of Directors in evaluating the Plan and the distributions that holders of Claims and Interests will receive under the Plan. UBS Warburg's analysis addresses the estimated going concern enterprise value of Reorganized WKI and does not address any other aspect of the proposed reorganization, the Plan or any other transactions and does not address the Debtors' underlying business decision to effect the reorganization set forth in the Plan. UBS WARBURG'S ESTIMATED ENTERPRISE VALUE OF REORGANIZED WKI DOES NOT CONSTITUTE A

RECOMMENDATION TO ANY CREDITORS OR HOLDERS OF EQUITY INTERESTS AS TO HOW SUCH PERSON SHOULD VOTE OR OTHERWISE ACT WITH RESPECT TO THE PLAN. UBS Warburg has not been asked to, nor did UBS Warburg, express any view as to what the value of Reorganized WKI's securities will be when issued pursuant to the Plan or the prices at which they may trade in the future. The estimated enterprise value of Reorganized WKI set forth herein does not constitute an opinion as to fairness from a financial point of view to any person of the consideration to be received by such person under the Plan or of the terms and provisions of the Plan.

          UBS Warburg's analysis is based upon, among other things, Reorganized WKI achieving the Projections prepared by management. The future results of Reorganized WKI are dependent upon various factors, many of which are beyond the control or knowledge of the Debtors, and consequently are inherently difficult to project. The financial results reflected in the Projections are in certain respects materially better than the recent historical results of operations of the Debtors. Reorganized WKI's actual future results may differ materially from the Projections and such differences may affect the value of Reorganized WKI. See "Reorganized WKI - Projected Financial Information." ACCORDINGLY, FOR THESE AND OTHER REASONS, THE ESTIMATED ENTERPRISE VALUE OF REORGANIZED WKI SET FORTH IN THIS SECTION MUST BE CONSIDERED INHERENTLY SPECULATIVE. AS A RESULT, SUCH ESTIMATED VALUE IS NOT NECESSARILY INDICATIVE OF ACTUAL VALUE, WHICH MAY BE SIGNIFICANTLY HIGHER OR LOWER THAN THE ESTIMATES HEREIN. NEITHER THE DEBTORS, UBS WARBURG NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR THE ACCURACY OF SUCH ESTIMATED VALUE.

          UBS Warburg is an internationally recognized investment banking firm. As part of its investment banking business, UBS Warburg is regularly engaged in evaluating businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, restructurings and reorganizations and valuations for estate, corporate and other purposes. In the ordinary course of business, UBS Warburg, its successors and affiliates may trade securities of WKI for the accounts of their customers and may in the future trade securities of Reorganized WKI for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

          METHODOLOGY

          In preparing its valuation, UBS Warburg performed a variety of financial analyses and considered a variety of factors. The following is a brief summary of the material financial analyses performed by UBS Warburg, which consisted of (a) a selected publicly-traded companies analysis, (b) a selected transactions analysis and (c) a discounted cash flow analysis. The summary does not purport to be a complete description of the analyses performed and factors considered by UBS Warburg. The preparation of a valuation analysis is a complex analytical process involving various judgmental determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular facts and circumstances, and such analyses and judgments are not readily susceptible to summary description.

          UBS Warburg believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all its analyses, could create a misleading or incomplete view of the processes underlying UBS Warburg's conclusions. UBS Warburg did not draw, in isolation, conclusions from or with regard to any one analysis or factor, nor did UBS Warburg place any particular reliance or weight on any individual analysis. Rather, UBS Warburg arrived at its views based on all the analyses undertaken by it assessed as a whole.

          For purposes of UBS Warburg's analysis, the going concern enterprise value of Reorganized WKI equals the value of its fully diluted common equity, plus its outstanding debt, minus cash, determined based on Reorganized WKI (including the other Debtors as well as WKI's non-Debtor subsidiaries), on a consolidated basis, as an operating business, after giving effect to the reorganization set forth in the Plan.

          Selected Publicly-Traded Companies Analysis. UBS Warburg analyzed the market value and trading multiples of selected publicly-held companies in lines of business UBS Warburg believed to be comparable in certain respects to the lines of business of Reorganized WKI. UBS Warburg calculated the enterprise value of the selected companies as a multiple of certain historical and projected financial data of such companies. UBS Warburg then analyzed those multiples and compared them with multiples derived by assigning a range of enterprise values to Reorganized WKI and dividing those enterprise values by the corresponding historical and projected financial data of Reorganized WKI. The projected financial data for Reorganized WKI were based on the Projections and the projected financial data for the selected companies were based on publicly available research analyst reports and other publicly available information.

          Although the selected companies were used for comparison purposes, no selected company is either identical or directly comparable to Reorganized WKI. Accordingly, UBS Warburg's comparison of the selected companies to the business of Reorganized WKI and analysis of the results of such comparison was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and Reorganized WKI.

          Selected Transactions Analysis. UBS Warburg reviewed selected recently completed or announced transactions involving companies in lines of business UBS Warburg believed to be comparable in certain respects to the lines of business of Reorganized WKI. UBS Warburg calculated the post-investment enterprise value of the companies implied by the transactions as a multiple of certain historical financial data of such companies. UBS Warburg then analyzed those multiples and compared them with the multiples derived by assigning a range of enterprise values to Reorganized WKI and dividing those enterprise values by the corresponding historical financial data of Reorganized WKI.

          Although the selected transactions were used for comparison purposes, no selected transaction is either identical or directly comparable to those set forth in the Plan and no companies involved in the selected transactions were either identical or directly comparable to Reorganized WKI. Accordingly, UBS Warburg's analysis of the selected transactions was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in transaction structure, financial and operating characteristics of the companies involved and other factors that could affect the relative values achieved in such transactions and the enterprise value of Reorganized WKI.

          Discounted Cash Flow Analysis. UBS Warburg performed a discounted cash flow analysis to estimate the present value of Reorganized WKI's future unlevered, after-tax cash flows available to debt and equity investors based on the Projections. UBS Warburg used the Projections of Reorganized WKI's cash flow through 2006 (including a terminal year cash flow projection as estimated by UBS Warburg). The terminal year cash flow projection is WKI's financial projections for 2006, as adjusted for a statutory tax rate, and assumes that depreciation expense equals capital expenditures. UBS Warburg calculated a range of terminal values by applying a perpetual growth factor to the terminal year cash flow projection. UBS Warburg then applied a range of discount rates to arrive at a range of present values of those cash flows and terminal values. The discounted cash flow analysis also involves complex considerations and judgments concerning appropriate terminal value multiples and discount rates.

          GOING CONCERN ENTERPRISE VALUE OF REORGANIZED WKI

          IN CONNECTION WITH UBS WARBURG'S ANALYSIS, WITH WKI'S CONSENT, UBS WARBURG HAS NOT ASSUMED ANY RESPONSIBILITY FOR INDEPENDENT VERIFICATION OF ANY OF THE INFORMATION PROVIDED TO UBS WARBURG, PUBLICLY AVAILABLE TO UBS WARBURG OR OTHERWISE REVIEWED BY UBS WARBURG, AND UBS WARBURG, WITH WKI'S CONSENT, HAS RELIED ON SUCH INFORMATION BEING COMPLETE AND ACCURATE IN ALL MATERIAL RESPECTS. UBS WARBURG HAS FURTHER RELIED UPON THE REPRESENTATIONS OF WKI'S SENIOR MANAGEMENT THAT THEY ARE NOT AWARE OF ANY FACTS OR CIRCUMSTANCES THAT WOULD MAKE SUCH INFORMATION INACCURATE OR MISLEADING. WITH RESPECT TO WKI'S FINANCIAL PROJECTIONS, UBS WARBURG HAS ASSUMED, AT WKI'S DIRECTION, THAT SUCH FINANCIAL PROJECTIONS HAVE BEEN REASONABLY PREPARED ON A BASIS REFLECTING THE BEST CURRENTLY AVAILABLE ESTIMATES AND JUDGMENTS OF WKI'S SENIOR MANAGEMENT AS TO THE FUTURE PERFORMANCE OF REORGANIZED WKI AFTER GIVING EFFECT TO THE REORGANIZATION AS SET FORTH IN THE PLAN.

          In addition, with WKI's consent, UBS Warburg has not independently evaluated the achievability of the Projections or the reasonableness of the assumptions upon which they are based, has not contacted any of WKI's customers regarding the likelihood that such customers will continue to purchase products from Reorganized WKI and has not conducted a physical inspection of the properties and facilities of WKI. Furthermore, with WKI's consent, UBS Warburg has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Debtors, nor has UBS Warburg been furnished with any such evaluation or appraisal.

          UBS Warburg also has assumed, with WKI's consent, among other things, the following (as to which UBS Warburg makes no representation):

          o The Plan will be confirmed and consummated in accordance with its terms, and the Debtors will be reorganized as set forth in the Plan.

          o    The Effective Date will be December 31, 2002.

          o Reorganized WKI's capitalization and available cash will be as set forth in the Plan and this Disclosure Statement. In particular, the pro forma indebtedness of Reorganized WKI as of the Effective Date will be $367.7 million.

          o Certain tax benefits and attributes will be available to Reorganized WKI, as reflected in the Plan and the Projections prepared by WKI.

          o Reorganized WKI will be able to obtain all future financings, on the terms and at the times, necessary to achieve the Projections.

          o Neither WKI nor Reorganized WKI will engage in any material asset sales or other strategic transaction (other than those contemplated by the Plan to be consummated by the Debtors on or prior to the Effective Date), and no such asset sales or strategic transactions are required to meet Reorganized WKI's ongoing cash requirements.

          o All governmental, regulatory or other consents and approvals necessary for the consummation of the Plan will be obtained without any material adverse effect on Reorganized WKI or the Plan.

          o There will not be any material change in the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of WKI other than as reflected in the Projections.

          o There will not be any material change in economic, market, financial and other conditions.

          The estimated range of the going concern enterprise value of Reorganized WKI is necessarily based on economic, market, financial and other conditions as they existed on, and on the information available to UBS as of the date of its analysis, October 15, 2002. Although subsequent developments may affect UBS Warburg's analysis and views, UBS Warburg does not have any obligation to update, revise or reaffirm its estimate.

          Based upon and subject to the review and analysis described herein, and subject to the assumptions, limitations and qualifications described herein, UBS Warburg's view, as of October 15, 2002, was that, subject to no material change in economic, market, financial or other conditions and no material change in the condition, projections or prospects of Reorganized WKI, the estimated going concern enterprise value of Reorganized WKI, as of the assumed Effective Date (December 31, 2002), would be in a range between $450 million and $550 million.

NEW COMMON STOCK

          As of the Effective Date, Reorganized WKI will be authorized to issue 15,000,000 shares, par value $0.01, of New Common Stock, of which (a) 4,528,192 shares will be distributed to holders of Allowed Claims in Class 6; (b) 615,483 shares will be distributed to holders of Allowed Claims in Class 7; (c) 608,500 shares will be distributed to holders of Allowed Claims in Class 9; and (d) 710,942 shares will be reserved for issuance under the Management Stock Plan, a portion of which is expected to be granted shortly following the Effective Date.

          All of the outstanding shares of New Common Stock to be issued pursuant to the Plan, upon such issuance, will be validly issued, fully paid and nonassessable. The holders of New Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of New Common Stock will be entitled to receive ratably such dividends as may be declared by Reorganized WKI's Board of Directors out of funds legally available for payment of dividends. However, it is not anticipated that dividends will be paid by Reorganized WKI on the New Common Stock in the foreseeable future. See "Risk Factors - Dividend Policies; Restrictions on Payment of Dividends." In the event of a liquidation, dissolution or winding up of Reorganized WKI, holders of New Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock of Reorganized WKI. Holders of New Common Stock will have no preemptive, subscription, redemption or conversions rights.

          All of the outstanding shares of New Common Stock to be issued pursuant to the Plan, upon such issuance, will be subject to the terms and conditions of the Stockholders' Agreement in the form attached as Exhibit I.A.92 to the Plan.

FUTURE ISSUANCES OF STOCK

          In addition to the New Common Stock to be issued pursuant to the Plan and the Management Stock Plan, Reorganized WKI will be authorized to issue additional shares of capital stock from time to time following the Effective Date to the extent permitted under the Amended Certificate, the Amended By-Laws and applicable law.

NEW SENIOR SECURED TERM LOANS

          Under the Plan, on the Effective Date, holders of Allowed Bank Loan Claims in Class 6 will receive, among other things, their Pro Rata share of $240,050,000 in principal amount of New Senior Secured Term Loans in respect of Allowed Claims under the Prepetition Credit Facility and, to the extent that any letters of credit outstanding under the Prepetition Credit Facility as of the Petition Date are drawn prior to the Effective Date, holders of Claims with respect to those draws will receive a Pro Rata share of New Senior Secured Term Loans in a principal amount equal to the amount of such draws. See "Overview of the Plan - Summary of Classes and Treatment of Claims and Interests." The interest rates, amortization schedule and other terms of the New Senior Secured Term Loans are expected to be as set forth on Exhibit I.A.61 to the Plan.

NEW SENIOR SUBORDINATED NOTES

          Under the Plan, on the Effective Date, holders of Allowed Bank Loan Claims in Class 6 also will receive, among other things, their Pro Rata share of $123,150,000 in principal amount of New Senior Subordinated Notes. See "Overview of the Plan - Summary of Classes and Treatment of Claims and Interests." The interest rates, amortization schedule and other terms of the New Senior Subordinated Notes are expected to be as set forth on Exhibit I.A.64 to the Plan.

EXIT FINANCING FACILITY
          On the Effective Date, the Debtors, the Exit Financing Facility Agent Bank and the lenders under the Exit Financing Facility will enter into the Exit Financing Facility. The Exit Financing Facility is anticipated to be a $50 million senior secured revolving credit facility. The interest rates, amortization schedule and other terms of the Exit Financing Facility are expected to be as set forth on Exhibit I.A.47 to the Plan.


                                  RISK FACTORS

          The New Common Stock to be issued pursuant to the Plan is subject to a number of material risks, including those enumerated below. The risk factors enumerated below assume Confirmation and the consummation of the Plan and the transactions contemplated by the Plan and do not include matters that could prevent

Confirmation. See "Overview of the Plan - Summary of Classes and Treatment of Claims and Interests," "Overview of the Plan - Conditions to Confirmation and the Effective Date of the Plan" and "Voting and Confirmation of the Plan" for discussions of such matters. Prior to voting on the Plan, each holder of Claims entitled to vote should carefully consider the risk factors enumerated or referred to below, as well as all of the information contained in this Disclosure Statement, including the exhibits hereto.

PROJECTIONS

          The Projections are inherently uncertain and are dependent upon the successful implementation of Reorganized WKI's business plan and the reliability of the other assumptions contained therein. The Projections reflect numerous assumptions, including Confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of Reorganized WKI, industry performance, general business and economic conditions and other matters, most of which are beyond the control of Reorganized WKI and some of which may not materialize.

          Unanticipated events and circumstances occurring subsequent to the preparation of the Projections may affect the actual financial results of Reorganized WKI. Therefore, the actual results achieved throughout the periods covered by the Projections will vary from the projected results. These variations may be material and adverse. See "Reorganized WKI - Projected Financial Information."

          Moreover, the estimated percentage recoveries by holders of Allowed Claims in Classes 6, 7 and 9 are based upon the Debtors' estimate of the value of the New Common Stock of $23.00 per share as of the Effective Date. Because the market and economic conditions upon which such value is based are beyond the control of the Debtors, the actual results achieved necessarily will vary from the estimate. Such variations may be material and adverse. See "Securities to be Issued Pursuant to the Plan - Going Concern Valuation - Going Concern Enterprise Value of Reorganized WKI."

CERTAIN ANTI-TAKEOVER EFFECTS

          Certain provisions of the Amended Certificate, the Amended By-Laws and the Stockholders' Agreement, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control of Reorganized WKI. Such provisions, including those relating to the nomination and election of directors, may make it more difficult for other persons, without the approval of Reorganized WKI's Board of Directors, to make a tender offer or otherwise acquire substantial amounts of the New Common Stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest. These provisions could limit the price that certain investors might be willing to pay in the future for shares of New Common Stock.

SECURITY INTERESTS

          Substantially all cash, receivables, inventory and other assets of Reorganized WKI and its subsidiaries will be subject to various liens and security interests. See "Securities to be Issued Pursuant to the Plan - New Senior Secured Term Loans," "Securities to be Issued Pursuant to the Plan - New Senior Subordinated Notes," "Securities to be Issued Pursuant to the Plan - Exit Financing Facility" and "Overview of the Plan - Exit Financing Facility." If a holder of a security interest becomes entitled to exercise its rights as a secured party, it would have the right to foreclose upon and sell or otherwise transfer the collateral subject to its security interest, and the collateral accordingly would be unavailable to Reorganized WKI or the subsidiary owning the collateral and to other creditors of Reorganized WKI or such subsidiary, except to the extent, if any, that such other creditors have a superior or equal security interest in the affected collateral or the value of the affected collateral exceeds the amount of indebtedness in respect of which such foreclosure rights are exercised.

DIVIDEND POLICIES; RESTRICTIONS ON PAYMENT OF DIVIDENDS

          Reorganized WKI does not anticipate paying any dividends on the New Common Stock in the foreseeable future. In addition, covenants in certain debt instruments to which Reorganized WKI will be a party will restrict the ability of Reorganized WKI to pay dividends and may prohibit the payment of dividends and certain other payments. In particular, it is anticipated that the agreement for the Exit Financing Facility will include a customary covenant prohibiting Reorganized WKI from paying any dividends or making any other distributions to stockholders. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the New Common Stock.

NONCOMPARABILITY OF HISTORICAL FINANCIAL INFORMATION

          As a result of the consummation of the Plan and the transactions contemplated thereby, Reorganized WKI will be subject to the fresh-start accounting rules. See "Reorganized WKI -- Business and Properties of the Reorganized Debtors" and "-- Projected Financial Information." Accordingly, the financial condition and results of operations of Reorganized WKI from and after the Effective Date will not be comparable to the financial condition or results of operations reflected in the consolidated historical financial statements of WKI contained in this Disclosure Statement.

FINANCIAL CONDITION OF THE DEBTORS; SUBSTANTIAL LEVERAGE

          Although implementation of the Plan will significantly reduce the Debtors' debt service obligations, WKI anticipates it will have indebtedness pursuant to the New Senior Secured Term Loan Facility, the New Senior Subordinated Notes and the Exit Financing Facility that will be substantial in relation to its stockholders' equity as of the Effective Date. Although no assurances can be given, WKI believes that, after the Effective Date, sufficient cash flow will be generated to meet the Debtors' operating requirements, including the payment of interest under the New Secured Term Loan Facility, the New Senior Subordinated Notes and the Exit Financing Facility when due.

          The New Senior Secured Term Loan Facility, the New Senior Subordinated Notes and the Exit Financing Facility will contain restrictive financial and operating covenants and prohibitions, including provisions that will prohibit the payment of cash dividends on the New Common Stock and will otherwise limit Reorganized WKI's ability to make distributions to holders of New Common Stock. Reorganized WKI's leverage and restrictions contained in its post-Effective Date financing agreements will require that a substantial portion of Reorganized WKI's cash flow be dedicated to service its interest expense and to make mandatory payments of principal, which may impair Reorganized WKI's ability to finance its future operations and capital needs and may limit Reorganized WKI's flexibility in responding to changing business and economic conditions and to business opportunities.

POTENTIAL DISRUPTION OF OPERATIONS

          The commencement and pendency of the Chapter 11 Cases could adversely affect the Debtors' relationships with customers and suppliers, as well as the Debtors' ability to retain or attract high quality employees. In such event, weakened operating results may occur that could give rise to variances from the Projections in this Disclosure Statement.

LACK OF TRADING MARKET

          On the Effective Date, Reorganized WKI will become subject to the terms of the Stockholders' Agreement under which it may be required to register the New Common Stock with the SEC. While any such registration would be expected to facilitate the trading of the New Common Stock, there can be no assurance that the New Common Stock will be so registered, or that an active trading market for the New Common Stock would develop and continue. In addition, there can be no assurance as to the degree of price volatility in the market for the New Common Stock, if a trading market for the New Common Stock does develop. Accordingly, no assurance can be given that a holder of New Common Stock will be able to sell such securities in the future or as to the price at which any such sale may occur. If such a market were to exist, the New Common Stock could trade at prices higher or lower than the value ascribed to it in this Disclosure Statement, depending upon many factors, including general economic conditions; markets for similar securities; industry conditions; and the performance of, and investor expectations for, Reorganized WKI.

          Unless such shares are sold pursuant to a registered offering effected under the provisions of the Stockholders' Agreement, any shares of New Common Stock held by holders who are deemed to be "underwriters" as defined in subsection 1145(b) of the Bankruptcy Code, or who are otherwise deemed to be "affiliates" or "control persons" of Reorganized WKI within the meaning of the federal Securities Act of 1933, as amended (the "Securities Act"), will be unable to freely transfer or sell their New Common Stock after the Effective Date, except pursuant to an available exemption from registration under the Securities Act and under equivalent state securities or "blue sky" laws.

POTENTIAL FEDERAL TAX LIABILITIES

          It is possible that the Internal Revenue Service (the "IRS") may assert a Priority Tax Claim against WKI that could have an impact on the feasibility of the Plan. Consistent with section 502(b)(9) of the Bankruptcy Code and in accordance with the Bar Date Order, the Government Bar Date for the IRS and other governmental units to File proofs of Claim will not occur until December 2, 2002. See "Operations During the Chapter 11 Cases - Commencement of Chapter 11 Cases and Related Case Administration Activities - Claims Process and Bar Dates." As a result, depending on the size of any such asserted Claim, the Confirmation Date may be delayed to allow time for all material Priority Tax Claims to be either allowed or estimated at levels that do not raise feasibility issues. By contrast, if the feasibility of the Plan is not questioned by the IRS or other interested parties and the Effective Date occurs prior to settlement with the IRS of any material Priority Tax Claim that is asserted, Reorganized WKI would be subject to potential material federal tax liability related to Priority Tax Claims. Any such liability could have a material adverse effect on Reorganized WKI subsequent to the Effective Date.

TREATMENT OF CLAIMS

          This Disclosure Statement has been prepared based on a preliminary review of the Claims Filed on or before the applicable Bar Dates and the Debtors' books and records. Upon the passage of all applicable Bar Dates and the completion of a detailed analysis of the proofs of Claim, the actual amount of Claims Filed may differ from the Debtors' current estimates. Further, the amount of any Disputed Claim that ultimately is allowed by the Bankruptcy Court may be significantly more or less than the estimated amount of such Claim.

RISKS ASSOCIATED WITH INTERNATIONAL MARKETS

          A significant portion of the World Kitchen Companies' sales is derived from international markets. During 2001, approximately 20% of the World Kitchen Companies' net sales were generated outside the United States. The World Kitchen Companies' international sales force, together with localized distribution and marketing capabilities, have allowed the World Kitchen Companies to become established marketers of bakeware and dinnerware in Canada, Korea, Australia, Japan, Singapore, Taiwan, Hong Kong and Mexico. Approximately 60% of international net sales in 2001 were made in U.S. dollars, with the balance realized in other currencies. Any increase in the strength of the U.S. dollar will increase the effective price of the World Kitchen Companies' products sold in U.S. dollars, which could adversely affect sales. The World Kitchen Companies' costs are predominantly denominated in U.S. dollars. Thus, with respect to sales conducted in foreign currencies, increased strength of the U.S. dollar decreases the World Kitchen Companies' reported revenues and margins in respect of such sales to the extent the World Kitchen Companies are unable or determine not to increase local currency prices.

          The World Kitchen Companies' international sales and operations also are subject to other risks, including new and different legal and regulatory requirements in local jurisdictions; export duties or import quotas; domestic and foreign customs and tariffs or other trade barriers; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; increased costs of transportation or shipping; credit risk or financial condition of local customers and distributors; global retailer expansion and resulting market share disruption for local customers and distributors; potential difficulties in protecting intellectual property; risk of nationalization of private enterprises; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange restrictions; and local political and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries. There can be no assurance that the foregoing factors will not have a material adverse effect on international operations or sales. Because a significant portion of the World Kitchen Companies' operating income has historically been derived from international sales, any of the foregoing factors or other disruptions in international sales could have a material adverse effect on the World Kitchen Companies' financial condition and results of operations.

          The World Kitchen Companies' continued growth is dependent in part upon its ability to expand its operations into international markets where it currently has little presence. The World Kitchen Companies may experience difficulty entering new international markets due to greater regulatory barriers than in the United States, the necessity of adapting to new regulatory systems and problems related to entering new markets with different cultural bases and political systems. As the World Kitchen Companies continue to expand their international operations, these and other risks associated with international operations are likely to increase. In addition, as the World Kitchen Companies enter new geographic markets, they may encounter significant competition from the primary participants in such markets, some of which may have substantially greater resources than the World Kitchen Companies.

POTENTIAL FOR INCREASED COMPETITION

          The market for the World Kitchen Companies' products is highly competitive. Competition in the United States is affected not only by the large number of domestic manufacturers but also by the large volume of foreign imports. In addition, the World Kitchen Companies recently have experienced increased competition in the United States from low-cost Asian competitors and expect this trend to continue in the future. The World Kitchen Companies' major bakeware, dinnerware and cookware competitors for domestic sales include Lenox Inc.; The Meyer Corporation, Inc.; Newell Rubbermaid Incorporated; Pfaltzgraff Co.; and T-Fal Corporation.

          The market for housewares outside the United States and Europe is relatively fragmented. The competitive landscape differs by country and region. Internationally, depending on the country or region, the World Kitchen Companies compete with other U.S. companies operating abroad, locally manufactured private label goods and international companies competing in the worldwide bakeware, dinnerware and rangetop cookware categories. Major competitors abroad include Durand Verrerie Christallerie D'Arquey; Lipper International Inc.; NEG (Nippon Electric Glass); Newell Rubbermaid Incorporated; Schott Glaswerke; and Vitro S.A.

          Several of the World Kitchen Companies' competitors are larger and may be less leveraged and have greater financial resources than the World Kitchen Companies following implementation of the Plan. In addition, there are no substantial regulatory or other barriers to the entry of new competitors into the industry.

          A number of factors affect competition in the sale of products manufactured and/or sold by the World Kitchen Companies, including quality, price competition from competitors and price point parameters established by the World Kitchen Companies' various distribution channels. The World Kitchen Companies, from time to time, have experienced price and market share pressure from certain competitors in various of their product lines.

          Shelf space is a key factor in determining retail sales of bakeware, dinnerware, kitchen and household tools and rangetop cookware products. A competitor that is able to maintain or increase the amount of retail space allocated to its product may gain a competitive advantage for that product. The allocation of retail space is influenced by many factors, including brand name recognition, quality and price of the product, level of service by the manufacturer and promotions. The World Kitchen Companies have from time to time, and expect in the future, to experience increases and decreases in the allocation of shelf space for their products in their various distribution channels. There can be no assurance that the World Kitchen Companies will be able to maintain or increase the amount of retail space allocated to their various products.

          In addition, new product introductions are an important factor in the categories in which the World Kitchen Companies' products compete. Other important competitive factors are brand identification, style, design, packaging and the level of service provided to customers. The importance of these competitive factors varies from customer to customer and from product to product. There can be no assurance that the World Kitchen Companies will be able to compete successfully against current and future sources of competition or that the current and future competitive pressures faced by the World Kitchen Companies will not adversely affect their profitability or financial performance.

DEPENDENCE ON NEW PRODUCT DEVELOPMENT

          The development and introduction of new products (including product line extensions and renewals) is a significant factor in expanding product categories and successful competition within product categories. The World Kitchen Companies budget expenditures for, and actively pursue, the development of new products. There can be no assurance, however, that the World Kitchen Companies will successfully develop new products or, if developed, that new products will achieve market acceptance. The World Kitchen Companies' failure to develop new products that gain market acceptance could adversely affect the World Kitchen Companies' competitive position and could materially and adversely affect the World Kitchen Companies' results of operations.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

          In 2001, the World Kitchen Companies' top five customers represented over 36% of their gross sales. In 2001, 2000 and 1999, Wal-Mart Stores, Inc. accounted for approximately 21%, 15% and 16%, respectively, of the World Kitchen Companies' gross sales. Given the continuing consolidation within the retail industry, the percentage of sales to the World Kitchen Companies' top customers is likely to increase. The World Kitchen Companies do not have long-term purchase agreements or other contractual assurances as to future sales to these major customers. Decreased levels or the deferral of orders by the World Kitchen Companies' major customers in the past have had, and in the future may have, a material adverse effect on the World Kitchen Companies' results of operations. In addition, due to the allocation of retail shelf space to suppliers' products far in advance of the placement and shipment of orders for such products, the World Kitchen Companies' net sales are reliant to a certain extent on the ability of their strategic accounts to successfully execute on such plans, and any deferral of orders does not allow sufficient notice to obtain satisfactory alternative sales arrangements for such products.

          In addition, continued consolidation within the retail industry may result in an increasingly concentrated customer base. To the extent that such consolidation continues to occur, the World Kitchen Companies' net sales and profitability may be increasingly sensitive to a deterioration in the financial condition of or other adverse developments in the World Kitchen Companies' relationships with one or more customers.

          In January 2002, Kmart, one of the World Kitchen Companies' top five customers, filed a voluntary petition for reorganization under chapter 11 of the Bankruptcy Code. In its filings, Kmart indicated that it would reorganize on a fast track basis and has targeted emergence from chapter 11 in 2003; however, there is no assurance that this will occur. As a result of Kmart's chapter 11 filing, the World Kitchen Companies evaluated their current exposure and recorded an aggregate $8.3 million bad debt reserve based on an estimate of the collectability of pre-petition accounts receivable. Subsequent to the Petition Date, the Debtors entered into an agreement to sell $10 million of their prepetition general unsecured (non-reclamation) claims against Kmart to a third party purchaser for $0.24 per dollar (with the right of the purchaser to purchase the Debtors' prepetition general unsecured (non-reclamation) claims in excess of $10 million for the same per dollar purchase price). This transaction was approved by the Bankruptcy Court on September 19, 2002 and consummated on September 25, 2002. In addition, the Debtors have established new credit terms with Kmart and are managing their exposure on a going-forward basis. The World Kitchen Companies' sales to Kmart totaled approximately $57.0 million in 2001. Of this amount, approximately 36% of the World Kitchen Companies' products were sold through an arrangement with Martha Stewart Living Omnimedia LLC. Under this contract, the World Kitchen Companies can sell their Martha Stewart line only to specified customers, including Kmart. The Debtors continue to monitor these initiatives, but cannot estimate the ultimate impact they will have on the Debtors' future results of operations.

FLUCTUATIONS IN THE RETAIL INDUSTRY

          The World Kitchen Companies' businesses depend on the strength of the retail economies in various parts of the world, primarily in North America, and to a lesser extent in Asia, Latin America and Australia, which are affected by such factors as consumer demand, the condition of the retail industry and weather conditions. The World Kitchen Companies' businesses are also sensitive to consumer spending patterns, which in turn are subject to prevailing economic conditions. Weak retail environments, whether due to economic or other conditions, may spur manufacturers and marketers, including the World Kitchen Companies, to increase their discounting and promotional activities. The World Kitchen Companies also may not be able to fully offset the impact of inflation through price increases due to an unfavorable retail environment. Future economic recessions could have a material adverse effect on the World Kitchen Companies' financial condition and results of operations.

          Recently, the retail industry has been characterized by intense competition and consolidation, whereby certain customers of the World Kitchen Companies have incurred a significant amount of debt, have entered bankruptcy or have liquidated and left the retail market. As a result, the World Kitchen Companies may be unable to collect some or all amounts owed by these customers. Additionally, all or part of the operations of a retailer that seeks bankruptcy or other debtor protection may be discontinued or sales of the World Kitchen Companies' products to such a retailer may be curtailed or terminated as a result of such bankruptcy or insolvency proceedings. In addition, the weakened financial condition of certain retailer customers has caused the World Kitchen Companies to decrease their sales to such retailers in an effort to reduce the World Kitchen Companies' credit risk.

          Competition in the retail industry has in the past caused certain of the World Kitchen Companies' customers to engage in certain operational changes, including altering their product mix (i.e., reducing the portion of shelf space allocated to the World Kitchen Companies' products or the categories in which the World Kitchen Companies' products compete) and significantly reducing inventory levels that have adversely affected the World Kitchen Companies' results of operations. There can be no assurance that the foregoing factors will not continue to affect the World Kitchen Companies.

          As is customary in the retail industry, the World Kitchen Companies generally do not enter into written agreements with customers but rely on orders that are cancelable until shipment. Decreased levels or the deferral of orders by the World Kitchen Companies' customers could have a material adverse effect on the World Kitchen Companies' results of operations.

FLUCTUATIONS IN RAW MATERIAL COSTS

          The World Kitchen Companies purchase their raw materials on the spot market and through long-term contracts with suppliers. The replacement of certain raw material suppliers has in the past had, and may in the future have, an adverse effect on the World Kitchen Companies' operations and financial performance, and significant increases in the cost of any of the principal raw materials used by the World Kitchen Companies, namely sand, soda ash, borax, limestone, lithia-containing spars, alumina, cullet, stainless steel, copper and corrugated packaging materials, could have a material adverse effect on their results of operations. The World Kitchen Companies' molded plastic products and certain components of their kitchenware products are manufactured from plastic resin, which is produced from petroleum-based raw materials. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and the petrochemical intermediates from which it is produced. Costs of steel, aluminum and copper, which are used in manufacturing the World Kitchen Companies' bakeware products, and corrugated boxes and packaging, which are used in the display and distribution of the World Kitchen Companies' products, are also subject to market fluctuations. To the extent the World Kitchen Companies are unable to pass on increases in the cost of their raw materials to their customers, such increases may have a material adverse effect on the profitability of the World Kitchen Companies. The World Kitchen Companies do not engage in any hedging activities for commodity trading relating to their supply of raw materials.

RISKS ASSOCIATED WITH LABOR RELATIONS

          Various of the World Kitchen Companies currently are parties to domestic and international collective bargaining agreements, including agreements with the American Flint Glass Workers Union, the Aluminum Brick & Glass Workers International Union, the International Association of Machinists and Aerospace Workers and the Australia Workers Union. These agreements will expire at various times after December 31, 2002. The inability of the Debtors to renew such agreements could result in work stoppages and other labor disturbances, which could disrupt the World Kitchen Companies' businesses and adversely affect their results of operations.

SEASONALITY

          Historically, the World Kitchen Companies record their highest sales in their third and fourth quarters as a result of the buying patterns associated with the holiday selling season. The World Kitchen Companies' need for working capital accelerates in the second half of the year due to additional merchandising and promotional efforts associated with the holiday selling season and, accordingly, total debt levels tend to peak in the third quarter and decrease in the fourth quarter of each year. The amount of the World Kitchen Companies' sales generated during the second half of the year generally depends upon a number of factors, including general economic conditions, existing retailer inventory levels and other factors beyond the World Kitchen Companies' control. The World Kitchen Companies' results of operations would be adversely and disproportionately affected if the World Kitchen Companies' sales were substantially lower than those normally expected during the second half of the year.

DEPENDENCE ON INTELLECTUAL PROPERTY

          The World Kitchen Companies are parties to licensing agreements with parties by which the World Kitchen Companies license trademarks, service marks, trade names and other intellectual property for use in the products that the World Kitchen Companies manufacture and distribute. These include licensing arrangements with Corning, among other things, to use, on an exclusive basis, the Corningware(R) trademark, service mark and trade name, the Pyroceram(R) trademark in the field of housewares and the Pyrex(R) trademark in the field of durable consumer products (which includes bakeware), in each case, for ten years (each renewable at the option of WKI on the same terms and conditions for an unlimited number of successive ten-year terms). The success of the World Kitchen Companies' various businesses depends in part on the World Kitchen Companies' continued ability to use these and other trademarks, trade names, service marks and licensed intellectual property, as well as certain proprietary designs and trademarks on an exclusive basis in reliance upon the protections afforded by applicable trademark laws and regulations. As a result of commencement of the Chapter 11 Cases, or in the event of a bankruptcy of any other party to such licensing agreements, the World Kitchen Companies' right to use trademarks, service marks, trade names and/or other intellectual property subject to such licensing arrangements may be limited or terminated during such bankruptcy proceedings under provisions of bankruptcy law applicable to contracts. The loss of certain of the World Kitchen Companies' rights to such trademarks, trade names, service marks and licenses or the inability of the World Kitchen Companies to effectively protect or enforce such rights could materially adversely affect the World Kitchen Companies. See "Operations During the Chapter 11 Cases - Commencement of Chapter 11 Cases and Related Case Administration Activities - Assumption of Corning Agreements and Resolution of Related Issues."

IMPACT OF ENVIRONMENTAL REGULATION

          The World Kitchen Companies' facilities and operations are subject to certain federal, state, local and foreign laws and regulations relating to environmental protection and human health and safety, including those governing wastewater discharges, air emissions, the use, generation, storage, treatment, transportation and disposal of hazardous and non-hazardous materials and wastes and the remediation of contamination associated with such disposal. Certain of such laws and regulations and their interpretation by regulatory agencies and courts are complex, may change frequently and historically have become increasingly stringent. In addition, under certain environmental laws, a current or previous owner or operator of property may be liable for the costs to remove or remediate certain hazardous substances or petroleum products on, under or in such property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such contamination may adversely affect the ability to sell or rent such property or to borrow using such property as collateral. Owners or operators of such properties, as well as persons who generate, arrange for the disposal or treatment of, or dispose of hazardous substances, may be liable for the costs of investigation, remediation or removal of hazardous substances at or from the properties where such hazardous substances come to be located, whether or not such facility is owned or operated by such person. Additionally, claims may be asserted by third parties for various damages and costs resulting from contamination emanating from a site owned or operated by, or containing hazardous substances originating from, the World Kitchen Companies.

          In 1999, the Ohio Environmental Protection Agency (the "Ohio EPA") notified WKI that its Massillon, Ohio manufacturing facility was in violation of certain federal and state clean air act regulations. In December 2000 and without agreeing with the Ohio EPA's assessment, WKI submitted a proposal listing pollution control alternatives for review by the Ohio EPA. WKI currently is in discussions with the State of Ohio regarding various proposals and believes that it is in compliance with current regulations. If WKI is required to implement the control regulations proposed by the Ohio EPA, it estimates that the cost of certain capital improvements would be approximately $1.2 million. In October 2002, WKI was referred to the Ohio Attorney General's office for enforcement of Chapter 3704 of the Ohio Revised Code ("Chapter 3704") and the regulations adopted thereunder. Civil penalties in the amount of up to $25,000 per day per violation and injunctive relief may be awarded for violations of Chapter 3704. After consultation with representatives of the Ohio Attorney General's office, the State of Ohio may File a request for payment of administrative expenses and a general Unsecured Claim for alleged violations of Chapter 3704 from 1984 to the present. Although the asserted amount of these Claims could be significant, WKI believes that it has valid defenses to these Claims, including that these Claims were resolved pursuant to a prior settlement in 1993. The Ohio Attorney General's office also has indicated that it is reviewing state environmental records to examine the possibility of asserting additional Claims relating to the former facilities of WKI or its predecessors in Hamilton, Monroe and Sidney, Ohio.

          WKI also has potential exposure for environmental Claims at other current or former locations, including at the Martinsburg Facility, some of which could be significant. Certain of these Claims may be subject to a partial environmental indemnity from Corning under the Recapitalization Agreement.

          Because of the nature of their businesses, the World Kitchen Companies have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with and resolving liabilities under environmental laws and regulations, including costs incurred to remediate historic contamination at certain of its facilities. There can be no assurance that compliance with or liabilities under such laws and regulations, or the discovery of contamination will not in the future have a material adverse effect on the World Kitchen Companies.

POTENTIAL PENSION PLAN TERMINATION LIABILITIES

          As described previously, the Qualified Pension Plans are defined benefit pension plans that (a) are covered by Title IV of ERISA and (b) are subject to the minimum funding standards of ERISA and the Internal Revenue Code. WKI and Borden are considered to be members of the same "controlled group" of corporations for purposes of ERISA and the Internal Revenue Code and thus are jointly and severally liable for (i) any funding deficiency or unpaid PBGC premiums with respect to any of the Qualified Pension Plans and (ii) any unfunded benefit liabilities if either of the Qualified Pension Plans is terminated, either by the plan sponsor or by the PBGC. The PBGC has Filed the PBGC Termination Claims, aggregating approximately $187 million in potential pension plan termination liability, which are asserted as Administrative Claims and Priority Tax Claims against all of the Debtors and are contingent upon the termination of the Qualified Pension Plans. WKI and Borden are engaged in discussions with the PBGC regarding the possible formulation and execution of the PBGC Pension Agreement, which potentially would result in the release of the PBGC Termination Claims; however, there is no assurance that the PBGC Pension Agreement will be successfully negotiated or implemented, nor can WKI predict what the terms of any such agreement may be. If no PBGC Pension Agreement is reached and one or both of the Qualified Pension Plans are terminated by the PBGC prior to the Effective Date, the resulting PBGC Termination Claims are expected to have a material adverse effect on the Debtors' ability to consummate the Plan. By contrast, (a) if the Borden Pension Plan is not terminated prior to the Effective Date (after which WKI and Borden no longer will be part of the same controlled group), the Debtors believe that they would have no further obligations or liability with respect to the Borden Pension Plan from and after the Effective Date; and (b) if the WKI Pension Plan is not terminated prior to the Effective Date, the Reorganized Debtors nevertheless would continue to retain liability for the WKI Pension Plan. Although WKI believes that it can continue making the required contributions to the WKI Plan after the Effective Date, the PBGC (under certain circumstances) could thereafter terminate the WKI Pension Plan, which could have a material adverse effect on Reorganized WKI. See "Reorganized WKI - Employee Benefit Matters - Existing Benefit Plans and Agreements."


                     GENERAL INFORMATION CONCERNING THE PLAN

LEGAL EFFECTS OF THE PLAN

          Confirmation of the Plan and the occurrence of the Effective Date will result in the discharge of certain Claims and Interests and the creation of related injunctions with respect thereto. Moreover, upon Confirmation and the occurrence of the Effective Date, the Reorganized Debtors will retain and may enforce certain claims and causes of actions against other entities. These legal effects of the Plan are generally described below.

          DISCHARGE OF CLAIMS AND TERMINATION OF INTERESTS; RELATED INJUNCTION

          Except as provided in the Plan or in the Confirmation Order, the rights afforded under the Plan and the treatment of Claims and Interests under the Plan will be in exchange for and in complete satisfaction, discharge and release of all Claims and termination of all Interests arising on or before the Effective Date, including any interest accrued on Claims from and after the Petition Date. Except as provided in the Plan or in the Confirmation Order, Confirmation will, as of the Effective Date and immediately after the cancellation of the Old WKI Common Stock: (a) discharge the Debtors from all Claims or other debts that arose on or before the Effective Date, and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of Claim based on such debt is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code, (ii) a Claim based on such debt is allowed pursuant to section 502 of the Bankruptcy Code or (iii) the holder of a Claim based on such debt has accepted the Plan; and (b) terminate all Interests and other rights of equity security holders in the Debtors.

          Except as provided in the Plan, the Confirmation Order or the Final Order in respect of the DIP Credit Agreement, the Confirmation Order will be a judicial determination, as of the Effective Date and immediately after the cancellation of the Old WKI Common Stock, but prior to the issuance of the New Common Stock, of a discharge of all such Claims and other debts and liabilities against the Debtors and a termination of all Interests and other rights of holders of Interests in the Debtors, pursuant to sections 524 and 1141 of the Bankruptcy Code, and such discharge will void any judgment obtained against a Debtor at any time, to the extent that such judgment relates to a discharged Claim or terminated Interest; provided, however, that, notwithstanding the extinguishment of any such judgment, the existence of a validly entered judgment may be treated as evidence of the entitlement to a Claim in the Chapter 11 Cases, which Claim, subject to other applicable requirements (including the timely filing of a proof of Claim, if necessary), will be satisfied by the distribution, if any, provided under the Plan.

          Except as provided in the Plan or the Confirmation Order or agreed to by the Debtors or the Reorganized Debtors, as of the Effective Date all entities and persons that have held, currently hold or may hold a Claim or other debt or liability that is discharged or an Interest or other right of a holder of an Interest that is terminated pursuant to the terms of the Plan, will be permanently enjoined from taking any of the following actions on account of any such discharged Claims, debts or liabilities or terminated Interests or rights:
(a) commencing or continuing in any manner any action or other proceeding against any Debtor, any Reorganized Debtor or its respective property, other than to enforce any right pursuant to the Plan to a distribution; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against any Debtor, any Reorganized Debtor or its respective property, other than as permitted pursuant to (a) above; (c) creating, perfecting or enforcing any lien or encumbrance against any Debtor, any Reorganized Debtor or its respective property; (d) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to any Debtor or any Reorganized Debtor; and (e) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

          AS OF THE EFFECTIVE DATE, ALL ENTITIES AND PERSONS THAT HAVE HELD, CURRENTLY HOLD OR MAY HOLD ANY CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES THAT ARE RELEASED PURSUANT TO THE PLAN WILL BE PERMANENTLY ENJOINED FROM TAKING ANY OF THE FOLLOWING ACTIONS AGAINST ANY RELEASED ENTITY OR ITS PROPERTY ON ACCOUNT OF SUCH RELEASED CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES IF SUCH ENTITY OR PERSON WAS TIMELY SERVED WITH A COPY OF THE DISCLOSURE STATEMENT: (A) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING; (B) ENFORCING, ATTACHING, COLLECTING OR RECOVERING IN ANY MANNER ANY JUDGMENT, AWARD, DECREE OR ORDER; (C) CREATING, PERFECTING OR ENFORCING ANY LIEN OR ENCUMBRANCE; (D) ASSERTING A SETOFF, RIGHT OF SUBROGATION OR RECOUPMENT OF ANY KIND AGAINST ANY DEBT, LIABILITY OR OBLIGATION DUE TO ANY RELEASED ENTITY; AND (E) COMMENCING OR CONTINUING ANY ACTION, IN ANY MANNER, IN ANY PLACE THAT DOES NOT COMPLY WITH OR IS INCONSISTENT WITH THE PROVISIONS OF THE PLAN.

          By accepting distributions pursuant to the Plan, each holder of an Allowed Claim receiving distributions pursuant to the Plan will be deemed to have specifically consented to the injunctions set forth in the Plan.

          The classification and manner of satisfying all Claims and Interests under the Plan take into consideration all subordination rights, whether arising under general principles of equitable subordination, contract, section 510(c) of the Bankruptcy Code or otherwise, that a holder of a Claim or Interest may have against other Claim or Interest holders with respect to any distribution made pursuant to the Plan. All subordination rights that a holder of a Claim may have with respect to any distribution to be made pursuant to the Plan will be discharged and terminated, and all actions related to the enforcement of such subordination rights will be permanently enjoined. Accordingly, distributions pursuant to the Plan to holders of Allowed Claims will not be subject to payment to a beneficiary of such terminated subordination rights or to levy, garnishment, attachment or other legal process by a beneficiary of such terminated subordination rights.

          Pursuant to Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided under the Plan, the provisions of the Plan will constitute a good faith compromise and settlement of all claims or controversies relating to the subordination rights that a holder of a Claim may have with respect to any Allowed Claim or any distribution to be made pursuant to the Plan on account of any Allowed Claim. The entry of the Confirmation Order will constitute the Bankruptcy Court's approval, as of the Effective Date, of the compromise or settlement of all such claims or controversies and the Bankruptcy Court's finding that such compromise or settlement is in the best interests of the Debtors, the Reorganized Debtors and their respective property and Claim and Interest holders and is fair, equitable and reasonable.

          Notwithstanding the foregoing, the subordination provisions of section 510(b) of the Bankruptcy Code, to the extent applicable to Claims against WKI, are expressly preserved.

          PRESERVATION OF RIGHTS OF ACTION BY THE DEBTORS AND THE REORGANIZED DEBTORS

          Except as provided in the Plan or in any contract, instrument, release or other agreement entered into or delivered in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors will retain and may enforce any claims, demands, rights and causes of action that the Debtor or the Estate may hold against any entity, to the extent not released under Section IV.E.2 of the Plan or the WKI/KKR Entity Release and Indemnification Agreement. Each Reorganized Debtor or its successor may pursue such retained claims, demands, rights or causes of action, as appropriate, in accordance with the best interests of such Reorganized Debtor or its successor holding such claims, demands, rights or causes of action.

          RELEASES, INDEMNITY AND RELATED INJUNCTION

          As of the Effective Date, in consideration for the obligations of the Debtors and the Reorganized Debtors under the Plan and the cash, New Common Stock, New Senior Secured Term Loans, New Senior Subordinated Notes and other contracts, instruments, releases, agreements or documents to be entered into or delivered in connection with the Plan, each holder of a Claim that votes in favor of the Plan will be deemed to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities (other than the right to enforce the Debtors' or the Reorganized Debtors' obligations under or reserved by the Plan and the contracts, instruments, releases, agreements and documents delivered thereunder and the right to contest Fee Claims), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising in law, equity or otherwise, that are based in whole or in part on any act, omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to a Debtor, the Chapter 11 Cases or the Plan (referred to as the Released Claims) that such entity has, had or may have against any Debtor or its Representatives (which release will be in addition to the discharge of Claims and termination of Interests provided in the Plan and under the Confirmation Order and the Bankruptcy Code).

          As of the Effective Date, for good and valuable consideration, including acceptance by the holders of Class 2 Claims, Class 6 Claims and Class 7 Claims of the treatment provided in Section III.B.2, Section III.C.2 and
Section III.C.3 of the Plan, respectively, and the releases granted in Section IV.E.2.b.iii of the Plan, each of the Debtors in their individual capacity and as a debtor in possession, on its own behalf and on behalf of all entities or persons claiming through it, will be deemed to forever release, waive and discharge (A) each of the holders of a Class 2 Claim or a Class 6 Claim, the Committee and each of the KKR Entities and (B) their respective Representatives for and from any and all Released Claims (including, without limitation, any claims arising under sections 506, 510, 544, 546, 547, 548, 549, 550 and 553 of the Bankruptcy Code).
Any adversary proceeding, contested matter or other proceeding initiated, or that could be initiated, by the Committee or other entity or person purporting to act on behalf of the Debtors' Estates and asserting a Released Claim covered by Section IV.E.2.b.i of the Plan will be deemed waived, released and, if initiated, dismissed with prejudice on the Effective Date without any further action of any party.

          As of the Effective Date, for good and valuable consideration, including acceptance by the holders of Class 2 Claims, Class 6 Claims and Class 7 Claims of the treatment provided in Section III.B.2, Section III.C.2 and
Section III.C.3 of the Plan, respectively, and the releases granted in Section IV.E.2.b.iii of the Plan, each holder of a Claim that votes in favor of the Plan, and all other holders of Claims and Interests that are timely served with a copy of the Disclosure Statement, to the full extent valid under applicable law, will be deemed to forever release, waive and discharge (A) each of the holders of a Class 2 Claim or a Class 6 Claim and each of the KKR Entities (B) their respective Representatives for and from any and all Released Claims.

          As of the Effective Date, for good and valuable consideration, each of the holders of Class 2 Claims or Class 6 Claims and each of the KKR Entities, on its own behalf and on behalf of all entities or persons claiming though it, will be deemed to forever release, waive and discharge (A) each other; (B) the Committee; (C) each of the Debtors; (D) each holder of a Claim that votes in favor of the Plan; and (E) each of their respective Representatives for and from any and all Released Claims.

          In addition, the WKI/KKR Entity Release and Indemnification Agreement will provide for the resolution and release of certain potential claims and will provide certain indemnities. See "Resolution and Release of Potential Claims - The Resolution of the Recovery Actions under the Plan - The WKI/KKR Entity Release and Indemnification Agreement."

          The Debtors believe that the releases set forth in the Plan are fair, reasonable and appropriate in conjunction with the favorable settlements embodied in the Plan, which permit significant recoveries to unsecured creditors even though senior secured creditors are not achieving a full recovery. The Committee also supports the settlements and releases set forth in the Plan. See "Resolution and Release of Potential Claims."

          AS FURTHER PROVIDED IN SECTION X.B OF THE PLAN, THE CONFIRMATION ORDER WILL PERMANENTLY ENJOIN THE COMMENCEMENT OR PROSECUTION BY ANY ENTITY OR PERSON, WHETHER DIRECTLY, DERIVATIVELY OR OTHERWISE, OF ANY CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES RELEASED PURSUANT TO THE PLAN, PROVIDED THAT SUCH ENTITY OR PERSON WAS TIMELY SERVED WITH A COPY OF THE DISCLOSURE STATEMENT.

          LIMITATION OF LIABILITY

          No Debtor, Reorganized Debtor, holder of any Claim or their respective Representatives will have or incur any liability to any entity (including the holder of any Claim or Interest) for any act taken or omitted to be taken in connection with, related to or arising out of the formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into, or any other act taken or omitted to be taken, in connection with the administration of the Chapter 11 Cases, pursuit of the Confirmation of the Plan, the consummation of the plan or property distributed under the Plan; provided, however, that the foregoing will have no effect on:
(a) the liability of any entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release or other agreement or document to be entered into or delivered in connection with the Plan or (b) the liability of any entity that would otherwise result from any such act or omission to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct.

          CONTINUATION OF CERTAIN EMPLOYEE AND RETIREE BENEFITS

          Except as modified or replaced by the agreements, plans and programs described in "Reorganized WKI - Employee Benefit Matters," from and after the Effective Date, the Reorganized Debtors intend to continue (or continue as modified or replaced) their existing employee benefit policies, plans and agreements, as described in "Reorganized WKI - Employee Benefit Matters - Existing Benefit Plans and Agreements."

         From and after the Effective Date, the Reorganized Debtors will be obligated to pay retiree benefits (as defined in section 1114(a) of the Bankruptcy Code), if any, in accordance with the terms of the retiree benefit plans or other agreements governing the payment of such benefits, subject to any rights to amend, modify or terminate such benefits under the terms of the applicable retiree benefits plan, other agreement or applicable nonbankruptcy law.

         EXECUTORY CONTRACTS AND UNEXPIRED LEASES

         Except as otherwise provided in the Plan, in any contract, instrument, release or other agreement or document entered into in connection with the Plan or in a Final Order of the Bankruptcy Court, or as requested in any motion to Filed on or prior to the Effective Date, on the Effective Date, pursuant to section 365 of the Bankruptcy Code, the Debtors will be deemed to assume each Executory Contract and Unexpired Lease.

         Each Real Property Executory Contract and Unexpired Lease will include any modifications, amendments, supplements, restatements or other agreements made directly or indirectly by any agreement, instrument or other document that in any manner affects such contract or lease.

         The Confirmation Order will constitute an order of the Bankruptcy Court approving the assumptions (including any related assignments resulting from the Restructuring Transactions) of Executory Contracts and Unexpired Leases pursuant to Section V.A of the Plan as of the Effective Date. An order of the Bankruptcy Court entered on or prior to the Confirmation Date will specify the procedures for providing notice to each party whose Executory Contract or Unexpired Lease is being assumed or assumed and assigned pursuant to the Plan of: (a) the contract or lease being assumed or assumed and assigned; (b) the Cure Amount Claim, if any, that the applicable Debtor believes it would be obligated to pay in connection with such assumption; (c) any assignment of the contract or lease (pursuant to the Restructuring Transactions or otherwise); and (d) the procedures for such party to object to the assumption of the applicable contract or lease, the amount of the proposed Cure Amount Claim or any assignment of the contract or lease. As of the effective time of an applicable Restructuring Transaction, any Executory Contract or Unexpired Lease to be held by any Debtor or Reorganized Debtor and assumed hereunder or otherwise in the Chapter 11 Cases will be deemed assigned to the surviving, resulting or acquiring corporation in the applicable Restructuring Transaction, pursuant to section 365 of the Bankruptcy Code. If an objection to a proposed assumption or assumption and assignment is not resolved in favor of the Debtors or the Reorganized Debtors, the applicable Executory Contract or Unexpired Lease may be designated by the Debtors or the Reorganized Debtors for rejection, which shall be deemed effective as of the Effective Date.

         To the extent that such Claims constitute monetary defaults, the Cure Amount Claims associated with each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan will be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, at the option of the applicable Debtor or Reorganized
Debtor: (a) by payment of the Cure Amount Claim in cash on the Effective Date or
(b) on such other terms as are agreed to by the parties to such Executory Contract and Unexpired Lease. If there is a dispute regarding: (i) the amount of any Cure Amount Claim, (ii) the ability of the applicable Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed or (iii) any other matter pertaining to assumption or assumption and assignment of such contract or lease, the payment of any Cure Amount Claim required by section 365(b)(1) of the Bankruptcy Code will be made within 30 days following the entry of a Final Order resolving the dispute and approving the assumption.

         Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by a Debtor, will be performed by such Debtor or Reorganized Debtor in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.

         Any Claims arising from the rejection of any Executory Contract or Unexpired Lease will be treated as a Class 3 Claim, Class 8 Claim or Class 10 Claim, as appropriate, under the Plan.

         Notwithstanding anything in the Bar Date Order to the contrary, if the rejection of an Executory Contract or Unexpired Lease gives rise to a Claim by the other party or parties to such contract or lease, such Claim will be forever barred and will not be enforceable against the Debtors, the Reorganized Debtors, their respective successors or their respective properties unless a proof of Claim is Filed and served on the Reorganized Debtors, pursuant to the procedures specified in the Plan, the Confirmation Order and the notice of the entry of the Confirmation Order or another order of the Bankruptcy Court, as applicable. Upon the rejection of an Executory Contract or Unexpired Lease, a separate notice of the applicable Bar Date for Filing rejection damage Claims will be served on the non-Debtor party or parties to such agreement, which notice may be given by serving the Bankruptcy Court's order establishing such Bar Date.

         As contemplated or provided in the WKI/KKR Entity Release and Indemnification Agreement, except as otherwise provided in the WKI/KKR Entity Release and Indemnification Agreement, each Executory Contract and Unexpired Lease between any of the Debtors and any of the KKR Entities will be deemed rejected as of the Effective Date and all rejection damages of any such KKR Entity in respect thereof will be deemed waived. See "Resolution and Release of Potential Claims - The Resolution of the Recovery Actions under the Plan - The WKI/KKR Entity Release and Indemnification Agreement."

SUBSTANTIVE CONSOLIDATION

         The Debtors reserve the right to seek approval by the Bankruptcy Court for the substantive consolidation of some or all of the Debtors for the purpose of implementing the Plan, including for purposes of voting, Confirmation and distributions to be made under the Plan.

         Substantive consolidation is an equitable remedy in bankruptcy, which results in the pooling of the assets and liabilities of a debtor and one or more other debtors solely for purposes of the bankruptcy case, including for purposes of voting on and treatment under a plan of reorganization. There are no definitive rules as to when substantive consolidation will be ordered. Factors relied upon by Bankruptcy Courts in approving a substantive consolidation have included (a) whether the debtors are interrelated entities operating under a common parent for tax and business purposes, (b) whether creditors have dealt with the debtors as a single economic unit, (c) the absence of substantial prejudice to particular creditors arising from a substantive consolidation, (d) whether corporate formalities have been followed, (e) whether assets and records have not been kept separate, (f) whether there are intercompany guarantees of loans and other matters and (g) whether a consolidation will benefit all creditors. No single factor is determinative. No assurance can be given, however, that, if requested by the Debtors, the Bankruptcy Court would approve any proposed substantive consolidation of some or all of the Debtors.


                          DISTRIBUTIONS UNDER THE PLAN

GENERAL

         Except as otherwise provided in Article VI of the Plan, distributions of cash, New Common Stock, New Senior Secured Term Loans and New Senior Subordinated Notes to be made on the Effective Date to holders of Claims that are allowed as of the Effective Date will be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable, but in any event no later than: (a) 60 days after the Effective Date or (b) with respect to any particular Claim, such later date when the applicable conditions of Section V.B of the Plan (regarding cure payments for Executory Contracts and Unexpired Leases being assumed), Section VI.D.2 of the Plan (regarding undeliverable distributions) or Section VI.H of the Plan (regarding surrender of canceled instruments and securities) are satisfied. Distributions on account of Claims that become Allowed Claims after the Effective Date will be made pursuant to Section VII.C of the Plan. Notwithstanding the foregoing, the distribution of cash, New Common Stock, New Senior Secured Term Loans and New Senior Subordinated Notes to be distributed to the holders of Tranche B Revolving Claims or Bank Loan Claims pursuant to Section III.B.2 or Section III.C.2 of the Plan shall be delivered to the Third Party Disbursing Agent for such Claims no later than the close of business on the Effective Date.

METHODS OF DISTRIBUTIONS

         The method of distributing the consideration provided for in the Plan is set forth in Section VI of the Plan and summarized below.

         DISTRIBUTIONS TO HOLDERS OF ALLOWED CLAIMS

         The applicable Reorganized Debtor, or such Third Party Disbursing Agents as Reorganized WKI may employ in its sole discretion, will make all distributions of cash, New Common Stock, New Senior Secured Term Loans, New Senior Subordinated Notes and other instruments or documents required under the Plan. Each Disbursing Agent will serve without bond, and any Disbursing Agent may employ or contract with other entities to assist in or make the distributions required by the Plan. The Prepetition Credit Facility Agent will act as the Third Party Disbursing Agent in respect of Class 2 Claims and Class 6 Claims. The 9-1/4% Senior Note Indenture Trustee will act as the Third Party Disbursing Agent in respect of Class 5 Claims.

         COMPENSATION AND REIMBURSEMENT FOR SERVICES RELATED TO DISTRIBUTIONS

         Each Third Party Disbursing Agent providing services related to distributions pursuant to the Plan will receive from Reorganized WKI, without further Bankruptcy Court approval, reasonable compensation for such services and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services. These payments will be made on terms agreed to with Reorganized WKI and will not be deducted from distributions to be made pursuant to the Plan to holders of Allowed Claims receiving distributions from a Third Party Disbursing Agent.

         DELIVERY OF DISTRIBUTIONS IN GENERAL

         Except as provided below for distributions to holders of 9-5/8% Senior Subordinated Note Claims or 9-1/4% Senior Note Claims, distributions to holders of Allowed Claims will be made by a Disbursing Agent (a) at the addresses set forth on the respective proofs of Claim Filed by holders of such Claims; (b) at the addresses set forth in any written certification of address change delivered to the Disbursing Agent (including pursuant to a letter of transmittal delivered to a Disbursing Agent) after the date of filing of any related proof of Claim; or (c) at the addresses reflected in the applicable Debtor's Schedules if no proof of Claims has been Filed and the Disbursing Agent has not received a written notice of a change of address. Distributions to holders of Class 2 Claims and Class 6 Claims will be made by the Prepetition Credit Facility Agent pursuant to the provisions of the Prepetition Credit Facility.

         SPECIAL PROVISIONS FOR DISTRIBUTIONS TO HOLDERS OF 9-5/8% SENIOR SUBORDINATED NOTE CLAIMS OR 9-1/4% SENIOR NOTE CLAIMS

         Subject to the requirements of Section VI.H of the Plan regarding surrender of any 9-5/8% Senior Subordinated Notes or 9-1/4% Senior Notes not held in book-entry form, distributions to holders of Allowed 9-5/8% Senior Subordinated Note Claims or Allowed 9-1/4% Senior Note Claims will be made by a Disbursing Agent to the record holders of the 9-5/8% Senior Subordinated Notes as of the Distribution Record Date, as identified on a record holder register to be provided to the Disbursing Agent by the 9-5/8% Senior Subordinated Note Indenture Trustee or the 9-1/4% Senior Note Indenture Trustee, as the case may be, within five Business Days after the Distribution Record Date. This record holder register (a) will provide the name, address and holdings of each respective registered holder of as of the Distribution Record Date and (b) must be consistent with the applicable Indenture Trustee's Allowed proof of Claim.

UNDELIVERABLE OR UNCLAIMED DISTRIBUTIONS

         If any distribution to a holder of an Allowed Claim is returned to a Disbursing Agent or is otherwise undeliverable, no further distributions will be made to such holder unless and until the applicable Disbursing Agent is notified by written certification of such holder's then-current address. Subject to
Section VI.D.2.c of the Plan (regarding the failure to claim undeliverable distributions), undeliverable distributions will remain in the possession of the applicable Disbursing Agent pursuant to Section VI.D.2.a.i of the Plan until such time as a distribution becomes deliverable. Subject to Section VI.D.2.c of the Plan, undeliverable cash, New Common Stock, New Senior Secured Term Loans or New Senior Subordinated Notes will be held by the applicable Disbursing Agent for the benefit of the potential claimants of such securities. The applicable Disbursing Agents will make all distributions that become deliverable to holders of Allowed Claims.

         Pending the distribution of any New Common Stock, the applicable Disbursing Agent will cause all of the New Common Stock held by it in its capacity as Disbursing Agent to be (a) represented in person or by proxy at each meeting of the stockholders of Reorganized WKI, (b) voted in any election of directors of Reorganized WKI in accordance with the Stockholders' Agreement (as if such New Common Stock had been delivered to the entity entitled to receive such stock under the Plan) and (c) voted with respect to any other matter as recommended by the Board of Directors of Reorganized WKI.

         Any holder of an Allowed Claim that does not assert a claim pursuant to the Plan for an undeliverable distribution to be made by a Disbursing Agent within two years after the later of (i) the Effective Date and (ii) the last date on which a distribution was deliverable to such holder will have its claim for such undeliverable distribution discharged and will be forever barred from asserting any such claim against the Reorganized Debtors or their respective property. In such cases, unclaimed distributions will become property of Reorganized WKI, free of any restrictions thereon, and any such unclaimed distribution held by a Third Party Distribution Agent will be returned to Reorganized WKI. Nothing contained in the Plan will require any Debtor, Reorganized Debtor or Disbursing Agent to attempt to locate any holder of an Allowed Claim or an Allowed Interest.

DISTRIBUTION RECORD DATE

         As of the close of business on the Distribution Record Date, the transfer registers for the 9-5/8% Senior Subordinated Notes and the 9-1/4% Senior Notes, as maintained by the 9-5/8% Senior Subordinated Notes Indenture Trustee and the 9-1/4% Senior Notes Indenture Trustee, respectively, will be closed. The applicable Disbursing Agent will have no obligation to recognize the transfer or sale of any 9-5/8% Senior Subordinated Note Claim or 9-1/4% Senior Note Claim that occurs after the close of business on the Distribution Record Date and will be entitled for all purposes under the Plan to recognize and make distributions only to those holders who are holders of such Claims as of the close of business on the Distribution Record Date.

MEANS OF CASH PAYMENTS

         Except as otherwise specified in the Plan, cash payments made pursuant to the Plan will be in U.S. currency by checks drawn on a domestic bank selected by the applicable Debtor or Reorganized Debtor or, at the option of the applicable Debtor or Reorganized Debtor, by wire transfer from a domestic bank; provided, however, that cash payments to foreign holders of Allowed Claims may be made, at the option of the applicable Debtor or Reorganized Debtor, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction. Notwithstanding the foregoing, any cash payable to the Prepetition Credit Facility Agent shall be sent by wire transfer of immediately available funds.

TIMING AND CALCULATION OF AMOUNTS TO BE DISTRIBUTED

         Subject to Section VI.A of the Plan, on the Effective Date, each holder of an Allowed Claim will receive the full amount of the distributions that the Plan provides for Allowed Claims in the applicable Class. No later than each Quarterly Distribution Date, distributions also will be made, pursuant to
Section VII.C of the Plan, to holders of Disputed Claims in any such Class that were allowed during the preceding calendar quarter. Such quarterly distributions also will be in the full amount that the Plan provides for Allowed Claims in the applicable Class.

         DISTRIBUTIONS OF NEW COMMON STOCK

         Notwithstanding any other provision of the Plan, only whole numbers of shares of New Common Stock will be issued. When any distribution on account of an Allowed Claim otherwise would result in the issuance of a number of shares of New Common Stock that is not a whole number, the actual distribution of shares of such stock will be rounded to the next higher whole number. The total number of shares of New Common Stock to be distributed on account of Allowed Claims will be adjusted as necessary to account for the foregoing rounding and, notwithstanding any other provision of the Plan, Reorganized WKI will make available to the applicable Disbursing Agent any additional shares of New Common Stock necessary to accomplish the foregoing.

         DE MINIMIS DISTRIBUTIONS

         Unless otherwise directed by Reorganized WKI, no Disbursing Agent will distribute cash to the holder of an Allowed Claim if the amount of cash to be distributed on account of such Claim is less than $25. Any holder of an Allowed Claim on account of which the amount of cash to be distributed is less than $25 will have its Claim for such distribution discharged and will forever be discharged and will be forever barred from asserting any such Claim against the Reorganized Debtors or their respective property.

         COMPLIANCE WITH TAX REQUIREMENTS

         In connection with the Plan, to the extent applicable, each Disbursing Agent will comply with all Tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Plan will be subject to such withholding and reporting requirements. Each Disbursing Agent will be authorized to take any actions that may be necessary or appropriate to comply with such withholding and reporting requirements, including requiring recipients to fund the payment of such withholding as a condition to delivery. Notwithstanding any other provision of the Plan, each entity receiving a distribution of cash, New Senior Secured Term Loans, New Senior Subordinated Notes or New Common Stock pursuant to the Plan will have sole and exclusive responsibility for the satisfaction and payment of any Tax obligations imposed on it by any governmental unit on account of the distribution, including income, withholding and other Tax obligations.

TENDER OF 9-5/8% SENIOR SUBORDINATED NOTES AND 9-1/4% SENIOR NOTES

         Except as provided in Section VI.H.2 of the Plan for lost, stolen, mutilated or destroyed 9-5/8% Senior Subordinated Notes or 9-1/4% Senior Notes, each holder of any such Note not held through book entry must tender such Note to the applicable Disbursing Agent in accordance with a letter of transmittal to be provided to such holders by the Disbursing Agent as promptly as practicable following the Effective Date. The letter of transmittal will include, among other provisions, customary provisions with respect to the authority of the holder of such Notes to act and the authenticity of any signatures required thereon. All surrendered 9-5/8% Senior Subordinated Notes or 9-1/4% Senior Notes will be marked as canceled and delivered to Reorganized WKI.

         Any holder of an Allowed 9-5/8% Senior Subordinated Note Claim or Allowed 9-1/4% Senior Note Claim with respect to which the underlying 9-5/8% Senior Subordinated Note or 9-1/4% Senior Note has been lost, stolen, mutilated or destroyed must, in lieu of surrendering such 9-5/8% Senior Subordinated Note, deliver to the applicable Disbursing Agent: (a) evidence satisfactory to the Disbursing Agent of the loss, theft, mutilation or destruction and (b) such security or indemnity as may be required by the Disbursing Agent and Reorganized WKI to hold the Disbursing Agent and the Reorganized Debtors, as applicable, harmless from any damages, liabilities or costs incurred in treating such individual as a holder of such Note. Upon compliance with the foregoing procedures (as contained in Section VI.H.2 of the Plan) by a holder of an Allowed 9-5/8% Senior Subordinated Note Claim or Allowed 9-1/4% Senior Note Claim, such holder will, for all purposes under the Plan, be deemed to have surrendered the applicable 9-5/8% Senior Subordinated Note or 9-1/4% Senior Note, as the case may be.

         Any holder of a 9-5/8% Senior Subordinated Note or 9-1/4% Senior Note not held through book entry that fails to surrender or is deemed not to have surrendered the applicable Note within two years after the Effective Date will have its right to distributions pursuant to the Plan on account thereof discharged and will be forever barred from asserting any such Claim against the Reorganized Debtors or their respective property. In such case, any New Common Stock or cash held for distribution on account thereof will be treated pursuant to the provisions set forth in Section VI.D.2.c of the Plan.

SETOFFS

         Except with respect to claims of a Debtor or Reorganized Debtor released pursuant to the Plan or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the Reorganized Debtors or, as instructed by the applicable Reorganized Debtor, a Third Party Disbursing Agent may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim (before any distribution is made on account of such Claim) the claims, rights and causes of action of any nature that the applicable Debtor or Reorganized Debtor may hold against the holder of such Allowed Claim; provided that neither the failure to effect a setoff nor the allowance of any Claim under the Plan will constitute a waiver or release by the applicable Debtor or Reorganized Debtor of any claims, rights and causes of action that the Debtor or Reorganized Debtor may possess against the Claim holder.

TREATMENT OF DISPUTED CLAIMS

         TREATMENT PENDING ALLOWANCE

         Notwithstanding any other provisions of the Plan, no payments or distributions will be made on account of a Disputed Claim until such Claim becomes an Allowed Claim.

         DISTRIBUTIONS ON ACCOUNT OF DISPUTED CLAIMS ONCE THEY ARE ALLOWED

         No later than each Quarterly Distribution Date, the applicable Disbursing Agent will make all distributions on account of any Disputed Claim that has become an Allowed Claim during the preceding calendar quarter. Such distributions will be made pursuant to the provisions of the Plan governing the applicable Class.

OBJECTIONS TO CLAIMS AND AUTHORITY TO PROSECUTE OBJECTIONS

         All objections to Claims must be Filed and served on the holders of such Claims by the Claims Objection Bar Date and, if filed prior to the Effective Date, such objections will be served on the parties on the then-applicable special service list in the Chapter 11 Cases. If an objection has not been Filed to a proof of Claim or a scheduled Claim by the Claims Objection Bar Date, the Claim to which the proof of Claim or scheduled Claim relates will be treated as an Allowed Claim if such Claim has not been Allowed earlier.

         After the Confirmation Date, only the Debtors or the Reorganized Debtors will have the authority to File, settle, compromise, withdraw or litigate to judgment objections to Claims, including pursuant to any alternative dispute resolution or similar procedures approved by the Bankruptcy Court. After the Effective Date, the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court.

DISSOLUTION OF THE COMMITTEE

         On the Effective Date, the Committee will dissolve and the members of the Committee and their respective Professionals will cease to have any role arising from or related to the Chapter 11 Cases. Under the Plan, the Professionals retained by the Committee and the respective members thereof will not be entitled to assert any Fee Claim for any services rendered or expenses incurred after the Effective Date, except for reasonable fees for services rendered, and actual and necessary expenses incurred, in connection with any applications for allowance of compensation and reimbursement of expenses pending on the Effective Date or Filed and served after the Effective Date pursuant to
Section III.A.1.f.ii.A of the Plan.

                       VOTING AND CONFIRMATION OF THE PLAN

GENERAL

         To confirm the Plan, the Bankruptcy Code requires that the Bankruptcy Court make a series of findings concerning the Plan and the Debtors, including that (a) the Plan has classified Claims and Interests in a permissible manner; (b) the Plan complies with the applicable provisions of the Bankruptcy Code; (c) the Debtors comply with the applicable provisions of the Bankruptcy Code; (d) the Debtors, as proponents of the Plan, have proposed the Plan in good faith and not by any means forbidden by law; (e) the disclosure required by section 1125 of the Bankruptcy Code has been made; (f) the Plan has been accepted by the requisite votes of creditors and equity interest holders (except to the extent that cramdown is available under section 1129(b) of the Bankruptcy Code (see "-- Confirmation" and "-- Acceptance or Cramdown")); (g) the Plan is feasible and Confirmation will not likely be followed by the liquidation or the need for further financial reorganization of the Debtors or the Reorganized Debtors; (h) the Plan is in the "best interests" of all holders of Claims or Interests in an impaired Class by providing to creditors or interest holders on account of such Claims or Interests property of a value, as of the Effective Date, that is not less than the amount that such holder would receive or retain in a chapter 7 liquidation, unless each holder of a Claim or Interest in such Class has accepted the Plan; (i) all fees and expenses payable under 28 U.S.C. ss. 1930, as determined by the Bankruptcy Court at the Confirmation Hearing, have been paid or the Plan provides for the payment of such fees on the Effective Date; (j) the Plan provides for the continuation after the Effective Date of all retiree benefits, as defined in section 1114 of the Bankruptcy Code, at the level established at any time prior to Confirmation pursuant to sections 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code, for the duration of the period that the applicable Debtor has obligated itself to provide such benefits; and
(k) the disclosures required under section 1129(a)(5) concerning the identity and affiliations of persons who will serve as officers, directors and voting trustees of the Reorganized Debtors have been made.

VOTING PROCEDURES AND REQUIREMENTS

         Pursuant to the Bankruptcy Code, only classes of claims against or equity interests in a debtor that are "impaired" under the terms of a plan of reorganization are entitled to vote to accept or reject a plan. A class is "impaired" if the legal, equitable or contractual rights attaching to the claims or interests of that class are modified, other than by curing defaults and reinstating maturity. Classes of Claims and Interests that are not impaired are not entitled to vote on the Plan and are conclusively presumed to have accepted the Plan. In addition, Classes of Claims and Interests that receive no distributions under the Plan are not entitled to vote on the Plan and are deemed to have rejected the Plan unless such Class otherwise indicates acceptance. The classification of Claims and Interests is summarized, together with an indication of whether each Class of Claims or Interests is impaired or unimpaired, in "Overview of the Plan - Summary of Classes and Treatment of Claims and Interests."

         Pursuant to section 502 of the Bankruptcy Code and Bankruptcy Rule 3018, the Bankruptcy Court may estimate and temporarily allow a Claim for voting or other purposes. By order of the Bankruptcy Court, certain vote tabulation rules have been approved that temporarily allow or disallow certain Claims for voting purposes only. These tabulation rules are described in the solicitation materials provided with your Ballot.

         VOTING ON THE PLAN BY EACH HOLDER OF AN IMPAIRED CLAIM ENTITLED TO VOTE ON THE PLAN IS IMPORTANT. IF YOU HOLD CLAIMS IN MORE THAN ONE CLASS, IF YOU HOLD MULTIPLE GENERAL UNSECURED CLAIMS OR UNDER CERTAIN OTHER CIRCUMSTANCES, YOU MAY RECEIVE MORE THAN ONE BALLOT. YOU SHOULD COMPLETE, SIGN AND RETURN EACH BALLOT YOU RECEIVE.

         PLEASE CAREFULLY FOLLOW ALL OF THE INSTRUCTIONS CONTAINED ON THE BALLOT PROVIDED TO YOU. ALL BALLOTS MUST BE COMPLETED AND RETURNED IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED.

         TO BE COUNTED, YOUR BALLOT MUST BE ACTUALLY RECEIVED BY 5:00 P.M., EASTERN TIME, ON DECEMBER 17, 2002 (OR SUCH OTHER TIME AND DATE IDENTIFIED ON YOUR BALLOT) AT THE ADDRESS SET FORTH ON THE PREADDRESSED ENVELOPE PROVIDED TO YOU. IT IS OF THE UTMOST IMPORTANCE TO THE DEBTORS THAT YOU VOTE PROMPTLY TO ACCEPT THE PLAN.

         A HOLDER OF A 9-5/8% SENIOR SUBORDINATED NOTE OR A 9-1/4% SENIOR NOTE HELD IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST COMPLETE AND DELIVER TO SUCH NOMINEE THE BALLOTS PROVIDED TO SUCH HOLDER IN ORDER TO VOTE ON THE PLAN. SUCH HOLDERS ARE URGED TO DELIVER SUCH BALLOT(S) TO

THEIR RESPECTIVE NOMINEE HOLDERS NO LATER THAN THE DATE IDENTIFIED ON SUCH BALLOT(S) IN ORDER TO ENSURE THAT THEIR VOTE WILL BE COUNTED.

         VOTES CANNOT BE TRANSMITTED ORALLY. ACCORDINGLY, YOU ARE URGED TO RETURN YOUR SIGNED AND COMPLETED BALLOT PROMPTLY.

         IF ANY OF THE CLASSES OF HOLDERS OF IMPAIRED CLAIMS VOTE TO REJECT THE PLAN, (A) THE DEBTORS MAY SEEK TO SATISFY THE REQUIREMENTS FOR CONFIRMATION OF THE PLAN UNDER THE CRAMDOWN PROVISIONS OF SECTION 1129(b) OF THE BANKRUPTCY CODE AND, IF REQUIRED, MAY AMEND THE PLAN TO CONFORM TO THE STANDARDS OF SUCH SECTION OR (B) THE PLAN MAY BE MODIFIED OR WITHDRAWN WITH RESPECT TO A PARTICULAR DEBTOR, WITHOUT AFFECTING THE PLAN AS TO OTHER DEBTORS, OR IN ITS ENTIRETY. See "-- Acceptance or Cramdown" and "-- Alternatives to Confirmation and Consummation of the Plan."

         IF YOU ARE ENTITLED TO VOTE AND YOU DID NOT RECEIVE A BALLOT, RECEIVED A DAMAGED BALLOT OR LOST YOUR BALLOT, PLEASE CALL THE DEBTORS' VOTING AGENT, LOGAN & COMPANY, INC., AT (973) 509-3190.

CONFIRMATION HEARING

         The Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on whether the Debtors have fulfilled the Confirmation requirements of section 1129 of the Bankruptcy Code. The Confirmation Hearing has been scheduled for December 23, 2002, December 27, 2002 and December 30, 2002, beginning at 11:00 a.m., Central Time, each day, before the Honorable Jack
B. Schmetterer, United States Bankruptcy Judge for the Northern District of Illinois, in the Judge's usual courtroom at the United States Bankruptcy Court for the Northern District of Illinois, located at Everett McKinley Dirkson United States Courthouse, 219 South Dearborn Street, Chicago, Illinois 60604. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice, except for an announcement of the adjourned date made at the Confirmation Hearing. Any objection to Confirmation must be made in writing and must specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or Interest held by the objector. Any such objections must be Filed and served upon the persons designated in the notice of the Confirmation Hearing, in the manner and by the deadline described therein.

CONFIRMATION

         At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the applicable requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for Confirmation are that the Plan: (a) is accepted by the requisite holders of Claims and Interests in impaired Classes of such Debtor or, if not so accepted, is "fair and equitable" and "does not discriminate unfairly" as to the nonaccepting Class; (b) is in the "best interests" of each holder of a Claim or Interest in each impaired Class under the Plan for such Debtor; (c) is feasible; and (d) complies with the applicable provisions of the Bankruptcy Code.

ACCEPTANCE OR CRAMDOWN

         A plan is accepted by an impaired class of claims if holders of at least two-thirds in dollar amount and a majority in number of claims of that class vote to accept the plan. Only those holders of claims who actually vote (and are entitled to vote) to accept or to reject a plan count in this tabulation. In addition to this voting requirement, section 1129 of the Bankruptcy Code requires that a plan be accepted by each holder of a claim or interest in an impaired class or that the plan otherwise be found by the Bankruptcy Court to be in the best interests of each holder of a claim or interest in an impaired class. See "-- Best Interests Test; Liquidation Analysis." The Bankruptcy Code contains provisions for confirmation of a plan even if it is not accepted by all impaired classes, as long as at least one impaired class of claims has accepted it. These so-called "cramdown" provisions are set forth in section 1129(b) of the Bankruptcy Code. As indicated above, the Plan may be confirmed under the cramdown provisions if, in addition to satisfying the other requirements of section 1129 of the Bankruptcy Code, it (a) is "fair and equitable" and (b) "does not discriminate unfairly" with respect to each Class of Claims or Interests that is impaired under, and has not accepted, the Plan. The "fair and equitable" standard, also known as the "absolute priority rule," requires, among other things, that unless a dissenting class of unsecured claims or a class of interests receives full compensation for its allowed claims or allowed interests, no holder of allowed claims or interests in any junior class may receive or retain any property on account of such claims or interests. With respect to a dissenting class of secured claims, the "fair and equitable" standard requires, among other things, that holders either (i) retain their liens and receive deferred cash payments with a value as of the effective date of the Plan equal to the value of their interest in property of the applicable estate or (ii) receive the indubitable equivalent of their secured claims. The "fair and equitable" standard has also been interpreted to prohibit any class senior to a dissenting class from receiving under a plan more than 100% of its allowed claims or allowed interests. The Debtors believe that, if necessary, the Plan may be crammed down over the dissent of certain Classes of Claims, in view of the treatment proposed for such Classes. If necessary and appropriate, the Debtors intend to modify the Plan to permit cramdown of dissenting Classes of Claims.

         The requirement that the Plan not "discriminate unfairly" means, among other things, that a dissenting Class must be treated substantially equally with respect to other Classes of equal rank. The Debtors do not believe that the Plan unfairly discriminates against any Class that may not accept or otherwise consent to the Plan.

         Subject to the conditions set forth in the Plan, a determination by the Bankruptcy Court that the Plan, as it applies to any particular Debtor, is not confirmable pursuant to section 1129 of the Bankruptcy Code will not limit or affect: (a) the confirmability of the Plan as it applies to any other Debtor or
(b) the Debtors' ability to modify the Plan, as it applies to any particular Debtor, to satisfy the provisions of section 1129(b) of the Bankruptcy Code.

BEST INTERESTS TEST; LIQUIDATION ANALYSIS

         Notwithstanding acceptance of the Plan by each impaired Class, to confirm the Plan, the Bankruptcy Court must determine that the Plan is in the best interests of each holder of a Claim or Interest in any such impaired Class who has not voted to accept the Plan. Accordingly, if an impaired Class does not unanimously accept the Plan, the "best interests" test requires that the Bankruptcy Court find that the Plan provides to each member of such impaired Class a recovery on account of the member's Claim or Interest that has a value, as of the Effective Date, at least equal to the value of the distribution that each such member would receive if the applicable Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.

         To estimate what members of each impaired Class of Claims or Interests would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code, the Bankruptcy Court must first determine the aggregate dollar amount that would be available if each of the Chapter 11 Cases were converted to a chapter 7 case under the Bankruptcy Code and each of the respective Debtor's assets were liquidated by a chapter 7 trustee (the "Liquidation Value"). The Liquidation Value of a Debtor would consist of the net proceeds from the disposition of the assets of the Debtor, augmented by any cash held by the Debtor.

         The Liquidation Value available to holders of Unsecured Claims and Interests would be reduced by, among other things, (a) the Claims of secured creditors to the extent of the value of their collateral; (b) the costs, fees and expenses of the liquidation, as well as other administrative expenses of the Debtors' chapter 7 cases; (c) unpaid Administrative Claims of the Chapter 11 Cases; and (d) Priority Claims and Priority Tax Claims. The Debtors' costs of liquidation in chapter 7 cases would include the compensation of trustees, as well as of counsel and of other professionals retained by such trustees, asset disposition expenses, applicable Taxes, litigation costs, Claims arising from the operation of the Debtors during the pendency of the chapter 7 cases and all unpaid Administrative Claims incurred by the Debtors during the Chapter 11 Cases that are allowed in the chapter 7 cases. The liquidation itself would trigger certain Priority Claims, such as Claims for severance pay, and would likely accelerate the payment of other Priority Claims and Priority Tax Claims that otherwise would be payable in the ordinary course of business. These Priority Claims and Priority Tax Claims would be paid in full out of the net liquidation proceeds, after payment of Secured Claims, before the balance would be made available to pay Unsecured Claims or to make any distribution in respect of Interests. The Debtors believe that the liquidation also would generate a significant increase in Unsecured Claims, such as Claims arising from rejections of Executory Contracts and Unexpired Leases, and Tax and other governmental Claims (including PBGC Claims).

         The information contained in Exhibit IV hereto provides a summary of the Liquidation Values of the Debtors' interests in property, on a consolidated basis, assuming a chapter 7 liquidation in which a trustee appointed by the Bankruptcy Court would liquidate the Debtors' properties and interests in property. As more fully described in Exhibit IV, the liquidation analysis is based on a number of estimates and assumptions that are subject to significant uncertainties, including estimates and assumptions relating to the proceeds of sales of assets, the timing of such sales, the impact of pending liquidations on continuing operations and values and certain tax matters. While the Debtors believe that these estimates and assumptions are reasonable for the purpose of preparing hypothetical chapter 7 liquidation analyses, no assurance exists that such estimates and assumptions would be valid if the Debtors were, in fact, to be liquidated. Moreover, as noted above, the Debtors believe that chapter 7 liquidations could result in substantial litigation that could delay the liquidation beyond the periods assumed in Exhibit IV. This delay could materially reduce the amount determined on a present value basis available for distribution to creditors. Moreover, the Debtors believe that such litigation and attendant delay could adversely affect the values realizable in the sale of the Debtors' assets to an extent that cannot be estimated at this time.

         Based on the liquidation analyses set forth in Exhibit IV, the Debtors believe that holders of Claims will receive greater value as of the Effective Date under the Plan than such holders would receive under a chapter 7 liquidation.

         In actual liquidations of the Debtors, distributions to holders of Claims would be made substantially later than the Effective Date assumed in connection with the Plan. This delay would materially reduce the amount determined on a present value basis available for distribution to creditors, including holders of Unsecured Claims. The hypothetical chapter 7 liquidations of the Debtors are assumed to commence on December 31, 2002. The liquidation analysis set forth in Exhibit IV, which is presented on a consolidated basis for the Debtors resulting in the elimination of certain intercompany claims, assumes that distributions are completed by the chapter 7 trustee within seven months of commencement. As a result, the Debtors believe the value of the liquidation distributions on a present value basis determined as of the projected Effective Date would be less than the value distributable under the Plan.

         The liquidation analysis in Exhibit IV is presented on a consolidated basis for simplicity. Because substantially all of the Debtors' assets serve as collateral for secured debt aggregating in excess of $600 million and the net liquidation value of these assets is estimated to range from approximately $210 million to approximately $261 million, substantially all available value in a chapter 7 liquidation would be used to pay a portion of the Debtors' Secured Claims. Moreover, because the value of any unencumbered assets is small (and likely is less than the outstanding amount of Priority Claims and Priority Tax Claims) and the size of the Unsecured Claims pool would substantially increase in a chapter 7 liquidation (including secured creditor deficiency Claims, PBGC Claims and rejection damage Claims, which together could exceed $450 million), the results of a Debtor-by-Debtor liquidation analysis would not differ materially from the consolidated liquidation analysis attached as Exhibit IV.

         In summary, the Debtors believe that chapter 7 liquidations of the Debtors would result in substantial diminution in the value to be realized by holders of Claims, as compared to the proposed distributions under the Plan, because of, among other factors: (a) the failure to realize the maximum going concern value of the Debtors' assets; (b) the substantial negative impact of conversion to a chapter 7 case and subsequent liquidation on the employees and customers of the Debtors; (c) additional costs and expenses involved in the appointment of trustees, attorneys, accountants and other professionals to assist such trustees in the chapter 7 cases; (d) additional expenses and Claims, some of which would be entitled to priority in payment, which would arise by reason of the liquidation and from the rejection of unexpired real estate leases and other Executory Contracts and Unexpired Leases in connection with a cessation of the Debtors' operations; and (e) the substantial time that would elapse before entities would receive any distribution in respect of their Claims. Consequently, the Debtors believe that the Plan will provide a substantially greater ultimate return to holders of Claims than would chapter 7 liquidations.

FEASIBILITY

         Section 1129(a)(11) of the Bankruptcy Code requires that Confirmation not be likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors (unless such liquidation or reorganization is proposed in the Plan). For purposes of determining whether the Plan meets this requirement, the Debtors have analyzed their ability to meet their respective obligations under the Plan. As part of this analysis, the Debtors have prepared the Projections. Based upon the Projections, the Debtors believe that their reorganization under the Plan will meet the feasibility requirements of the Bankruptcy Code.

COMPLIANCE WITH APPLICABLE PROVISIONS OF THE BANKRUPTCY CODE

         Section 1129(a)(1) of the Bankruptcy Code requires that the Plan comply with the applicable provisions of the Bankruptcy Code. The Debtors have considered each of these issues in the development of the Plan and believe that the Plan complies with all provisions of the Bankruptcy Code.

ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

         The Debtors have evaluated numerous alternatives to the Plan, including alternative structures and terms of the Plan, the liquidation of the Debtors and delaying the adoption of any plan of reorganization and the pursuit of various litigation strategies. While the Debtors have concluded that the Plan is the best alternative and will maximize recoveries by holders of Claims, if the Plan is not confirmed, the Debtors, individually or collectively, or (subject to the Debtors' exclusive periods under the Bankruptcy Code to File and solicit acceptances of a plan or plans of reorganization) any other party in interest in the Chapter 11 Cases could attempt to formulate and propose a different plan or plans of reorganization. Further, if no plan of reorganization can be confirmed, the Chapter 11 Cases may be converted to chapter 7 cases. In a liquidation case under chapter 7 of the Bankruptcy Code, a trustee or trustees would be elected or appointed to liquidate the assets of each Debtor. The proceeds of the liquidation would be distributed to the respective creditors of the Debtors in accordance with the priorities established by the Bankruptcy Code. For further discussion of the potential impact on the Debtors of the conversion of the Chapter 11 Cases to chapter 7 liquidations, see "-- Best Interests Test; Liquidation Analysis." The Debtors believe that Confirmation and consummation of the Plan is preferable to the alternatives described above.


            CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

GENERAL

         A DESCRIPTION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN IS PROVIDED BELOW. THE DESCRIPTION IS BASED ON THE INTERNAL REVENUE CODE, TREASURY REGULATIONS ISSUED THEREUNDER, JUDICIAL DECISIONS AND IRS AND ADMINISTRATIVE DETERMINATIONS, ALL AS IN EFFECT ON THE DATE HEREOF. CHANGES IN ANY OF THESE AUTHORITIES OR IN THE INTERPRETATION THEREOF, ANY OF WHICH MAY HAVE RETROACTIVE EFFECT, MAY CAUSE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN TO DIFFER MATERIALLY FROM THE CONSEQUENCES DESCRIBED BELOW.

         THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES. NO RULING HAS BEEN REQUESTED FROM THE IRS; NO OPINION HAS BEEN REQUESTED FROM COUNSEL CONCERNING ANY U.S. TAX CONSEQUENCE OF THE PLAN; AND NO TAX OPINION IS GIVEN BY THIS DISCLOSURE STATEMENT.

         THE DESCRIPTION DOES NOT COVER ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO THE DEBTORS OR HOLDERS OF CLAIMS. FOR EXAMPLE, THE DESCRIPTION DOES NOT ADDRESS ISSUES OF SPECIAL CONCERN TO CERTAIN TYPES OF TAXPAYERS, SUCH AS DEALERS IN SECURITIES, LIFE INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, TAX EXEMPT ORGANIZATIONS AND FOREIGN TAXPAYERS, NOR DOES IT ADDRESS TAX CONSEQUENCES TO HOLDERS OF INTERESTS IN WKI. IN ADDITION, THE DESCRIPTION IS LIMITED TO U.S. FEDERAL INCOME TAX CONSEQUENCES AND DOES NOT DISCUSS STATE, LOCAL OR FOREIGN TAX CONSEQUENCES.

         FOR THESE REASONS, THE DESCRIPTION THAT FOLLOWS IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND PROFESSIONAL TAX ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF EACH HOLDER OF A CLAIM OR INTEREST. HOLDERS OF CLAIMS OR

INTERESTS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PLAN.

CONSEQUENCES TO WKI

         The discharge of a debt obligation for an amount less than its adjusted issue price (in most cases, the amount received by the debtor upon incurring the obligation, with certain adjustments) generally gives rise to cancellation of indebtedness ("COD") income, which must be included in the debtor's gross income. However, COD income is not included in the gross income of a debtor in a chapter 11 case if the discharge is granted by the court or is pursuant to a plan approved by the court. The Plan, if approved, would enable the Debtors to exclude from gross income any COD income that is triggered by the Plan.

         If COD income is excluded from gross income in a chapter 11 case, certain tax attributes specified by the Internal Revenue Code, which otherwise could be of value to the debtor, are reduced. In most cases, the aggregate amount of the reduction is equal to the principal amount of the indebtedness forgiven. The tax attributes subject to reduction (and the order of reduction) are:

         o    net operating losses ("NOLs") and NOL carryovers;

         o    the general business credit and credit carryover;

         o    the minimum tax credit and credit carryover;

         o    capital losses and capital loss carryovers;

         o the tax basis of the debtor's depreciable and nondepreciable assets, but not in an amount greater than the excess of the aggregate tax bases of the property held by the debtor immediately after the discharge over the aggregate of the debtor's liabilities immediately after the discharge; and

         o    foreign tax credits and credit carryovers.

Attribute reduction is calculated after the tax for the year of discharge has been determined.

         A debtor may elect to avoid the prescribed order of attribute reduction and instead reduce the basis of depreciable property first. The Debtors do not plan to make this election. In the case of affiliated corporations filing a consolidated return (such as WKI and its subsidiaries), the attribute reduction rules generally should apply separately to the particular corporation whose debt is being discharged, not to the entire consolidated group without regard to the identity of the particular debtor. The IRS has taken the position, however, that consolidated NOLs must be reduced irrespective of the source of those losses, and a recent Supreme Court decision may be read to support this IRS position. The current IRS position as to the impact of the attribute reduction rules on other tax attributes of consolidated group members is unclear.

         To the extent, if any, that NOLs and NOL carryforwards generated by WKI and its consolidated subsidiaries prior to the Effective Date are available as deductions after the Effective Date, the ability of Reorganized WKI and its consolidated subsidiaries to utilize such deductions would be limited by section 382 of the Internal Revenue Code. Generally, under that section, the yearly limitation on Reorganized WKI and its consolidated subsidiaries' ability to utilize such deductions would be equal to the product of (a) the applicable long term tax exempt rate and (b) the lesser of the value of (i) WKI's stock immediately after implementation of the Plan and (ii) WKI and its consolidated subsidiaries' consolidated gross assets immediately prior to implementation of the Plan. The ability of WKI and its consolidated subsidiaries to utilize depreciation deductions during the five-year period following the Effective Date also may be limited under section 382 of the Internal Revenue Code, together with NOLs, to the extent that such deductions reflect a net loss that was "built-in" to WKI and its consolidated subsidiaries' assets immediately prior to the Effective Date.

         On or prior to the Effective Date, WKI will enter into the WKI/CCPC Tax Agreement with CCPC Acquisition, WKI's principal common stockholder, providing that Reorganized WKI will be responsible for handling all pre-Effective Date tax matters related to any consolidated, combined, unitary or other similar tax return filed by CCPC Acquisition or WKI and any of their direct or indirect subsidiaries.

CONSEQUENCES TO HOLDERS OF CLAIMS

         The federal income tax consequences of the Plan to a holder of a Claim will depend, in part, on whether the Claim constitutes a "tax security" for federal income tax purposes, what type of consideration was received in exchange for the Claim, whether the holder reports income on the accrual or cash basis, whether the holder has taken a bad debt deduction or worthless security deduction with respect to the Claim and whether the holder receives distributions under the Plan in more than one taxable year.

         DEFINITION OF SECURITIES

         There is no precise definition of the term "security" under the federal income tax law. Rather, all facts and circumstances pertaining to the origin and character of a claim are relevant in determining whether it is a security. Nevertheless, courts generally have held that corporate debt evidenced by a written instrument and having an original maturity of ten years or more will be considered a tax security. The 9-5/8% Senior Subordinated Notes and the 9-1/4% Senior Notes had original maturities of ten years. The term loan tranches of the Prepetition Credit Facility had original maturities of less than ten years.

         The following discussion assumes, although the matter is not free from doubt, that the New Notes will be treated as tax securities. Holders of Claims are urged to consult their tax advisors with respect to the possible treatment of their Claims and the New Notes as tax securities.

         HOLDERS OF CLAIMS CONSTITUTING TAX SECURITIES

         Under the Plan, holders of Allowed Claims possibly constituting tax securities will receive some combination of cash, New Notes and New Common Stock in satisfaction of their Claims. A holder of an Allowed Claim constituting a tax security who receives cash, New Notes and/or New Common Stock in satisfaction of such holder's Claim generally should recognize gain on the receipt of the cash, New Notes and/or New Common Stock equal to the lesser of (a) the gain realized, if any, with respect to the Claim; and (b) the amount of cash received (except that amounts, if any, allocable to interest on the Claim will be treated as interest income). The amount of gain realized by the holder with respect to the Claim should equal the excess of (i) the sum of the cash, the fair market value of the New Common Stock on the date of distribution by Reorganized WKI and the issue price of the New Notes, less any amounts allocable to interest on the Claim, over (ii) the holder's basis in the Claim. Any gain recognized will be capital or ordinary, depending on the status of the Claim in the holder's hands, including whether the Claim constitutes a market discount bond in the holder's hands. For a discussion of the issue price of the New Notes, see "-- Original Issue Discount."

         Holders of Allowed Claims constituting tax securities who receive New Notes or New Common Stock under the Plan in partial satisfaction of their Claims generally should not be permitted to recognize any loss on the satisfaction of their Claims under the Plan.

         A holder's aggregate tax basis in the New Common Stock and New Notes received under the Plan in respect of a Claim constituting a tax security, apart from amounts allocable to interest, generally should equal the holder's basis in the Claim, decreased by the amount of any cash received by the holder and increased by the amount of any gain recognized by the holder as described above, and should be allocated between the stock and notes based on the relative fair market value of each. The holding period for any New Common Stock and New Notes received under the Plan in respect of a Claim constituting a tax security, apart from amounts allocable to interest, generally should include the holding period of the Claim surrendered. A holder's tax basis in New Common Stock or New Notes allocable to interest will equal the fair market value of the New Common Stock and the issue price of the New Notes, respectively, on the date of distribution by Reorganized WKI, and the holding period of such stock and notes will begin on the day after the day of receipt. For a discussion of the issue price of the New Notes, see "-- Original Issue Discount."

         HOLDERS OF CLAIMS NOT CONSTITUTING TAX SECURITIES

         A holder of a Claim not constituting a tax security should recognize gain or loss equal to the amount realized in satisfaction of his Claim minus the holder's tax basis in the Claim. The holder's amount realized for this purpose generally will equal the sum of the cash, the fair market value of the New Common Stock received, if any, on the date of distribution by Reorganized WKI and the issue price of the New Notes, less any amount allocable to interest on the holder's Claim. For a discussion of the issue price of the New Notes, see "-- Original Issue Discount."

         Any gain or loss recognized by a holder of a Claim not constituting a tax security will be capital or ordinary depending on the status of the Claim in the holder's hands, including whether or not the Claim constitutes a market discount bond in the holder's hands. Such a holder's tax basis for any New Common Stock received under the Plan generally should equal its fair market value on the date of distribution by Reorganized WKI, and the holder's tax basis in the New Notes generally should be their issue price on such date. The holding period for any New Common Stock or New Notes received under the Plan by a holder of a Claim not constituting a tax security generally should begin on the day following the day of receipt.

         ORIGINAL ISSUE DISCOUNT

         The New Notes will be treated as issued with original issue discount ("OID") to the extent that their "stated redemption price at maturity" exceeds their "issue price."

         An instrument's stated redemption price at maturity includes all payments required to be made over the term of the instrument other than payments of "qualified stated interest," defined as interest payments required to be made at fixed periodic intervals of one year or less.

         The determination of the "issue price" of the New Notes will depend on whether the New Notes (or the Claims for which they are issued) are publicly traded on an established securities market. If the New Notes are publicly traded on such a market (or if a substantial amount of the New Notes is issued for Claims that are traded on such a market), their issue price will be their fair market on the date of issue. If the New Notes (and the Claims for which they are issued) are not publicly traded on such a market, their issue price will be their principal amount. An "established securities market" includes a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sale transactions.

         A holder of a debt instrument that bears OID is required to include in gross income an amount equal to the sum of the daily portions of OID for each day during the taxable year in which the debt instrument is held. The daily portions of OID are determined by allocating to each day in an accrual period the pro rata portion of the OID that is considered allocable to the accrual period. The amount of OID that is allocable to an accrual period is generally equal to the product of the adjusted issue price of the New Notes at the beginning of the accrual period (the issue price of the New Notes increased by prior accruals of OID and decreased by prior cash payments) and their yield-to-maturity (the discount rate which, when applied to all payments under the New Notes, results in a present value equal to the issue price of the New Notes).

         The general effect of the OID rules is that holders may be required to include OID in income in advance of the receipt of cash in respect of such income.

CERTAIN OTHER TAX CONSIDERATIONS FOR HOLDERS OF CLAIMS

         PRE-EFFECTIVE DATE INTEREST

         The Plan provides that each holder's recovery is being received first in exchange for the principal amount of the holder's Allowed Claim, not the unpaid pre-Effective Date interest (if any) on such Allowed Claim. This treatment is not certain, however, and a holder of a Claim that was not previously required to include in its taxable income any accrued but unpaid pre-Effective Date interest on the Claim may be treated as receiving taxable interest (to the extent any consideration it receives under the Plan is properly allocable to such interest for federal income tax purposes). A holder previously required to include in its taxable income any accrued but unpaid interest on a Claim may be entitled to recognize a deductible loss to the extent that such interest is not satisfied under the Plan.

         REINSTATEMENT OF CLAIMS

         Holders of Claims generally should not recognize gain, loss or other taxable income upon the Reinstatement of their Claims under the Plan. Taxable income, however, may be recognized by those holders if they are considered to receive interest, damages or other income in connection with the Reinstatement or if the Reinstatement is considered for tax purposes to involve a substantial modification of the Claim.

BAD DEBT DEDUCTION

         A holder who, under the Plan, receives in respect of a Claim an amount less than the holder's tax basis in the Claim may be entitled in the year of receipt (or in an earlier year) to a bad debt deduction. The rules governing the timing and amount of bad debt deductions place considerable emphasis on the facts and circumstances of the holder, the obligor and the instrument with respect to which a deduction is claimed. Holders of Claims therefore are urged to consult their tax advisors with respect to their ability to take such a deduction.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Under the Internal Revenue Code's backup withholding rules, a holder of a Claim may be subject to backup withholding at a 30% rate during the years 2002 through 2003 (and at a 29% rate during the years 2004 through 2005; and at a 28% rate thereafter) with respect to distributions or payments made pursuant to the Plan unless that holder (a) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates that fact; or
(b) provides a correct taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and that the holder is not subject to backup withholding because of a failure to report all dividend and interest income. Backup withholding is not an additional tax, but merely an advance payment that may be refunded to the extent it results in an overpayment of tax. Holders of Claims may be required to establish exemption from backup withholding or to make arrangements with respect to the payment of backup withholding.


           APPLICABILITY OF CERTAIN FEDERAL AND STATE SECURITIES LAWS

APPLICABILITY OF CERTAIN FEDERAL AND STATE SECURITIES LAWS

         No registration statement will be filed under the Securities Act, or any state securities laws with respect to the offer and distribution under the Plan of the New Common Stock or the New Notes (collectively, the "Plan Securities"). The Debtors believe that the provisions of section 1145(a)(1) of the Bankruptcy Code exempt the offer and distribution of such securities under the Plan from federal and state securities registration requirements. Initially, none of the Plan Securities, including the New Common Stock, will be listed on any exchange or authorized for quotation in the Nasdaq national market. There can be no assurance that any Plan Securities, including the New Common Stock, will ever be so listed or authorized for quotation.

         BANKRUPTCY CODE EXEMPTIONS FROM REGISTRATION REQUIREMENTS

         Initial Offer and Sale of Securities. Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Debtors believe that the offer and sale of the Plan Securities under the Plan satisfies the requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, are exempt from registration under the Securities Act and state securities laws.

         Subsequent Transfers of Securities. In general, all resales and subsequent transactions in the Plan Securities will be exempt from registration under the Securities Act pursuant to section 4(1) of the Securities Act, unless the holder thereof is deemed to be an "underwriter" with respect to such securities, an "affiliate" of the issuer of such securities or a "dealer."
Section 1145(b) of the Bankruptcy Code defines four types of "underwriters":

         (a) persons who purchase a claim against, an interest in, or a claim for administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest ("accumulators");

         (b) persons who offer to sell securities offered under a plan for the holders of such securities ("distributors");

         (c) persons who offer to buy securities from the holders of such securities, if the offer to buy is (i) with a view to distributing such securities and (ii) made under a distribution agreement; and

         (d) a person who is an "issuer" with respect to the securities, as the term "issuer" is defined in section 2(11) of the Securities Act.

Under section 2(11) of the Securities Act, an "issuer" includes any "affiliate" of the issuer, which means any person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with the issuer. Under section 2(12) of the Securities Act, a "dealer" is any person who engages either for all or part of such person's time, directly or indirectly, as agent, broker or principal in the business of offering, buying, selling or otherwise dealing or trading in securities issued by another person. Whether or not any particular person would be deemed to be an "underwriter" or an "affiliate" with respect to any security to be issued pursuant to the Plan or to be a "dealer" would depend upon various facts and circumstances applicable to that person. Accordingly, the Debtors express no view as to whether any person would be deemed to be an "underwriter" or an "affiliate" with respect to any security to be issued pursuant to the Plan or to be a "dealer."

         In connection with prior bankruptcy cases, the staff of the SEC has taken the position that resales by accumulators and distributors of securities distributed under a plan of reorganization are exempt from registration under the Securities Act if effected in "ordinary trading transactions." The staff of the SEC has indicated in this context that a transaction may be considered an "ordinary trading transaction" if it is made on an exchange or in the over-the-counter market and does not involve any of the following factors:

         (a) either (i) concerted action by the recipients of securities issued under a plan in connection with the sale of such securities or (ii) concerted action by distributors on behalf of one or more such recipients in connection with such sales;

         (b) the use of informational documents concerning the offering of the securities prepared or used to assist in the resale of such securities, other than a bankruptcy court-approved disclosure statement and supplements thereto and documents filed with the SEC pursuant to the Exchange Act; or

         (c) the payment of special compensation to brokers and dealers in connection with the sale of such securities designed as a special incentive to the resale of such securities (other than the compensation that would be paid pursuant to arm's-length negotiations between a seller and a broker or dealer, each acting unilaterally, not greater than the compensation that would be paid for a routine similar-sized sale of similar securities of a similar issuer).

The Debtors have not sought the views of the SEC on this matter and, therefore, no assurance can be given regarding the proper application of the "ordinary trading transaction" exemption described above. Any persons intending to rely on such exemption are urged to consult their own counsel as to the applicability thereof to any particular circumstances.

         In addition, for any "affiliate" of an issuer deemed to be an underwriter, Rule 144 provides an exemption from registration under the Securities Act for certain limited public resales of unrestricted securities by "affiliates" of the issuer of such securities. Rule 144 allows a holder of unrestricted securities that is an affiliate of the issuer of such securities to sell, without registration, within any three-month period a number of shares of such unrestricted securities that does not exceed the greater of 1% of the number of outstanding securities in question or the average weekly trading volume in the securities in question during the four calendar weeks preceding the date on which notice of such sale was filed pursuant to Rule 144, subject to the satisfaction of certain other requirements of Rule 144 regarding the manner of sale, notice requirements and the availability of current public information regarding the issuer. The Debtors believe that, pursuant to section 1145(c) of the Bankruptcy Code, the New Common Stock to be issued pursuant to the Plan will be unrestricted securities for purposes of Rule 144.

         GIVEN THE COMPLEX NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER, THE DEBTORS MAKE NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE PLAN SECURITIES. THE DEBTORS RECOMMEND THAT HOLDERS OF CLAIMS CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES.

         Subsequent Transfers Under State Law. State securities laws generally provide registration exemptions for subsequent transfers by a bona fide owner for the owner's own account and subsequent transfers to institutional or accredited investors. Such exemptions generally are expected to be available for subsequent transfers of the New Common Stock.

         CERTAIN TRANSACTIONS BY STOCKBROKERS

         Under section 1145(a)(4) of the Bankruptcy Code, stockbrokers effecting transactions in the New Common Stock prior to the expiration of 40 days after the first date on which such securities were bona fide offered to the public by Reorganized WKI or by or through an underwriter are required to deliver to the purchaser of such securities a copy of this Disclosure Statement (and supplements hereto, if any, if ordered by the Bankruptcy Court) at or before the time of delivery of such securities to such purchaser. In connection with prior bankruptcy cases, the staff of the SEC has taken so-called "no-action" positions with respect to noncompliance by stockbrokers with such requirement in circumstances in which the debtor was, and the reorganized debtor was to continue to be, subject to and in compliance with the periodic reporting requirements of the Exchange Act. The views of the SEC on this matter, however, have not been sought by the Debtors and, therefore, no assurance can be given regarding the possible consequences of noncompliance by stockbrokers with the disclosure statement delivery requirements of section 1145(a)(4). Stockbrokers are urged to consult their own counsel with respect to such requirements.

REGISTRATION RIGHTS

         Pursuant to the Plan, on the Effective Date, Reorganized WKI will become subject to the Stockholders' Agreement, which will be binding upon each recipient (and its respective transferees) of New Common Stock, including holders of Bank Loan Claims, Borden Credit Facility Claims and 9-5/8% Senior Subordinated Note Claims and all recipients of option grants under the Management Stock Plan. At any time after the Effective Date, Holders (as defined in the Stockholders' Agreement) holding more than 30% of the outstanding New Common Stock will have the right to require registration under the Securities Act of the WKI Common Stock at Reorganized WKI's expense. Following the initial registration of WKI Common Stock, the Holders shall be entitled to two additional demand registrations at Reorganized WKI's expense. After the initial registration of the WKI Common Stock, such additional demand registrations may be initiated by Holders holding at least the lesser of (a) 20% of the unregistered New Common Stock held by Holders or (b) 15% of the outstanding WKI Common Stock. In each demand registration, the Holders initiating the demand must seek registration of at least 50% of the New Common Stock owned by such Holders. Holders other than those initiating a demand registration will be entitled to participate pro rata in any demand registration and will have priority over any shares proposed to be registered by Reorganized WKI in any demand registration. Under the Stockholders' Agreement, Reorganized WKI will not be required to cause a registration statement to become effective under the Securities Act earlier than 120 days after the effective date of the registration statement filed pursuant to the immediately preceding demand.

         The Stockholders' Agreement provides that if Reorganized WKI seeks to register New Common Stock, the Holders also will have incidental or "piggyback" rights to have their shares of New Common Stock included in such registration (other than registrations by Reorganized WKI of New Common Stock on Securities Act Forms S-4 and S-8). In the case of incidental or "piggyback" registrations, shares of New Common Stock will have priority over shares of Holders sought to be included in the registration, in the event of any underwriter cutback. The Stockholders' Agreement also provides that at such time as Reorganized WKI is eligible to use Securities Act Form S-3, upon the request of eligible Holders of New Common Stock, Reorganized WKI will cause to become effective a shelf registration statement for the sale of New Common Stock by the Holders. Such shelf registration statement shall not be required to become effective earlier than 120 days after the effective date of the registration statement filed pursuant to the immediately preceding demand. Reorganized WKI shall cause such shelf registration statement to remain effective until the earlier of two years following demand for the shelf registration and the date on which the Holders can sell their New Common Stock without limit under Rule 144(k) under the Securities Act. Such shelf registration statement shall permit underwritten offerings.

         The right of Holders to initiate a demand registration is subject to certain limitations set forth in the Stockholders' Agreement regarding "black-out periods" designed to prevent a demand registration from unduly interfering with a pending corporate transaction in which Reorganized WKI may engage. The Stockholders' Agreement also requires the Holders to enter into underwriting arrangements in customary form, including provision of indemnities by the Holders.


                             ADDITIONAL INFORMATION

         Any statements in this Disclosure Statement concerning the provisions of any document are not necessarily complete, and in each instance reference is made to such document for the full text thereof. Certain documents described or referred to in this Disclosure Statement have not been attached as exhibits because of the impracticability of furnishing copies of these documents to all recipients of this Disclosure Statement. All of the exhibits and schedules to the Plan (once Filed with the Bankruptcy Court) and this Disclosure Statement are available for inspection on the Document Website located at www.worldkitchen.com/reorganization, or at any other location designated by the Debtors, and may be obtained in the manner described in the notice of the Confirmation Hearing.


                          RECOMMENDATION AND CONCLUSION

         For all of the reasons set forth in this Disclosure Statement, the Debtors believe that the Confirmation and consummation of the Plan is preferable to all other alternatives. Consequently, the Debtors urge all holders of Claims in voting Classes to vote to accept the Plan and to evidence their acceptance by duly completing and returning their Ballots so that they will be received on or before the Voting Deadline. The Committee likewise unanimously supports the Plan.

Dated:  November 15, 2002               Respectfully submitted,

                                        WKI HOLDING COMPANY, INC. (for itself
                                        and on behalf of each Subsidiary Debtor)


                                        By: /s/ Raymond J. Kulla
                                            ------------------------------------
                                            Name:  Raymond J. Kulla
                                            Title: Vice President,
                                                   General Counsel and Secretary

COUNSEL:


By: /s/ Jeffrey B. Ellman
RICHARD M. CIERI (OH 0032464)
JEFFREY B. ELLMAN (OH 0055558)
JONES, DAY, REAVIS & POGUE
North Point
901 Lakeside Avenue
Cleveland, Ohio  44114
(216) 586-3939

HENRY L. GOMPF (TX 08116400)
JONES, DAY, REAVIS & POGUE
2727 North Harwood
Dallas, Texas  75201
(214) 220-3939

MARK L. HANSON (GA 323935)
JONES, DAY, REAVIS & POGUE
3500 SunTrust Plaza
303 Peachtree Street, N.E.
Atlanta, Georgia  30308-3242
(404) 521-3939

ATTORNEYS FOR DEBTORS AND
DEBTORS IN POSSESSION

                                    EXHIBIT I

                               SUBSIDIARY DEBTORS

Chicago Cutlery, Inc.
CSC of Tennessee, Inc.
EKCO Cleaning, Inc.
EKCO Distribution of Illinois, Inc.
EKCO Group, Inc.
EKCO Housewares, Inc.
EKCO Manufacturing of Ohio, Inc.
WB of Ohio, Inc.
WKI Latin America Holding, LLC
World Kitchen (GHC), Inc.

                                   EXHIBIT II

                 SECOND AMENDED JOINT PLAN OF REORGANIZATION OF
     WORLD KITCHEN, INC., ITS PARENT CORPORATION AND ITS SUBSIDIARY DEBTORS

                                   EXHIBIT III

                             WKI FORMS 10-K AND 10-Q

               (NOT INCLUDED - SEE PARAGRAPH 6 OF ATTACHED NOTICE)

                                   EXHIBIT IV

                              LIQUIDATION ANALYSIS

         This liquidation analysis was prepared as a hypothetical chapter 7 liquidation of the Debtors and their non-Debtor subsidiaries (i.e., the World Kitchen Companies)(1) by FTI Consulting, Inc. and necessarily relies on certain projected future events and certain estimates and assumptions in order to arrive at a hypothetical liquidation value for the World Kitchen Companies. The estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of the World Kitchen Companies and their management, and upon assumptions with respect to the liquidation decisions that could be subject to change. ACCORDINGLY, THERE CAN BE NO ASSURANCES THAT THE VALUES REFLECTED IN THIS LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE WORLD KITCHEN COMPANIES WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE. Furthermore, the World Kitchen Companies do not have available any current appraisals of their assets. Moreover, the Debtors cannot predict with any degree of certainty the impact of forced liquidation asset sales on the in-use market value of the related assets.

                                                                   (numbers in thousands)

                                                                       Estimated             Estimated
                                                                     Recovery Rate       Liquidation Value
                                                      Adj. Book      -------------     ---------------------
                                            Notes     Balance(2)     Low      High       Low          High
                                            -----     ----------     ----     ----     --------     --------
Estimated Asset Proceeds Available
for Distribution:
Cash                                          (1)       $33,628      100%     100%     $ 33,628      $33,628
Accounts Receivable                           (2)
  Trade Receivables, Net                                 67,723       67%      79%       45,375       53,501
  Other Receivables                                       1,310       60%      70%          786          917
                                                       ---------     ----     ----     --------     --------
     Total Accounts Receivable                           69,033       67%      79%       46,160       54,418
Inventory                                     (3)       149,807       47%      61%       70,409       91,382
Intangible Assets                             (4)
  Net Goodwill                                          200,294        0%       0%            -            -
  Net Trademarks                                         84,602       70%      80%       59,222       67,682
  Other Intangibles                                       9,392        1%       3%           94          282
                                                       ---------     ----     ----     --------     --------
     Total Intangible Assets                            294,288       20%      23%       59,315       67,964
Property and Equipment, Net                   (5)       107,609       47%      59%       50,576       63,490
Other Assets                                  (6)        29,896        1%       5%          299        1,495
                                                       ---------     ----     ----     --------     --------

Gross Proceeds                                         $684,261       38%      46%     $260,388     $312,376

Wind-Down Costs                               (7)                                        50,032       51,592
                                                                                       --------     --------
Net Proceeds Available for Distribution                                                $210,356     $260,784
                                                                                       ========     ========

---------------
     (1) Excluding Intercompany Claims, the Debtors' non-Debtor subsidiaries have an insignificant amount of debt. The Debtors do not believe that the inclusion of such debt would materially change this liquidation analysis.

     (2) The adjusted book balance reflects adjustments made to the June 30, 2002 book balance of the World Kitchen Companies for purposes of this liquidation analysis. Excluding classification differences among asset categories, the only monetary variance between the adjusted book balance and the June 30, 2002 book balance is $6.5 million in Trade Accounts Receivable. This amount represents various allowance accruals that were classified in the Other Accrued Liabilities section of the balance sheet. For purposes of this liquidation analysis, these allowance accruals are netted against accounts receivable along with other reserves to derive the Net Accounts Receivable Balance.

CREDITOR RECOVERY

                                                      Estimated             Estimated Recovery
                                                       Allowed     ------------------------------------
                                            Notes      Claims         Low        %       High        %
                                            -----    ----------    --------    ----    --------    ----

Net Proceeds Available for Distribution                      --     210,356             260,784

Secured Claims                                (8)
  Tranche B Revolving Claims                             25,000      25,000    100%      25,000    100%
                                                                   --------            --------
    Amount Available After Tranche B
      Revolving Claims                                       --     185,356             235,784
Industrial Revenue Bonds                                  6,449       6,449    100%       6,449    100%
                                                                   --------            --------
  Amount Available After Industrial
    Revenue Bonds                                            --     178,907             229,335
Other Secured Debt                                          300         300    100%         300    100%
                                                                   --------            --------
  Amount Available After Other
    Secured Debt                                                    178,607             229,035
Secured Bank Debt                                       552,100     178,607     32%     229,035     41%
  Amount Available After Secured
    Bank Debt                                                --          --                  --
Borden Facility                                          25,000          --      0%          --      0%
  Amount Available After Borden
    Facility                                                 --          --                  --

Unsecured Priority Claims                     (9)        19,680          --      0%          --      0%
  Amount Available After Unsecured
    Priority Claims                                          --          --                  --

General Unsecured Claims                     (10)
  9-1/4% Sr. Notes                                        2,877
  9-5/8% Sr. Subordinated Notes                         211,075
  Accounts Payable                                       47,561
  Other Liabilities                                     136,730
                                                     ----------
    Total General Unsecured Claims                      398,243          --      0%          --      0%
    Amount Available After General
      Unsecured Claims                                       --          --                  --
Other Claims
  Interests - Old WKI Preferred Stock                        --          --                  --
  Amount Available After Old WKI
    Preferred Stock                                          --          --                  --
  Interests - Old WKI Common Stock                           --          --                  --
  Amount Available After Old WKI
    Common Stock                                             --          --                  --
                                                     ----------    --------    ----    --------
  Total Claims Recovered                             $1,026,772    $210,356     20%    $260,784     25%
                                                     ==========    ========            ========



         Estimated proceeds available for distribution to holders of Secured Claims represent proceeds from the liquidation of assets subject to security interests. In general, liquidation proceeds would be allocated as follows: first, to the holders of Secured Claims to the extent of the value of their collateral; second, to the costs, fees and expenses of the liquidation, as well as other administrative expenses of the World Kitchen Companies' hypothetical chapter 7 case, including tax liabilities; third, to Priority Tax Claims and other Claims entitled to priority payment under the Bankruptcy Code; and, fourth, to Unsecured Claims.

          The liquidation analysis presented herein reflects a hypothetical liquidation of the World Kitchen Companies under chapter 7 of the Bankruptcy Code to determine whether the Plan satisfies the "best interests" test contained in section 1129(a)(7) of the Bankruptcy Code. See "Voting and Confirmation of the Plan - Best Interests Test; Liquidation Analysis." This analysis assumes that the hypothetical liquidation is effectuated on an orderly basis beginning on December 31, 2002. For purposes of preparing this liquidation analysis, certain financial information concerning the assets and liabilities of the World Kitchen Companies has been based on the World Kitchen Companies' financial data as of June 30, 2002 and, except as indicated below, does not reflect any change in such information that may have occurred subsequent to that date. The Debtors do not believe that any such changes would be material to the overall liquidation analysis. For clarity of presentation, this liquidation analysis is presented on a consolidated basis for all of the World Kitchen Companies. As such, the liquidation analysis assumes that the assets associated with each of the World Kitchen Companies are liquidated separately. THIS LIQUIDATION ANALYSIS ASSUMES AN ORDERLY LIQUIDATION OF THE WORLD KITCHEN COMPANIES. NONE OF THE RECOVERY VALUES CONTAINED WITHIN THIS LIQUIDATION ANALYSIS REFLECT WHAT THE BUSINESSES OF THE WORLD KITCHEN COMPANIES MAY BE WORTH IF LIQUIDATED, EITHER SEPARATELY OR AS A WHOLE. No proceeds from recoveries of preferences, fraudulent conveyances or other related causes of action, if and to the extent any may be realized, have been included. The World Kitchen Companies are assumed to be liquidated under the direction of a Bankruptcy Court-appointed trustee with the assistance of existing management and specific professionals. The operating assets of the businesses are assumed to be fully liquidated within seven months. The proceeds from the liquidation have not been discounted to reflect the assumed delay in distributions. Applying a discount factor to the proceeds from the liquidation would result in a lower range of recoveries for certain creditors.

                                      NOTES

          (1) "Cash" consists of all cash held in banks or petty cash accounts and should be fully recoverable.

          (2) "Accounts Receivable" consists primarily of trade receivables. The collection rate of trade accounts receivable is based on the Debtors' view of such factors as the nature of the receivables, aging and historical collection patterns and estimated collectibility.

          Based on their collection history, the Debtors believe that a significant portion of trade accounts receivable is collectable. Recovery rates have been scaled down from historically higher recovery rates because collectibility of the receivables is assumed to deteriorate once customer obligors realize that the Debtors are no longer a continuing entity, and because of an assumed reduction of resources in collection efforts in a liquidation scenario.

          (3) The overall recoveries for "Inventories" are based on management's estimated recovery for each of the inventory categories, net of reserves and intercompany profits, and are based predominantly on the nature of the products. In deriving the low and high estimated recovery rates for inventory, a category-by-category analysis was performed in an effort to estimate the value of inventory, which incorporated the Debtors' analyses of historical recovery rates on inventory sold through a store closure. Inventory consists primarily of work-in-process (WIP) inventory that may be more difficult to liquidate because of its intermediate state as compared to raw material or finished goods inventory.

          (4) Recovery values for "Intangible Assets" were based on the World Kitchen Companies' estimated recovery for each of the asset categories. As such, trademarks, goodwill and other intangibles are separately valued. The majority of the intangible balance is comprised of goodwill, which is assumed to have no recovery value in an orderly liquidation.

          (5)  "Property and Equipment" is held at the following WKI locations:

               1.   Charleroi, PA - manufactures Pyrex(R) products

               2.   Chambersburg, PA - administrative use

               3.   Corning, NY (Pressware plant) - manufactures
                    Corelle(R) products

               4.   Elmira, NY (closed) - administrative use

               5.   Franklin Park, IL - administrative use

               6.   Greencastle, PA - distribution center

               7.   Plainfield, IN (closed) - distribution center/warehouse

               8. Martinsburg, WV (closed) - formerly manufactured clear Corningware(R)products

               9. Massillon, OH - manufactures Baker's Secret(R)/metal bakeware products

               10.  Monee, IL - distribution center/warehouse

               11.  New York, NY - administrative use

               12.  Waynesboro, VA (closed) - distribution center

          Recovery range estimates were based on the Debtors' input, as well as information gathered from visits to the distribution center in Greencastle, PA and the manufacturing plant in Charleroi, PA. Each location's assets were assessed a recovery rate range, and a total range was determined using a weighted average for each asset. Management's estimates are based on such factors as age, life span, the usefulness of assets, the ability to find buyers and strategic initiatives. Property and Equipment is comprised of the following two main categories: (a) Land and Buildings and (b) Machinery and Equipment.

          (6) "Other Assets" consist primarily of miscellaneous prepaid items, deposits, long-term receivables and favorable leases, debt issuance costs and computer software. Recovery values for these assets were based on management's estimated recovery for each of the asset categories. All assets in this category were assumed to have minimal recovery values in an orderly liquidation with the exception of deposits and long-term receivables.

          (7) "Wind-Down Costs" reflect estimated costs associated with the administration of the hypothetical chapter 7 asset liquidation. It is assumed that a complete liquidation of the World Kitchen Companies' assets occurs over a seven-month period. The administrative structure and resulting costs required to effectuate such asset disposition will be significantly lower than that required for continuing operations and will diminish as the liquidation period progresses.

          The recovery rates associated with the liquidation values assumes an orderly shut down and clean up of the domestic and international operations of the World Kitchen Companies. Costs associated with the wind down consist of labor costs, including continuing payroll ($19.5 million); retention and severance, as applicable ($8.9 million); sales and other taxes ($1.3 million); professional fees ($2.7 million); occupancy ($4.7 million); general and administrative ($1.6 million); and other expenses ($3.5 million).

          A trustee is assumed to be retained to perform the functions associated with a chapter 7 liquidation. Trustee fees are estimated to be 3% of the gross proceeds of the sale of all assets.

          (8) "Secured Claims" include Claims under the Prepetition Credit Facility, including the Tranche B Revolving Claims of $25.0 million ($577.1 million), Claims under Industrial Revenue Bonds ($6.4 million), Claims under the Borden Credit Facility ($25.0 million) and other Secured Claims ($0.3 million).

          (9) "Unsecured Priority Claims" of $19.7 million represent $14.9 million of Priority Claims of employees against the Debtors' Estates and $4.8 million of Claims for Taxes against the Debtors' Estates.

          (10) "General Unsecured Claims" primarily consist of 9-1/4% Senior Note Claims ($2.9 million), 9-5/8% Senior Subordinated Note Claims ($211.1 million) and other Unsecured Claims ($184.3 million). Other Unsecured Claims of $184.3 million include certain employee benefit, retiree medical, Executory Contract and

Unexpired Lease rejection and other Claims that are classified as general Unsecured Claims for purposes of a liquidation analysis in an assumed liquidation under chapter 7 of the Bankruptcy Code, but which would remain as outstanding liabilities of the Reorganized Debtors (and not classified as general Unsecured Claims) under the Plan.